As confidentially submitted to the United States Securities and Exchange Commission on September 10, 2020.

This Amendment No. 1 to the draft registration statement dated August 3, 2020 has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LUMIRADX LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Clifton House, 75 Fort Street

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

LumiraDx Inc.

221 Crescent Street. 5th Floor

Waltham, MA 02453

(209) 721-950

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edwin M. O’Connor Laurie A. Burlingame Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Ian Lopez Fried, Frank, Harris, Shriver & Jacobson (London) LLP 100 Bishopsgate London EC2N 4AG United Kingdom +44 20 7972 9600	Anna-Lise Wisdom Appleby (Cayman) Ltd 71 Fort Street, PO Box 190 Grand Cayman, KY1-1104 +1 345 949 4900	Donald J. Murray Brian K. Rosenzweig Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common Shares, par value $0.001 per common share	$	$

(1)	Includes additional common shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                      , 2020

PRELIMINARY PROSPECTUS

             Common Shares

We are offering                  common shares, par value $0.001 per common share, of LumiraDx Limited. This is the initial public offering of our common shares and no public market currently exists for our common shares.

We expect the initial public offering price to be between $                 and $                 per common share. We intend to apply to list our common shares on The Nasdaq Global Market under the symbol “LMDX”.

Our share capital consists of common shares and A ordinary shares, which we refer to as ordinary shares. The rights of the holders of common shares and ordinary shares are identical, except as they relate to voting and conversion rights. Each common share entitles the holder to one vote on any proposed shareholder resolution. Each ordinary share entitles the holder to ten votes on any proposed shareholder resolution and is convertible at any time after the date that is 180 days from the completion of this offering (or at such earlier time as approved by our board of directors due to exceptional circumstances, with the prior written consent of Jefferies LLC and SVB Leerink LLC) into one common share. Upon the completion of this offering, holders of our ordinary shares will control approximately     % of the shareholder voting power of our outstanding share capital, and Ron Zwanziger, our Chief Executive Officer and co-founder, Dave Scott, Ph.D., our Chief Technology Officer and co-founder, and Jerry McAleer, Ph.D., our Chief Scientist and co-founder, collectively referred to herein as our co-founders, and their respective affiliates, will control approximately     % of the shareholder voting power of our outstanding share capital, as further described under “Principal Shareholders” in this prospectus. As a result, individually or together, holders of our ordinary shares and co-founders will be able to significantly influence any action requiring the approval of our shareholders, including the election of members of our board of directors, the adoption of amendments to our memorandum and articles of association, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. In addition, each of our co-founders is a director of the company and cannot be removed from our board of directors absent the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates.

Investing in our common shares involves a high degree of risk. Before buying any common shares, you should carefully read the discussion of material risks of investing in our common shares in the section titled “Risk Factors” beginning on page 14 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

No offer or invitation to subscribe for common shares may be made to the public in the Cayman Islands.

	PER COMMON SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the common shares is expected to be made on or about                 , 2020. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional                  common shares at the initial public offering price, less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $                .

Jefferies	SVB Leerink	Evercore ISI	Raymond James

Prospectus dated                 , 2020.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and any such prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, or U.S., where action for that purpose is required. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus outside the U.S.

We are incorporated under the laws of the Cayman Islands and are a United Kingdom, or U.K., resident for tax purposes. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer”. As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Unless otherwise noted, all references in this prospectus to “$”, “US$”, “U.S. dollars”, “dollars” and “USD” mean U.S. dollars, all references to “£” and “GBP” mean pounds sterling, and all references to “€” and “euros” mean euros.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements contained in this prospectus were prepared in accordance with generally accepted accounting principles in the U.S.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. This summary contains forward-looking statements that are based on estimates and assumptions and, as such, are subject to risks and uncertainties. Our actual results may differ significantly from what is stated in or suggested by such forward-looking statements due to a variety of factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, “LumiraDx”, “the company”, “we”, “us” and “our” refer to LumiraDx Limited and its consolidated subsidiaries.

Our Company

We are a next generation point of care, or POC, diagnostic company because we address the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, a broad menu of tests on a single instrument, and a low cost of ownership. We are focused on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, thereby enabling more informed medical decisions to improve health outcomes while lowering costs. We have developed and launched our LumiraDx Platform, or Platform, which is an integrated system comprised of a small, versatile POC instrument, or Instrument, precise, low-cost microfluidic test strips, and seamless, secure digital connectivity. Our proprietary Platform is designed to simplify, scale down, and integrate multiple testing methodologies onto a single instrument, enabling a broad menu of tests with lab-comparable performance at a low cost and with results generally in 10 minutes or less from sample to result. With our Platform, our goal is to address the key challenges faced by healthcare providers in providing efficient and cost-effective patient care in a community setting.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, there are no existing high performance POC alternatives. Our initial commercial tests and those under development are designed to address unmet diagnostic needs in the fields of infectious disease, cardiovascular disease, diabetes, and coagulation disorders. To date, we have developed and launched two diagnostic tests for use with our Instrument: our SARS-CoV-2 antigen test commercially available under an Emergency Use Authorization, or EUA, and a CE Mark and our International Normalized Ratio, or INR, test, which is commercially available under a CE Mark. We also received an EUA for our molecular lab reagent kit, LumiraDx SARS-CoV-2 RNA STAR, and we recently commenced sales.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we have developed our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests for use in community-based healthcare settings. Our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests have demonstrated highly accurate results within minutes on our Instrument. We have obtained an EUA and a CE Mark for our SARS-CoV-2 antigen test and we have commenced commercial sales of our SARS-CoV-2 antigen test in Europe and the U.S. to customers, including the United Kingdom National Health Service, or NHS, and CVS Pharmacy, Inc., or CVS. Our SARS-CoV-2 antigen test has been authorized by FDA under an EUA only for the qualitative detection of SARS-CoV-2 nucleocapsid protein and has not been authorized for use to detect any other viruses or pathogens. In addition, the CE Mark process is a self-certification process where we self-declare as a manufacturer that we have checked the product meets European Union safety, health or environmental requirements. Our SARS-CoV-2 antigen test has not been cleared or approved by FDA or any other regulatory body. We plan to submit an EUA request and obtain a CE Mark for our SARS-CoV-2 antibody test.

In laboratory and clinical studies, our SARS-CoV-2 antigen test demonstrated a very low Limit of Detection, or LOD, of 32 TCID50 per mL and high sensitivity and specificity within a detection window of 12 days from onset of symptoms and delivered results within 12 minutes or less. We seek to have the first and only commercially available platform that can perform both SARS-CoV-2 antigen and SARS-CoV-2 antibody tests on a single instrument and in minutes. We believe the superior performance over a wide detection time has the potential to greatly improve the diagnosis of COVID-19 infection and infectivity, enable large-scale population monitoring and facilitate management of the COVID-19 pandemic.

We currently have a pipeline of more than 30 tests in various stages of development for community-based healthcare settings and plan to launch 10 tests in the next two years, subject to successful development and regulatory approval or clearance. Our key tests under development include: Flu A/B + SARS-CoV-2 antigen and Flu A/B + Respiratory Syncytial Virus, or RSV, for respiratory infectious disease; D-Dimer for cardiovascular disease or coagulation disorders; high sensitivity troponin I for cardiovascular disease; C-Reactive Protein, or CRP, for infectious disease; and glycated hemoglobin, or HbA1c, for diabetes. Our tests are subject to extensive regulatory requirements and we seek to obtain regulatory approval, authorization or clearance on a test-by-test basis. We are focused on commercializing our tests on pace with receipt of the requisite regulatory approval, authorization or clearance and any delays in commercialization of our tests or decreases in the expected market demand for our tests could adversely impact our operations and financial results. We have also entered into research and development, or R&D, collaborations with well-established diagnostic companies that have market-leading assays and capabilities in specific conditions to further accelerate the expansion of the test menu for our Platform. Additionally, our R&D team is focused on continuous enhancement of our disruptive technologies.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. As such, we currently have direct sales and marketing operations in 16 countries, including the U.S., most Western European countries, Japan, South Africa, Colombia and Brazil, and over time plan to further expand to the largest in vitro diagnostic, or IVD, markets, including China, India and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

Our Market Opportunity

IVD tests are used to analyze patient samples to obtain information about a patient’s health status—to screen, diagnose or assess the risk of developing health issues as well as to select the appropriate therapy for a patient or to monitor chronic disease patients. IVD testing is one of the most important tools for a healthcare provider to determine the needs of his or her patients and is primarily conducted in one of two locations—either (i) in a central, or “reference,” laboratory, or central lab, or (ii) at the POC, where the healthcare provider first meets with the patient and assesses the patient’s condition. POC locations include hospital emergency departments as well as a range of other community-based healthcare settings, including physician offices, retail pharmacies, urgent care centers, community health clinics and non-traditional health care settings, which we refer to collectively as community-based healthcare settings.

POC tests have numerous advantages over central lab tests. Since central labs generally rely on samples being sent to them from remote collection locations, several hours to weeks may elapse between sample collection and results. Reporting delays have the potential to impact patient care, especially in acute situations. Remote sample collection also increases cost, introduces the risk of error, sample spoilage or loss and creates other logistical complications. By contrast, POC test results are delivered quickly since they are performed at or near the site of patient care. This allows for faster and more informed patient care decisions, patient counseling and triaging of patients.

We estimate that the global professional POC testing market, which excludes self-testing and which we refer to as the POC market, was $12 billion in 2019, growing to $17 billion over the next five years (excluding the market for COVID-19 testing). We believe that the growth rate in the POC market will be larger than the growth rate for the broader IVD testing market for the foreseeable future. Several key trends are contributing to the rapid growth of this market, each of which is driven by healthcare providers’ need for real-time diagnostic information that can be used to improve patient compliance and outcomes while lowering costs relative to hospital-based care. These trends include increasing pressure on healthcare budgets globally and the resulting shift towards lower-cost community-based care, greater attention by physicians for value-based, differentiated care, increasing focus on health outcomes by systems and self-insured employers and individuals, and in some areas improvements in POC testing technology.

POC testing is applicable across a wide range of medical conditions, and the number of tests available at the POC continues to expand. We estimate that the combined global POC market for our four initial fields of concentration—infectious disease, cardiovascular disease, diabetes, and coagulation disorders—was approximately $5.6 billion in 2019, growing to over $8 billion over the next five years (excluding the market for COVID-19 testing). The COVID-19 pandemic has significantly increased the market potential for infectious disease POC testing. We estimate that global COVID-19 testing volumes across molecular, antigen and antibody testing will be 1.5 billion tests in 2021, resulting in a global market for test suppliers that we estimate to be $21 billion, which estimates could be highly variable depending on the severity and length of the global pandemic.

Limitations of Current POC Systems

Despite the trends towards community-based healthcare settings and related need for near patient testing, the promise of better outcomes and lower costs have not been fully realized. We believe that to achieve better health outcomes, healthcare providers require comprehensive diagnostic solutions that can provide fast, accurate test results at the POC, for a broad range of their testing needs all at reasonable cost. The traditional approach to POC test development—initially focusing on a specific medical condition and subsequently designing a test and instrument to deliver that specific application—has limited scalability and has resulted in a proliferation of instruments at the POC with the following major limitations:

∎

Poor clinical performance in areas of high clinical need. Many of the most common medical conditions diagnosed or managed in community-based healthcare settings require tests that involve complex methodologies to generate the accurate and reliable diagnostic information required for medical decisions. The complexity can range considerably by test depending on the sample type and the concentration and dynamic range of the desired analyte, and thus require many steps in the assay to achieve the desired performance specifications. For example, troponin assays that are used to rule out a potential heart attack require high sensitivity measurements of very low analyte concentrations seeing the importance of fast and immediate treatment decisions. These complexities have historically been difficult to overcome in benchtop POC systems in a timely manner. Therefore, community-based healthcare providers have sent such assays to central labs.

∎

Limited test menu. Most currently available POC systems have been designed for a specific application (e.g., molecular, blood-based immunoassay or respiratory immunoassay) and are not readily adapted to other areas. For many conditions, healthcare providers often require multiple parameters to make treatment decisions. For example, proper management of cardiovascular disease patients requires regular monitoring of natriuretic peptides, lipids, ALT/AST, creatinine, blood glucose, electrolytes and other markers. Currently a healthcare provider would require multiple instruments to obtain this information at the POC and instead they are choosing to wait for lab results.

∎

High cost of total ownership. In order to meet their diagnostic needs, healthcare providers are required to purchase multiple instruments and support the required infrastructure (e.g., refrigeration) to conduct POC testing. In addition, currently available instrument-based POC tests generally have a higher cost per test than their central lab counterparts. The overall cost per reportable result becomes prohibitive to a healthcare provider at the POC in certain areas which we believe leads to suboptimal care.

These limitations have created a POC model for diagnostic testing that has been ineffective, inefficient, costly and inaccessible to a large segment of community-based healthcare settings.

Our Solution

We have developed our Platform with the aim of transforming the delivery of healthcare in community-based healthcare settings. It is designed to deliver accurate results comparable to laboratory reference assays, in an easy-to-use POC solution in minutes. Our Platform comprises (i) a small, light-weight Instrument that is mainly battery operated and capable of going anywhere the patient is located, (ii) precise, low-cost, microfluidic test strips, which share common design features allowing various test strip assay types to be operated, controlled and measured by the Instrument and (iii) seamless, secure digital connectivity.

We have spent years developing our Platform and have designed and optimized our Instrument and test strip together to deliver the requisite lab-comparable quality results where lab references are available across the full range of assay and sample types, at a low cost and with results generally in 10 minutes or less. Our Instrument has been highly engineered with many innovations which enable precise fluidic control of samples in very low volumes and high sensitivity fluorescent detection of analytes in very low concentration. Our proprietary microfluidic test strip has been designed to be integrated with our Instrument to perform the specific and precise microfluidic sequence for the assays. Our test strip has been designed with multiple channels, enabling the Instrument to perform either multiple tests or a panel in parallel (e.g., Flu A/B + SARS-CoV-2 antigen), or utilize multiple channels on a single test strip for analytes with the most demanding performance requirements (e.g., SARS-CoV-2 antigen).

While our Instrument has been designed to perform multiple tests, as more tests are added to our Platform, we may encounter design challenges or require updates to our Instrument, which may impact the commercialization of certain diagnostic assays. We also have limited data on the performance of our Platform to date and limited experience in marketing and selling our Platform and we may not be successful in commercializing our Platform, including gaining market acceptance and competing with other diagnostic test providers.

Our Platform is designed to offer the following benefits:

∎

Lab-comparable performance at the POC in minutes. Our Platform has been designed to use the same testing methodologies as those used in central lab systems so as to deliver lab-comparable results where lab references are available at the POC in minutes, rather than days or weeks. Each test is developed and validated against its respective lab reference standard. We believe that with our Platform, healthcare providers have the benefit of both central lab performance and real-time results.

∎

Broad menu of tests on a single instrument. Our Platform has been designed to integrate the most commonly used assay technologies (e.g., enzyme, immunoassay, molecular and electrolytes) and sample types (e.g., swab, saliva, blood) into a small, single instrument. As a result, users can replace multiple systems with one instrument. We are building out our menu with further tests, which include tests currently run at the POC, tests not currently available at the POC, and innovative diagnostic test panels.

∎

Low cost of ownership. Healthcare providers will be able to use a single Instrument with a variety of low-cost test strips as opposed to multiple instruments currently required for POC testing in community-based healthcare settings. We also believe our Platform will provide incremental cost savings, including reduced cost of training, maintenance and test supplies. All of this enables a lower cost per reportable result.

In addition to addressing the fundamental limitations of current POC systems, we have designed our Platform with features that we believe healthcare providers will greatly value:

∎	Simple workflow and intuitive user interface

∎	Seamless connectivity

∎	Data reporting, analytics and decision support

∎	System portability and flexibility

Our Strategy

Our goal is to become the market leading provider in POC testing and to establish our Platform as the industry standard. To achieve this objective, we intend to:

∎	offer a comprehensive menu of high-performance diagnostic tests for community-based healthcare settings;

∎	grow our installed base by executing an institutional sales and channel partnership model;

∎	expand into additional healthcare settings and underserved markets;

∎	continue to innovate to expand into specialty areas, such as allergy, toxicology, fertility, veterinary and in-patient hospital; and

∎	continue to innovate across our Platform, with a focus on data-driven improvements.

Our Diagnostic Tests

As of August 31, 2020, we had the following two diagnostic tests commercially available under EUA and/or CE Mark for use with our Instrument.

TEST	AREA	TAM*	CURRENT COMMERCIAL MARKET	2020 - 2021 EXPECTED LAUNCH MARKETS
SARS-CoV-2 antigen	Infectious Disease	$11.5 Billion	U.S. (pursuant to EUA), Europe (CE Mark)	Japan, Africa

INR	Coagulation Disorders	$500 Million	Europe (CE Mark)	U.S., Latin America

We have more than 30 other tests in various stages of development. For all our tests in development, we intend to launch them globally over time, subject to obtaining regulatory approval, authorization or clearance, which we may never obtain, and we will focus on the most attractive markets initially. While we have encouraging internal data for many of our diagnostic tests in development, we have not yet performed multi-site, external clinical analyses of most of these tests or otherwise compared these results against clinical results, unless stated otherwise in this prospectus. The chart below summarizes information regarding select tests in development that we believe are important to our strategy of developing a broad menu of tests on a single Platform and are the closest in proximity to commercialization.

TEST	AREA	2021 TAM*	2020 - 2021 EXPECTED LAUNCH MARKETS
SARS-CoV-2 antibody	Infectious Disease	$3 Billion	U.S. (pursuant to EUA), Europe (CE Mark), Japan, Africa

Flu A/B + SARS-CoV-2	Infectious Disease	***	U.S. (pursuant to EUA), Europe (CE Mark)
D-Dimer	Cardiovascular Disease and Coagulation Disorders	$700 Million	U.S., Europe (CE Mark)

CRP	Infectious Disease	$300 Million	Europe (CE Mark)

TEST	AREA	2021 TAM*	2020 - 2021 EXPECTED LAUNCH MARKETS

HbA1c	Diabetes	$1.3 Billion	Europe (CE Mark), U.S.

Flu A/B + RSV	Infectious Disease	$600 Million	Europe (CE Mark), U.S.

High Sensitivity Troponin I	Cardiovascular Disease	$900 Million	Europe (CE Mark), U.S. (510(k) submission)
Strep A IA / Molecular	Infectious Disease	$300 Million	U.S., Europe (CE Mark)

HIV Molecular	Infectious Disease	$500 Million	**

*	2021 Global Total Addressable Market: We estimated for each test based on our assumptions, including the (1) existing market sizes, (2) central lab market that could move to the POC with the right solution, and (3) expansion of diagnostic testing.
**	We plan to submit a prequalification submission to the World Health Organization in 2021.
***	Total addressable market for our Flu A/B SARS-CoV-2 test is difficult to estimate at present. We expect that the actionable market will span a proportion of the total addressable markets for SARS-CoV-2 antigen and Flu A/B testing products.

Our History and Team

LumiraDx was founded in 2014 by a group of entrepreneurs, Ron Zwanziger, our Chairman and Chief Executive Officer, Dave Scott Ph.D., our Chief Technology Officer and Jerry McAleer, Ph.D., our Chief Scientist, who have a successful track record in building and scaling diagnostics and health IT businesses over three decades, including at companies such as Medisense, Inc., Inverness Medical Technology Inc. and Alere Inc. The rest of our management team has worked together for more than a decade and with our founders brings significant expertise in:

∎	developing innovative products for the POC;

∎	rapidly scaling manufacturing and commercialization of POC diagnostic platforms; and

∎	expanding a global commercial presence.

Corporate Information

LumiraDx Limited was incorporated under the laws of the Cayman Islands on August 24, 2016. The company is a U.K. tax resident for tax purposes. Our registered office is located at Ocorian Trust (Cayman) Limited, P.O. Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands, and our telephone number is +1 (345) 640-0540. Our website address is www.lumiradx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of or incorporated by reference into this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before a decision to invest in our common shares. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our common shares. Among these important risks are, but not limited to, the following:

∎

We are at a pivotal point in the commercialization of our Platform, and we may not succeed for a variety of reasons. Our short-term revenue prospects will vary with the amount of demand for our SARS-CoV-2 antigen and SARS CoV-2 antibody tests.

∎	We may not be able to generate sufficient revenue from our Platform to achieve and maintain profitability.

∎

We have limited data on the performance of our Platform to date and limited experience in marketing, manufacturing at scale and selling our Platform, and if we are unable to expand our direct sales and marketing force to adequately address our customers’ needs, our business may be adversely affected.

∎	Business or economic disruptions or global health concerns, such as the COVID-19 pandemic, have and may continue to seriously harm our business and increase our costs and expenses.

∎

We rely on a limited number of suppliers or, in some cases, sole source suppliers, for the components of our Platform and materials and may not be able to find replacements or immediately transition to alternative suppliers.

∎

As we continue to expand our business, we may experience problems in scaling our manufacturing and commercial operations, and if we are unable to support demand for our Platform and our future tests, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage the evolution of our Platform, our business could suffer.

∎

Our business and reputation will suffer if our Platform does not perform as expected, particularly as test strip volume increases, or we are unable to establish and comply with stringent quality and accuracy standards to assure that the highest level of quality is observed in the performance of our Platform.

∎	The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, engineers, clinicians and salespeople could adversely affect our business.

∎

Our business and sale of our products are subject to extensive regulatory requirements, including pre-commercialization clearance or approval compliance with labeling, manufacturing and reporting controls. If we fail or are unable to timely obtain the necessary approvals or clearances for new products, our ability to generate revenue could be materially harmed.

∎	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

∎

The dual class structure of our ordinary shares and common shares has the effect of concentrating voting control with those ordinary shareholders who held our capital stock prior to the listing of our common shares on The Nasdaq Global Market, including our directors, executive officers and their respective affiliates, who will hold in the aggregate     % of the shareholder voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our memorandum and articles of association, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

∎

If we are unable to obtain and maintain patent and other intellectual property protection for products we develop and for our technology, or if the scope of intellectual property protection obtained is not sufficient, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize any products we may develop may be adversely affected.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

∎

a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

∎

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

∎

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Emerging Growth Company Status”.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We are also considered a “foreign private issuer”. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to United States, or U.S., domestic public companies, including:

∎	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

∎	the requirement to comply with Regulation FD, which requires selective disclosure of material information;

∎

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

∎

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our common shares less attractive, which may result in a less active trading market for our common shares or more volatility in the price of our common shares.

THE OFFERING

Common shares offered by us	common shares

Option to purchase additional common shares	We have granted the underwriters an option exercisable for a period of 30 days after the date of this prospectus to purchase up to an additional common shares from us

Common shares to be outstanding after this offering	common shares (or common shares if the underwriters exercise their option to purchase additional common shares in full)

Ordinary shares to be outstanding after this offering	ordinary shares. Subject to certain limited exceptions, the ordinary shares must be converted into common shares before they can be sold or transferred. Subject to certain exceptions, each ordinary share is only convertible into one common share at any time after the date that is 180 days from the completion of this offering. See the section titled “Underwriting” for a more complete description of these exceptions.

Total common shares and ordinary shares to be outstanding after this offering	common shares and ordinary shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to expand our manufacturing capacity and our commercial operations, pursue new lines of business, and fund other growth initiatives, and the remainder to fund our other current and future research and business development activities, general and administrative expenses, working capital and other general corporate purposes. See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Voting rights	Common shares are entitled to one vote per share on a proposed shareholder resolution.

Ordinary shares are entitled to ten votes per share on a proposed shareholder resolution.

Upon the completion of this offering, holders of our ordinary shares will control approximately     % of the voting power of our outstanding share capital, and Ron Zwanziger, our Chief Executive Officer and co-founder, Dave Scott, Ph.D., our Chief Technology Officer and co-founder, and Jerry McAleer, Ph.D., our Chief Scientist and co-founder, collectively referred to herein as our co-founders, and their respective affiliates, will control approximately     % of the

voting power of our outstanding share capital, as further described under “Principal Shareholders” in this prospectus. As a result, individually or together, holders of our ordinary shares and co-founders will be able to significantly influence any action requiring the approval of our shareholders, including the election of members of our board of directors, the adoption of amendments to our then-current memorandum and articles of association, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. In addition, each of our co-founders are directors of the company and cannot be removed from our board of directors absent the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information.

Risk factors	You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

Proposed Nasdaq Global Market symbol	“LMDX”

The number of common shares and ordinary shares to be outstanding after this offering is based on an aggregate of                  common shares outstanding and                  ordinary shares outstanding as of June 30, 2020 and:

(i)	includes:

∎

212,718 ordinary shares issued upon the automatic conversion of an equivalent number of Series A 8% cumulative convertible preferred shares, or the preferred shares, pursuant to the terms of our current memorandum and articles of association that were in effect immediately prior to completion of the offering;

∎

41,797 common shares issued, pursuant to a convertible loan note instrument dated October 15, 2019, upon the conversion of our 5% unsecured subordinated convertible loan notes due 2024, or the 5% notes, at a price of $1,793.38 per common share for an aggregate principal amount of $75,155,586, such common shares to be allotted within 15 business days after the completion of this offering; and

∎

                 common shares issued, pursuant to a convertible loan note instrument dated July 1, 2020, upon the conversion of our 10% convertible loan notes due 360 days from the date of issuance, or the 10% notes, at a price of $                 per common share for an aggregate principal amount of $                , such common shares to be allotted within 15 business days after the completion of this offering; and

(ii)	excludes:

∎	155,986 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2020 with a weighted average exercise price of $623.90 per ordinary share;

∎	13,067 ordinary shares issuable upon exercise of warrants issued on October 3, 2016 at an exercise price of $611.63 per ordinary share, or the 2016 warrants;

∎	2,284 ordinary shares issuable upon exercise of warrants issued on September 20, 2019 at an exercise price of $1,459.89 per ordinary share, or the 2019 warrants;

∎	16,528 common shares issuable upon exercise of warrants issued on July 1, 2020 at an exercise price of $1,793.38 per common share, or the 2020 warrants; and

∎	common shares reserved for future issuance under our 2020 Incentive Plan, which will become effective prior to the completion of this offering.

Unless otherwise indicated or the context requires otherwise, all information in this prospectus, including the number of common shares and ordinary shares to be outstanding after this offering, assumes:

∎	an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus;

∎	no exercise of the underwriters’ option to purchase up to additional common shares;

∎	a -for-one forward split of our ordinary shares effected on , 2020;

∎	the effectiveness of our amended and restated memorandum and articles of association, or our Amended and Restated Articles, which will occur immediately following the completion of this offering;

∎

that each preferred share will convert on a 1:1 basis into ordinary shares upon the completion of this offering. Pursuant to the terms of our current memorandum and articles of association, upon the completion of an initial public offering, each preferred share is convertible into one ordinary share, provided that the issue price of each common share is equal to or exceeds an amount equal to the aggregate of the issue price per preferred share plus any dividend accrued on each such preferred share. Based upon the assumed initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, the preferred shares will convert into an aggregate of 212,718 ordinary shares immediately prior to the completion of this offering;

∎

based upon the assumed initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, the amount raised in this offering will exceed $100.0 million, being the minimum amount of gross proceeds required to be raised in connection with a listing to provide, under the terms of the 5% notes, for an automatic conversion of the 5% notes; the 5% notes will convert into an aggregate of 41,797 common shares, such common shares to be issued within 15 business days of the completion of this offering; and

∎

based upon the assumed initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, the amount raised in this offering will exceed $100 million, being the minimum amount of gross proceeds required to be raised in connection with a listing to provide, under the terms of the 10% notes, for an automatic conversion of the 10% notes; the 10% notes will convert into an aggregate of                  common shares, such common shares to be issued within 15 business days of the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data as of the dates and for the periods indicated. We derived the summary consolidated statement of profit and loss and comprehensive income data for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, and the summary consolidated statements of financial position data as of December 31, 2018 and 2019 and as of June 30, 2019 and 2020 from our audited consolidated financial statements and unaudited interim financial statements, as applicable, included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Selected Consolidated Financial Data”, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Consolidated Statement of Profit and Loss and Comprehensive Income
Revenue:
Products	$17,719	$19,802	$8,873	$10,630
Services	4,838	3,340	2,276	2,320
Software	2,829	—	—	—

Total revenue	25,386	23,142	11,149	12,950
Cost of sales:
Products	(9,592)	(12,469)	(5,379)	(6,518)
Services	(4,265)	(1,853)	(977)	(943)
Software	(737)	—	—	—

Total cost of sales	(14,594)	(14,322)	(6,356)	(7,461)

Gross profit	10,792	8,820	4,793	5,489
Operating expenses:
Research and development expenses	(66,708)	(86,546)	(40,796)	(51,924)
Selling, marketing and administrative expenses	(33,365)	(37,294)	(16,736)	(18,087)

Total operating expense	(100,073)	(123,840)	(57,532)	(70,011)

Loss from operations	(89,281)	(115,020)	(52,379	(64,522)

Finance income (expense):
Finance income	875	11,705	504	510
Finance expense	(38,901)	(39,335)	(21,244)	(47,626)

Total finance expense, net	(38,026)	(27,630)	(20,740)	(47,116)
Loss before provision for income taxes	(127,307)	(142,650)	(73,479)	(111,638)
Benefit from income taxes	12,098	9,541	4,684	4,670

Net loss	$(115,209)	$(133,109)	$(68,795)	(106,968)

Loss attributable to non-controlling interest	(55)	(302)	(72)	(249)

Net loss attributable to equity holders of parent—basic and diluted	$(115,154)	$(132,807)	$(68,723)	$(106,719)

Net loss per share attributable to equity holders of parent—basic and diluted	$(305.80)	$(356.59)	$(184.78)	$(286.28)

Weighted-average number of ordinary shares used in loss per share—basic and diluted	376,563	372,431	371,908	373,652

Pro forma net loss per share attributable to ordinary shares—basic and diluted (1)

Pro forma weighted average ordinary shares outstanding—basic and diluted

The following table summarizes our consolidated statement of financial position as of June 30, 2020 on an actual basis and on a pro forma as adjusted basis giving effect to this offering.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)
	(in thousands)
Consolidated Statement of Financial Position
Cash and cash equivalents	47,013
Working capital (3)	50,930
Total assets	183,967
Preferred shares	263,205
Total equity attributable to equity holders of the parent	239,812
Non-controlling interests	438
Total equity	240,250

(1)	The pro forma information presented above gives effect to (i) the issuance of 212,718 ordinary shares upon the conversion of the preferred shares at a conversion price of $ per preferred share for an aggregate principal amount of $ , (ii) the issuance of 41,797 common shares upon the conversion of the 5% notes at a price of $1,793.38 per common share for an aggregate principal amount of $75,155,586, and (iii) the issuance of common shares upon the conversion of the 10% notes at a price of $ per common share for an aggregate principal amount of $ . See notes 17 and 18 to our audited consolidated financial statements appearing elsewhere in this prospectus.
(2)	The pro forma as adjusted information presented above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. The unaudited pro forma as adjusted information data gives effect to (i) the issuance and sale of common shares in this offering by us at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds”, (ii) the issuance of 212,718 ordinary shares upon the conversion of the preferred shares at a price of $ per preferred share for an aggregate principal amount of $ , (iii) the issuance of 41,797 common shares upon the conversion of the 5% Notes at a price of $1,793.38 per common share for an aggregate principal amount of $75,155,586, and (iv) the issuance of common shares upon the conversion of the 10% notes at a price of $ per common share for an aggregate principal amount of $ . See notes 17 and 18 to our audited consolidated financial statements appearing elsewhere in this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total equity by $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total equity by $ million, assuming the assumed initial public offering price per common share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Before you invest in our common shares, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, before you decide to purchase our common shares. The following risks may adversely impact our business, financial condition, and operating results. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Strategy

We are at a pivotal point in the commercialization of our Platform, and we may not succeed for a variety of reasons. Our short-term revenue prospects will vary with the amount of demand for our SARS-CoV-2 antigen test, SARS CoV-2 antibody test and SARS-CoV-2 RNA STAR reagents.

Since our inception in 2014 until June 30, 2020, we incurred $274.9 million in research and development costs to develop our Platform. As of August 31, 2020, we had two POC diagnostic tests that we had developed and launched: our SARS-CoV-2 antigen test commercially available under an EUA and a CE Mark, which we recently introduced to the European and U.S. markets; and our INR test commercially available under a CE Mark, which we recently introduced to the European market. We also received an EUA for our molecular lab reagent kit, LumiraDx SARS-CoV-2 RNA STAR, and we recently commenced sales.

We expect to engage in a much larger, broad-scale launch of our SARS-CoV-2 antigen test and, if approved, authorized or cleared, SARS-CoV-2 antibody test, if approved, authorized, or cleared, and we are relying on such tests to create brand awareness and a revenue base to support our cost infrastructure as well as to create an installed base of our Instrument.

Our short-term revenue prospects will vary with the amount of demand for our SARS-CoV-2 antigen test and SARS CoV-2 antibody test. Demand may be impacted by the timing of any vaccine or therapeutics that are approved to treat the virus. If an effective vaccine or treatment is developed in the short term or if the COVID-19 pandemic is mitigated earlier than expected for any other reason, our short-term revenue prospects and operations could be significantly impacted. In addition, competitors may produce more accurate tests or tests which receive more favorable demand, both of which may impact on our revenue streams and profitability.

We have limited commercial experience with our Platform, and our launch of additional tests, including our SARS-CoV-2 antigen test, which has been launched in Europe and the U.S., and SARS-CoV-2 antibody test, if approved, authorized or cleared, may be delayed, be less successful than we anticipate, or fail for any of the reasons that large commercial launches are ultimately unsuccessful. For example:

∎

Our tests, produced at large scale, might not perform to standards that we have experienced to date. We therefore may not obtain regulatory authorization, approval or clearance for some of our diagnostic tests in research and development, which may have a significant impact on the commercialization of our Platform.

∎

We have a number of diagnostic tests in our near-term pipeline. We may not receive relevant regulatory authorization, approval or clearance for some or all of these in a timely fashion, or at all, and this may impact significantly on the commercialization of the Platform.

∎

Unexpected or inconsistent clinical data from existing and future clinical trials, or a regulator’s or the market’s perception of this clinical data when compared to our internal comparative data, may adversely impact our ability to obtain regulatory approval or clearance for, or market acceptance of, our diagnostic tests.

∎	We make our Instrument and test strips on sophisticated manufacturing systems, and these may not operate at large scale as anticipated.

∎

We may have difficulty sourcing raw materials and components to make our Instrument and test strips in a timely fashion in necessary quantities, or these materials and components might not comply with our specifications, which are exacting.

∎	We may not be able to supply our Platform through sales channels that are effective and efficient.

∎	Potential users of our Platform might not accept our Platform as being better than those POC systems already available, at the prices we intend to charge or at all.

∎	Governmental and third-party payors might decline to cover our products or reimburse our users for the cost of our Instrument and test strips at favorable rates or at all.

∎

We may not be able to scale-up and sustain operations to a level that allows our investments in technology, equipment, personnel and other resources to achieve sustainable and profitable commercial activities.

∎

Our management, manufacturing, sales and marketing, logistics, research and development, regulatory and other personnel might not be able to sustain the high level of operations that we anticipate and that we will require to produce our anticipated revenue and allow us to operate profitably.

∎	External factors, such as the ongoing COVID-19 pandemic, or political or social instability or unrest in our principal markets, might adversely affect us in ways that we have not planned for.

Operations of the type and scope that we plan are subject to many uncertainties, and many that are undertaken are unsuccessful. We cannot be certain that we will be able to achieve our business objectives as described in this prospectus, and potential investors should give serious consideration to that possibility prior to making an investment in this offering.

We may not be able to generate sufficient revenue from our Platform to achieve and maintain profitability.

We believe our commercial success is dependent upon our ability to successfully market and sell our Platform to customers, including large healthcare systems, government organizations, national pharmacy chains and community-based healthcare settings, to launch and commercialize our Instrument and diagnostic tests, including those for COVID-19, to continue to expand our current relationships and develop new relationships with diagnostic companies, and to develop and commercialize new POC diagnostic tests. We are scaling our operations assuming a rapid uptake of our Instrument and our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests, but the demand for our Platform may not increase for a number of reasons, including due to the evolving nature of the COVID-19 pandemic, or unsuccessful execution of our strategy designed to meet the increased demand for COVID-19 tests, or otherwise. If we do not obtain regulatory approval or clearance of our SARS-CoV-2 antibody test, or if we are unsuccessful in the commercialization of our SARS-CoV-2 antigen and, if approved, authorized or cleared, antibody tests, then we will need significant financial resources to maintain our operations. We have experienced early revenue growth from the sale of our Platform to healthcare professionals, principally for INR tests and from the sale of third-party distribution products and our anticoagulation management programs. We may not be able to continue revenue growth or maintain existing revenue levels.

Our existing customers and collaborators may decide to decrease or discontinue their use of our Platform due to changes in research and product development plans, changes in the occurrence of certain diseases, such as COVID-19, failures in clinical trials, financial constraints, or utilization of internal testing resources or tests performed by other parties, which are circumstances outside of our control. In addition to reducing our revenue, this may reduce our exposure to early stage research that facilitates the incorporation of newly-developed information about various tests into our Platform.

We are currently not profitable. Even if we succeed in increasing the adoption of our Platform by large healthcare systems, government organizations, national pharmacy chains and community-based healthcare settings, maintaining and creating relationships with our existing and new customers and collaborators and developing and commercializing additional POC diagnostic tests, we may not be able to generate sufficient revenue to achieve or maintain profitability.

Business or economic disruptions or global health concerns, such as the COVID-19 pandemic, have and may continue to seriously harm our business and increase our costs and expenses.

The global impact of the COVID-19 pandemic has been rapidly evolving in many countries, including the U.K. where our main research, development and manufacturing operations are located, as well as in other countries, and has led to the implementation of various responses, including government-imposed quarantines, travel restrictions, business and school closures and other public health safety measures. These responses to the COVID-19 pandemic have impacted and may continue to materially and adversely impact our business and results of operations due to, among other factors:

∎

a potential for delays in launches of our non-COVID-19 diagnostic tests given reduced and limited access to clinical trial sites for our other tests and social distancing and other measures that restrict ability to work on such tests. For example, we were unable to complete a clinical trial of our Flu A/B + RSV test that we initiated in the U.S. during the 2019/2020 influenza season due to the impacts the COVID-19 pandemic had on clinical trial sites;

∎

a delay in regulatory approval or clearance by FDA, and other applicable regulators to some of our diagnostic assays in development, if such regulators focus their resources on and give priority to COVID-19 testing and treatments or to a specific form of COVID-19 testing that is different than our SARS-CoV-2 antibody test;

∎	a disproportionate impact on the healthcare groups and other healthcare professionals with whom we contract;

∎	supply shortages for materials used to manufacture our COVID-19 products, including of swabs and extraction buffers necessary for use with our SARS-CoV-2 antigen test;

∎	disruptions to our supply chains and sales and marketing efforts due to restrictions on courier delivery services and other transportation systems;

∎	disruptions to operations at our current and future manufacturing systems and facilities and those of our third-party vendors, collaborators, and suppliers;

∎

difficulty accessing the capital and credit markets on favorable terms, or at all, a severe disruption and instability in the global financial markets, and deteriorations in credit and financing conditions which could affect our access to capital necessary to fund our existing and scaled business operations or address maturing liabilities on a timely basis;

∎	the potential negative impact on the health or productivity of employees, especially if a significant number of them are impacted;

∎	a deterioration in our ability to ensure business continuity during a disruption; and

∎	social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate.

This pandemic, as well as intensified measures undertaken to contain the spread of COVID-19, could decrease healthcare industry spending; adversely affect demand for our Platform; cause one or more of our customers to file for bankruptcy protection or go out of business; cause one or more of our customers to fail to renew, terminate, or renegotiate their contracts; affect the ability of our business development team to travel worldwide to potential customers and the ability of our professional services teams to conduct in-person services and trainings; impact expected spending from new customers; negatively impact collections of accounts receivable; lead to the closure of our existing or future manufacturing facilities or any of our other production, research and/or distribution facilities; and restrict the movement of people and goods, which could negatively impact employee availability (particularly, in respect of our R&D and sales and marketing teams), any of which would harm our business, results of operations, and financial condition. In addition, while we have taken remote work, group isolation and other measures to prevent an outbreak among our employees, a second wave of the COVID-19 pandemic could further disrupt our operations as the success of the measures we have implemented is uncertain.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, engineers, clinicians and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including Ron Zwanziger, our Chairman and Chief Executive Officer, Dave Scott Ph.D., our Chief Technology Officer and Jerry McAleer, Ph.D., our Chief Scientist. The individual and collective efforts of these employees will be essential as we continue to develop our Platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team or key scientists and engineers could adversely affect our operations, particularly if we experience difficulties hiring qualified successors.

Our R&D programs and manufacturing operations depend on our ability to attract and retain highly skilled scientists, technicians and engineers. We may not be able to attract or retain a sufficient number of qualified scientists, engineers and technicians in the future due to the competition for qualified personnel in our industry. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. We may also have difficulties locating, recruiting or retaining a sufficient number of qualified sales people to successfully scale up our sales and marketing efforts to meet expected demands. Recruiting and retention difficulties can limit our ability to support our R&D and sales and marketing programs. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time. In addition, we do not maintain “key person” insurance on any of our employees.

Our Platform may never achieve significant commercial market acceptance.

Our Platform may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or profits for us. Our ability to achieve commercial market acceptance for our Platform will depend on several factors, including:

∎

our ability to demonstrate the clinical utility and cost effectiveness of our Platform and its potential advantages over existing POC systems, or for certain tests, over central lab counterparts, to the medical community;

∎	our ability, and that of our collaborators, to secure and maintain FDA and other applicable regulatory clearance, authorization or approval for certain components of our Platform;

∎	our ability to expand our test menu and provide a broad range of tests on our Platform while maintaining consistency and precision;

∎	our ability to obtain relevant regulatory approval or clearance for our diagnostic assays in development, particularly those in our near-term pipeline;

∎

the agreement by commercial third-party payors and government payors to reimburse our Instrument and test strips, the scope and extent of which will affect healthcare providers’ willingness or ability to pay for our Instrument and test strips and likely heavily influence their decisions to recommend our Platform;

∎	the willingness of healthcare providers to use a POC system over central lab counterparts and the rate of adoption of our Platform by healthcare providers and other users; and

∎	the impact of our investments in Platform innovation and commercial growth.

We believe that the successful completion of clinical trials, publication of scientific and medical results in peer-reviewed journals, and presentations at leading conferences will be important to facilitate the broad adoption of our Platform. Publication in leading medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving our Platform sufficiently novel or worthy of publication.

The failure of our Platform to be listed in physician guidelines or of our clinical trials to produce favorable results or to be published in peer-reviewed journals could limit the adoption of our Platform. We may not be successful in addressing these or other factors that might affect the market acceptance of our Platform and technologies. Failure to achieve widespread market acceptance of our Platform would materially harm our business, financial condition and results of operations.

We rely on a limited number of suppliers or, in some cases, sole source suppliers, for the components of our Platform and materials and may not be able to find, or immediately transition to, alternative suppliers.

We rely on several sole source suppliers for certain components or accessories and materials used in our Instrument and our test strips, such as reagents. In addition, we currently rely solely on Flextronics Ltd, or Flex, as the sole manufacturer of our Instrument, with components and assemblies supplied by Flex and by outside vendors, and our facilities as the sole suppliers of our test strips.

In the case of any alternative supplier for our Instrument, the components of our Instrument or our test strips, there can be no assurance that replacement components or, with regards to the test strips, reagents, swabs or other accessories will be available or will meet our quality control and performance requirements for our operations. An interruption in our ability to develop and produce test strips could occur if we encounter delays or difficulties in securing these reagents, and if we cannot then obtain an acceptable substitute. Any changes in such materials could lead to required changes in regulatory approval or clearance processes. If we encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and reagents we require for our Platform, our business, financial condition, results of operations and reputation could be adversely affected.

Because of a long lead-time to delivery of certain components of our manufacturing system and Platform, we are required to place orders for a variety of items well in advance of scheduled production runs. We have increased our flexibility to purchase strategic components within shorter lead times by entering into scale up arrangements with the suppliers of these components. Although we attempt to match our inventory and production capabilities to estimates of marketplace demand, to the extent Instrument and test strip orders materially vary from our estimates, we may experience continued constraints in our Platform production and delivery capacity, which could adversely impact our financial condition and results of operations. Should our need for raw materials and components used in production continue to fluctuate, we could incur additional costs associated with either expediting or postponing delivery of those materials. In an effort to control costs, we have implemented a lean manufacturing system. Managing the change from discrete to continuous flow production requires time and management commitment. Lean initiatives and limitations in our supply chain capabilities may result in component shortages that delay shipments and cause fluctuations in revenue.

Further, we believe that there are a limited number of other equipment manufacturers that are currently capable of supplying and servicing the equipment necessary for the manufacturing of our Instrument and test strips. We have spent significant time and resources developing our manufacturing processes with our existing collaborators, and the use of equipment or materials furnished by these replacement suppliers would require us to significantly alter our operations. It could take a very long time to obtain a new manufacturing system for test strips if additional capacity were needed. Transitioning to a new supplier would therefore be time consuming and expensive, may result in interruptions or delays in our operations, could affect the performance specifications of our operations or could require that we revalidate our Platform and could require us to obtain additional clearance, authorization, approval, accreditation or licensure for the changes. There can be no assurance that we will be able to secure alternative equipment, reagents, and other materials, and bring such equipment, reagents, and materials on line and revalidate them without experiencing interruptions in our workflow.

We may experience manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

Our current and planned manufacturing operations are critical to our commercialization plans, and these operations may not be sufficient to withstand the demands we intend to place on them. Any disruption in the operation of any of our facilities or the facilities of our suppliers could impact our supply chain and operation of our Platform and our ability to conduct our business and generate revenue. We may encounter unforeseen situations that would result in delays or shortfalls in our production as well as delays or shortfalls caused by our outsourced manufacturing suppliers and by other third-party suppliers who manufacture components for our Platform, including delays caused by or constraints on capacity as a result of the COVID-19 pandemic. If we are unable to keep up with demand for our Platform, our revenue could be impaired, market acceptance for our Platform could be adversely affected and our customers might instead purchase our competitors’ products. Our inability to successfully manufacture the components of our Platform would have a material adverse effect on our operating results.

If our or our suppliers’ or collaborators’ present or future facilities were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, earthquakes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, public health crises, power outages, or otherwise, it may render it difficult or impossible for us to increase our manufacturing and other operations sufficiently to meet increased demand, and our business could be severely disrupted. Our facilities and the equipment we use to manufacture our Platform would be costly to replace and could require substantial lead time to repair or replace.

As we continue to expand our business, we may experience problems in scaling our manufacturing and commercial operations, and if we are unable to support demand for our Platform and our future tests, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage the evolution of our Platform, our business could suffer.

We currently do not have the workflow capacity to support the projected expansion of our business. In connection with the commercialization of our Platform, we have added, and expect to continue to add, personnel in the areas of sales, marketing, manufacturing, regulatory, quality assurance, customer and technical service and other support functions. We also continue to scale our manufacturing, sales and marketing capabilities. As our volume grows, we will need to continue to increase our workflow capacity for sales, customer service, billing and general process improvements, expand our internal quality assurance program and to scale up our manufacturing systems for our Platform quickly. We will need additional sales, scientific and technical personnel to market our Platform and follow up on any reported quality issues. We will also need to secure additional facilities, purchase additional equipment, some of which can take several months or more to procure, setup, and validate, and to significantly and rapidly increase our capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented on a timely basis, or at all, or that we will have adequate space in our facilities to accommodate such required expansion. Even if these and other measures are implemented successfully, we still expect to experience continued capacity constraints as we commercialize our products.

As additional diagnostic products are commercialized and new tests are developed, we may need to implement adjustments to our Platform and our processes, and hire new personnel with different qualifications. Failure to manage this growth or transition could result in delays in the development of new test strips, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our Platform and could damage our reputation and the prospects for our business.

If any of our facilities were damaged or destroyed, or if we experience a significant disruption in the expansion of our operations for any reason, our ability to continue to operate our business and meet increased demand could be materially harmed.

As we expand our workflow capacity, we believe it may be necessary to both expand our existing facilities and to add one or more new facilities to meet anticipated demand. We are also in the process of scaling our manufacturing facilities and adding warehouse and office space, which are expected to continue to be rolled out in the next few years, with necessary adjustments based on market needs. Failure to complete, or timely complete, these expansion projects on time or at all, may significantly delay our workflows and operations, which may adversely affect our business, financial condition and results of operation. In addition, our financial condition may be adversely affected if we are unable to complete these expansion projects on budget and otherwise on terms and conditions acceptable to us. Finally, our financial condition will be adversely affected if demand for our Platform does not materialize in line with our current expectations and if, as a result, we end up building excess capacity that does not yield a reasonable return on our investment.

New product development involves a lengthy and complex process and we may be unable to commercialize additional tests on our Platform on a timely basis, or at all.

Our Platform will take time to commercialize, and its launch may be delayed or may not be successful. There can be no assurance that our Platform will accurately and rapidly identify biomarkers associated with conditions and diseases of importance to our customers, including COVID-19, for a variety of technical reasons or that our Platform will compete with market alternatives or gain market acceptance. Our diagnostic tests which are in development will take time to develop and commercialize, if we are able to commercialize them at all.

Many other POC testing systems are designed for one or few related tests, increasing the odds of creating a successful test but decreasing the odds of developing a system with broad testing abilities. Our strategy involves designing a platform that is diverse and powerful enough to produce high-quality testing abilities for a broad array of tests. While we believe this strategy will result in an industry-leading standard for POC tests, it also creates a very high hurdle for success, which we may not ultimately clear.

Further, there can be no assurance that any new diagnostic tests will have acceptable clinical performance. Before we can commercialize any new diagnostic tests, we will need to expend significant funds in order to:

∎	conduct substantial research and development, including validation studies and potentially clinical trials;

∎	further develop and scale our research and development efforts to accommodate different test strip designs or adjustments; and

∎	further develop and scale our infrastructure to be able to analyze increasingly large amounts of data.

Our Platform development process involves a high degree of risk, and development efforts may fail for many reasons, including:

∎	failure of the products to perform as expected at the research or development stage;

∎	lack of validation data; or

∎	failure to demonstrate the clinical utility of the products or pass clinical trials or obtain relevant regulatory approval or clearance.

As we develop our Platform and our diagnostic tests, we will have to make significant investments in product development, marketing and selling resources. In addition, competitors may develop and commercialize competing products faster than we are able to do so.

We are devoting significant resources for the scale-up and development of our SARS-CoV-2 antigen test, SARS-CoV-2 antibody test and SARS-CoV-2 RNA STAR molecular test kits.

We are working toward the large scale technical development and manufacturing scale-up in several countries and larger scale deployment of our SARS-CoV-2 antibody test, SARS-CoV-2 antigen test and SARS-CoV-2 RNA STAR molecular test kits and currently do not have the manufacturing, marketing or sales capacity to meet the expected demand for such tests. The number of potential tests that we are able to produce and bring to market is dependent on our ability, and the ability of our contract manufacturers, to successfully and rapidly scale up manufacturing capacity and our ability to scale up our marketing and sales capacities. To support these scale-ups, we will need to expend significant resources and capital quickly, and we therefore expect to divert resources and capital from our other non-COVID-19 diagnostic tests. Our ability to produce and bring to market the SARS-CoV-2 antibody test, SARS-CoV-2 antigen test and SARS-CoV-2 RNA STAR molecular test kits will also depend on our ability to further scale up on our manufacturing, sales and marketing capacities.

Given the rapidity of both the onset of the COVID-19 pandemic and our development efforts with respect to our SARS-CoV-2 antibody test, SARS-CoV-2 antigen test and SARS-CoV-2 RNA STAR molecular test kits, as well as the complexity of the economics of a diagnostic test for a pandemic, we are only in the early stages of considering how to price a potential test and cannot provide assurance as to the ultimate impact of each SARS-CoV-2 test on our financial condition and results of operations. Focus on our SARS-CoV-2 antibody test, SARS-CoV-2 antigen test and SARS-CoV-2 RNA STAR molecular test kits could have the lasting impacts of significant diversions of resources and attention away from the development of other non-COVID-19 diagnostic tests; our ability to rapidly pivot research, development and commercialization back to other areas of focus; and lost time associated with addressing the demand for our SARS-CoV-2 antibody test, SARS-CoV-2 antigen test and SARS-CoV-2 RNA STAR molecular test kits.

We are continuously updating and improving our Platform based on the needs of various tests, and this may impact changes, such as upgrades or new versions of our Instrument.

Our Platform is continuously evolving and will continue to do so as more tests are added to our Platform. A specific test may require specific test strip or design changes which could also impact Instrument set up. In addition, we are continuously improving our Instrument and have a pipeline of upgrades to make the Instrument more robust and further lower the costs over time. This may require regular updates to our Instrument, including software upgrades and in certain cases the need to swap out the Instrument for an updated version. The replacement of an Instrument may require sales and customer support and may lead to older versions of our Platform being obsolete and impact our financials. The need for an upgrade to an Instrument may impact the commercialization of certain diagnostic assays which require an upgraded Instrument.

Our current tests or any tests that we develop to cover additional menu or diagnostic testing may not be successfully developed or commercialized or gain the acceptance of the public or the medical community.

We plan to implement a broad range of tests on our Platform over time. Each test requires a significant amount of R&D and comes with its own technical challenges. In addition, we aim for all tests to provide lab-comparable results based on comparison against the lab standard reference for such test, where such lab reference is available. In light of the technical and complicated nature of some test strips, R&D timelines may be delayed and lab-comparable results or expected performance criteria may not be met. This may affect our ability to launch or commercialize our tests and could have an adverse impact on our financial results. While we have encouraging internal data for many diagnostic tests, we have not yet performed multi-site, external clinical analyses of most of these tests or otherwise compared these results against clinical results.

Sensitivity and specificity concerns with respect to COVID-19 tests generally could negatively affect demand for our Platform and therefore our business, revenues and profits. Similar concerns about our collaborators, though unrelated to us, could likewise create negative publicity, which could negatively impact demand for our Platform or harm our reputation. These concerns could be wrongly attributed to our tests and could negatively affect sales of our Instrument. Additionally, concerns about COVID-19 tests generally, even if none have been identified with our tests, could adversely affect our business as the general public may associate our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests with them. In addition, the medical community is continuously learning and publishing scientific literature about COVID-19 and the success of our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests will depend on the ability of the tests to detect the virus (or antibodies) and on acceptance of the test results by the public and medical community. If any of our tests or those of other parties developing similar products receive negative or unfavorable publicity, or the medical community publishes information criticizing the accuracy, effectiveness or utility of COVID-19 tests, whether or not ours, it could result in a decrease in demand for any product that we may develop. In addition, responses by the U.S. federal, state or foreign governments to negative public perception or ethical concerns related to COVID-19 tests may result in new legislation or regulations that could limit our ability to develop or commercialize any product, obtain or maintain regulatory approval or clearance, if applicable, identify alternate regulatory pathways to market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects, and may delay or impair the development and commercialization of our products or demand for any products we may commercialize.

We have limited data on the performance of our Platform to date and limited experience in marketing and selling our Platform, and if we are unable to expand our direct sales and marketing force to adequately address our customers’ needs, our business may be adversely affected.

We have limited data on the performance of our Platform to date and limited experience in marketing and selling our Platform, which had its formal commercial launch in Europe in 2019 with our INR test. We do not currently have, and may not be successful in developing, the capacity to market, sell, or distribute our Platform or other products we may develop effectively or in volumes high enough to support our planned growth.

We will sell our Platform on a region or country specific basis across our footprint in Europe, the U.S., South America, Africa and Asia using a combination of direct sales or through our distributors. Our future sales will depend in large part on our ability to develop and substantially expand our sales force and to significantly increase the scope of our marketing efforts. Our target market of identifying customers in healthcare systems, government organizations, national pharmacy chains and community-based healthcare settings is a large and diverse market. As a result, we believe it is necessary to develop a large sales force that includes sales representatives with a variety of specific technical backgrounds. We will also need to attract and develop a significant amount of marketing personnel with industry expertise. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

We also enlist distributors, and we may potentially enlist local collaborators, to assist with sales, distribution, and customer support. Locating, qualifying, and engaging a significant number of distribution collaborators with local industry experience and knowledge will be necessary to effectively market and sell our products. We may not be successful in finding, attracting, and retaining a sufficient number of distributors or other collaborators or we may not be able to enter into such arrangements on favorable terms, or at all. Our sales in low and middle income countries also depend on support from our global health partners, such as the Bill and Melinda Gates Foundation, or BMGF, and from national governments. Developing such relationships may require significant resources, time and management attention and could adversely affect our ability to make sales.

Sales practices utilized by our distributors that are locally acceptable may not comply with sales practices standards required under the laws of the U.K., U.S. or other jurisdictions that apply to us, which could create additional compliance costs and risk and demand additional resources, time and management attention. If our sales and marketing efforts are not successful, we may not achieve significant market acceptance for our products, which would materially and adversely impact our business and anticipated financial condition and results of operations.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

The diagnostics industry, including IVD and POC systems, are rapidly evolving, and we face competition from companies that offer products in our targeted application areas. Our principal competition comes from established diagnostic companies. Our competitors include laboratory or POC companies such as Abbott Laboratories, Becton, Dickinson and Company, Danaher Corporation, GenMark Diagnostics, Inc., Laboratory Corporation of America Holdings, Quest Diagnostics Incorporated, Quidel Corporation, Roche Diagnostics Corporation, Siemens Healthineers

AG, Inc. and many others. In addition to systems, we believe these companies may also develop their own approved or cleared diagnostic kits, which can be sold to the clients who have purchased their systems. In addition, new and existing companies could seek to develop tests that compete with ours. Many of our current and future competitors are either publicly traded, or are divisions of publicly-traded companies, and may enjoy a number of competitive technological, financial and market access advantages over us, including:

∎	greater name and brand recognition;

∎	substantially greater financial and human resources and expertise;

∎	broader or superior product lines;

∎	larger sales forces and more established distributor networks;

∎	substantial intellectual property portfolios;

∎	larger and more established customer bases, relationships with healthcare professionals and third-party payors; and

∎	better established, larger scale, and lower cost manufacturing capabilities.

We believe that the principal competitive factors in all of our target markets include:

∎	cost of instruments and consumables;

∎	flexibility and ease of use;

∎	time to result;

∎	accuracy, including sensitivity and specificity, and reproducibility of results;

∎	reputation among customers;

∎	innovation in product offerings; and

∎	compatibility with existing processes.

Furthermore, even if we do develop new marketable products or services, our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us. If we are unable to compete successfully against current or future competitors, we may be unable to increase market acceptance for and sales of our Platform, which could prevent us from increasing or sustaining our revenues or achieving sustained profitability. Our competitors may also use their patent portfolios, developed in connection with developing their tests, to allege that our Platform infringes their patents, and we could face litigation with respect to such allegations and the validity of such patents.

The diagnostic industry is subject to rapidly changing technology which could make our Platform and other products we develop obsolete.

Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make our Platform and the other products we are developing obsolete. Our future success will depend on our ability to anticipate and keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. The attractiveness of our Platform partly depends on the ability to continue to add additional assays and tests in a timely manner. Failure to deliver such tests in the timelines suggested may affect our business plan and ability to obtain greater market penetration, or otherwise cause us to lose market share.

In recent years, there have been advances in methods used to analyze very large amounts of information. We must continuously enhance our Platform and develop new products to keep pace with evolving standards of care. If we do not update our Platform, including successfully developing new tests for our Instrument, such as multiplex test strips with the ability to detect an increased number of markers in a single sample, it could become obsolete and sales of our Platform and any new products could decline, which would have a material adverse effect on our business, financial condition, and results of operations.

Our business and reputation will suffer if our Platform does not perform as expected, particularly as test strip volume increases, or we are unable to establish and comply with stringent quality standards to assure that the highest level of quality is observed in the performance of our Platform.

Inherent risks are involved in providing and marketing diagnostic tests and related services. Our success depends on the market’s confidence that we can provide reliable, high-quality diagnostic products and information that may be used to make critical healthcare decisions. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our volume of test strips increases. We believe that our customers are likely to be particularly sensitive to product defects and errors, including if our products fail to detect certain diseases with high accuracy from clinical specimens. As a result, the failure of our Platform to perform as expected would significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors.

We must maintain top service standards and government-mandated and other quality controls. Past or future performance or accuracy defects, incomplete or improper process controls, or mishandling of samples or test strips due to inadequate training can lead to incorrect diagnostic results and potentially result in adverse outcomes for patients. These events could lead to voluntary or legally mandated safety alerts relating to our Platform or our facilities and could result in the removal of our Platform from the market. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our Platform and payors’ willingness to cover our Platform. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

If we cannot maintain our current relationships, or enter into new relationships, with diagnostics or research and development companies, or if our collaborators do not perform as expected, our product development could be delayed.

We rely on research and development collaborators to research and develop certain tests for our Platform. We have existing research and development agreements with well-established companies in each of respiratory, infectious, and enteric disease areas. The inability of these companies to deliver on research and development projects or our inability to use or have sufficient access to required reagents derived from such projects could have an adverse effect on our ability to launch additional tests and thus on our financial condition and results of operations.

Our success in the future depends in part on our ability to maintain these relationships and to enter into new relationships. This can be difficult due to several factors, including internal and external constraints placed on these organizations that can limit the number and type of relationships with companies such as ours that can be considered and consummated. In addition, collaboration, manufacturing and supply agreements can be complex and contain certain provisions that may be susceptible to multiple interpretations. The resolution of any interpretation disagreement that may arise could be adverse to us, for example, by increasing our royalties payable to third parties, by narrowing what we believe to be the scope of our rights to certain intellectual property, or increasing what we believe to be our financial or other obligations under these agreements, and any such outcome could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, we expect that we will have capacity constraints on demand for our SARS-CoV-2 antigen test and our SARS-CoV-2 antibody test, if approved, authorized or cleared, and we will need to make decisions regarding allocation of supply of such tests, which could have an adverse effect on new or existing relationships with third parties and governments.

We are currently engaged, and expect to continue to engage, in discussions with companies regarding commercial opportunities, particularly in light of our planned rapid scale-up in response to the demand for COVID-19 testing. There is no assurance that any of these discussions will result in commercial agreements, or if an agreement is reached, that the resulting engagement will be successful and that such companies will perform as expected or that clinical, sales and marketing activities conducted as part of the engagement will produce successful outcomes. Additionally, speculation in the industry about our existing or potential engagements with life science companies can be a catalyst for adverse speculation about us, our products, and our technology, which can result in harm to our reputation and our business.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets as well as strategic alliances and joint ventures that leverage our Platform and industry experience to expand our offerings or distribution. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations, and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance, or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue our common shares as consideration, which would dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks outside of Europe.

In addition to the various direct sales units that have already been established in Europe, Japan, the U.S. and Latin America, we are planning to both continue to grow direct sales operations as well as extend distribution agreements for our Instrument and test strips in various countries. In addition, in Africa, we plan to continue to collaborate with non-governmental organizations, such as the BMGF, to build programs that utilize our Platform to improve patient outcomes across multiple countries on the African continent. We plan to maintain sales representatives and distributor relationships, to conduct healthcare provider and patient association outreach activities, to extend research and development capabilities and to expand payor relationships outside of Europe. Doing business internationally involves a number of risks, including:

∎

multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

∎	potential competition from existing or future local and regional product offerings;

∎	difficulties in complying with a multitude of product regulations in various jurisdictions, including evolving regulatory pathways in response to the COVID-19 pandemic;

∎	failure by us or our distributors to obtain regulatory approvals or clearance for the use of our products in various countries;

∎	additional potentially relevant third-party patent rights;

∎	complexities and difficulties in obtaining protection and enforcing our intellectual property;

∎	difficulties in staffing and managing foreign operations;

∎	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

∎

our dependence on cooperation and donor funding of local aid sources and private foundations, particularly in developing regions such as Africa, as well as cooperation from national healthcare programs and governments;

∎	logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;

∎	limits in our ability to penetrate international markets if we are not able to conduct our tests locally;

∎

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

∎

the risk that regional or local distributors may not commit the necessary resources to market and sell our products to the level of our expectations or may choose to favor marketing the products of our regional or local competitors;

∎

natural disasters, political and economic instability, including wars, terrorism, and political and civil unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions; and

∎

regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, or its books and records or anti-bribery provisions, or similar anti-bribery or anti-corruption laws or regulations in other jurisdictions, such as the United Kingdom’s Bribery Act of 2010.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition and results of operations.

Our commercial success in Africa will be dependent on continued donor funding of healthcare initiatives in Africa from a wide variety of sources such as The Global Fund to Fight AIDS, Tuberculosis and Malaria, the World Health Organization, the United Nations Children Fund, Médecins Sans Frontières and private foundations such as the BMGF, the Clinton Health Access Initiative and the Rockefeller Foundation. Our ability to work collaboratively with these funders and with national healthcare programs will be important to our success in utilizing our Platform to help transform primary care delivery in Africa and improve patient outcomes and delays in such efforts may impact the roll out of these programs, as a lot of parties are involved and we do not control operations of such complex entities.

If we were sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our Platform identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain product and professional liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims and such policies will be subject to limitations and exclusions. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, cause current customers to terminate existing agreements, or cause potential customers to seek other suppliers, any of which could adversely impact our business, financial condition and results of operations.

We are subject to, and may in the future become subject to, claims and litigation that could result in significant expenses and could ultimately result in unfavorable outcomes for us.

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property claims, as well as regulatory, employment, and other claims related to our business. Litigation related to our company, our business, and our operations or financial performance may also involve customers, competitors, suppliers, patients, shareholders, governmental authorities or other third parties, including potential whistleblower claims and other employee-related claims. Litigation can be lengthy, expensive and disruptive to our operations, and results cannot be predicted with certainty. An adverse decision could result in significant settlement amounts, monetary damages, fines or injunctive relief that could affect our financial condition or results of operations. Even if lawsuits do not result in an unfavorable outcome, the costs of defending or prosecuting such lawsuits may be material to our business and our operations. Moreover, these lawsuits may divert management’s attention from the operation of our business, which could adversely affect our business and results of operations.

Our employees, principal investigators, consultants, and collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and collaborators. Misconduct by these parties could include intentional failures to comply with the regulations of FDA and other applicable regulators, comply with healthcare fraud and abuse laws and regulations in the United Kingdom, United States and abroad, report financial information or data inaccurately, or fail to disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and anti-bribery policies and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations, particularly as we seek to rapidly expand our business on a global scale. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including all connectivity solutions associated with our Platform, our research and development data and quality management system, our knowledge and inventory management system, our factory controls, our customer provisioning and analytics reporting and our patient care database management. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance, and other infrastructure operations. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design, and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including operations, test validation, sample processing, quality control, customer service support, research and development activities, scientific and medical curation, and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent our Platform from functioning properly and conducting analyses or prevent us from preparing and providing reports, conducting research and development activities, and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we may collect and store sensitive data, including legally protected health information, personal information, intellectual property and proprietary business information owned or controlled by ourselves or our customers, payors, and collaborators. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. We may communicate sensitive patient data to customers through our Platform. These applications and data encompass a wide variety of business-critical information and regulated information including research and development information, commercial information, and business and financial information. We face risks relative to protecting this critical information, including: loss of access risk; inappropriate disclosure risk; inappropriate modification risk; and the risk of our being unable to adequately monitor our controls over the first three risks.

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party service providers, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance, or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, and its implementing regulations, and regulatory penalties. Although we have implemented commercially reasonable security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, our Platform gives broad access to physicians, where we lose ability to control access, and there is no guarantee we can continue to protect our online portal and mobile application from breach. Further, as we develop products and features that may be used or accessed outside of the traditional healthcare setting, there will be additional challenges to protecting the security of information and systems. Unauthorized access, loss or dissemination could also disrupt our operations, including our Platform’s ability to conduct analyses and provide test results and our ability to provide customer assistance services, conduct research and development activities, collect, process, and prepare company financial information, provide information about our products and other patient and healthcare provider education and outreach efforts through our website or otherwise, manage the administrative aspects of our business, and damage our reputation, any of which could adversely affect our business.

The U.S. Department of Health and Human Services Office of Civil Rights may impose significant penalties on a covered entity or a business associate for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on a variety of factors such as the date of the violation or whether the failure to comply was known or should have been known, or whether failure to comply was due to willful neglect. Additionally, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty and imprisonment. The U.S. Department of Justice is responsible for criminal prosecutions under HIPAA. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of protected health information. Furthermore, in the event of a breach as defined by HIPAA, we may be required to comply with specific reporting requirements under the HIPAA regulations, which may include notification to the general public, depending on the scale of the breach.

In addition, the interpretation and application of consumer, health-related, and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory, and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business or reputation. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

Economic or business instability may have a negative impact on our business.

Continuing concerns over the economic impact of the COVID-19 pandemic, health care reform legislation, geopolitical issues, the availability and cost of credit, and government stimulus programs in the United States and other countries have contributed to volatility for the global economy. If the economic climate does not improve, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our commercial third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition, and results of operations. Additionally, the instability has resulted in diminished liquidity and credit availability in the market, which could impair our ability to access capital if required or adversely affect our operations. In the event of further economic slowdown, investment in research and development may also experience a further corresponding slowdown.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Our borrowing arrangements contain restrictions that limit our flexibility in operating our business.

In September 2019, LumiraDx Investment Ltd., one of our subsidiaries, entered into a senior secured term loan and security agreement, or the senior secured loan, with Kennedy Lewis Investment Management LLC, or Kennedy Lewis, and certain other lenders, or the lenders. We have borrowed $40.0 million under the senior secured loan and the senior secured loan provides for up to a further $50.0 million to be borrowed subject to certain conditions being met, which we may not achieve. The senior secured loan has been guaranteed and secured by certain of our subsidiaries. The senior secured loan contains various covenants that limit our ability to engage in specified types of transactions, including:

∎	make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our common shares;

∎	sell, transfer, lease or dispose of certain assets;

∎	encumber or permit liens on certain assets;

∎	incur certain indebtedness; and

∎	enter into certain transactions with affiliates.

A breach of any of the covenants under the senior secured loan could result in a default. Upon the occurrence of an event of default under the senior secured loan, the lender could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lender could proceed against the collateral granted to them to secure such indebtedness.

We have also borrowed $18.0 million from the BMGF pursuant to a note, which is subordinated to the senior secured loan. In the event of certain triggering events under such note, the BMGF may exercise its rights under our other agreements with the BMGF to require us to perform certain technology transfers to a third party to allow for the use of the related technology and to manufacture the relevant products under a license granted by us to the BMGF. If we were required by BMGF to make a technology transfer, it could have a significant adverse effect on us and our business, as we would be transferring significant intellectual property for no consideration.

Risks Relating to Government Regulation

If commercial third-party payors or government payors fail to provide coverage or adequate reimbursement for our Platform or future products we develop, if any, our revenue and prospects for profitability would be harmed.

In both domestic and foreign markets, the commercial success of our Platform and any future products we may develop will depend on the extent to which we obtain and maintain coverage and adequate reimbursement from governments or third-party payors. These third-party payors include government healthcare programs (such as Medicare and Medicaid in the U.S. or national or regional health services or payors in other jurisdictions), managed care organizations, health maintenance organizations, private health insurers, and other organizations. Physicians may not use our Platform or diagnostic tests unless commercial third-party payors and government payors pay for all, or a substantial portion, of the list price, and certain commercial third-party payors may not agree to reimburse our Platform if the Centers for Medicare & Medicaid Services, or CMS, or pricing and reimbursement authorities in other jurisdictions do not issue a positive coverage decision.

In the U.S., CMS decides whether and to what extent a product will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Therefore, we believe that obtaining and maintaining a favorable reimbursement rate from CMS for our Platform will be a necessary element in achieving material commercial success. Healthcare providers and patients may not order our Platform unless third-party payors pay for all, or a substantial portion, of the list price, and certain commercial third-party payors may not agree to reimburse our Platform if CMS does not provide adequate coverage and reimbursement.

If CMS denies reimbursement of our Platform, withdraws its coverage policies after reimbursement is obtained, reviews and adjusts the rate of reimbursement, or stops paying for our Platform altogether, our revenue and results of operations would be adversely effected. Additionally, we could experience negative consequences, including:

∎	We could be forced to rely on private insurance coverage, which would greatly decrease our intended market opportunity for our Platform;

∎	A negative coverage determination could adversely affect our ability to enter into partnerships with leading healthcare systems; and

∎

We may need to conduct additional clinical validation, utility and other studies as part of an appeal of a negative Medicare coverage decision, and even if we expended the substantial time and resources to conduct such studies, they may not be successful and they may not result in a positive Medicare coverage determination.

Coverage and reimbursement of diagnostic tests by third-party payors may depend on a number of factors, including a payor’s determination that our Platform or other products are:

∎	not experimental or investigational and are otherwise authorized for marketing in the jurisdiction;

∎	medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective;

∎	supported by peer-reviewed publications;

∎	included in clinical practice guidelines, and

∎	supported by clinical utility studies.

In the U.S., no uniform policy for coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. If coverage and adequate reimbursement is not maintained or made available, or is available only to limited levels, we may not be able to successfully commercialize our Platform. We cannot be sure that coverage and reimbursement will be maintained or made available for, or accurately estimate the potential revenue from, our Platform or assure that coverage and reimbursement will be available for any product that we have or may develop. If we cannot maintain or obtain coverage and adequate reimbursement from third party payors for our Platform or any future products, demand for such products may decline or may not grow as we expect, which could limit our ability to generate revenue and have a material adverse effect on our financial condition, results of operations and cash flow.

In both domestic and foreign jurisdictions, third-party payors, including government payors, are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which diagnostic products they will pay for and the amounts that they will pay for new diagnostic products. Because of the cost-containment trends, third-party payors that currently provide reimbursement for, or in the future cover, our Platform may reduce, suspend, revoke, or discontinue payments or coverage at any time.

As a result, there is significant uncertainty surrounding whether the use of products that incorporate new technology, such as our Platform, will be eligible for coverage by third-party payors or, if eligible for coverage, what the reimbursement rates will be for those products. The fact that a diagnostic product has been covered and reimbursed in the past, for any particular indication or in any particular jurisdiction, does not guarantee that such a diagnostic product will remain covered or reimbursed or that similar or additional diagnostic products will be covered or reimbursed in the future.

In some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing pricing vary widely from country to country. For example, in the European Union while most Member States apply some sort of pricing measures or controls, pricing and reimbursement of IVDs is not harmonized at a European level. Member States in the European Union have exclusive competence to determine pricing and reimbursement of IVDs within their jurisdiction. In addition, many jurisdictions reimburse IVDs as part of the costs associated with certain treatments or procedures. In those cases, the pricing and reimbursement of our tests will be determined by the costs allocated to testing as part of the procedure and whether the relevant health service will select and procure our products. Therefore, the price we obtain for our products will vary depending on the different statutory health schemes within each Member State. There can be no assurance that any country that has price controls or reimbursement limitations for diagnostic products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

The U.S. and foreign governments continue to propose and enact or promulgate legislation, regulations, guidance and other policies designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing of many healthcare products. We expect that there will continue to be federal and state proposals to implement governmental controls or impose healthcare requirements. In addition, the Medicare program and increasing emphasis on managed care in the U.S. will continue to put pressure on product pricing. Cost control initiatives could decrease the price that we would receive for any products in the future, which would limit our revenue and profitability.

Payors from whom we may receive reimbursement are able to withdraw or decrease the amount of reimbursement provided for our products at any time in the future.

Our commercial success also depends on our ability to maintain coverage and adequate reimbursement from those payors that decide to cover and reimburse our Platform. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Payors could withdraw coverage and stop providing reimbursement for our products in the future or may reimburse our products only on a case-by-case basis.

Further, even if we obtain written agreements regarding coverage and reimbursement with certain payors, these agreements are not guarantees of indefinite coverage in an adequate amount. For example, these agreements are typically terminable without cause by either party and are typically renewable annually, and the applicable payor could opt against renewal upon expiration. In addition, the terms of certain of our written arrangements may require pre-approval from the payor or other controls and procedures prior to use by a healthcare provider. To the extent these requirements are not followed, our Platform may fail to receive some or all of the reimbursement payments to which it is otherwise entitled. These payors must also conclude that claims for our Platform satisfy the applicable contractual criteria. In addition, our written agreements regarding reimbursement with payors may not guarantee the receipt of reimbursement payments at what we believe to be the applicable reimbursement rate for such claims. If payors withdraw coverage for our products or reduce the reimbursement amounts for our products, our ability to generate revenue could be limited, which may have a material adverse effect on our financial condition, results of operations and cash flow.

Our business and sale of our products are subject to extensive regulatory requirements, including compliance with labeling, manufacturing and reporting controls. If we fail or are unable to timely obtain the necessary authorizations, approvals or clearances for new products, our ability to generate revenue could be materially harmed.

Our products are classified as medical devices and are subject to extensive regulation in the U.K., Europe and the U.S. by FDA and other federal, state and local authorities and by similar regulatory authorities in other jurisdictions. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

∎	design, development and manufacturing;

∎	testing and labeling, including directions for use, processes, controls, quality assurance and packaging;

∎	storage, distribution, installation and servicing;

∎	preclinical studies and clinical trials;

∎	establishment registration and listing;

∎	product safety and effectiveness;

∎	marketing, sales and distribution;

∎	premarket approval, de novo classification, 510(k) clearance and EUA;

∎	recordkeeping procedures;

∎	advertising and promotion;

∎	corrections and removals and recalls;

∎	post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute to a death or serious injury; and

∎	product import and export.

In the U.S., before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance, de novo classification, Premarket Approval, or PMA, or EUA from FDA, unless an exemption applies.

The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to FDA until an approval is obtained. The process of obtaining 510(k) clearances or PMA approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

An EUA may be granted for unapproved medical products, including IVDs, which authorizes the products to be marketed in the context of an actual or potential emergency that has been designated by the government. The COVID-19 pandemic has been designated such a national emergency. EUAs authorize the use of specific products based on criteria established by statute, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product-specific. An EUA terminates when the emergency determination underlying the EUA terminates.

We cannot assure you that we will be able to obtain any 510(k) clearance, de novo classification, PMA approval or EUA. FDA can delay, limit or deny 510(k) clearance, de novo classification, PMA approval or EUA of a device for many reasons, including:

∎	we may not be able to demonstrate to FDA’s satisfaction that our products are safe and effective for their intended uses;

∎	the data from our preclinical studies and clinical trials may be insufficient to support clearance, classification or approval, where required; and

∎	the manufacturing process or facilities we use may not meet applicable requirements.

FDA may refuse our requests for 510(k) clearance, de novo classification, premarket approval or EUA of new products, new intended uses or modifications to existing products. Additionally, even if obtained, 510(k) clearances, de novo classifications, premarket approvals or EUAs could be withdrawn or revoked at any time for a number of reasons, including the failure of our Platform to perform as expected. In particular, other companies have had their FDA approvals, including EUAs, revoked due to sensitivity and specificity concerns, and we cannot predict the circumstances under which the FDA would revoke an EUA for a COVID-19 test, including ours, as an understanding of the virus and the adequacy of tests and treatments is continuously evolving.

We will need to submit numerous applications for approval/clearance for each test as it becomes available, which could put significant pressure on R&D and regulatory staff, resulting in delays. From time to time, legislation is drafted and introduced in the U.K, other European jurisdictions or the U.S. that could significantly change the statutory provisions governing any regulatory approval, classification or clearance that we receive in such jurisdictions. In addition, in the U.S., the FDA may change its clearance, classification and approval policies, adopt additional regulations or revise existing regulations, or take other actions that may prevent or delay approval, classification or clearance of our products under development or impact our ability to modify any marketed products on a timely basis.

Changes in the way the FDA and other comparable regulatory authorities regulate or notified bodies assess products developed, manufactured, validated and marketed by commercial manufacturers like us could result in delay or additional expense in offering our products and products that we may develop in the future.

In the U.S., we have marketed our SARS-CoV-2 antigen test, and plan to market our SARS-CoV-2 antibody test, if approved, authorized or cleared, pursuant to the “Policy for Diagnostic Tests for Coronavirus Disease-2019 during the Public Health Emergency” issued by FDA on March 16, 2020 and revised on May 11, 2020. This policy allows for the limited development and distribution of diagnostic test kits and antibody tests to detect viral particles and identify antibodies of the SARS-CoV-2 virus by commercial manufacturers, subject to certain notification requirements. Unless and until such an EUA is issued that authorizes additional testing environments for a specific test, under Clinical Laboratory Improvement Amendments of 1988, or CLIA, use of that test is limited to laboratories certified to perform high complexity testing, including testing at the POC when the site is covered by the laboratory’s CLIA certificate for high-complexity testing. We have obtained an EUA for our SARS-CoV-2 antigen test and we plan to submit an EUA request for our SARS-CoV-2 antibody test. An EUA allows our SARS-CoV-2 antigen test to be used at POC facilities with a CLIA waiver if granted. There can be no assurance that the EUA request that we submit for our SARS-CoV-2 antibody test will be granted on a timely basis or that our SARS-CoV-2 antigen or SARS-CoV-2 antibody test will receive a CLIA waiver. A wave of regulatory applications in the U.S., combined with COVID-19 operational challenges, including potential staff shortages at regulatory agencies and elsewhere, could result in delays in approvals for our SARS-CoV-2 tests or otherwise. FDA or other comparable regulatory agencies may prioritize certain applications or submissions for approval based on the testing methodologies or other factors. In addition, FDA has issued and may issue further guidance or change regulatory requirements at any time, which may delay our marketing and sales efforts and/or necessitate costly measures to maintain regulatory compliance with respect to these and any future products, which would have a detrimental effect on our business.

LumiraDx SARS-CoV-2 antigen, LumiraDx SARS-CoV-2 RNA STAR, and the LumiraDx SARS-CoV-2 RNA STAR Complete have not been cleared or approved by FDA. The LumiraDx SARS-CoV-2 antigen test has been authorized by FDA under an EUA only for the detection of SARS-CoV-2 nucleocapsid protein. LumiraDx SARS-CoV-2 RNA STAR has been authorized by FDA under an EUA only for the detection of nucleic acid from SARS-CoV-2. They have not been authorized for use to detect any other viruses or pathogens. The tests are authorized in the U.S. for the duration of the declaration that circumstances exist justifying the authorization of emergency use of IVD tests for detection and/or diagnosis of COVID-19 under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the authorization is terminated or revoked sooner.

For our IVD devices for other indications, we may not market these devices for POC until we have received the requisite regulatory approvals, clearances or certifications for each product. Our product development program may be curtailed, redirected, eliminated or delayed at any time for many reasons, including if FDA, other regulators or notified bodies change how these devices are regulated or assessed, and we cannot predict whether we will successfully develop and commercialize these devices. FDA or a comparable regulatory authority may require more information, including additional clinical data, to support approval, clearance or certifications, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. Any of the foregoing scenarios could materially harm the commercial prospects of our products.

Healthcare policy changes, including legislation reforming the U.S. health care system, may have a material adverse effect on our financial condition, results of operations and cash flows.

In the U.S. and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative initiatives and regulatory changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted, which made a number of substantial changes in the way health care is financed by both governmental and private insurers. Among other things, the ACA required each certain medical device manufacturer to pay an excise tax, or Medical Device Excise Tax, equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with FDA. However, this tax was permanently eliminated as part of the 2020 federal spending package, effective January 1, 2020.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing statutory and constitutional challenges in the United States Supreme Court. Additionally, the Trump Administration has issued various Executive Orders that eliminated cost sharing subsidies and delayed or attempted to forestall the implementation of ACA provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices, and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. Also, in December 2018, CMS issued a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program. Since then, the ACA risk adjustment program payment parameters have been updated annually. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Protecting Access to Medicare Act of 2014, or PAMA, was signed to law on April 1, 2014, and, among other things, significantly altered the payment methodology under the Clinical Laboratory Fee Schedule, or CLFS. The CFLS applies to a wide variety of laboratories, including national chains, physician offices, and hospital laboratories. Regulations finalized in 2016 stipulated that for the reporting period beginning in 2017 and every three years thereafter (or annually in the case of advanced diagnostic laboratory tests), applicable clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic laboratory test that it furnishes during the specified time period. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Additionally, effective January 1, 2018, the Medicare payment rate for a test on the CLFS is equal to the weighted median of private payor rates determined for the test, based on the data of applicable laboratories that are collected during a specified data collection period and reported to CMS during a specified data reporting period. The payment amount for a test cannot drop more than 10 percent as compared to the previous year’s payment amount for the first three years after implementation of the new payment system, and not more than 15 percent per year for the subsequent three years. Under the Laboratory Access to Beneficiaries, or LAB Act, Congress delayed reporting for applicable clinical laboratory tests that are not advanced diagnostic laboratory tests by one year. Applicable clinical laboratory test data that was supposed to be reported between January 1, 2020 and March 31, 2020, must now be reported between January 1, 2021, and March 31, 2021. For 2020, the rates for clinical laboratory tests that are not advanced diagnostic laboratory tests or new clinical laboratory tests may not be reduced by more than 10% of the rates for 2019. There will be a 15% reduction cap for each of 2021, 2022, and 2023. Also, under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by FDA. For an existing test that is cleared or approved by FDA and for which Medicare payment is made as of April 1, 2014, CMS is required to assign a unique billing code if one has not already been assigned by the agency. In addition to assigning the code, CMS is required to publicly report payment for the tests. Further, under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by FDA. We cannot determine at this time the full impact of PAMA on our business, financial condition and results of operations.

Additionally, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, these Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The full impact of the sequester law on our business is uncertain. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the Middle-Class Tax Relief and Job Creation Act of 2012 mandated an additional change in Medicare reimbursement for clinical laboratory tests. Additionally, the Bipartisan Budget Act of 2018, or BBA, among other things, amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount (from 50% under the ACA to 70%) that is owed by pharmaceutical manufacturers who participate in Medicare Part D to eligible beneficiaries and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, we may develop new assays that may require obtaining a Current Procedure Terminology, or CPT, procedure code. CMS prices the new clinical diagnostic laboratory test codes using a “crosswalking” or “gapfilling” process. “Crosswalking” occurs when a new test or substantially revised test is determined to be similar to an existing test, multiple existing test codes, or a portion of an existing test code, which can then be utilized to determine a payment. “Gapfilling” is a process by which CMS will refer the codes to the Medicare Administrative Contractors to allow them to determine an appropriate price, since there is no comparable code. After a year of payment at the local MAC rates, CMS calculates a national limitation amount based on the median of rates for the test code across all MACs. In addition, CMS does not recognize certain of the new codes for Multi-analyte Assays with Algorithmic Analyses, or MAAAs, because it does not believe they qualify as clinical laboratory tests. CMS has left the approval of new codes for MAAAs under the purview of the MACs. Our reimbursement could be adversely affected by CMS’ action in this area. If it reduces reimbursement for the new test codes or does not pay for our new MAAA codes, then our revenue will be adversely affected. There can be no guarantees that Medicare and other payors will establish positive or adequate coverage policies or reimbursement rates. We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The expansion of government’s role in the U.S. health care industry, and changes to the reimbursement amounts paid by Medicare and other payors for our current tests and our planned future tests, may reduce our profits, if any, and have a materially adverse effect on our business, financial condition, results of operations and cash flows.

We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the Medicare Clinical Laboratory Fee Schedule, which would require us to bill patients for these amounts. Because of the relatively low reimbursement for many clinical laboratory tests, in the event that Congress were to ever enact such legislation, the cost of billing and collecting for these tests would often exceed the amount actually received from the patient and effectively increase our costs of billing and collecting.

The regulatory pathway for our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests and healthcare professionals’ understanding of the novel coronavirus is continually evolving and may result in unexpected or unforeseen challenges.

We have obtained an EUA for our SARS-CoV-2 antigen test and plan to submit an EUA request for our SARS-CoV-2 antibody test. Additionally, in the European Union we obtained a CE Mark for our SARS-CoV-2 antigen test and we are in the process of self-certifying and CE marking the SARS-CoV-2 antibody test so it can be placed on the market and we may submit such tests for regulatory approval or clearance in other jurisdictions. The volume of tests being developed for COVID-19 and the speed at which parties are acting to create and test many diagnostic tests for

COVID-19 is unusual, and evolving or changing plans or priorities within regulatory authorities, including changes based on new knowledge of COVID-19 and how the disease affects the human body, may significantly affect the regulatory timeline for our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests. The circumstances surrounding the pandemic may adversely impact the regulatory approval timeline for the Platform and its components both in relation to the COVID-19 test, and our other tests generally if regulatory authorities prioritize tests for COVID-19 over other diseases). Results from clinical testing may raise new questions and require us to proceed with additional reviews or clinical trials, including revising proposed endpoints or adding new clinical trial sites or cohorts of subjects. Additionally, our understanding of COVID-19, its infectiveness and other effects on the human body, the ability of individuals to develop antibodies against the virus and the effectiveness of any immune response in preventing future infections are constantly evolving, with new research suggesting sometimes surprising results being published on a frequent basis. New discoveries or a changed understanding of how the virus affects the human body, particularly of its infectivity and individuals’ immune response to it, could render existing tests, including ours, technologically or commercially obsolete or inferior to new methods that we may or may not be able to develop on a timely basis without significant resources and funding.

Even though we have obtained an EUA for our SARS-CoV-2 antigen test and even if we obtain an EUA for our SARS-CoV-2 antibody test, an EUA terminates when the emergency determination underlying the EUA terminates. Moreover, FDA may revoke an EUA at any time if it determines that the underlying health emergency no longer exists or warrants such authorization or if our Platform or tests fail to perform as expected, and we therefore cannot predict how long, if ever, any EUA applicable to our Platform would remain in place. Any revocation or termination of an EUA applicable to our Platform could adversely impact our business in a variety of ways, including if we and our manufacturing collaborators have invested significantly in the supply chain to produce our SARS-CoV-2 tests.

In addition, since the regulatory path to authorization of any COVID-19 test is evolving in various jurisdictions and other third parties are simultaneously focused on bringing their COVID-19 tests to market, there may be a widely used product in circulation in a specific country prior to our receipt of regulatory approval or clearance or before we can CE Mark our Instrument in such country, which would limit our ability to market and gain traction on sale of our Platform. Unexpected issues, including any that we have not yet observed, could lead to significant reputational damage for us and our Platform going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.

We are or expect to become subject to broadly applicable healthcare laws, including fraud and abuse, transparency, and privacy and security laws, which are regulated and enforced by both the federal government and the states in which we conduct our business. These health care laws and regulations include, for example:

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the federal physician self-referral prohibitions, commonly known as the Stark Law, which prohibit billing a patient or governmental or private payor for certain designated health services when the physician ordering the service, or a member of such physician’s immediate family, has a financial relationship, such as an ownership or investment interest in or compensation arrangement with the entity performing tests, unless the relationship meets an applicable exception to the prohibition. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements, and (4) personal services arrangements that satisfy certain requirements. A laboratory cannot submit claims to the Medicare Part B program for services furnished in violation of the Stark Law, and Medicaid reimbursements may be at risk as well. The Stark Law is a strict liability statute, meaning the prohibitions apply regardless of intent to induce or reward referrals or the motive for the financial relationship;

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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the federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs; knowingly making, using, or causing to be made or used, a false record or statement material to a false, fictitious or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or the HITECH Act, and their respective implementing regulations, which impose, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates,” or third parties that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. The HITECH Act also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and may be broader in scope than their federal equivalents; state and foreign laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources, state and foreign laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or product pricing; state and local laws that require the registration of medical device sales representatives; state laws that prohibit other specified practices, such as (i) billing physicians for testing that they order or waiving coinsurance, copayments, deductibles, and other amounts owed by patients, and (ii) billing a state Medicaid program at a price that is higher than what is charged to one or more other payors; and state and foreign laws governing the privacy and security of health information, some of which may be more stringent than those in the U.S. (such as the European Union, which adopted the General Data Protection Regulation) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert the company’s attention from the business.

It is possible that governmental and enforcement authorities will conclude that our business practices, including our arrangements with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties. Any action for violation of these laws, even if successfully defended, could incur significant legal expenses and divert management’s attention from the operation of the business. In addition, the marketing authorization and commercialization of any product we develop outside the U.S. will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that we may run afoul of one or more of the requirements.

Sales of our products in other jurisdictions, including the European Union/European Economic Area, will also be subject to equivalent or comparable laws and failure to comply with these laws could have serious financial, as well as reputational, consequences for the company. Key laws and regulations that apply to our products in the European Union include, amongst others:

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the General Data Protection Regulation (Regulation (EU) 2016/679), which sets out the data protection laws across the European Union and is particularly important for the collection, storage and use of patient data; and

∎	relevant anti-bribery and corruption laws enacted by the Member States of the European Union/European Economic Area (the applicable regime in the U.K. is the Bribery Act of 2010).

Additionally, our failure to comply could lead to civil and/or criminal penalties in individual Member States.

When we seek to commercially distribute our POC IVD devices in the U.S., if our devices are not considered CLIA waived or if we are delayed in or unable to obtain a CLIA waiver for such devices, our business may be harmed.

In the U.S., our IVD devices are subject to compliance with the Clinical Laboratory Improvements Act of 1988, or the CLIA and its implementing regulations. CLIA establishes quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. A laboratory is broadly defined to include any facility that performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. Under CLIA, FDA categorizes IVD tests by their degree of complexity: (1) waived; (2) moderately complex; and (3) highly complex. When a test is categorized as waived, it may only be performed by laboratories that have a Certificate of Waiver.

Tests that are waived by the CLIA regulations are automatically categorized as waived following 510(k) clearance or PMA approval. Otherwise, following clearance or approval, tests may be categorized either as moderate or high complexity according to the CLIA categorization criteria. A manufacturer of a test categorized as moderate complexity may request categorization of the test as waived through a CLIA Waiver by Application, or CW, submission to FDA. In a CW submission, the manufacturer provides evidence to FDA that a test meets the CLIA statutory criteria for waiver. Specifically, waived tests are simple laboratory examinations and procedures that have an insignificant risk of an erroneous result, including those that (A) employ methodologies that are so simple and accurate as to render the likelihood of erroneous results by the user negligible, or (B) FDA has determined pose no unreasonable risk of harm to the patient if performed incorrectly. A CLIA waiver is critical to the marketability of a product into the point-of-care diagnostics market. With regard to future products for which we may seek a CLIA waiver from FDA, any failure or material delay to obtain such waiver could harm our business and could harm the marketability of our products to the point-of-care diagnostics market.

We are subject to stringent and changing privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

We collect, store, process and transmit sensitive data, including legally protected health information, personal information, intellectual property and proprietary business information. As we seek to expand our business, we are, and will increasingly become, subject to numerous state, federal and foreign laws, regulations and standards, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information in the jurisdictions in which we operate. In many cases, these laws, regulations and standards apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships and our subsidiaries’ own data collection and processing practices. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that will materially and adversely affect our business, financial condition and results of operations. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business, and as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.

There are numerous U.K. and U.S. federal and state laws and regulations related to the privacy and security of health information. These laws and regulations include HIPAA, as amended by the HITECH Act, and their respective implementing regulations, which establish a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic protected health information. The U.S. Department of Health and Human Services Office of Civil Rights may impose penalties for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the failure to comply was known or should have been known, or whether the failure was due to willful neglect. These penalties include significant civil monetary penalties, criminal penalties and, in certain instances, imprisonment. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of protected health information. Furthermore, in the event of a breach as defined by HIPAA, we may be required to comply with specific reporting requirements under HIPAA regulations. In the event of a significant breach, the reporting requirements could include notification to the general public. Enforcement activity can result in reputational harm, and responses to such enforcement activity can consume significant internal resources. Additionally, if we are unable to properly protect the privacy and security of protected health information we create, receive, maintain, or transmit on behalf of our covered entity customers, we could be found to have breached our contracts as well as HIPAA and other applicable data privacy and security laws. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations.

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. For example, the California Consumer Privacy Act of 2018, or the CCPA, which increases privacy rights for California residents and imposes stringent data privacy and security obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. However, certain personal information, such as information that is subject to HIPAA or clinical trial regulations, is exempt from the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Further, there is uncertainty with respect to how various provisions of the CCPA will be interpreted and enforced. While the implementing regulations have not been finalized to date, the California State Attorney General’s authority to enforce the statutory provisions commenced as of July 1, 2020. While any information we maintain in our role as a business associate may be exempt from the CCPA, other records and information we maintain on our customers may be subject to the CCPA. New legislation and state constitutional amendments proposed or enacted in several U.S. states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we could become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Laws, regulations and standards in many foreign jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, which impose significant compliance obligations. For example, in the EU and the U.K., the processing of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation (Regulation (EU) 2016/679), or the GDPR. Following the U.K.’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed between the U.K. and EU, the GDPR continues to have effect in U.K. law, until December 31, 2020, in the same fashion as was the case prior to that withdrawal as if the U.K. remained a member state of the EU for such purposes. Following December 31, 2020, it is likely that the data protection obligations of the GDPR will continue to apply to U.K.-based organization’s processing of personal data in substantially unvaried form and fashion, for at least the short term thereafter. The GDPR imposes stringent data privacy and security requirements on both processors and controllers of personal data, including health data and personal data collected during clinical trials. In particular, the GDPR imposes requirements relating to ensuring there is a lawful basis for processing personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA to third countries, creates mandatory data breach notification requirements in certain circumstances, and establishes onerous new obligations on service providers who process personal data simply on behalf of others in connection with their EU establishment. The GDPR authorizes competent authorities to impose penalties and fines for certain violations of up to 4% of an undertaking’s total global annual revenue for the preceding financial year or €20 million, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or U.K. Given the breadth and depth of changes in data protection obligations, complying with its requirements has caused us to expend significant resources and such expenditures are likely to continue into the near future as we respond to new interpretations, additional guidance, and potential enforcement actions and patterns. While we have taken steps to comply with the GDPR, and implementing legislation in applicable member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, reviewing our security procedures, and entering into data processing agreements with relevant customers and business partners, we cannot assure you that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, consultants, or vendors fail to comply with our published policies, certifications and documentation. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our products and services and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products, services or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, retention, security, disclosure, transfer and other processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

Many statutory requirements, both in the U.S. and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose sensitive personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded in a manner that requires changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business.

If the validity of an informed consent from a patient enrolled in a clinical trial was challenged, we could be forced to stop using some of our resources, which would hinder our product development efforts.

We have implemented measures to ensure that all clinical data and genetic and other biological samples that we receive from our collaborators have been collected from subjects who have provided appropriate informed consent for purposes which extend to our product development activities. We seek to ensure these data and samples are provided to us on a subject de-identified or pseudonymized manner. We also have measures in place to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. Our clinical research organization, or CRO, collaborators conduct clinical trials in a number of different countries, and, to a large extent, we rely upon them to comply with the subject’s informed consent and with local law and international regulation. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. The subject’s informed consent obtained in any particular country could be challenged and/or withdrawn in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Any findings against us, or our collaborators, could deny us access to or force us to stop using some of our clinical samples, which would hinder our product development efforts. We could become involved in legal challenges, which could consume our management and financial resources.

The sales of our products in Europe are regulated through a process that either requires self-certification or certification by a European Notified Body in order to affix a CE Mark. Such processes are uncertain, particularly in light of changes to the regulatory framework. There may be a risk of delay in placing our products on the market and, once on the market, a risk of review and challenges to certain certified statuses.

Currently, until May 25, 2022, the majority of our products (including our Instrument for use with the INR test by users other than for self-testing, the INR test and control, INRstar and our SARS-CoV-2 antigen test) are regulated through a self-declaration process, whereby we declare that the product meets the essential requirements of the European Directive on In-Vitro Diagnostic Devices (98/79/EC). We also have a number of products that we expect to come to market in the European Economic Area, including the SARS-CoV-2 antibody test, that we will self-declare compliant against this directive. After the launch of any products, we may be subject to challenges by European Regulatory Authorities if there are issues that arise that question the safety and performance of these products. Such challenges may arise from a routine audit by a regulatory authority, due to device vigilance reports submitted by us, Field Safety Corrective Actions being initiated by us or the regulatory authority, or complaints made by competitors, whether those complaints are founded or not.

We also have a number of products (including our Instrument for use by patients for self-testing and certain test strips that would fall within Annex II of the European Directive on In-Vitro Diagnostic Devices (98/79/EC)), which will likely enter the market prior to May 26, 2022 and that cannot be regulated through a self-declaration process under the European Directive on In-Vitro Diagnostic Devices (98/79/EC). Such products will require their compliance with this directive reviewed and certified by a European Notified Body. We have engaged with a European Notified Body (TÜV SÜD); however, they have yet to start reviewing technical documentation for the products. Therefore, there is a risk of delay in getting these products to market if the Notified Body has capacity constraints and/or if the Notified Body has any issues with our technical documentation.

Prior to May 26, 2022, the ability to continue to sell products using the self-declaration process of the European Directive on In-Vitro Diagnostic Devices (98/79/EC) is unaffected by the European Regulation on In-Vitro Diagnostic Devices (Regulation (EU) 2017/746). However, before May 26, 2022 and in order to continue to sell products in the European Union after that date, most of our products that are in-vitro diagnostic devices will need to be evaluated by a European Notified Body in order to comply with the new European Regulation on In-Vitro Diagnostic Devices (2017/746/EU), which replaces the aforementioned European Directive on In-Vitro Diagnostic Devices (98/79/EC). The Regulation provides for a transition period that allows products that have certificates issued by European Notified Bodies under the Directive prior to May 26, 2022 to continue to be placed on the market until May 26, 2024 and, where they have been placed on the market prior to that date, to be distributed and supplied until May 26, 2025. However, most of our products are self-certified so will not be eligible for this transition period and those that are would lose the benefit if any significant changes have to be made to the product after May 26, 2022. Therefore, we do not intend to rely on this transition period.

Nevertheless, it should be appreciated that there is a severe shortage of capacity of the European Notified Bodies to assess all IVD devices that will require Notified Body certification under the Regulation, and that it is widely recognised that not all applications for assessment by Notified Bodies will be approved before the deadline of May 25, 2022. While we have taken a proactive approach to mitigate this risk, including approaching a European Notified Body (TÜV SÜD) and restructuring its quality management systems, there can be no assurance that our ability to market IVD devices in the European Union in the future will be unrestricted and this could, in turn, have a negative impact on our business and operating results.

We take our responsibilities as a manufacturer of medical devices seriously and where possible take all voluntary measures to have independent third parties assess our designs and processes. This includes certification to the international standard for quality management, ISO 13485:2016 by LRQA, an accredited management systems certification body, testing of our Instrument to the international standard for electrical safety, IEC 61010-1:2015 / IEC 61010-2-101:2015 by CSA International an independent and accredited safety certification body, and for the international standard for electromagnetic compatibility, IEC 61326-2-6:2012 by ETS Ltd, an independent and accredited EMC test laboratory.

We also offer a number of products (including Connect Manager, EHR Connect, the Connect Hub and the Engage app) that we do not believe come within the scope of the European Directive on In-Vitro Diagnostic Devices (98/79/EC) or the European Regulation on In-Vitro Diagnostic Devices (Regulation (EU) 2017/746) nor come within the scope of the European Directive on Medical Devices (93/42/EEC) or the European Regulation on Medical Devices (Regulation (EU) 2017/745). There is a risk we may be subject to challenges by European Regulatory Authorities regarding the classification of these products, particularly if there was a question about safety or performance stemming from a user or a complaint from a competitor.

LumiraDx UK Ltd is the legal manufacturer and regulatory owner of our products and is based in the U.K. The U.K.’s departure from the European Union, or Brexit, and the future relationship of the U.K. with the European Union remains uncertain and there may be delays and barriers in obtaining access to the European Economic Area.

Following the U.K.’s prior departure from the European Union, the U.K. will continue to follow the same regulations as the European Union until the end of 2020, or the Transition Period, and so for such period of time, access to the

U.K. market will remain unaffected. The U.K. has indicated that, subject to an agreement between the U.K. and the European Union to the contrary, following the end of the Transition Period it intends to seek regulatory divergence with the European Union and the use of a new “UKCA” (U.K. Conformity Assessed) mark as a replacement for the European Union CE Mark. The nature of any new regulation in the U.K. is uncertain, as is the ability to obtain conformity assessment services for the U.K. regulations, and as such, we may experience delays in obtaining future access to the U.K. and other European markets.

Under the European Directive on In-Vitro Diagnostic Devices (98/79/EC) and then under the In-Vitro Diagnostic Regulation (2017/746), legal manufacturers located outside of the European Union/European Economic Area are required to appoint an authorised representative that is domiciled in a Member State within the European Union/European Economic Area. Given the uncertainty at the end of the Transition Period, we have established our own dedicated authorized representative in the European Union. After considering a number of factors, including location, language capabilities, communication efficiencies and transparency considerations, we appointed LumiraDx AB, a LumiraDx affiliate domiciled in Sweden, as an authorized representative. Our regulatory experts are actively engaged through relevant industry bodies, such as the British In-Vitro Diagnostics Association, or BIVDA, to proactively communicate with the U.K. government on any new proposed regulatory regime applicable in the U.K.

We intend to export our products to numerous countries outside of the European Economic Area. Many other countries require certificates of free sales, or CFS, and/or certificates of foreign government, or CFG, as a condition of allowing the importation of medical devices from a relevant country of origin. One of the typical prerequisites to the issuance of CFS and CFG certificates is the requirement that the products being certified are legally marketed in their country of origin. During the transition period, due to the shortage of European Notified Bodies, we may experience delays in obtaining such certificates and therefore in obtaining CE marking to certify conformity with health, safety, and environmental protection standards for products sold within the European Economic Area for our products. After the end of the Transition Period, we may also face additional uncertainty related to the U.K. regulatory regime, which may in turn cause us to experience delays in obtaining requisite certificates and regulatory clearance in other countries. Additionally, as a result of Brexit, we, as a U.K. based manufacturer, will no longer be able to utilize a number of Mutual Recognition Agreements and Technical Cooperation Programs that the European Union has agreed with other countries (subject to any agreement reached to the contrary), and therefore we may suffer delays in obtaining requisite regulatory clearances in other countries. The occurrence of any of the foregoing could have a material adverse effect on our financial condition and results of operations.

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws export and import controls, sanctions, embargoes, and anti-money laundering laws and regulations.

Various of our activities may be subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. Our reliance on independent distributors to sell our Platform internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical field have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar anti-bribery laws in the other jurisdictions in which we operate, including the U.K.’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition, or results of operations or our reputation. We could also suffer severe penalties, including substantial criminal and civil penalties, imprisonment, disgorgement, reputational harm and other remedial measures.

Our activities in the United States subject us to various laws relating to foreign investment and the export of certain technologies, and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.

Because we have a U.S. subsidiary and substantial operations in the U.S., we are subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the U.S. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800, 801, and 802, as amended, administered by the Committee on Foreign Investment in the U.S.; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting the collaborations we may pursue; regulating the export our products, services, and technology from the U.S. and abroad; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance; and threatening monetary fines and other penalties if we do not.

Intellectual Property Risks Related to Our Business

If we are unable to obtain and maintain patent and other intellectual property protection for products we develop and for our technology, or if the scope of intellectual property protection obtained is not sufficient, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize any products we may develop may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the U.S. and other countries for our Platform in its current or an updated form and other products. Patent law as applied to inventions in the fields in which we operate is complex and uncertain, so we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. If we are unable to obtain or maintain patent or other intellectual property protection with respect to our proprietary products, our business, financial condition, results of operations, and prospects could be materially harmed.

Changes in the patent laws or in the interpretation thereof in the United States and other countries may diminish our ability to protect our inventions and to obtain, maintain, and enforce our intellectual property rights; more generally, such changes could affect the value of our intellectual property, including by limiting the potential scope of patent coverage that we can obtain. We cannot predict whether any particular patent applications we are currently pursuing will be granted as a patent or whether the claims of any particular patents, if obtained, will provide sufficient exclusivity over our competitors.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications or patents at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patent-eligible aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with employees, consultants, and other parties who have access to confidential aspects of our research and development output, including aspects that may be patent-eligible, any of these parties may breach the agreements and disclose such output before we are able to file a patent application directed to the disclosed subject matter, thereby jeopardizing our ability to seek patent protection for that subject matter. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after the priority date, or in some cases not at all prior to issuance. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of companies in our industry generally is unsettled, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Whether our pending and future patent applications will be granted and the scope, validity, enforceability, and commercial value of any patents we have obtained are highly uncertain. Our pending and future patent applications may not result in patents that protect any new products or our Platform in its current or an updated form. Our pending and future patent applications may not effectively prevent others from commercializing competitive products.

Moreover, the claim scope being pursued in a patent application may need to be significantly reduced or otherwise altered in order to achieve grant of a patent, and the scope of a patent can be reinterpreted after issuance. Even if a patent application is issued as a patent, the granted claims may not provide us with any meaningful protection, prevent others from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our products will be protectable or remain protected by valid and enforceable patents. Our competitors and other third parties may be able to circumvent our patents by developing similar or alternative products and solutions in a non-infringing manner. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or impact our stock price.

Third parties may assert that we are using their patented or other proprietary technology without their authorization. As we continue to commercialize our Platform in its current or an updated form, launch new products, and enter new markets, we expect that, as part of business strategies designed to impede our successful commercialization and entry into new markets or otherwise, competitors will claim that our products or services infringe their intellectual property rights. Third parties, including, for example, one or more of our competitors listed in the Business section under the heading “Competition,” may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement. Because a patent application generally is unavailable to the public until 18 months from the priority date (and, at least in the U.S., can optionally be kept secret until the patent is granted), we have no way of knowing, at any given time, whether others have filed new patent applications directed to technologies that we or our collaborators will use.

Intellectual property litigation is costly, and even if we prevail, the substantial cost of such litigation could affect our business and financial condition. Intellectual property litigation may also be lengthy and time-consuming and may divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and stock price. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products. In the event of a successful claim against us of infringement or misappropriation, we may be required to pay substantial damages to and obtain one or more licenses from third parties, or we may be prohibited from selling certain products, all of which could have a material adverse impact on our cash position and business and financial condition. Moreover, any licenses that we are compelled to obtain may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our business and financial condition.

In addition, we may be unable to obtain any required licenses at a reasonable cost, if at all. We could therefore incur substantial costs relating to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any required licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products would materially affect our ability to grow and maintain profitability and would have a material adverse impact on our business.

Developments in patent law could have a negative impact on our business.

Changes in either the patent laws or interpretation of patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of granted patents. From time to time, the United States Supreme Court, or the Supreme Court, other federal courts, the U.S. Congress, the U.S. Patent and Trademark Office, or the USPTO, or courts or patent offices or authorities in other jurisdictions may change the standards of patentability or patent eligibility, and any such changes could have a negative impact on our business. Generally, jurisdictions outside the United States have a “first to file” patent system. In the United States, prior to March 2013, the “first to invent” a claimed invention was entitled to the patent (assuming that all other requirements were met). Following the passage of the Leahy-Smith America Invents Act, or the America Invents Act, the United States transitioned to a “first inventor to file” system, under which the first inventor to file a patent application on an invention is entitled to the patent (assuming that all other requirements are met) even if another party was the first to invent the claimed invention. The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and that also may affect patent litigation. These include the introduction of derivation proceedings; expansion of the permitted content of third-party submissions to the USPTO during patent prosecution; and additional procedures to challenge the validity of a patent after issuance, including post-grant review and inter partes review. The America Invents Act and its continued implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in our industry are particularly uncertain. Recent Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, diagnostic method claims and “gene patents” were considered in two landmark Supreme Court cases, Mayo Collaborative v. Prometheus Laboratories, or Prometheus, and Association for Molecular Pathology v. Myriad Genetics, or Myriad. In Prometheus, a case involving patent claims to a medical testing method directed to optimizing the amount of drug administered to a specific patient, patentee’s claims were deemed not to incorporate inventive content, above and beyond merely describing underlying natural correlations, sufficient to render the claimed processes patent-eligible. In Myriad, a case brought by multiple plaintiffs challenging the validity of patent claims relating to the breast cancer susceptibility genes BRCA1 and BRCA2, the court held that isolated genomic DNA that exists in nature, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent-eligible subject matter, but that cDNA, which is an artificial construct created from RNA transcripts of genes, may be patent eligible. The Federal Circuit has begun to apply the holdings in Prometheus and Myriad. For example, in 2015, the Federal Circuit in Ariosa v. Sequenom, or Ariosa, applying Prometheus, found claims to a prenatal diagnostic method that relied on a natural product to be patent ineligible. A number of appeals to the Federal Circuit in subsequent cases, such as Athena v. Mayo, or Athena, have been decided in a similar way.

We cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad and other decisions, such as the Federal Circuit’s decisions in Ariosa and Athena, may have on our ability or the ability of companies or other entities to obtain or enforce patents relating to diagnostic and therapeutic methods, DNA, genes, or genomic-related discoveries in the future. Despite the precedent set forth in these decisions, the contours of when claims reciting laws of nature, natural phenomena, or abstract ideas may meet the patent eligibility requirements are not clear and may take years to develop via application at the USPTO and interpretation in the courts. There are many patents claiming nucleic acids and diagnostic methods based on natural correlations that were issued before the recent Supreme Court decisions discussed above, and although many of these patents may be invalid under the standards set forth in the Supreme Court’s recent decisions, until successfully challenged, these patents are presumed valid and enforceable, and the patentees could allege that we infringe, or request that we obtain a license to, one or more of these patents. Whether the patents were issued prior to or after these Supreme Court decisions, we might have to defend ourselves against claims of infringement, or we might have to obtain licenses, if available. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from using the patented subject matter in question if we are unable to obtain a license on reasonable terms or at all. Such outcomes could materially affect our ability to offer our products and services and could have a material adverse impact on our business. Even if we are able to obtain a license or to successfully defend against claims of patent infringement, the cost and distraction associated with the defense or settlement of these claims could have a material adverse impact on our business. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

We may be unable to protect or enforce our intellectual property effectively, which could harm our competitive position.

Obtaining and maintaining a strong patent position is important to our business. No patent application is guaranteed to mature into a patent, and we cannot predict the total pendency of any application that does become a patent.

Moreover, the granted patent rights may not be sufficiently broad to prevent others from marketing products similar to ours or from designing around our patents. Patent law relating to the scope and validity of claims in the technology fields in which we operate is complex and uncertain, so we cannot be certain that we will be able to obtain or maintain patent rights, or that the patent rights we may obtain will be valuable, provide an effective barrier to competitors, or otherwise provide competitive advantages. Others may have filed, and in the future may file, patent applications directed to subject matter similar or even identical to ours. To determine the priority of inventions or demonstrate that we did not derive our invention from another, we may have to participate in interference or derivation proceedings that could result in substantial costs in legal fees and could substantially affect the scope of our patent protection. We cannot be certain that our patent applications will prevail over those filed by others. Also, our intellectual property rights may be subject to other challenges by third parties. Patents we obtain could be challenged in litigation or in administrative proceedings such as ex parte reexamination, inter partes review, or post grant review in the United States or opposition proceedings in Europe or other jurisdictions and may be found to be invalid or unenforceable.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, and other governmental fees for patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the costs associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in irrevocable abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the respective jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other proceedings against those who have infringed our patent rights, and we may or may not choose to monitor for infringing activity, taking into consideration the expense and time commitment associated with such enforcement and monitoring. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

We depend on trademarks to establish a market identity for our company and our Platform. To maintain the value of our trademarks, we may have to file lawsuits against third parties to prevent them from using trademarks confusingly similar to or dilutive of our registered or unregistered trademarks. We also may not obtain registrations for our pending or future trademark applications and might have to defend our registered trademarks and pending applications from challenges by third parties. Enforcing or defending our registered and unregistered trademarks might result in significant litigation costs and, if we are unsuccessful, might result in damages, including the inability to continue using certain trademarks.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we also rely upon trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information. For example, significant elements of our Platform, including, for example, the manufacture of our test strips, are protected by trade secrets and know-how that are not publicly disclosed. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we may have against such misconduct may not result in a remedy that protects our interests fully. Enforcing a claim that a party has illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, information that is a trade secret may be independently developed by others, which would prevent legal recourse for

us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information were to be independently developed by a competitor, our competitive position could be harmed.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We may use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source licensing terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source licensing terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some countries do not protect intellectual property rights to the same extent as do the laws of the U.K. or of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain such countries. The legal systems of some countries, particularly low and middle income countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to medical diagnostics. This could make it difficult for us to prevent or stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against parties such as government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Because patent and other intellectual property laws differ in each country, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.K. or the U.S. Accordingly, we may choose not to seek patent protection in certain countries, and if so, we will not have the benefit of patent protection in such countries. Moreover, we may not be able to predict all of the countries where patent protection ultimately will be desirable, for commercialization or marketing purposes or otherwise. If we fail to timely file a patent application for an invention in any country, we may be precluded from doing so at a later date, and we therefore would be unable to obtain patent protection for that invention in that country.

Additionally, the laws pertaining to patent ownership and assignment may differ from country to country. If we fail to obtain proper assignments for any inventions developed by us and/or our employees, or for any invention that we otherwise acquire rights to, we may lose rights to patent protection for those inventions, which may cause our competitive position to suffer.

Proceedings to enforce our patent rights in jurisdictions worldwide could result in substantial costs and divert our efforts and attention from other aspects of our business. Our efforts to protect our intellectual property rights in any particular jurisdiction may be inadequate. In addition, changes in the law and legal decisions by courts in jurisdictions worldwide may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Many of our employees, including members of our senior management, were previously employed at other diagnostic companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining such an agreement from each party who in fact develops intellectual property during the course of employment, consultancy, or contractual arrangement, respectively, which may result in claims by or against us relating to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

Our pending and future trademark applications in the U.K., the U.S. and other jurisdictions may not be allowed or may be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic. Our use of our trademarks or trade names may be determined to infringe the trademarks or trade names of others. To enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not ultimately be able to protect our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations under our licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements pursuant to which we in-license certain patents and other intellectual property. Each of our existing licenses imposes various obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate the license, in which event we would not be able to use the licensed intellectual property.

We may have limited control over the maintenance and prosecution of these in-licensed rights, activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

Risks Relating to Our Financial Condition and Capital Requirements

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early commercial-stage company and have a limited operating history. We began operations in 2014 under the original parent company of the group, LumiraDx Group Limited (incorporated in England and Wales) and the current parent company was incorporated in the Cayman Islands in 2016. Our limited operating history, particularly in light of our business model based upon sales of diagnostic tests enabled by our Platform, may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business will suffer.

We have a history of net losses. We may incur net losses in the future and we may never achieve sustained profitability.

We have historically incurred substantial net losses, including a net loss of $133.1 million in 2019. From our inception in 2014 through to December 31, 2019, we had an accumulated deficit of $369.9 million. Our losses may continue as a result of ongoing research and development expenses and increased sales and marketing costs. These losses have had, and may continue to have, an adverse effect on our working capital, total assets, and shareholders’ equity. Because of the numerous risks and uncertainties associated with our research, development, and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

We may require additional capital to fund our existing operations, develop our Platform, commercialize new products and expand our operations as currently planned.

Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements for the foreseeable future. If our available cash balances, net proceeds from this offering, and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products as a result of lower than currently expected rates of reimbursement from commercial third-party payors and government payors or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding, or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

∎	increase our sales and marketing efforts to drive market adoption of our Platform and address competitive developments;

∎	seek approvals or clearances from regulatory authorities for our existing and new products;

∎	fund development and marketing efforts of any future products;

∎	rapidly expand our manufacturing, sales and marketing efforts, including for our SARS-CoV-2 tests;

∎	expand our technologies to cover additional tests;

∎	acquire, license or invest in technologies;

∎	acquire or invest in complementary businesses or assets; and

∎	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

∎	our ability to achieve revenue growth;

∎	the cost of rapidly expanding our operations and offerings, including our manufacturing, sales and marketing efforts;

∎	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of and reimbursement for our Platform;

∎	our rate of progress in, and cost of research and development activities associated with, products in research and early development;

∎	the effect of competing technological and market developments;

∎	costs related to rapid international expansion;

∎	our rate of progress in establishing reimbursement arrangements with domestic and international commercial third-party payors and government payors; and

∎	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders could result. Any equity securities issued also could provide for rights, preferences, or privileges senior to those of holders of our common shares. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common shares. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products or grant licenses on terms that are not favorable to us.

The global financial markets have experienced a period of disruption and instability as a result of the COVID-19 pandemic, generally increasing the difficulty of accessing the capital and credit markets and resulting in intervention from national governments around the world. Accordingly, additional equity or debt financing might not be available on reasonable terms, if at all. If we cannot secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more research and development programs or sales and marketing initiatives. In addition, we may have to work with a third party on one or more of our development programs, which could lower the economic value of those programs to us.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately-owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common shares. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to retain, recruit and bring on qualified board members. We expect that the additional costs we will incur as a public company, including costs associated with corporate governance requirements, will be considerable relative to our costs as a private company.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price or cause it to be more volatile.

The ability of our U.S. subsidiaries to use net operating loss carryforwards and other tax attributes to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change net operating loss carryforwards or other tax attributes, or NOLs, to offset future taxable income or reduce taxes. We have not determined whether past changes in the ownership of our equity have resulted, or whether this offering could result, in an ownership change under Section 382 of the Code with respect to our U.S. subsidiaries. In addition, future changes in the ownership of our equity, some of which may be outside of our control, could result in ownership changes under Section 382 of the Code with respect to our U.S. subsidiaries. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although a portion of our revenues is derived in U.S. dollars, most of our revenues are currently denominated in other currencies. In addition, we have raised funds in U.S. dollars but a large part of our costs is in Pound Sterling. Unfavorable fluctuations in foreign currency exchange rates could have a material adverse effect on our results of operations.

Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, expenses and income, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the U.S. dollar against other currencies will affect our net revenues, operating income and the value of balance-sheet items originally denominated in other currencies. These changes cause our growth in consolidated earnings stated in U.S. dollars to be higher or lower than our growth in local currency when compared against other periods.

As we continue to leverage our global delivery model, more of our expenses will be incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies against the U.S. dollar or U.K. pound sterling could increase costs for delivery of services at off-shore sites by increasing labor and other costs that are denominated in local currency. There can be no assurance that our contractual provisions will offset their impact, or that any future currency hedging activities, which are designed to partially offset this impact, will be successful. In addition, our future currency hedging activities could themselves be subject to risk. These could include risks related to counterparty performance under future hedging contracts and risks related to currency fluctuations. We also face risks that extreme economic conditions, political instability or hostilities or disasters of the type described below could impact our underlying exposures, perhaps eliminating them. Such an event could lead to losses being recognized on any future currency hedges then in place, not offset by anticipated changes in the underlying hedge exposure.

Risks Related to Our Common Shares

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of the value of your investment.

Prior to this offering, there has not been a public market for our common shares. If an active trading market does not develop, you may have difficulty selling any of our common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The Nasdaq Global Market, or otherwise or how liquid that market might become. The initial public offering price for the common shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our common shares may be influenced by many factors, some of which are beyond our control, including:

∎	the relative success of our commercial launch supply chain issues or unexpected changes in the COVID-19 pandemic and resulting actions by governmental and non-governmental parties;

∎	actual or anticipated variations in our operating results;

∎	the failure of financial analysts to cover our common shares after this offering or changes in financial estimates by analysts;

∎

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;

∎	announcements by us or our competitors of significant contracts or acquisitions;

∎	future sales of our common shares; and

∎	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

The dual class structure of our ordinary shares and common shares has the effect of concentrating voting control with those shareholders who held our capital stock prior to the listing of our common shares on The Nasdaq Global Market, including our directors, executive officers and their respective affiliates, who will hold in the aggregate    % of the voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our then current memorandum and articles of association, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our ordinary shares have ten votes per share on matters to be voted on by shareholders by way of a poll, and our common shares, which is the stock we are listing on the listing exchange and is being registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Upon the effectiveness of the registration statement of which this prospectus forms a part, our directors, executive officers and their affiliates will hold in the aggregate    % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our ordinary shares and common shares, the holders of our ordinary shares collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our shareholders for their approval. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, the removal of the co-founder directors, amendments of our memorandum and articles of association, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our shareholders. In addition, each of our co-founders (i.e., Ron Zwanziger, Dave Scott and Jerry McAleer) are directors and cannot be removed from the board absent the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. Furthermore, the terms of our arrangements with BMGF, Morningside Venture Investments Limited, or Morningside, and CVS (which are described in further detail in the section titled “Related Party Transactions” below), grant each of BMGF, Morningside and CVS a right to appoint a director to our board of directors. Under the applicable agreements, the appointment rights shall terminate (i) in the case of BMGF or Morningside, once either party sells or no longer controls more than 25%; or (ii) in the case of CVS, once a sale or combination of sales results in it beneficially owning less than 75%, in each case of their respective initial holding of preferred shares (or ordinary shares following the conversion of such preferred shares into ordinary shares upon the completion of this offering).

Future transfers by holders of ordinary shares will generally result in those shares converting to common shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of ordinary shares to common shares will have the effect, over time, of increasing the relative voting power of those holders of common shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our common shares could gain significant voting control as other holders of ordinary shares sell or otherwise convert their shares into common shares.

We do not expect to issue any additional ordinary shares following the listing of our common shares on the listing exchange except to meet commitments we agreed to prior to the date of this prospectus. Any future issuances of ordinary shares would be dilutive to holders of common shares.

Sales of substantial amounts of our common shares in the public market, or the conversion of substantial amounts of ordinary shares into common shares for sale in the public market, or the perception that these sales and/or conversions may occur, could cause the market price of our common shares to decline.

Sales of substantial amounts of our common shares in the public market, or the conversion of substantial amounts of ordinary shares into common shares for sale in the public market, or the perception that these sales and/or conversions may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Amended and Restated Articles, we are authorized to issue up to                common shares, of which                common shares will be outstanding following this offering. We, our management, board members, and certain of our shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any common shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. In addition, (i) under our Amended and Restated Articles, subject to certain exceptions, our ordinary shares must be converted into common shares before being transferred and, apart from in exceptional circumstances that are approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, no conversion can occur for the 180-day period from the completion of this offering; and (ii) under our Amended and Restated Articles and the terms of the 5% notes and the 10% notes, holders of common shares which are issued upon the conversion of the 5% notes and the 10% notes will be subject to a 180-day lock-up period prohibiting such holders, apart from in exceptional circumstances that are approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, from selling, transferring, contracting to sell or otherwise disposing of (either directly or indirectly) any of these common shares for the 180-day period following the completion of this offering. See “Underwriting.” If, after the end of this 180-day period, shareholders who (i) own common shares sell substantial amounts of common shares in the public market or (ii) who own ordinary shares convert substantial amounts of the ordinary shares into common shares for sale in the public market, or the market perceives that such sales and/or conversions may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We have also entered into registration rights agreements with certain of our shareholders pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

In addition, upon consummation of this offering, we intend to cease any new grants under our existing equity incentive plans and to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards over common shares to eligible participants. We intend to register all common shares that we may issue under this equity incentive plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

Although we currently intend to use the net proceeds from this offering in the manner described in the section titled “Use of Proceeds” in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. We intend to use the net proceeds from this offering to expand our manufacturing capacity and our commercial operations, pursue new lines of business, fund other growth initiatives, and the remainder to fund our other current and future research and business development activities, general and administrative expenses, working capital and other general corporate purposes. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the further development and commercialization of our Platform. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We cannot predict the effect our dual class structure may have on the market price of our common shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our common shares, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices, including FTSE Russell and S&P Dow Jones which impacted indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under any such announced policies or future policies, the dual class structure of our shares could make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our common shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our common shares less attractive to other investors. As a result, the market price of our common shares could be adversely affected. It is unclear what additional effects such policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included or may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors or otherwise increase the volatility of the price of our common shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” For example, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified directors.

As a foreign private issuer and as permitted by the Nasdaq listing requirements, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

The Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq listing exchange requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements though we intend to have an audit committee comprising of three independent directors. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. However, we may consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We have identified material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In connection with the audits of our financial statements for the years ended December 31, 2018 and 2019, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weaknesses specifically resulted from (i) insufficient segregation of duties related to the posting of manual journal entries and (ii) the lack of documented evidence for management review controls related to projected financial information used in non-recurring valuations and non-routine transactions.

We have insufficient segregation of duty related to the posting of manual journal entries. Additionally, where an independent review does occur, there is insufficient evidence to justify the operation of the control. These control failures are a result of resource constraints which result in inadequate staffing within the finance function to support sufficient segregation of duties and insufficient risk assessment procedures.

We lack documented evidence of review for management review controls related to projected financial information used in non-recurring valuations and non-routine transactions although reviews were performed by various levels of management. This lack of documented review is a result of controls that are not designed at a sufficient level of detail.

Although we have plans to add appropriate levels of staffing in the future, these material weaknesses have not been remediated as of the time of this prospectus.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of Sarbanes Oxley. In light of the material weaknesses that were identified in connection with the audits of our financial statements described above, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes Oxley, additional material weaknesses may have been identified.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                 .

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common shares. As a result, capital appreciation in the price of our common shares, if any, will be your only potential source of gain on an investment in our common shares.

The terms of the senior secured loan between one of our subsidiaries, LumiraDx Investment Ltd., and Kennedy Lewis and certain other lenders, preclude us from paying cash dividends to our shareholders without the consent of the relevant lenders. Furthermore, while the unsecured loan with BMGF is outstanding, we have agreed that we will not pay certain distributions, dividends or undertake returns of capital, without the prior consent of the BMGF.

New investors in our common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding common shares immediately after this offering. Based on an assumed initial public offering price of $            per common share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2019, if you purchase our common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of $            per common share in pro forma net tangible book value. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

We also have approximately            outstanding share options to purchase ordinary shares with exercise prices that are below the assumed initial public offering price of the common shares and are exercisable to the extent vested upon this offering completing. In addition, there are 16,528 common shares issuable upon exercise of warrants issued under a warrant instrument dated July 1, 2020. The company has outstanding share purchase warrants for the purchase of up to 15,351 ordinary shares. These warrants are comprised of (i) warrants to purchase 13,067 ordinary shares at a fixed price of $611.63 per ordinary share; and (ii) warrants to purchase 2,284 ordinary shares at a fixed price of $1,459.89 per ordinary share. To the extent these options and warrants are exercised this will increase the number of ordinary shares in issue which can in due course be convertible to common shares and are therefore dilutive.

Shareholders will not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of common shares.

Prior to the completion of this offering, our shareholders have authorized the directors to issue common shares or grant rights to subscribe for common shares up to our authorized share capital from time to time. Our Amended and Restated Articles do not include any preemptive rights to entitle a shareholder to participate in any further issuances of common shares. This could cause existing shareholders to experience substantial dilution of their interest in us.

If equity or industry research analysts publish negative evaluations of our Company, including a downgrade of the price target of our common shares, the price of our common shares could decline. The trading market for our common shares relies in part on the research and reports that equity and industry research analysts publish about us or our business. We do not control these analysts. If one or more of the analysts covering our business downgrade their evaluations of our common shares, the price of our common shares could decline. If one or more of these analysts cease to cover our common shares, we could lose visibility in the market for our common shares, which in turn could cause our common shares price to decline.

If we were classified as a “passive foreign investment company” for U.S. federal income tax purposes, or a PFIC, U.S. holders of our common shares would be subject to adverse U.S. federal income tax consequences.

In general, we will be a PFIC for any taxable year in which either: (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains, rents, and royalties, other than rents or royalties derived in the active conduct of a trade or business); or (ii) at least 50% of the quarterly average value of the gross assets held by us during such taxable year produce, or are held for the production of, passive income. For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own at least 25% of the value of the subsidiary’s stock.

Based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, no assurances regarding our PFIC status can be provided for the current taxable year or any future taxable years. The determination of whether we are a PFIC for any taxable year is a fact-intensive determination that can only be made after the end of each year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which will generally be determined in part by reference to the market price of our common shares, which may fluctuate considerably). The composition of our income and assets will also be affected by the amount of cash that we raise in this offering and any future offerings or other financing transactions. Because the value of our goodwill will generally be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our common shares declines significantly while we hold a substantial amount of cash and financial investments. We also could become a PFIC if we do not generate sufficient income from our business in any taxable year (including our current taxable year) relative to the amount of passive income that we generate in such taxable year. In addition, the application of the PFIC rules is subject to some uncertainties and the proper characterization of certain items of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. We express no belief regarding our PFIC status with respect to any U.S. holder that acquired equity interests (or options or other rights to acquire equity interests) in us prior to this offering.

If we were classified as a PFIC, a “U.S. holder” (as defined under “Certain U.S. Federal Income Tax Considerations” in this prospectus) of our common shares would be subject to adverse U.S. federal income tax consequences, including increased tax liability. In addition, for each year during which we were classified as a PFIC, a U.S. holder of our common shares would generally be required to file IRS Form 8621 with such U.S. holder’s U.S. federal income tax return to report certain information concerning its ownership of our common stock. Each U.S. holder of our common shares should consult its own tax advisor regarding the PFIC rules and should read the discussion under “Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” in this prospectus.

U.S. holders that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes, or a CFC, if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. We do not believe that we would be classified as a CFC at the time of this offering, although CFC status is determined after taking into account complex constructive ownership rules and, accordingly, there can be no assurance in this regard. However, certain of our subsidiaries are classified as CFCs (as a result of the application of certain constructive ownership rules which treat our U.S. subsidiaries as owning the equity of those subsidiaries), and it is possible that we may be classified as a CFC in the future. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power or value of all of classes of our equity interests (including equity interests attributable to deemed exercise of options and convertible debt instruments), or a 10% U.S. equityholder, would generally be subject to current U.S. federal income taxation on a portion of our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and our earnings and profits (if we were classified as a CFC), regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our common shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we were classified as a CFC) and substantial penalties may be imposed for noncompliance. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Changes in taxation legislation or practice may adversely affect the company and its group and the tax treatment for holders of common shares.

Any change in taxation legislation or practice in the United Kingdom or other jurisdictions to which the company and its group has exposure could adversely affect the value of the company and/or affect the post-tax returns to holders of common shares. Statements in this prospectus concerning the taxation of the company and taxation of holders of common shares are based upon current tax law and published practice any aspect of which is, in principle, subject to change that could adversely affect the company and its group and/or the taxation of holders of common shares, and which may have an adverse effect on the market value of the common shares.

There have been significant recent changes both made and proposed to international tax laws that increase the complexity, burden and cost of tax compliance for all multinational groups. The Organization for Economic Co-operation and Development, or OECD, is continuously considering recommendations for changes to existing tax laws. We expect to continue to monitor these and other developments in international tax law which may adversely affect the company and its group and after-tax returns to holders of common shares.

In particular, the tax risks to the company and its group and to holders of common shares may be affected by the OECD’s Action Plan on Base Erosion and Profit Shifting, or the BEPS Action Plan. The aim of the BEPS Action Plan is that jurisdictions should change their domestic tax laws and introduce additional or amended provisions in double taxation treaties. Examples of possible outcomes of the BEPS Action Plan could be that the ability of entities such as the company and members of its group to benefit from reliefs under double taxation treaties, or to obtain tax deductions for finance costs, could be adversely affected, potentially increasing the effective tax rate of the group. The development of the BEPS Action Plan is ongoing and may take different forms. Although final reports on all action points were published on October 5, 2015, in many areas work continues on aspects of the recommendations, so the full detail is not yet resolved, and it is unclear whether, when, how and to what extent certain jurisdictions will decide to adopt those recommendations and different jurisdictions may implement any such recommendations in different ways. On July 12, 2016, the European Council formally adopted a directive containing a package of measures to combat tax avoidance, or ATAD. The scope of ATAD was amended and widened by a further directive formally adopted by the European Council on May 29, 2017, or ATAD 2. The implementation of ATAD and/or ATAD 2, which (among other initiatives) requires implementation of certain recommendations of the BEPS Action Plan within the European Union, may adversely affect the company and its group.

In addition, further work is currently being undertaken by the OECD on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights, or Pillar One, and a system ensuring a minimum level of tax for multinational enterprises, or Pillar Two, which may result in additional adverse tax consequences for the company and its group.

The Cayman Islands is listed on the European Union’s official list of non-cooperative jurisdictions for tax purposes.

In February 2020, the Cayman Islands was added to the European Union’s official list of non-cooperative jurisdictions for tax purposes, commonly referred to as the “EU blacklist.” It is unclear how long this designation will remain in place (or whether it may remain in place permanently) and what ramifications, if any, the designation will have for the company and its group or for EU investors in Cayman incorporated companies, such as the company.

We expect the company and LumiraDx Group Limited to operate so as to be treated solely as a resident of the U.K. for tax purposes, but changes to our management and organizational structure and/or to the tax residency laws of other jurisdictions where we operate may cause the relevant tax authorities to treat the company as also being a resident of another jurisdiction for tax purposes.

Under current U.K. tax law, if the location of a company’s central management and control is in the U.K., or if a company is incorporated in the U.K., it is regarded as resident for tax purposes in the U.K. unless (i) it is concurrently treated as resident for tax purposes in another jurisdiction (applying the rules of that other jurisdiction for determining tax residency) that has a double tax treaty with the U.K. and (ii) there is a residency tie-breaker provision in that tax treaty which allocates tax residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that the company and LumiraDx Group Limited (and the other U.K. incorporated companies in the group) should be regarded as tax resident solely in the U.K. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, as well as future changes in the tax residency laws of other jurisdictions where we operate, there can be no assurance regarding the determination of the tax residence of such companies in the future.

Should any such company be treated as resident in a jurisdiction other than the U.K. it could be subject to taxation in that jurisdiction and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

We are a Cayman Islands company. Because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have fewer shareholder rights than they would have under U.S. law.

Our corporate affairs are governed by our then current memorandum and articles of association (as may be amended from time to time), the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, as a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of our then current memorandum and articles of association. Under our Amended and Restated Articles, our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by shareholders, but are not obliged to make them available to shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as shareholders of a U.S. company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

We expect to conduct a significant portion of our operations outside the United States through our subsidiaries. The majority of our directors and executive officers reside outside the United States and a majority of the group’s assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Anti-takeover provisions in our Amended and Restated Articles may discourage, delay or prevent a change in control.

Some provisions in our Amended and Restated Articles, may discourage, delay or prevent a change in control of our company or management that holders of our common shares may consider unfavorable, including, among other things, the following:

∎

provisions that permit our board of directors by resolution to issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations and limitations of any class of preferred shares could operate to the disadvantage of the outstanding ordinary or common shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers;

∎

our shareholders may not take action by written consent, but may only take action at annual or extraordinary meetings of our shareholders. As a result, a holder controlling a majority of our share capital would not be able to amend our Amended and Restated Articles or remove directors without holding a meeting of our shareholders called in accordance with our Amended and Restated Articles. Our Amended and Restated Articles will further provide that special meetings of our shareholders may be called only by shareholders holding not less than one-third of the voting rights who are entitled to vote at general meetings. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our Amended and Restated Articles will provide no other right to put any proposals before annual general meetings or extraordinary general meeting. These provisions might delay the ability of our shareholders to force consideration of a proposal or for shareholders controlling a majority of our share capital to take any action, including the removal of directors;

∎

our board of directors is classified into three classes of directors (being the Founder Directors, the Class I directors and the Class II directors). A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors”. Shareholders may only remove the Class I directors and Class II directors for cause by way of passing a special resolution; and

∎

each of our co-founders are directors of the company and cannot be removed from the board absent the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. This provision would prevent shareholders from removing any of the co-founders from their respective positions on the board.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association and have been provided for in the Amended and Restated Articles, subject to the restrictions described therein. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice of any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the company. To the extent that shareholders hold in aggregate less than one-third of the outstanding voting shares in the company, they cannot (a) call general meetings or annual general meetings; and (b) include matters for consideration at shareholder meetings requiring the approval of a special resolution or are matters relating to the election, appointment, removal of directors or the size of the board of directors.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, for a period of 20 years from the date of grant of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our Company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Material Income Tax Considerations—Cayman Islands Taxation.”

There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments.

Our tax treatment is dependent, among other things, on the jurisdiction of our residence, including the residence of our subsidiaries, for tax purposes. We are a Cayman Islands exempted company with limited liability, resident in U.K. for tax purposes. We attempt to manage our business such that each of our subsidiaries is resident for tax purposes solely in its jurisdiction of incorporation, and does not unintentionally create a taxable permanent establishment or other taxable presence in any other jurisdiction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains express or implied forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to our management as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

∎	our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;

∎

our expectations regarding the size of the POC market for our Platform, the size of the various addressable markets for certain of our tests and our ability to penetrate such markets by driving the conversion of healthcare providers’ testing needs onto our Platform;

∎

our commercialization strategy, including our plans to initially focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks;

∎	our belief that we will be able to drive commercialization of our Platform through the launch of our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests;

∎	the willingness of healthcare providers to use a POC system over central lab systems and the rate of adoption of our Platform by healthcare providers and other users;

∎	the scalability and commercial viability of our manufacturing methods and processes especially in light of the anticipated demand for our Platform;

∎	our ability to source suitable raw materials and components for the manufacture of our Instrument and test strips in a timely fashion;

∎	our ability to maintain our current relationships, or enter into new relationships, with diagnostics or R&D companies, third party manufacturers and commercial distribution collaborators;

∎	our ability to effectively manage our anticipated growth;

∎	our ability to rapidly develop and commercialize diagnostics tests that are accurate and cost-effective;

∎

the timing, progress and results of our diagnostics tests, including statements regarding launch plans, commercialization plans and prospectus for such tests, all which may be delayed by or halted due to a number of factors, including the impact of the COVID-19 pandemic;

∎	the timing, scope or likelihood of regulatory submissions, filings, approvals or clearances;

∎	the pricing, coverage and reimbursement of our Instrument and tests, if approved;

∎	our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations;

∎

our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

∎	developments and projections relating to our competitors and our industry;

∎	our expectations related to the use of proceeds from this offering;

∎	our ability to develop effective internal controls over financial reporting as we transition to become a publicly-traded company;

∎	our ability to attract and retain qualified employees and key personnel;

∎	the effects of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business or operations;

∎	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;

∎	the future trading price of our common shares and impact of securities analysts’ reports on these prices; and

∎	other risks and uncertainties, including those listed in the section titled “Risk Factors”.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys and filings of public companies in our industry. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Certain information included in this prospectus concerning our industry, including our total addressable market, the volume of tests and the shift of tests from the central lab to the POC are based on our good faith estimates derived from management’s knowledge of the industry and other information currently available to us. While we believe that our internal assumptions and estimates, and the information we obtain from third-parties, are reasonable and reliable, no independent source has verified such assumptions, estimates or information. As such, these assumptions, estimates and information may prove to be inaccurate.

The industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these estimates. Due to the inherent uncertainties described above, potential investors are cautioned not to place undue emphasis on market and industry data in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us in this offering will be approximately $                million, or $                million if the underwriters exercise their option to purchase additional common shares in full, after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us, based on an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of common shares offered would increase (decrease) the net proceeds to us from this offering by $                million, assuming the assumed initial public offering price remains the same.

We expect to use the net proceeds from this offering in the following way:

∎	approximately $ million to expand our manufacturing capacity with additional manufacturing systems and facilities;

∎	approximately $ million to expand our commercial operations, including hiring of personnel for direct sales, customer support and marketing capabilities;

∎	approximately $ million to pursue new lines of business, including allergy, toxicology, fertility, veterinary and in-patient hospital testing;

∎	approximately $ million to fund other growth initiatives, including our overall infrastructure and acquisitions of diagnostic distribution businesses for rapid geographical expansion; and

∎	any remainder to fund our other current and future research and business development activities, general and administrative expenses, working capital and other general corporate purposes.

Our expected use of the net proceeds from this offering reflects our intentions based upon on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. If the demand on our manufacturing capacity or expansion of our commercial operations exceeds our plans or requires more time or resources than we currently anticipate, we may allocate additional proceeds from this offering, together with cash flows from our operations and our existing cash and cash equivalents, to fund such expansion. We do not expect to use the net proceeds from this offering to develop any individual test. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets. We cannot predict with certainty all of the particular uses for the net proceeds from this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our current plans, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents and cash flows from our operations, will be sufficient to enable us to fund our operations and capital expenditure requirements for at least the foreseeable future (being the next 24 months). We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Pending our use of proceeds from this offering, we plan to invest these net proceeds in a variety of capital preservation instruments, including short-term, interest bearing obligations and investment-grade instruments. We cannot predict whether such investments will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our ordinary shares, and we do not anticipate declaring or paying any cash dividends on our common shares or ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the commercialization of our products and expansion of our business. See the section titled “Risk Factors—We do not anticipate paying any cash dividends in the foreseeable future ”.

We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and such subsidiaries may be restricted in their ability to pay dividends or distributions, or make other transfers to us. In addition, the terms of the senior secured loan between one of our subsidiaries, LumiraDx Investment Ltd., Kennedy Lewis and certain other lenders, preclude us from paying cash dividends to our shareholders without the consent of the relevant lenders. Furthermore, while the unsecured loan with BMGF is outstanding, we have agreed that we will not pay certain distributions, dividends or undertake returns of capital, without the prior consent of the BMGF.

However, if we do pay a cash dividend on our common shares or ordinary shares in the future, we may only pay such dividend out of our profits available for distribution or (subject to applicable solvency requirements) share premium or contributed surplus under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our co-founders will be able to influence our dividend policy. The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of our Amended and Restated Articles.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020 on:

∎	an actual basis;

∎	on a pro forma basis to give effect to:

∎	the issuance of 212,718 ordinary shares upon the conversion of the preferred shares;

∎	the issuance of 41,797 common shares upon the conversion of the 5% notes; and

∎	the issuance of common shares upon the conversion of the 10% notes; and

∎	on a pro forma as adjusted basis to give further effect to the issuance and sale of common shares in this offering.

The pro forma as adjusted calculations assume an initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information presented below is illustrative only and our capitalization following this offering will change based on the actual initial public offering price, other terms of this offering determined at pricing and any accrued dividends on our preferred shares as of the closing date of this offering. Cash and cash equivalents are not components of our total capitalization. You should read this information together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in the sections titled “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands, except share and per share data)
Cash and cash equivalents	$47,013

Series A 8% cumulative convertible preferred shares, $0.001 par value; 250,000 shares authorized, 212,718 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	263,205

Senior secured loans	37,785

Unsecured loan	18,000

Convertible debt	57,256

Equity:
Ordinary shares, $0.001 par value; 5,000,000 shares authorized, 373,652 shares issued and outstanding, actual; 5,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	152,691
Common shares, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding, actual; 5,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	—
Foreign currency translation reserve	15,632
Other reserves	66,883
Accumulated deficit	(475,018)

Total equity attributable to equity holders of the parent	(239,812)
Non-controlling interests	(438)

Total equity	(240,250)

Total capitalization	$135,996

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per common share.

The number of common shares and ordinary shares outstanding in the table above does not include:

∎	155,986 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2020 with a weighted average exercise price of $623.90 per ordinary share;

∎	13,067 ordinary shares issuable upon exercise of the 2016 warrants at an exercise price of $611.63 per ordinary share;

∎	2,284 ordinary shares issuable upon exercise of the 2019 warrants at an exercise price of $1,459.89 per ordinary share;

∎	16,528 common shares issuable upon exercise of the 2020 warrants at an exercise price of $1,793.38 per common share; and

∎	common shares reserved for future issuance under our 2020 Incentive Plan, which will become effective on the completion of this offering.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per common share in this offering and the pro forma as adjusted net tangible book value per common share after this offering. As of June 30, 2020, we had a historical net tangible book value of $(282.2) million, or $(755.27) per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding on June 30, 2020.

After giving effect to (i) the conversion of all outstanding preferred shares into an aggregate of 212,718 ordinary shares upon the completion of this offering; (ii) the issuance of 41,797 common shares upon the conversion of the 5% notes, (iii) the issuance of                 common shares upon the conversion of the 10% notes and (iv) the sale of                common shares in this offering at an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2020 would have been $                per common share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per common share to new investors and immediate dilution of $                per common share to new investors. The following table illustrates this dilution to new investors purchasing common shares in this offering:

Assumed initial public offering price per common share		$
Historical net tangible book deficit per common share as of June 30, 2020	$(755.27)
Increase per common share attributable to the pro forma adjustments described above	—

Pro forma net tangible book value per share as of June 30, 2020	(755.27)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common shares in this offering

Pro forma as adjusted net tangible book value per common share after this offering

Dilution per share to new investors purchasing common shares in this offering		$

The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $                per common share, and would increase (decrease) dilution to new investors by $                per share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of common shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $                per common share, and would increase (decrease) dilution to new investors by $                per common share, based on the assumed initial public offering price per common share.

If the underwriters exercise their option to purchase additional common shares in full, the pro forma as adjusted net tangible book value per common share would be $                , the increase in net tangible book value per common share to existing shareholders would be $                 and the immediate dilution in net tangible book value per common share to new investors in this offering would be $                , assuming an initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions ad estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis giving effect to (i) the conversion of all preferred shares into an aggregate of 212,718 ordinary shares upon the completion of this offering; (ii) the issuance of 41,797 common shares upon the conversion of the 5% notes, (iii) the issuance of up to                  common shares

upon the conversion of the 10% notes and (iii) the sale of                common shares in this offering at an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the differences between the existing shareholders and the new investors in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per common share, based on an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing shareholders			%	$		%	$
New investors purchasing common shares in this offering							$

Total		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per common share, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                percentage points, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                  percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                percentage points, assuming no change in the assumed initial public offering price per common share.

If the underwriters exercise their option to purchase additional common shares in full, the percentage of shares held by existing shareholders will decrease to                % of the total number of shares outstanding after this offering, and the number of shares held by new investors will be increased to                , or    % of the total number of shares outstanding after this offering.

The table and discussion above exclude:

∎	155,986 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2020 with a weighted average exercise price of $623.90 per ordinary share;

∎	13,067 ordinary shares issuable upon exercise of the 2016 warrants at an exercise price of $611.63 per ordinary share;

∎	2,284 ordinary shares issuable upon exercise of the 2019 warrants at an exercise price of $1,459.89 per ordinary share;

∎	16,528 common shares issuable upon exercise of the 2020 warrants at an exercise price of $1,793.38 per common share; and

∎	common shares reserved for future issuance under our 2020 Incentive Plan, which will become effective prior to the completion of this offering.

To the extent that common shares are issued under our outstanding warrants or options are issued under our existing plans, or we issue additional ordinary shares or common shares in the future, there will be further dilution to our existing shareholders and investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data as of the dates and for the periods indicated. We derived the selected consolidated statement of profit and loss and comprehensive income data for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, and the selected consolidated statement of financial position data as of December 31, 2018 and 2019 and as of June 30, 2019 and 2020 from our audited consolidated financial statements and unaudited interim financial statements, as applicable, included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Consolidated Statement of Profit and Loss and Comprehensive Income
Revenue:
Products	$17,719	$19,802	$8,873	$10,630
Services	4,838	3,340	2,276	2,320
Software	2,829	—	—	—

Total revenue	25,386	23,142	11,149	12,950
Cost of sales:
Products	(9,592)	(12,469)	(5,379)	(6,518)
Services	(4,265)	(1,853)	(977)	(943)
Software	(737)	—	—	—

Total cost of sales	(14,594)	(14,322)	(6,356)	(7,461)

Gross profit	10,792	8,820	4,793	5,489
Operating expenses:
Research and development expenses	(66,708)	(86,546)	(40,796)	(51,924)
Selling, marketing and administrative expenses	(33,365)	(37,294)	(16,736)	(18,087)

Total operating expense	(100,073)	(123,840)	(57,532)	(70,011)

Loss from operations	(89,281)	(115,020)	(52,379	(64,522)

Finance income (expense):
Finance income	875	11,705	504	510
Finance expense	(38,901)	(39,335)	(21,244)	(47,626)

Total finance expense, net	(38,026)	(27,630)	(20,740)	(47,116)
Loss before provision for income taxes	(127,307)	(142,650)	(73,479)	(111,638)
Benefit from income taxes	12,098	9,541	4,684	4,670

Net loss	$(115,209)	$(133,109)	$(68,795)	(106,968)

Loss attributable to non-controlling interest	(55)	(302)	(72)	(249)

Net loss attributable to equity holders of parent—basic and diluted	$(115,154)	$(132,807)	$(68,723)	$(106,719)

Net loss per share attributable to equity holders of parent—basic and diluted	$(305.80)	$(356.59)	$(184.78)	$(286.28)

Weighted-average number of ordinary shares used in loss per share—basic and diluted	376,563	372,431	371,908	373,652

Pro forma net loss per share attributable to ordinary shares—basic and diluted (1)

Pro forma weighted average ordinary shares outstanding—basic and diluted

(1)

This pro forma as adjusted information presented above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. The unaudited pro forma as adjusted information data gives effect to the issuance and sale of common shares in this offering by us at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” Each $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total equity by $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total equity by $ million, assuming the assumed initial public offering price per common share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

Overview

We are a next generation POC diagnostic company because we address the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, a broad menu of tests on a single instrument, and a low cost of ownership. We are focused on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, thereby enabling more informed medical decisions to improve health outcomes while lowering costs. We have developed and launched our Platform, which is an integrated system comprised of a small, versatile Instrument, precise, low-cost microfluidic test strips, and seamless, secure digital connectivity. Our proprietary Platform is designed to simplify, scale down, and integrate multiple testing methodologies onto a single instrument, enabling a broad menu of tests with lab-comparable performance at a low cost and with results generally in 10 minutes or less from sample to result. With our Platform, our goal is to address the key challenges faced by healthcare providers in providing efficient and cost-effective patient care in a community setting.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, there are no existing high performance POC alternatives. Our initial commercial tests and those under development are designed to address unmet diagnostic needs in the fields of infectious disease, cardiovascular disease, diabetes, and coagulation disorders. To date, we have developed and launched two diagnostic tests for use with our Instrument: our SARS-CoV-2 antigen test commercially available under EUA and CE Mark and our INR test, which is commercially available under a CE Mark. We also received an EUA for our molecular lab reagent kit, LumiraDx SARS-CoV-2 RNA STAR, and we recently commenced sales.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we have developed our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests for use in community-based healthcare settings. Our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests have demonstrated highly accurate results within minutes on our Instrument. We have obtained an EUA and a CE Mark for our SARS-CoV-2 antigen test and we have commenced commercial sales of our SARS-CoV-2 antigen test in Europe and the U.S. to customers, including NHS and CVS. Our SARS-CoV-2 antigen test has been authorized by FDA under an EUA only for the qualitative detection of SARS-CoV-2 nucleocapsid protein and has not been authorized for use to detect any other viruses or pathogens. In addition, the CE Mark process is a self-certification process where we self-declare as a manufacturer that we have checked the product meets European Union safety, health or environmental requirements. Our SARS-CoV-2 antigen test has not been cleared or approved by FDA or any other regulatory body. We plan to submit an EUA request and obtain CE Mark for our SARS-CoV-2 antibody test.

In laboratory and clinical studies, our SARS-CoV-2 antigen test demonstrated a very low Limit of Detection, or LOD, of 32 TCID50 per mL and high sensitivity and specificity within a detection time of 12 days from onset of symptoms and delivered results within 12 minutes or less. We seek to have the first and only commercially available platform that can perform both SARS-CoV-2 antigen and SARS-CoV-2 antibody tests on a single instrument and in minutes. We believe the superior performance over a wide detection time has the potential to greatly improve the diagnosis of COVID-19 infection and infectivity, enable large-scale population monitoring and facilitate management of the COVID-19 pandemic.

We currently have a pipeline of more than 30 tests in various stages of development for community-based healthcare settings and plan to launch 10 tests in the next two years, subject to successful development and regulatory approval or clearance. Our key tests under development include: Flu A/B + SARS-CoV-2 antigen and Flu A/B + Respiratory Syncytial Virus (RSV) for respiratory infectious disease; D-Dimer for cardiovascular disease and coagulation disorders; high sensitivity troponin I for cardiovascular disease; C-Reactive Protein (CRP) for infectious disease; and glycated hemoglobin (HbA1c) for diabetes. We have also entered into R&D collaborations with well-established diagnostic companies that have market-leading assays and capabilities in specific conditions to further accelerate the expansion of the test menu for our Platform. Additionally, our R&D team is focused on continuous enhancement of our disruptive technologies.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. As such, we currently have direct sales and marketing operations in 16 countries, including the U.S., most Western European countries, Japan, South Africa, Colombia and Brazil, and over time plan to further expand to the largest in vitro diagnostic, or IVD, markets, including China, India and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

As of August 31, 2020, we have 89 employees focused on sales and marketing located in 16 countries and plan to open additional sales offices to further expand our presence globally. We have direct sales operations in the U.S., most major European countries, Japan, South Africa, Colombia and Brazil.

We manufacture our test strips on highly automated, manufacturing equipment designed specifically to meet high volume demand at a low cost. All of our test strips are manufactured on a common platform using a high volume, web-based manufacturing process that allows the production of multiple test strip sizes and designs. Utilizing a common platform allows us to leverage volume and have efficient manufacturing costs and provides flexibility to respond more rapidly to changing market demands across our product portfolio.

We have raised $597.8 million through the issuance of debt and equity securities and from our partners since inception. We have primarily deployed this capital to develop and commercialize our Platform and build manufacturing capabilities and a commercial organization that have the potential to deliver on our aspiration to be the global leader in POC diagnostics.

Factors Affecting Our Performance

We believe there are several important factors that have impacted and that we expect will impact or will continue to impact our financial performance and results of operations, including:

∎

COVID-19 test commercialization. We believe that our ability to launch POC COVID-19 tests during the pandemic will allow us to achieve significant revenue growth, establish strong brand awareness and acceptance, and build an installed base of Instruments. The ability of healthcare providers and public health officials to have access to rapid and accurate COVID-19 tests is a key component to fighting the pandemic. Any delays in commercialization of our COVID-19 tests or decreases in the market demand for COVID-19 testing could adversely impact our operations and financial results.

∎

Increase the installed base of our Instruments. Our Instrument runs a variety of diagnostic testing technologies utilizing our disposable test strips. We initially intend to focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks. We believe the successful large scale deployment of an installed base of Instruments will provide revenue growth in both the near term and the long term through consumption of our current and future assays. We expect our installed base of Instruments to continue to grow as we increase penetration in our existing markets, expand into new markets and add new assays.

∎

Commercialization of our current and future assays. We believe that delivering a broad menu of diagnostic tests for community-based healthcare on a single Platform is critical to transforming the POC market. We plan to launch ten tests in the next two years, subject to regulatory authorization or clearance. We have a growing pipeline of tests and panels for cardiovascular disease, infectious disease, diabetes, and coagulation disorders, designed to deliver lab-comparable performance. We believe that successful execution of this global market-driven menu strategy will lead to wide adoption of our Platform and high utilization of our diagnostic tests. Any delays in commercialization of our assays or decreases in the expected market demand for our assays could adversely impact our operations and financial results.

∎

Highly automated, cost efficient manufacturing process. Our proprietary microfluidic test strip is capable of accommodating all of our currently contemplated POC assays within a single design architecture. We manufacture our test strips on highly automated manufacturing equipment designed and manufactured specifically to meet high volume demand at a low cost. We believe the automated manufacturing process of our test strips provides an industry leading cost position. In order to meet the anticipated demand for our Platform, we will need to continue to add manufacturing capacity. This will require continued investments, including the purchase of manufacturing equipment, the lease or purchase of new facilities, leasehold and building improvements to our existing and future facilities, and hiring of new personnel.

∎

Investment in regulatory approvals and clinical trials. We will incur increased costs to conduct clinical trials and to obtain regulatory approvals or clearances as we commercialize our products across global markets. Clinical trials demonstrating the acceptable performance of our products may be required in order to obtain regulatory approvals or clearances. Additional regulatory approvals or clearances will impact our ability to sell both our Instruments and test strips in various geographies. Any delays in regulatory approvals or clearances of our tests or a lack of strong clinical trial evidence for the performance of our tests could adversely impact our operations and financial results.

∎

Investment in global expansion. We intend to continue to expand the availability of our Platform on a global basis. We intend to establish subsidiaries in additional countries, where appropriate, and hire additional resources in sales, marketing and administration in order to develop the market for our products, engage in sales activities and establish other commercial capabilities to serve the needs our customers. If our investment in our global expansion does not generate expected revenue growth, then our operations and financial results could be adversely impacted.

While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section titled “Risk Factors” for more information.

Components of Results of Operations

Revenue

We expect to derive substantially all our revenue from sales of our Platform, which includes sales of our Instrument, test strips and other related products and services. Such sales may have multiple performance obligations under IFRS 15 Revenue from Contracts with Customers, or IFRS 15; therefore, we may recognize revenue associated with a single sale of our Platform both at a point in time and over time. We likely will recognize revenue from the initial sale of the Instrument, test strips and other related products separate from the sale of our connectivity solutions and other services under IFRS 15.

Our Platform will also be made available to customers under operating lease arrangements. Revenue from operating leases are recognized on a straight-line basis over the term or, when lease revenue is entirely variable and subject to subsequent reagent sales, as the performance obligation to deliver reagents is satisfied.

We allocate revenue between products and services based on the relative standalone selling price of each performance obligation.

Products. During 2018, 2019 and 2020 to date, our instrument and consumable revenue was primarily generated by the resale and distribution of third party medical diagnostic products not related to our Platform. These revenues relate to sales organizations whose operations were acquired by us in anticipation of distributing our proprietary products.

We expect to derive substantially all of our future product revenue from the sale of our Instrument, test strips and other related products. We sell or lease our products directly to users, including healthcare systems, government organizations, national pharmacy chains, diagnostic labs, hospitals and other healthcare providers. In addition, we sell the Instrument, test strips and other related products through wholesalers and distributors. We sell, place free of charge and rent Instruments to customers depending on the needs of the customer and market profile.

Services. We expect to derive substantially all our service revenue from revenue allocated from the sale of our Platform to our connectivity solutions, such as Connect Manager and EHR Connect. These services allow customers to manage their Instruments and to analyze diagnostic data, provide decision support tools and enforce quality control policies. During 2018 and 2019, we did not recognize any service revenue related to sales of our Platform, and in 2020 to date, less than 1% of our service revenue was derived from sales of our Platform. During 2018, 2019 and 2020 to date, the majority of our service revenue related to maintenance on software licenses, access to hosted cloud offerings, training, support and other services related to products.

Software. Software revenue recognized in 2018 was from a single contract related to a business acquired in 2015. The acquisition was made to obtain intellectual property and a skilled workforce to further develop our Platform. Since completing the acquisition, we fulfilled existing contractual obligations for acquired customers but do not expect to generate software revenue in the future related to the acquired business.

We intend to seek, in the near term, regulatory approval or clearances for multiple diagnostic assays on our Platform. Assuming we receive regulatory approvals or clearances, we expect the revenue from sales of our Instrument, test strips and other related products and services to increase significantly.

Costs of Sales and Operating Expenses

Cost of sales. Cost of sales will generally consist of the cost of (i) materials and direct labor, including bonus and benefits, (ii) equipment and infrastructure expenses associated with manufacturing and packaging our Platform products, (iii) third party products, (iv) warehousing, handling and shipping costs and (v) the provision of software support and services. Equipment and infrastructure expenses include maintenance and depreciation of manufacturing equipment, facilities costs and amortization of leasehold improvements and of acquired technology.

We expect cost of sales to generally increase in line with the increase in the number of Platforms we sell.

Research and development expense. Research and development expense consists of costs incurred to develop our Platform, and includes salaries and benefits, equipment and supplies used in research and development laboratory work, infrastructure expenses, including allocated facility occupancy and information technology costs, contract services, clinical trials and other outside costs, and costs to develop our technology and add additional assays to our Platform. Research and development costs are expensed as incurred.

We expect that our research and development expenses will continue to increase as we continue to develop additional assays for our Platform and conduct our ongoing and new clinical trials. These expenses may fluctuate from period to period due to the timing and extent of these expenses incurred within a period.

Selling, marketing and administrative expense. Our selling, marketing and administrative expenses are expensed as incurred and include costs associated with our sales organization, including our direct sales force and sales management, client services, marketing, executive, accounting and finance, legal and human resources functions. These expenses consist primarily of salaries, commissions, bonuses, employee benefits, travel and stock-based compensation, as well as marketing and educational activities and allocated overhead expenses.

We expect our selling, marketing and administrative expenses to increase as we expand our sales force and increase our marketing activities to drive adoption of our Platform. We also expect that our administrative expenses will continue to increase as we increase our headcount and as we incur costs associated with operating as a public company after this offering, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations. While we expect these costs to increase in absolute dollars, we expect them to decrease as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Finance Income

Finance income consists of interest earned on our cash and cash equivalents and net foreign currency exchange gains. Our interest income has not been significant to date, but we expect it to increase as we invest surplus cash from this offering in short term, fixed income investments until those proceeds are fully deployed. Net foreign currency exchange gains relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in British pound sterling. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Finance Expense

Finance expense consists primarily of cash and non-cash interest on debt obligations, dividends on our preferred shares and net foreign currency exchange losses. Interest expense includes cash interest expense on outstanding debt, as well as non-cash accretion of debt issuance costs and debt proceeds classified as equity under IFRS. Dividends on the preferred shares accrue cumulatively at an 8% annual rate. All our outstanding preferred shares will be automatically converted into common shares upon completion of this offering and will not result in cash settlement of the accrued dividends. Net foreign currency exchange losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in U.K. pound sterling. We expect our finance expense to continue to fluctuate as we manage our debt obligations, including the conversion of convertible debt as part of this offering, and due to changes in foreign currency exchange rates.

Benefit from Income Taxes

Benefit from income taxes is primarily related to a U.K. tax credit on qualifying research and development expenses. We expect the tax credit to increase in line with the increase in research and development expenses provided we continue to be eligible.

Results of Operations

The following table sets forth the significant components of our results of operations for the periods presented.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Consolidated Statement of Profit and Loss and Comprehensive Income
Revenue:
Products	$17,719	$19,802	$8,873	$10,630
Services	4,838	3,340	2,276	2,320
Software	2,829	—	—	—

Total revenue	25,386	23,142	11,149	12,950
Cost of sales:
Products	(9,592)	(12,469)	(5,379)	(6,518)
Services	(4,265)	(1,853)	(977)	(943)
Software	(737)	—	—	—

Total cost of sales	(14,594)	(14,322)	(6,356)	(7,461)

Gross profit	10,792	8,820	4,793	5,489
Operating expenses:
Research and development expenses	(66,708)	(86,546)	(40,796)	(51,924)
Selling, marketing and administrative expenses	(33,365)	(37,294)	(16,736	(18,087)

Total operating expense	(100,073)	(123,840)	(57,532)	(70,011)

Loss from operations	(89,281)	(115,020)	(52,739)	(64,522)

Finance income (expense):
Finance income	875	11,705	504	510
Finance expense	(38,901)	(39,335)	(21,244)	(47,626)

Total finance expense, net	(38,026)	(27,630)	(20,740)	(47,116)
Loss before provision for income taxes	(127,307)	(142,650)	(73,479)	(111,638)
Benefit from income taxes	12,098	9,541	4,684	4,670

Net loss	$(115,209)	$(133,109)	$(68,795)	$(106,968)

Comparison of the years ended December 31, 2018 and 2019

Revenue

Products

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Products	$17,719	$19,802	$2,083	11.8%

Product revenue was $17.7 million for the year ended December 31, 2018 compared to $19.8 million for the year ended December 31, 2019, an increase of $2.1 million, or 11.8%. The increase in products revenue was due to the full year impact of our acquisition of Biomedical Services S.r.l., or BMS, a distributor of diagnostic instruments and consumables in Italy in March 2018 and increasing revenue in our other distribution businesses. During the years ended December 31, 2018 and 2019, revenue from Platform sales was $0 and $0.2 million, respectively. The remainder of product sales was from the resale and distribution of third party medical diagnostic products. During the years ended December 31, 2018 and 2019, revenue from lease arrangements was $0.9 and $1.0 million, respectively.

Services

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Services	$4,838	$3,340	$(1,498)	(31.0)%

Service revenue was $4.8 million for the year ended December 31, 2018 compared to $3.3 million for the year ended December 31, 2019, a decrease of $1.5 million, or 31.0%. Service revenue was related to acquired businesses. The decrease was due to customer contracts that expired during 2018 and 2019 and were not renewed. During the years ended December 31, 2018 and 2019 we did not have any service revenue from Platform sales.

Software

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Software	$2,829	$—	$(2,829)	(100)%

Software revenue was $2.8 million for the year ended December 31, 2018 compared to $0 for the year ended December 31, 2019, a decrease of $2.8 million, or 100%. Revenue in software was related to acquired businesses. The decrease was due to revenue recognized upon the completion of development of a custom software development contract. No such contract terms existed in 2019.

Cost of sales

Products

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Products	$(9,592)	$(12,469)	$(2,877)	30.0%

Cost of sales for products was $9.6 million for the year ended December 31, 2018 compared to $12.5 million for the year ended December 31, 2019, an increase of $2.9 million, or 30.0%. The increase in cost of sales associated with our product sales was driven by increased revenue in our distribution businesses, including the full year impact of our acquisition of BMS in March 2018, and a $0.8 million write down of inventory to net realizable value.

Services

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Services	$(4,265)	$(1,853)	$2,412	(56.6)%

Cost of sales for services was $4.3 million for the year ended December 31, 2018 compared to $1.9 million for the year ended December 31, 2019, a decrease of $2.4 million, or 56.6%. The decrease was due to customer contracts that expired during 2018 and 2019 and were not renewed.

Software

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Software	$(737)	$—	$737	(100.0)%

Cost of sales for software was $0.7 million for the year ended December 31, 2018 compared to $0 for the year ended December 31, 2019, a decrease of $0.7 million, or 100%. The decrease was due to completion of development of a custom software development contract. No such contract terms existed in 2019.

Operating Expenses

R&D Expenses

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
R&D expenses	$(66,708)	$(86,546)	$(19,838)	29.7%

R&D expenses were $66.7 million for the year ended December 31, 2018 compared to $86.5 million for the year ended December 31, 2019, an increase of $19.8 million, or 29.7%. The increase in research and development expenses was primarily due to an increase of $10.1 million in personnel-related costs due to increased hiring of R&D personnel, an increase of $2.3 million in facilities and depreciation expense as we expanded our research and development headcount, an increase of $1.7 million due to increased use of third-party research and development partners to support the development of additional assays for our Platform, an increase of $1.7 million in costs associated with the development and testing of our Instrument, an increase of $1.0 million in clinical trial costs on new assays and an increase of $3.0 million of supplies, laboratory equipment and other expenses.

Selling, Marketing and Administrative Expenses

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Selling, marketing and administrative expenses	$(33,365)	$(37,294)	$(3,929)	11.8%

Selling, marketing and administrative expenses were $33.4 million for the year ended December 31, 2018 compared to $37.3 million for the year ended December 31, 2019, an increase of $3.9 million, or 11.8%. The increase was primarily due to an increase of $0.4 million in personnel-related costs as we expanded our sales and marketing headcount to support our growth and a net $2.4 million gain associated with 2018 fair value adjustments related to an acquisition. In 2018, we determined that in a prior acquisition, no contingent consideration would be paid out resulting in a gain of $3.6 million and certain intangible assets acquired in that same acquisition were deemed impaired resulting in a charge of $1.2 million.

Finance Expense, Net

Finance Income

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Finance income	$875	$11,705	$10,830	1237.7%

Finance income was $0.9 million for the year ended December 31, 2018 compared to $11.7 million for the year ended December 31, 2019, an increase of $10.8 million, or 1,237.7%. The increase was primarily due to an increase in interest income of $1.6 million in connection with interest earned on our cash equivalents and $9.7 million of foreign exchange gains arising from transactions and asset and liability balances denominated in currencies other than the U.S. dollar.

Finance Expense

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Finance expense	$(38,901)	$(39,335)	$(434)	1.1%

Finance expense was $38.9 million for the year ended December 31, 2018 compared to $39.3 million for the year ended December 31, 2019, an increase of $0.4 million, or 1.1%. This increase was primarily due to an increase of $16.5 million in accrued dividends associated with our preferred shares issued in July 2018, partially offset by a decrease of $10.1 million in foreign exchange losses arising from transactions and asset and liability balances denominated in currencies other than the U.S. dollar, a net decrease of $5.4 million associated with the prepayments of our 12% unsecured subordinated loan notes, or our 12% notes, in 2018 and our 11.5% senior secured loan notes, or our 11.5% loan notes, in 2019. In 2018, we prepaid the 12% notes and agreed to pay the full interest due on the 12% notes through to the original maturity date of February 2019. The amount of interest from the repayment date to the original maturity date was recorded as loan modification costs totaling $1.5 million. In addition, during 2018 we recorded a loss on extinguishment of debt of $4.4 million. In September 2019, we agreed to settle our 11.5% loan notes prior to maturity and recorded a loss on extinguishment related to the unamortized debt discount balance of $0.5 million.

Credit from Income Taxes

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$	%
	(in thousands)
Credit from income taxes	$12,098	$9,541	$(2,557)	(21.1)%

Credit from income taxes was $12.1 million for the year ended December 31, 2018 compared to $9.5 million for the year ended December 31, 2019, a decrease of $2.6 million, or 21.1%. Credit from income taxes is primarily related to a U.K. tax credit on qualifying research and development expenses. The decrease in tax credit for the year ended December 31, 2019 is primarily attributable to $2.6 million and $3.0 million recorded in 2018 related the finalization of our 2016 and 2017 tax filings, respectively, partially offset by a $2.4 million increase in the current year tax credit due to the increase in research and development expenses for the year.

Comparison of the six months ended June 30, 2019 and 2020

Revenue

Products

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Products	$8,873	$10,630	$1,757	19.8%

Product revenue was $8.9 million for the six months ended June 30, 2019 compared to $10.6 million for the six months ended June 30, 2020, an increase of $1.8 million, or 19.8%. The increase was due to increasing revenue in our distribution business, primarily driven by a $1.1 million increase in our Brazilian distribution business mainly resulting from the distribution of third-party COVID test products. During the six months ended June 30, 2019 and 2020, revenue from Platform sales were $0 and $0.3 million, respectively. The remainder of product sales were from the resale and distribution of third party medical diagnostic products. During the six months ended June 30, 2019 and 2020, revenue from lease arrangements were $0.5 and $0.4 million, respectively.

Services

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Services	$2,276	$2,320	$44	1.9%

Service revenue was $2.3 million for the six months ended June 30, 2019 compared to $2.3 million for the six months ended June 30, 2020, an increase of $44 thousand, or 1.9%. Service revenue relates to historical acquired businesses. The increase was due to an increase in revenue related to hosted cloud offerings. During the six months ended June 30, 2019 and 2020 we had $0 and $10 thousand (less than 1% of total service revenue) from Platform sales, respectively.

Cost of sales

Products

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Products	$(5,379)	$(6,518)	$(1,139)	21.2%

Cost of sales for products was $5.4 million for the six months ended June 30, 2019 compared to $6.5 million for the six months ended June 30, 2020, an increase of $1.1 million, or 21.2%. The increase in cost of sales for products corresponds to the increased revenue in our distribution business discussed above.

Services

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Services	$(977)	$(943)	$34	3.5%

Cost of sales for services was $1.0 million for the six months ended June 30, 2019 compared to $0.9 million for the six months ended June 30, 2020, a decrease of $34 thousand, or 3.5%. The decrease was due to the timing of expenses to support our service offerings.

Operating Expenses

R&D Expenses

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
R&D expenses	$(40,796)	$(51,924)	$(11,128)	27.3%

R&D expenses were $40.8 million for the six months ended June 30, 2019 compared to $51.9 million for the six months ended June 30, 2020, an increase of $11.1 million, or 27.3%. The increase in R&D expenses was primarily due to an increase of $2.3 million in personnel-related costs due to increased hiring of R&D personnel, an increase of $2.7 million in costs associated with the development and testing of our Instrument, an increase of $1.7 million in clinical trial costs on new assays and an increase of $6.5 million of supplies, laboratory equipment and other expenses. The increase was partially offset by a decrease of $3.3 million due to decreased use of third-party research and development partners.

Selling, Marketing and Administrative Expenses

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Selling, marketing and administrative expenses	$(16,736)	$(18,087)	$(1,351)	8.1%

Selling, marketing and administrative expenses were $16.7 million for the six months ended June 30, 2019 compared to $18.1 million for the six months ended June 30, 2020, an increase of $1.4 million, or 8.1%. The increase was primarily due to an increase of $1.1 million in personnel-related costs as we expanded our sales and marketing headcount, and $0.3 million related to professional fees to support our growth.

Finance Expense, Net

Finance Income

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Finance income	$504	$510	$6	1.2%

Finance income was $0.5 million for the six months ended June 30, 2019 compared to $0.5 million for the six months ended June 30, 2020, an increase of $6 thousand, or 1.2%. The increase was primarily due to an increase in interest income in connection with interest earned on our cash equivalents.

Finance Expense

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Finance expense	$(21,244)	$(47,626)	$(26,382)	124.2%

Finance expense was $21.2 million for the six months ended June 30, 2019 compared to $47.6 million for the six months ended June 30, 2020, an increase of $26.4 million, or 124.2%. The increase was primarily due to an increase of $24.4 million in foreign exchange losses and $2.0 million in cash interest expense related to our Convertible Notes and Senior Secured Loans issued in the second half of 2019. Included in foreign exchange loss is $20,785 and $1,724 for the six months ended June 30, 2020 and 2019, respectively, related to intercompany loans between subsidiaries. The remainder of foreign exchange losses arise from transactions and asset and liability balances denominated in currencies other than the U.S. dollar.

Credit from Income Taxes

	SIX MONTHS ENDED JUNE 30,		CHANGE
	2019	2020	$	%
	(in thousands)
Credit from income taxes	$4,684	$4,670	$(14)	(0)%

Credit from income taxes was $4.7 million for the six months ended June 30, 2019 compared to $4.7 million for the six months ended June 30, 2020, a decrease of $14 thousand, or 0%. The Credit from income taxes is primarily related to the U.K. R&D tax credit on qualifying research and development expenses. The decrease in tax credit for the six months ended June 30, 2020 is primarily attributable to the increase in R&D expenses offset by $0.8 million of credits in the six months ended June 30, 2019 related to prior periods.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and negative cash flows from operations. At December 31, 2019, we had an accumulated deficit of $369.9 million. We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to expand our sales organization, increase our marketing efforts to drive market adoption of our Platform, and invest in the development of new product offerings from our research and development activities. If demand for our Platform increases, we anticipate that our capital expenditure requirements will also increase in order to build additional capacity to meet this demand. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters; maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

The timing and amount of our cost of sales and operating expenditures will depend largely on:

∎	the cost of purchasing materials to manufacture our products and to maintain sufficient inventory to meet demand;

∎	the cost of expanding our manufacturing capacity;

∎	the cost of expanding sales, marketing and distribution capabilities in new and existing sales regions in which we may receive marketing approval;

∎	the scope and results of our current and planned research and development activities;

∎	the outcome, timing and cost of meeting regulatory requirements to commercialize our products in global markets;

∎

the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights covering our product candidates, including any such patent claims and intellectual property rights that we have licensed under our existing license agreements;

∎

our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our Platform and its components;

∎	the terms of our existing research and development and commercialization arrangements with third parties;

∎

our ability to establish and maintain additional such arrangements on favorable terms and whether and to what extent we retain development or commercialization responsibilities under any new licensing, collaboration, partnership or similar arrangement;

∎	our need and ability to hire additional management, scientific, medical, accounting and financial reporting and other personnel to scale our company;

∎	the costs to operate as a public company, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for our business;

∎	market acceptance of our product; and

∎	the effect of competing technological and market developments, including other products that may compete with our Platform.

Through June 30, 2020, we have funded our operations primarily from the issuance of equity securities, convertible preferred stock, convertible notes and debt securities, as well as from revenue from sales of our existing products and services. We have raised $597.8 million through the issuance of debt and equity securities and from our partners since inception.

In September 2019, we entered into a senior secured term loan and security agreement, or the senior secured loan, with Kennedy Lewis Investment Management and certain other lenders, or the lenders, including Petrichor Opportunities Fund I LP. We have borrowed $40.0 million under the senior secured loan and the senior secured loan provides for up to a further $50.0 million to be borrowed, subject to certain conditions being met, which we may not achieve. In addition, the senior secured loan provides for a prepayment penalty of 9.0% of the outstanding principal during the first 24 months from original issuance.

Year-to-date in 2020, we secured commitments from investors in our 10% notes totaling $148.9 million. In July 2020, we called and received $74.3 million from investors. The remaining $74.6 million of commitments are available for drawdown by October 31, 2020 as of the date of this prospectus. Due to the terms of the senior secured loan with Kennedy Lewis Investment Management, our ability to drawdown the remaining commitments requires either a repayment of such senior secured loan, a waiver from the lenders or the conversion of previously issued convertible loan notes into equity. The lenders may not be willing to grant a waiver and our convertible loan note holders may not be willing to convert their loan notes into our equity securities.

We have partnered with BMGF to help them achieve certain key objectives and have received a total of $46 million in support from them through a combination of equity, grants and loans. Our $8.0 million grant agreement with BMGF requires us to return any funds not utilized on qualifying expenses by December 31, 2020. Due to the company’s dedication of resources to respond to the COVID-19 pandemic, the company and BMGF have discussed, but have not reached a signed agreement for, an extension of the grant period to October 31, 2021. As of June 30, 2020, we had available $7.1 million in grant funds that had not been utilized.

As of June 30, 2020, we had cash and cash equivalents of $47.0 million. Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operations and capital expenditure requirements for the foreseeable future. To the extent revenue from our Platform grows, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements. The forecast of our capital requirements is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

If our available cash balances and anticipated cash flow from operations, combined with net proceeds of $74.3 million from the issuance of our 10% notes and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek additional capital.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through the proceeds of this offering and, as needed, additional equity and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,

	2018	2019	2019	2020
	(in thousands)
Net cash used in operating activities	$(79,455)	$(91,755)	$(42,395)	$(57,895)
Net cash used in investing activities	(12,799)	(11,308)	(7,542)	(26,557)
Net cash provided by/(used in) financing activities	250,823	70,701	(6,955)	(5,163)
Net increase (decrease) in cash and cash equivalents	$158,569	$(32,362)	$(56,892)	$(89,615)

Operating Activities

During the year ended December 31, 2018, operating activities used $79.5 million of cash, primarily resulting from our net loss of $115.2 million, excluding $33.0 million in non-cash charges and offset by $2.8 million provided by changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2018 consisted of a $1.2 million increase in trade payables and other liabilities and a $1.8 million decrease in trade and other receivables, partially offset by a $0.2 million increase in inventories. The increase in trade payable and other liabilities was primarily due to increases in our research and development expenses and selling, general and administrative expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The decrease in trade receivables and other receivables is due to a decrease in revenue as well as timing of collections from customers. The increase in inventory is due to an increase in revenue as well as timing of sales and shipments to customers.

During the year ended December 31, 2019, operating activities used $91.8 million of cash, primarily resulting from our net loss of $133.1 million, excluding $30.0 million provided by non-cash charges and offset by $11.3 million provided by changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted of a $13.3 million increase in trade payables and other liabilities and a $6.4 million decrease in trade and other receivables, partially offset by a $8.4 million increase in inventories. The increase in trade payable and other liabilities was primarily due to increases in our research and development expenses and selling, general and administrative expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The decrease in trade receivables and other receivables is due to a decrease in revenue as well as timing of collections from customers. The increase in inventory is a result of building inventory of our Platform products in anticipation of future sales.

During the six months ended June 30, 2019, operating activities used $42.4 million of cash, primarily resulting from our net loss of $68.8 million and $4.6 million provided by changes in our operating assets and liabilities, excluding $21.8 million provided by non-cash charges. Net cash used in changes in our operating assets and liabilities for the six months ended June 30, 2019 consisted of $8.9 million provided by trade and other receivables, partially offset by $2 million used in inventories and $2.3 million used in trade payables and other liabilities. The cash used in inventory is a result of building inventory of our Platform products in anticipation of future sales. The cash used in trade payables and other liabilities was primarily due to the $2.3 million settlement of contingent consideration from an acquisition. The cash provided by trade and other receivables is primarily the result of the receipt of the research and development tax credit upon the filing of our tax return.

During the six months ended June 30, 2020, operating activities used $58.0 million of cash, primarily resulting from our net loss of $107.0 million and $0.8 million provided by changes in our operating assets and liabilities, excluding $48.3 million provided by non-cash charges. Net cash used in changes in our operating assets and liabilities for the six months ended June 30, 2020 consisted of $11.3 million used in inventories, offset by

$5.9 million provided by trade and other receivables and a $6.1 million provided from trade payables and other liabilities. The cash used in inventory is a result of building inventory of our Platform products in anticipation of future sales. The cash provided by trade payables and other liabilities was primarily due to increases in our inventory noted above as well as increases in research and development expenses due to the growth in our business. The cash provided by trade and other receivables is primarily the result of the receipt of the research and development tax credit upon the filing of our refund.

Investing Activities

During the year ended December 31, 2018, net cash used in investing activities was $12.8 million, primarily consisting of $8.4 million in purchases of property, plant and equipment and $4.4 million in cash paid for business acquisitions, net of cash received. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables. The cash paid for business acquisitions related to our BMS acquisition.

During the year ended December 31, 2019, net cash used in investing activities was $11.3 million, primarily consisting of $10.6 million in purchases of property, plant and equipment, $0.6 million in cash paid for business acquisitions, net of cash received and $0.1 million in purchases of intangible assets. Purchases of property, plant and equipment were primarily related to our continued investment in facilities and equipment to support the production of our Platform consumables. The cash paid for business acquisitions related to our purchase of SureSensors Ltd, a specialty industrial printer.

During the six months ended June 30, 2019, net cash used in investing activities was $7.5 million, primarily consisting of $7.4 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to our investment in facilities and equipment to support the production of our Platform consumables.

During the six months ended June 30, 2020, net cash used in investing activities was $26.6 million, primarily consisting of $26.5 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to our continued investment in facilities and equipment to support the production of our Platform consumables.

Financing Activities

During the year ended December 31, 2018, net cash provided by financing activities was $250.8 million, primarily consisting of net proceeds of $225.1 million from the issuance of our preferred shares and net proceeds of $37.9 million from the issuance of the 12% notes, partially offset by $9.0 million in net interest payments and $3.2 million in repayments on the 12% notes.

During the year ended December 31, 2019, net cash provided by financing activities was $70.7 million, primarily consisting of net proceeds of $71.9 million from our issuance of 5% notes, net proceeds of $37.8 million of our senior secured loan and $18.0 million from our unsecured loan, partially offset by debt payments of $32.0 million for our 2016 notes, $15.0 million for our senior secured notes and $2.0 million for a $4.0 million loan note, or the acquisition note, issued as part of our acquisition of certain business assets of a technology business, $3.7 million of net interest payments, $2.0 million in share repurchases and $1.9 million of lease liability payments.

During the six months ended June 30, 2019, net cash used in financing activities was $7.0 million, primarily consisting of debt payments of $2 million for our acquisition notes and $0.2 million for our financing loans, cash paid for the $2 million repurchase of shares, interest of $1.9 million on our outstanding debt and $0.9 million of payments of the principal portion of our lease obligations.

During the six months ended June 30, 2020, net cash used in financing activities was $5.2 million, primarily consisting of cash paid for interest of $3.9 million on our outstanding debt and $1.1 million of payments of the principal portion of our lease obligations.

Indebtedness

10% Secured Fixed Rate Loan Notes

In October 2016, we issued an aggregate of $32.0 million secured fixed rate loan notes, or the 2016 notes, in a private placement. The 2016 notes were secured generally by all of our assets. The 2016 notes were repayable in October 2019 and carried a base interest rate of 10% compounded daily, paid quarterly. In conjunction with the issuance of the 2016 notes we also issued the lender warrants to purchase 13,067 ordinary shares at an exercise price of $611.63 per ordinary share. In October 2019, we settled the balance of the 2016 notes with a payment on maturity of $32.0 million. The 2016 warrants will convert into 13,067 ordinary shares upon the completion of this offering.

Acquisition Note

In 2016, we issued a $4.0 million acquisition, or the acquisition note, as part of our acquisition of certain assets of a technology business. The acquisition note was secured by the registered intellectual property of the business acquired by us. In October 2018, the lender converted $1.0 million of the outstanding principal balance of the acquisition note into ordinary shares in accordance with the terms of the note. In April 2019, the lender converted an additional $1.0 million of the outstanding principal balance into ordinary shares in accordance with the terms of the acquisition note. The remaining balance of the acquisition note was settled in cash in March 2019.

Senior Secured Notes

In February 2017, LumiraDx Investment Limited, one of our subsidiaries, issued an aggregate of $15.0 million of senior secured notes, or the senior secured notes. The senior secured notes were secured generally by all of our assets and were senior to the 10% notes. The senior secured notes were repayable in February 2022 and carried a base interest rate of the sum of (i) the greater of (a) LIBOR, or (b) 1%, and (ii) 7.75%. In September 2019, LumiraDx Investment Limited agreed to settle in cash the senior secured notes.

12% Unsecured Subordinated Loan Notes

In February 2018, we issued a call notice to a group of investors that had accepted our offer to subscribe to up to $76.7 million of our 12% unsecured subordinated loan notes, or the 12% notes. The offer permitted us to call a portion of the 12% notes to be funded during 2018. In February 2018, we issued a call notice for $38.3 million to be funded by the subscribing investors with a maturity date in February 2019. As part of the offer, we agreed to issue 15,461 ordinary shares and to pay $0.8 million in cash as a commitment fee to the investors for their acceptance of the offer.

In August 2018, we received approval from noteholders to prepay the 12% notes. We agreed to pay the full interest due on the 12% notes through to the original maturity date. We converted $35.4 million of principal and $4.3 million of interest into 31,164 preferred shares. Additionally, we paid $2.9 million of principal and $0.4 million of interest in cash to noteholders that elected not to convert the 12% notes into preferred shares.

Unsecured Loan

In October 2019, we issued an unsecured loan in the amount of $18.0 million to a tax-exempt private foundation, or the unsecured loan. The terms of the loan include restrictions on the use of the proceeds for specific programs and commitments to provide access to our future products to support the foundation’s charitable purposes. The unsecured loan matures in October 2024 and carries an interest rate of 2% per annum payable in quarterly installments.

11.5% Loan Notes

In September 2019, LumiraDx Investment Limited, our subsidiary, issued senior secured loans in the amount of $40.0 million with an interest rate of 11.5% per annum payable in quarterly installments, or the 11.5% loan notes. The 11.5% loan notes are secured generally by all of our assets and mature in September 2023. Under the terms of the 11.5% loan notes, we can draw two additional loan tranches in the amount of $25.0 million each upon the achievement of certain commercial milestones. In conjunction with the 11.5% loan notes, we also issued the lenders 2,284 warrants to purchase ordinary shares at an exercise price of $1,459.89 per ordinary share.

The 11.5% loan notes contain various covenants that limit our ability to engage in specified types of transactions, including to (i) sell, transfer, lease or dispose of certain assets; (ii) encumber or permit liens on certain assets; (iii) incur certain indebtedness; (iv) make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our common shares; and (v) enter into certain transactions with affiliates. A breach of any of the covenants could result in a default under the 11.5% loan notes. Upon the occurrence of an event of default under the 11.5% loan notes, the lender could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lender could proceed against the collateral granted to them to secure such indebtedness.

5% Convertible Notes

In October and December 2019, we issued an aggregate of $75.2 million 5% unsecured subordinated convertible loan notes, or the 5% notes. The 5% notes have a five-year maturity from their date of issuance and carry an interest rate of 5% per annum, paid semi-annually. The 5% notes will automatically convert into common shares upon the completion of this offering in accordance with their terms.

10% Convertible Notes

From July 2020 to                     , we issued $                 10% unsecured subordinated convertible loan notes, or the 10% notes. The 10% notes are due 360 days from the relevant date of issuance and accrue interest at 10% payable at the same time as repayment of the principal (unless the 10% notes are converted in accordance with their terms). The 10% notes will automatically convert into common shares upon the completion of this offering in accordance with their terms.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations as of December 31, 2019, which represents contractually committed future obligations:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Debt obligations (1)	$153,491	$9,202	$18,114	$126,175	$—
Lease commitments (2)	$4,007	$1,954	$1,800	$253	$—
Capital commitments (3)	$5,570	$5,570	$—	$—	$—

Total	$163,068	$16,726	$19,914	$126,428	$—

(1)	Amounts in the table reflect the contractually required principal and interest payable as of December 31, 2019 pursuant to outstanding borrowings under the unsecured loan with an interest rate of 2.0%, senior secured loans with an interest rate of 11.5%, convertible notes with an interest rate of 5.0% and instrument financing loans with interest rates between 1.7% and 2.6%.

(2)	Amounts in the table reflect minimum payments due for our leases of office and manufacturing space under operating leases that expire between January 2020 and March 2024.

(3)	Amounts in the table reflect amounts due on manufacturing equipment purchases.

Since December 31, 2019, we have called and received $74.3 million of our 2020 Convertible Notes. As of August 3, 2020, we have capital commitments of $12.7 million for manufacturing equipment and purchase commitments of $34.5 million for inventory. There have been no other material changes to our contractual obligations and commitments.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue is generated primarily from the sale of diagnostic products, including instruments and consumables. Our services revenue includes the maintenance on software licenses, access to hosted cloud offerings and training, support and other services related to our diagnostic products. In 2018, our revenue also included limited amounts of software from an acquired business and not related to our Platform.

Revenue from the sale or lease of goods and services rendered are recognized when a promise in a customer contract (“performance obligation”) has been satisfied by transferring control of the promised goods and services to the customer. Control of a promised good or service refers to the ability to direct the use of, and to obtain substantially all of the remaining benefits from, those goods or services. Control is usually transferred upon shipment or upon receipt of goods by the customer, or as services are rendered, in accordance with the delivery and acceptance terms agreed with the customers. The amount of revenue to be recognized (“transaction price”) is based on the consideration we expect to receive in exchange for our goods and services, excluding amounts collected on behalf of third parties such as value added taxes or other taxes directly linked to sales. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

The determination of the standalone selling price requires judgment. Our determination of the standalone selling price for each performance obligation varies based on the geography and customer type. Generally, the standalone selling prices are based on observable prices. When observable prices are not available, the standalone selling price for products and services and for determination of amounts allocated for lease consideration in contracts with customers is based on a cost-plus margin approach.

Instruments may be sold together with other goods such as test strips, reagents and other consumables as well as services under a single contract or under several contracts that are combined for revenue recognition purposes. Revenue is recognized upon satisfaction of each of the performance obligations in the contract.

Our software revenue is comprised of fees charged to customers for licenses to on-premise software products with revenue recognized at the point in time that the software has been delivered. The standalone selling price for software is estimated using the residual method. In 2018, our software revenue primarily related to one contract for custom software development where control of the software was transferred during the year on completion of development and delivery of the solution to the customer. No such contract existed in 2019.

Significant Judgments and Estimates

Our sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once or on contract completion, or spread over the term of a longer performance obligation.

In the accounting for contracts that contain promises to deliver more than one good or service, we have to determine how to allocate the total transaction price to the performance obligations of the contract. We allocate the total transaction price of a customer contract to the distinct performance obligations under the contract based on their standalone selling prices. The best evidence of this is an observable price from standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service and to estimate the standalone selling price for the software using residual method.

Nonrecurring valuations

Our nonrecurring valuations are primarily associated with (i) the application of acquisition accounting and (ii) impairment assessments, both of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to expected future cash flows, and discount rates, and remaining useful lives of long-lived assets. To assist us in making these fair value determinations, we may engage third party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or credit that we report. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments. For additional information, see Notes 11 and 22 to our consolidated financial statements for the years ended December 31, 2018 and December 31, 2019.

We regularly review whether changes to estimated useful lives are required in order to accurately reflect the economic use of our intangible assets with finite lives.

Share-Based Payments

We operate equity-settled, share-based compensation plans under which we receive services or other consideration from employees and other unrelated parties for our equity instruments. The fair value of the services and consideration received in exchange for the grant of options is recognized as an expense and as a component of equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The fair value of the share options was determined using a Black-Scholes valuation model. No performance conditions were included in the fair value calculations.

Fair Value of Share Options

We estimate the fair value of each award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, the risk-free rate, expected life and the dividend yield. For expected volatility, we have made reference to historical volatility of several comparable companies in the same industry. The expected life is based on the longer of each tranche’s respective weighted-average vesting term or the expected term to a liquidity event. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	2018	2019	2020
Grant date fair value ($)	611.628 to 989.49	1,016.18 to 1,134.25	1,634.31 to 2,384.39
Exercise price ($)	611.628 to 1,269.283	1,269.283 to 1,793.38	1,793.38 to 2,386.85
Volatility	45 - 50%	40 - 45%	40%
Dividend yield	—	—	—
Expected life of option (years)	2.25 - 2.50	2.5 - 2.75	1.0 - 2.5
Annual risk free interest rate	2.08 - 2.91%	1.8 - 2.6%	0.2 -1.6%

Total fair value of options granted	$4,691	$2,930	$1,697

These assumptions represent our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

Fair Value of Ordinary Shares

We are required to estimate the fair value of the ordinary shares underlying our options when performing the fair value calculations with the Black-Scholes option pricing model. Therefore, our board of directors has estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice

Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the industry, trends within the industry, the results of operations, financial position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event such as an initial public offering, or IPO.

The valuations of our ordinary shares were prepared using an option pricing method, or OPM, and a probability-weighted expected return method, or PWERM. The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the company, assuming various outcomes. The ordinary shares’ value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each share class. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The OPM treats ordinary shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the ordinary shares is then applied to arrive at an estimate of value for the ordinary shares.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares as of each grant date, including:

∎	the prices at which we issued our ordinary and preferred shares and the superior rights and preferences of our preferred shares relative to our ordinary shares at the time of each grant;

∎	the progress of our research and development programs;

∎	our stage of development and our business strategy;

∎	external market conditions affecting our industry and trends within the industry;

∎	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

∎	the lack of an active public market for our ordinary shares and our preferred shares;

∎	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions; and

∎	the analysis of IPOs and the market performance of similar companies in our industry.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our ordinary shares and our share-based payment expense could be materially different.

Once a public trading market for our common shares, into which our ordinary shares are convertible, has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our ordinary shares.

Options Granted

The following table sets forth by grant date the number of ordinary shares subject to options granted from January 1, 2019 through December 31, 2019, the per share exercise price of the options, the per share fair value of our ordinary shares on each grant date, and the per share estimated fair value of the options:

GRANT DATE	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	PER SHARE EXERCISE PRICE OF OPTIONS	PER SHARE FAIR VALUE OF COMMON SHARES ON GRANT DATE	PER SHARE ESTIMATED FAIR VALUE OF OPTIONS
January 17, 2019	3,342	$1,269.283	$1,016.18	$239.86
April 17, 2019	1,936	$1,269.283	$1,056.22	$247.76
July 6, 2019	1,700	$1,269.283	$1,088.57	$227.19
July 25, 2019	3,000	$1,269.283	$1,096.25	$232.00
October 17, 2019	3,475	$1,793.382	$1,134.25	$132.92
January 16, 2020	75	$1,793.382	$1,634.31	$373.24
January 27, 2020	200	$1,793.382	$1,685.24	$403.85
April 15, 2020	19	$2,386.853	$2,055.65	$285.54
May 18, 2020	6	$2,386.853	$2,203.81	$280.85
June 26, 2020	2,584	$2,386.853	$2,384.39	$594.80

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

∎

a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

∎

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

∎

an exemption from compliance with the requirement that the PCAOB has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Off-Balance Sheet Arrangements

As of December 31, 2018 and 2019, we have not had any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Interest Rate Risk

As of December 31, 2018 and 2019, we had a cash and cash equivalents balance of $171.3 million and $139.4 million, respectively, which comprise cash at bank and in-hand and deposits held at call with banks. We raise debt on a fixed-rate basis for notes in U.S. dollars. We manage risk to protect the net interest result while managing the overall cost of borrowing. A significant change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk. The majority of our sales and purchase transactions are denominated in either U.S. dollars or U.K. pound sterling and as such, we are exposed to exchange rate fluctuations between these and other currencies. The exchange risk is managed by maintaining bank accounts denominated in those currencies. During the years ended December 31, 2018 and 2019, we recognized a foreign currency transaction gain (loss) of $(10.1) million and $9.7 million, respectively. This gain (loss) primarily relates to unrealized and realized foreign currency exchange gains or losses as a result of transactions and asset and liability balances denominated in currencies other than the U.S. dollar. All foreign exchange gains and losses are presented within finance income and finance expense in the consolidated statement of profit and loss and comprehensive income for the years ended December 31, 2018 and 2019.

A 10% strengthening of the U.K. pound sterling against the U.S. dollar at December 31, 2019 would have had an impact of increasing the loss before tax for the period by $9.8 million on the basis that all other variables remain constant.

Credit Risk

Credit risk represents the risk of loss that we would incur if operators and counterparties fail to fulfil their credit obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset. For banks and financial institutions, we maintain accounts with major international banks with “A” ratings. Credit risk relating to accounts receivable balances are managed on a case-by-case basis. As of December 31, 2018 and 2019, we had trade receivables of $6.3 million and $6.3 million, respectively. New clients are analyzed before standard payment and delivery terms and conditions are offered. The credit quality of the customer is assessed by analyzing its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Management does not expect any losses from non-performance by these counterparties.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS

Summary

We are a next generation POC diagnostic company because we address the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, a broad menu of tests on a single instrument, and a low cost of ownership. We are focused on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, thereby enabling more informed medical decisions to improve health outcomes while lowering costs. We have developed and launched our Platform, which is an integrated system comprised of a small, versatile Instrument, precise, low-cost microfluidic test strips, and seamless, secure digital connectivity. Our proprietary Platform is designed to simplify, scale down, and integrate multiple testing methodologies onto a single instrument, enabling a broad menu of tests with lab-comparable performance at a low cost and with results generally in 10 minutes or less from sample to result. With our Platform, our goal is to address the key challenges faced by healthcare providers in providing efficient and cost-effective patient care in a community setting.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, there are no existing high performance POC alternatives. Our initial commercial test and those under development are designed to address unmet diagnostic needs in the fields of infectious disease, cardiovascular disease, diabetes, and coagulation disorders. To date, we have developed and launched two diagnostic tests for use with our Instrument: our SARS-CoV-2 antigen test, which is commercially available under EUA and under a CE Mark and our INR test commercially available under a CE Mark. We also received an EUA for our molecular lab reagent kit, LumiraDx SARS-CoV-2 RNA STAR, and we recently commenced sales.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we have developed our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests for use in community-based healthcare settings. Our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests have demonstrated highly accurate results within minutes on our Instrument. We have obtained an EUA and a CE Mark for our SARS-CoV-2 antigen test and we have commenced commercial sales of our SARS-CoV-2 antigen test in Europe and the U.S. to customers, including NHS and CVS. Our SARS-CoV-2 antigen test has been authorized by FDA under an EUA only for the qualitative detection of SARS-CoV-2 nucleocapsid protein and has not been authorized for use to detect any other viruses or pathogens. In addition, the CE Mark process is a self-certification process where we self-declare as a manufacturer that we have checked the product meets European Union safety, health or environmental requirements. Our SARS-CoV-2 antigen test has not been cleared or approved by FDA or any other regulatory body. We plan to submit an EUA request and obtain a CE Mark for our SARS-CoV-2 antibody test.

In laboratory and clinical studies, our SARS-CoV-2 antigen test demonstrated a very low LOD of 32 TCID50 per mL and high sensitivity and specificity within a detection window of 12 days from onset of symptoms and delivered results within 12 minutes or less. We seek to have the first and only commercially available platform that can perform both SARS-CoV-2 antigen and SARS-CoV-2 antibody tests on a single instrument and in minutes. We believe the superior performance over a wide detection time has the potential to greatly improve the diagnosis of COVID-19 infection and infectivity, enable large-scale population monitoring and facilitate management of the COVID-19 pandemic.

We currently have a pipeline of more than 30 tests in various stages of development for the community-based healthcare settings and plan to launch 10 tests in the next two years, subject to successful development and regulatory approval or clearance. Our key tests under development include: Flu A/B + SARS-CoV-2 antigen and Flu A/B + RSV for respiratory infectious disease; D-Dimer for cariovascular disease or coagulation disorders; high sensitivity troponin I for cardiovascular disease; CRP for infectious disease; and HbA1c for diabetes. Our tests are subject to extensive regulatory requirements and we may never obtain regulatory approval, authorization or clearance to market our tests in development. Any delays in commercialization of our tests or decreases in the expected market demand for our tests could adversely impact our operations and financial results. We have also entered into R&D collaborations with well-established diagnostic companies that have market-leading assays and capabilities in specific conditions to further accelerate the expansion of the test menu for our Platform. Additionally, our R&D team is focused on continuous enhancement of our disruptive technologies.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. As such, we currently have direct sales and marketing operations in 16 countries, including the U.S., most Western European countries, Japan, South Africa, Colombia and Brazil, and over time plan to further expand to the largest in vitro diagnostic, or IVD, markets, including China, India and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

Our Market Opportunity

Background

IVD tests are used to analyze patient samples to obtain information about a patient’s health status—to screen, diagnose or assess the risk of developing health issues as well as to select the appropriate therapy for a patient or monitor chronic disease patients. IVD testing is one of the most important tools for a healthcare provider to determine the needs of his or her patients and is primarily conducted in one of two locations—either (i) in a central, or “reference,” laboratory, or central lab, or (ii) at the POC, where the healthcare provider first meets with the patient and assesses the patient’s condition. According to Kalorama, a source of industry information, the global market for all IVD tests was $69.2 billion in 2019.

Central labs, which can be either hospital-based or independent, are designed to run a broad menu of accurate and cost-effective tests often in high-volume. Central labs do not generally obtain samples directly from patients, but instead rely on samples being sent to them from remote collection locations, such as a physician’s office or an urgent care center. Depending on the specific test, several hours to weeks may elapse between sample collection and results. Reporting delays have the potential to impact patient care especially in acute situations. Remote sample collection also increases cost, introduces the risk of error, sample spoilage or loss and creates other logistical complications.

POC tests have numerous advantages over tests performed at central labs. Test results are delivered more quickly than central lab tests since they are performed at or near the site of patient care. This allows for faster and more informed patient care decisions, patient counseling and triaging of patients. POC locations include hospital emergency departments as well as a range of other community-based healthcare settings, including physician offices, retail pharmacies, urgent care centers, community health clinics and non-traditional health care settings, which we refer to collectively as community-based healthcare settings.

POC Market Overview

We estimate that the POC market was $12 billion in 2019, growing to $17 billion over the next five years (excluding the market for COVID-19 testing). We believe that the growth rate in the POC market will be larger than the growth rate for the broader IVD testing market for the foreseeable future. Several key trends are contributing to the rapid growth of this market, each of which is driven by healthcare providers’ need for real-time diagnostic information that can be used to improve patient compliance and outcomes while lowering costs relative to hospital-based care.

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Shift towards community-based healthcare. Escalating healthcare costs are driving demand for innovative models and technologies that can lower the cost of care while improving outcomes. POC testing is one of the innovations that is enabling such a shift in care into community-based healthcare settings. These settings provide direct patient access and are more convenient and cost-effective alternatives to hospital emergency departments for nonemergency conditions. Uptake of POC testing in these settings is driven by healthcare providers’ need for real-time diagnostic information that can be applied to improve patient outcomes and compliance, while lowering costs relative to hospital-based care. With reimbursement increasingly based on effectiveness of care, POC testing has been an effective tool for objectively measuring improvements in outcomes particularly for chronic conditions such as diabetes and cardiovascular disease.

For example, POC HbA1c testing for diabetes patients at primary care settings enables healthcare providers to guide patient treatment decisions in real time. Similarly, POC flu testing at retail pharmacies allows for actionable results, including immediate access to adequate over-the-counter medicines.

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Improving health outcomes for patients. As general health awareness increases and the cost of healthcare rises, systems, employers and individuals are increasingly focused on prevention and monitoring in order to reduce their healthcare expenses. Thus, employers and systems providing, and individuals purchasing, health benefits are incentivized to better manage health and take steps to reduce the cost of benefits. For all these stakeholders, the greater focus on wellness, prevention and active management of chronic diseases is easier to realize in community-based healthcare settings rather than at the hospital. Furthermore, POC testing has become a useful tool for wellness screening and to support employer-driven diagnostics directly at the work place. For example, POC COVID-19 testing is a key tool for employers to safely and effectively re-open their workplaces.

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Improvements in POC testing technology. In certain testing areas, technological advancements have closed the quality gap between testing capabilities at central labs and POC locations, leading to higher confidence and greater adoption of POC testing. For example, the introduction of POC molecular tests for the flu and Strep A, as well as the quantitative HbA1c, have greatly increased diagnostic accuracy and therefore expanded the amount of testing at the POC. Additionally, POC testing in hospitals reduces overcrowding and length of stay and accelerates access to care, particularly when used for emergency room triage purposes.

Select POC Market Segments

POC testing is applicable across a wide range of medical conditions and the number of tests available at POC continues to expand. Currently, some of the most common conditions being diagnosed or managed with POC testing include infectious disease, cardiovascular disease, diabetes, and coagulation disorders. We are initially focused on these four areas.

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Infectious disease testing is used principally to screen, diagnose and monitor patients for a wide variety of pathogens, including viruses, bacteria and other contagious agents responsible for COVID-19, influenza, Strep A, HIV/AIDS, hepatitis B and C, syphilis, gonorrhea, malaria, dengue fever and others. We estimate that the global infectious disease POC market was $1.3 billion in 2019 growing to over $2.5 billion over the next five years (excluding the market for COVID-19 testing). We estimate that global COVID-19 testing volumes across molecular, antigen and antibody testing will be at 1.5 billion tests in 2021, resulting in a global market for test suppliers estimated at $21 billion, which estimates could be highly variable depending on the severity and length of the global pandemic. Growth of the global COVID-19 POC market is being driven by rapid increases in cases, additional governments and employers mandating testing in order to “re-open” the economy businesses lacking the availability of concrete data to determine what level of immunity is conferred by exposure to COVID-19, which will likely dictate multiple tests required per person, and potential extended development timelines for therapeutics and/or vaccines.

∎

Cardiovascular testing is used principally to diagnose, monitor and predict outcomes for a range of acute and chronic cardiovascular conditions such as myocardial infarction, congestive heart failure, and acute coronary syndrome. By coupling cardiac biomarkers such as troponin, CK-MB and myoglobin, with cholesterol testing and patient histories, healthcare providers have been moving toward the prevention of disease such as coronary thrombosis and stroke by accurately assessing risks. We estimate that the global cardiovascular POC market was approximately $1 billion in 2019, growing to nearly $1.4 billion over the next five years. Baseline growth is driven by demographic trends, such as an aging global population, as well as a continuing increase in obesity in many parts of the world. We believe there is an opportunity to further expand this market through advancements in technology that will bring tests principally performed at central labs to the POC. For example, tests for troponin, a critical marker for determining whether chest pain is caused by a heart attack or by other factors, is currently predominately performed in central labs.

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Diabetes testing is used principally for the diagnosis, prognosis and monitoring of diabetes as well as comorbidities such as obesity, hypertension, and hyperlipidemia and includes testing for glucose and HbA1c. We estimate that the global diabetes POC market was nearly $2.4 billion in 2019, growing to $3 billion over the next five years. Growth is being driven by demand for continuous glucose testing for critical care in intensive care units as well as increasing use of HbA1c tests in community-based healthcare settings to monitor how well patients are managing diabetes. We believe there is an opportunity to increase the percentage of HbA1c testing conducted at the POC with an accurate, affordable product. Additionally, given the high rate of comorbidities associated with diabetes, we believe there is an unmet need for POC glucose test panels that include companion tests, such as lipids, creatine and HbA1c.

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Coagulation testing is used principally to diagnose, monitor and predict the progression of disorders involving coagulation, such as deep vein thrombosis and pulmonary embolism, commonly known as blood clots, and hemophilia. Patients at risk of heart attacks might be prescribed anticoagulants (often called “blood thinners”) to prevent clots from forming. As with blood sugar levels, maintaining the right blood chemistry is critical to the health of these patients. We estimate that the global coagulation POC market was nearly $1 billion in 2019, growing to over $1.2 billion over the next five years. Growth is being driven by increasing use of two blood markers: INR, which is used principally to manage patients taking the anticoagulant warfarin, and D-Dimer, which is used to diagnose clotting disorders.

Limitations of Current POC Systems

Despite the trends towards community-based healthcare settings and related need for near patient testing, the promise of better outcomes and lower costs have not been fully realized. We believe that to achieve better health outcomes, healthcare providers require comprehensive diagnostic solutions that can provide fast, accurate test results at the POC, for a broad range of their testing needs all at reasonable cost. The traditional approach to POC test development—initially focusing on a specific medical condition and subsequently designing a test and instrument to deliver that specific application—has limited scalability and has resulted in a proliferation of instruments at the POC with the following major limitations:

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Poor clinical performance in areas of high clinical need. Many of the most common medical conditions diagnosed or managed in community-based healthcare settings require tests that involve complex methodologies to generate the accurate and reliable diagnostic information required for medical decisions. The complexity can range considerably by test depending on the sample type and the concentration and dynamic range of the desired analyte, and thus require many steps in the assay to achieve the desired performance specifications. For example, troponin assays that are used to rule out a potential heart attack require high sensitivity measurements of very low analyte concentrations seeing the importance of fast and immediate treatment decisions. These complexities have historically been difficult to overcome in benchtop POC systems in a timely manner. Therefore, community-based healthcare providers have sent such assays to central labs.

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Limited test menu. Most currently available POC systems have been designed for a specific application (e.g., molecular, blood-based immunoassay or respiratory immunoassay) and are not readily adapted to other areas. For many conditions, healthcare providers often require multiple parameters to make treatment decisions. For example, proper management of cardiovascular disease patients requires regular monitoring of natriuretic peptides, lipids, ALT/AST, creatinine, blood glucose, electrolytes and other markers. Currently a healthcare provider would require multiple instruments to obtain this information at the POC and instead they are choosing to wait for lab results.

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High cost of total ownership. In order to meet their diagnostic needs, healthcare providers are required to purchase multiple instruments and support the required infrastructure (e.g., refrigeration) to conduct POC testing. In addition, currently available instrument-based POC tests generally have a higher cost per test than their central lab counterparts. The overall cost per reportable result becomes prohibitive to a healthcare provider at the POC in certain areas which we believe leads to suboptimal care.

These limitations have created a POC model for diagnostic testing that has been ineffective, inefficient, costly and inaccessible to a large segment of community-based healthcare settings.

Our Solution

We have developed our Platform with the aim of transforming the delivery of healthcare in community-based healthcare settings. It is designed to deliver accurate results comparable to laboratory reference assays, in an easy-to-use POC solution in minutes.

Our Platform comprises (i) a small, light-weight Instrument that is mainly battery operated and capable of going anywhere the patient is located, (ii) precise, low-cost, microfluidic test strips, which share common design features allowing various test strip assay types to be operated, controlled and measured by the Instrument and (iii) seamless, secure digital connectivity.

We have spent years developing our Platform and have designed and optimized our Instrument and test strip together to deliver the requisite lab-comparable quality results where lab references are available across the full range of assay and sample types, at a low cost and with results generally in 10 minutes or less. Our Instrument has been highly engineered with many innovations which enable precise fluidic control of samples in very low volumes and high sensitivity fluorescent detection of analytes in very low concentration. Our proprietary microfluidic test strip has been designed to be integrated with our Instrument, to perform the specific and precise microfluidic sequence for the assays. Our test strip has been designed with multiple channels, enabling the Instrument to perform either multiple tests or a panel in parallel (e.g., Flu A/B + SARS-CoV-2 antigen), or utilize multiple channels on a single test strip for analytes with the most demanding performance requirements (e.g., SARS-CoV-2 antigen).

While our Instrument has been designed to perform multiple tests, as more tests are added to our Platform, we may encounter design challenges or require updates to our Instrument, which may impact the commercialization of certain diagnostic assays. We also have limited data on the performance of our Platform to date and limited experience in marketing and selling our Platform and we may not be successful in commercializing our Platform, including gaining market acceptance and competing with other diagnostic test providers.

The below illustrations show the various features of our Platform.

The LumiraDx Instrument	Image of the Test Strip (in this example SARS-CoV-2 antigen)

Test Strip Inserted into Instrument	Seamless connectivity: transferring test results to electronic health record, laboratory information system or patient health record

Our Platform is designed to offer the following benefits:

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Lab-comparable performance at the POC in minutes. Our Platform has been designed to use the same testing methodologies as those used in central lab systems so as to deliver lab-comparable results, where lab references are available at the POC in minutes, rather than days or weeks. Each test is developed and validated against its respective lab reference standard. We believe that with our Platform, healthcare providers will have the benefit of both central lab performance and real-time results.

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Broad menu of tests on a single instrument. Our Platform has been designed to integrate the most commonly used assay technologies (e.g., enzyme, immunoassay, molecular and electrolytes) and sample types (e.g., swab, saliva, blood) into a small, single instrument. As a result, users can replace multiple systems with one instrument. We are building out our menu with further tests, which include tests currently run at the POC, tests not currently available at the POC, such as FDA-defined high sensitivity troponin I, and innovative diagnostic test panels, such as Flu A/B + SARS-CoV-2.

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Low cost of ownership. Our customers will be able to use a single Instrument with a variety of low-cost test strips as opposed to multiple instruments currently required for POC testing in community-based healthcare settings. We also believe our Platform will provide incremental cost savings, including reduced cost of training, maintenance and test supplies. All of this enables a lower cost per reportable result.

In addition to addressing the fundamental limitations of current POC systems, we have designed our Platform with features that we believe healthcare providers will greatly value:

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Simple workflow and intuitive user interface. Our Instrument provides users with visually easy to follow and step-by-step instructions for entering patient information and performing the test. We strive to standardize the workflow and minimize user steps in each test. We use common sample types (e.g., swab, saliva, blood) with minimal preparation steps. We use automated processes for rolling out additional tests and software upgrades through RFID tags, or “smart labels,” and over-the-cloud updates.

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Seamless connectivity. Our Instrument arrives with out-of-the-box connectivity and self-guided user set up. Our Platform provides data connectivity options for transferring patient data securely via the customer’s existing middleware or via cloud services from our Instrument to the electronic health record, laboratory information system or patient health record.

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Data reporting, analytics and decision support. Our Platform provides options for patient and population data reporting and analytics. For example, we currently market INRstar, a patient reporting and decision support tool, which allows healthcare providers to help manage warfarin patients and to simplify dosing decisions. This is a market leading solution in the U.K., used in over 2,700 primary and secondary care locations across the U.K. It is being expanded in key European markets, including Italy where we have already rolled it out for use with our INR assay.

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System portability and flexibility. Our Instrument is a small, portable device, 2.5 pounds in weight, battery operated and capable of going to wherever the patient is located. Our assays use dry chemistry and as a result can be stored at room temperature eliminating refrigeration requirements and reducing space demands in an already cluttered medical office or lab.

Our Strategy

Our goal is to become the market leading provider in POC testing and to establish our Platform as the industry standard. To achieve this objective, we intend to:

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Offer a comprehensive menu of high-performance diagnostic tests for community-based healthcare settings. We believe that delivering a broad menu of diagnostic tests for community-based healthcare on a single Platform is critical to transform the POC market. We are executing a global market-driven menu strategy designed to drive the conversion of our customers’ testing needs onto our Platform. Our tests, both cleared and in development, as well as panels are initially focused on the most common medical conditions for certain infectious disease, cardiovascular disease, diabetes, and coagulation disorders. Our portfolio includes high-volume tests currently available at the POC, tests that currently do not have a viable POC solution (e.g., FDA-defined high-sensitivity troponin I), and innovative diagnostic test panels, such as Flu A/B + SARS-CoV-2. In addition to developing our own tests, we work with well-established third parties to accelerate menu expansion on our Platform.

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Grow our installed base by executing an institutional sales and channel partnership model. We initially intend to focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks. We have assembled an experienced commercial team focused on key stakeholder adoption at the senior level of these organizations to deploy our Platform across their extensive healthcare networks. We have implemented INR testing programs with regional governments in Italy and the U.K. We have also established a strategic collaboration with CVS for the rollout of a testing program across its retail pharmacies in the U.S. Additionally, we have a collaboration with the BMGF aimed at implementing POC testing in low and middle income countries, primarily in Africa for the establishment of a primary healthcare model.

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Expand into additional healthcare settings and underserved markets. We believe our Platform’s user-friendly setup, competitive cost structure and potential for a broad test menu make it an attractive instrument for roll out in settings where POC testing has traditionally been more challenging, such as low and middle income countries. We intend to leverage our Platform’s adaptable architecture across future Instrument models for additional professional and, over time, home-use settings. We plan further enhancements to our Platform, such as making the Instrument more robust to enable use in more challenging settings such as in areas of extreme heat and dust.

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Continue to innovate to expand into specialty areas. We plan to continue to invest in R&D to expand our test offering into additional specialty areas, such as allergy, toxicology, fertility, veterinary and in-patient hospital, that could benefit from fast, accurate diagnostic test results from our Platform.

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Continue to innovate across our Platform. Our Platform’s connectivity allows information to be managed and shared between patients and healthcare providers to enhance patient experience. Our focus on data driven improvements will also allow us to roll out supply chain improvements and quality control features through direct data communication with our customers.

Our Products

Our Instrument

Our Instrument runs a variety of diagnostic testing technologies utilizing our disposable test strips and generates results that are clearly displayed on the Instrument touch-screen generally in under 10 minutes. Our Instrument is designed for use with our approved and future tests, which all share a common design and have been developed for use with very low sample volumes. Our Instrument, in connection with the test strips, is capable of very sensitive measurements at very low levels of concentration. Measurements at low levels of detection, or LOD, matter and directly impact efforts to identify and detect disease including, for example, COVID-19. We offer flexible placement models including direct purchase or reagent rental.

Our Diagnostic Tests

As of August 31, 2020, we had two diagnostic tests commercially available under EUA and/or CE Mark for use with our Instrument.

TEST	AREA	TAM*	CURRENT COMMERCIAL MARKET	2020 - 2021 EXPECTED LAUNCH MARKETS
SARS-CoV-2 antigen	Infectious Disease	$11.5 Billion	U.S. (pursuant to EUA), Europe (CE Mark)	Japan, Africa

INR	Coagulation Disorders	$500 Million	Europe (CE Mark)	U.S., Latin America

We have more than 30 tests in various stages of development. For all our tests in development, we intend to launch them globally over time, subject to obtaining regulatory approval. authorization or clearance, which we may never obtain, and we will focus on the most attractive markets initially. While we have encouraging internal data for many of our diagnostic tests in development, we have not yet performed multi-site, external clinical analyses of most of these tests or otherwise compared these results against clinical results, unless stated otherwise in this prospectus. The chart below summarizes information regarding select tests in development that we believe are important to our strategy of developing a broad menu of tests on a single Platform and are the closest to proximity to commercialization.

TEST	AREA	TAM*	2020 - 2021 EXPECTED LAUNCH MARKETS
SARS-CoV-2 antibody	Infectious Disease	$3 Billion	U.S. (pursuant to EUA), Europe (CE Mark), Japan, Africa

Flu A/B + SARS-CoV-2	Infectious Disease	***	U.S. (pursuant to EUA), Europe (CE Mark)

D-Dimer	Cardiovascular Disease and Coagulation Disorders	$700 Million	U.S., Europe (CE Mark)

CRP	Infectious Disease	$300 Million	Europe (CE Mark)

HbA1c	Diabetes	$1.3 Billion	Europe (CE Mark), U.S.

Flu A/B + RSV	Infectious Disease	$600 Million	Europe (CE Mark), U.S.

High Sensitivity Troponin I	Cardiovascular Disease	$900 Million	Europe (CE Mark), U.S. (510(k) submission)

Strep A IA / Molecular	Infectious Disease	$300 Million	U.S., Europe (CE Mark)

HIV Molecular	Infectious Disease	$500 Million	**

*	2021 Global Total Addressable Market: We estimated for each test based on our assumptions, including the (1) existing market sizes, (2) central lab market that could move to the POC with the right solution, and (3) expansion of diagnostic testing.
**	We plan to submit a prequalification submission to the World Health Organization in 2021.
***	Total addressable market for our Flu A/B SARS-CoV-2 test is difficult to estimate at present. We expect that the actionable market will span a proportion of the total addressable markets for SARS-CoV-2 antigen and Flu A/B testing products.

COVID-19 Tests

Severe acute respiratory syndrome coronavirus 2, SARS-CoV-2, is the strain of coronavirus responsible for the COVID-19 pandemic.

There are two main types of COVID-19 diagnostic tests:

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Tests that aid in diagnosis of active viral infection: Molecular and antigen tests are used to directly detect the presence of SARS-CoV-2 in respiratory samples such as nasal, nasopharyngeal and oropharyngeal swabs. Molecular tests detect the genetic material, specifically RNA, of the virus, whereas antigen tests detect the proteins expressed on the outside or inside of the virus. These tests allow for accurate identification of a COVID-19 infection from the onset of symptoms, but are not able to detect previous infections.

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Tests that aid in diagnosis of an immune response to COVID-19: An immune response represents the activation of the immune system following exposure to the virus. The response includes activated T cells and B cells (which produce antibodies) that are specific to molecular structures on SARS-CoV-2 and proliferate and attack the invading pathogen. COVID-19 antibody tests are used to directly detect the presence of SARS-CoV-2 IgG, IgM and/or total antibodies in blood samples.

We have obtained an EUA and a CE Mark for our SARS-CoV-2 antigen test and plan to submit a request for an EUA in the U.S. and obtain a CE Mark for our SARS-CoV-2 antibody test. We plan to introduce these tests for use on our Instrument for the POC setting pursuant to FDA granting the EUAs.

SARS-CoV-2 Antigen Test

Our SARS-CoV-2 antigen test has been developed to detect the SARS-CoV-2 virus in respiratory samples such as nasal swabs with performance at the POC in 12 minutes or less.

We estimate that total test volume for tests that aid in diagnosis of active COVID-19 infection will be at approximately 900 million in the U.S. and at 2 billion globally in 2020-2021, equating to a $16 billion market in the U.S. and $40 billion globally. Molecular testing is currently the gold standard for diagnosing active COVID-19 infection, representing approximately 70% of the total test volume and 75% of the market globally based on our estimates. It is primarily conducted in central labs and therefore requires significant infrastructure, resources and time to deliver patient results. POC molecular tests are commercially available, however they have been limited to the hospital setting due to limited supply and longer time for results.

Antigen tests for the POC setting have recently been introduced and account for 25% of the value of COVID-19 diagnostic testing estimates. We estimate that test volume will be at approximately 700 million globally in 2020-2021, equating to a $10 billion market globally. Though commercially available POC antigen tests offer fast diagnosis of an active COVID-19 infection, they are somewhat limited in sensitivity. We believe there is substantial opportunity to bring COVID-19 testing closer to patients with fast accurate test results at POC. We believe our global total addressable market for our COVID-19 antigen test is $11.5 billion in 2021.

Our SARS-CoV-2 antigen test detects SARS-CoV-2 virus in respiratory samples such as nasal swabs in 12 minutes or less. The performance of our test is attributable to its design as well as the precise microfluidic control of our Instrument. Our test uses SARS-CoV/SARS-CoV-2 specific antibodies in an immunoassay to determine the presence of SARS-CoV-2 Nucleocapsid Protein (NP) present in the test sample. Our Instrument uses two independent assay channels in the test strip to detect the NP antigen in the test sample. It directs fluidic movement and mixing of the reagents and test sample in each test strip channel. A magnetic field is then applied to the measurement zone which retains the magnetic particles and associated SARS-CoV-2 NP immuno-complexes allowing removal of the sample and any unbound label from the measurement zone. Our Instrument measures the fluorescent signal of the immuno-complex fluorescent particles in an essentially dry state which is proportional to the concentration of the SARS-CoV-2 virus NP antigen in the sample. A third assay channel of the strip contains on-board control reagents that are used to verify that the test operated correctly.

In a clinical study with 257 patients presenting from zero to 12 days of symptom onset, our SARS-CoV-2 antigen test demonstrated 97.6% positive percent agreement, or PPA, and 96.6% negative percent agreement, or NPA, compared to the reference method, Roche Cobas 6800, and delivered results within 12 minutes or less. The test has high analytical performance with a Limit of Detection of 32 TCID50/mL, which is four times lower than currently available POC tests on the market. We believe the superior performance over a wide detection window has the potential to greatly improve the diagnosis of COVID-19 infection and infectivity, enable large-scale population monitoring and facilitate management of the COVID-19 pandemic. We obtained an EUA and a CE Mark for our SARS-CoV-2 antigen test. Our SARS-CoV-2 antigen test has been authorized by the FDA under an EUA only for the qualitative detection of SARS-CoV-2 neucleopsid protein and has not been authorized for use to detect any other viruses or pathogens. In addition, the CE Mark process is a self-certification process where we self declare as a manufacturer that we have checked the product meets European Union safety, health or environment requirements. Our SARS-CoV-2 antigen test has not been cleared or approved by FDA or any other regulatory body.

SARS-CoV-2 Antibody Test

Our SARS-CoV-2 antibody test has been developed to detect presence of SARS-CoV-2 total antibody in a blood sample with performance at the POC and is designed to deliver the results in less than 10 minutes.

Antibody testing is used to understand the virus’s epidemiology in the general population and identify groups at higher risk of infection. In addition, serologic testing can be offered as a method to support diagnosis of acute COVID-19 illness for persons who present late. We estimate that total test volume for SARS-CoV-2 antibody tests will be at 1 billion globally in 2020-2021, equating to a $6 billion market globally. We believe the global total addressable market for our COVID-19 antibody test is $3 billion in 2021.

Our SARS-CoV-2 antibody test has been developed to detect presence of SARS-CoV-2 total antibody in a blood or plasma sample with high sensitivity and specificity from onset of symptom through disease progression. Our test uses SARS-CoV-2 Spike (S1) and Receptor Binding Domain (RBD) antigens in an immunoassay to determine the presence of SARS-CoV-2 antibodies in the test sample. Our Instrument uses three independent assay channels in the test strip to detect the antibodies in the test sample. It directs fluidic movement and mixing of the reagents and test sample in each test strip channel. A magnetic field is then applied to the measurement zone which retains the magnetic particles and associated SARS-CoV-2 antibody immuno-complexes allowing removal of the sample and any unbound label from the measurement zone. Our Instrument measures the fluorescent signal of the immuno-complex fluorescent particles in an essentially dry state which is proportional to the concentration of the SARS-CoV-2 antibody in the sample. A fourth assay channel of the strip contains on-board control reagents that are used to verify that the test operated correctly. In clinical studies, our SARS-CoV-2 antibody test has demonstrated high sensitivity and high specificity across the COVID-19 diagnostic window. We will shortly submit an EUA request for our SARS-CoV-2 antibody test and we plan to obtain a CE Mark.

COVID-19 Dual Testing Approach

Both molecular and antigen detection rely on patients presenting early on with the infection (in the first week) and also that swabbing is conducted effectively. These two issues can mean that some patients can return false negative results. Supplementing antigen with antibody testing helps to detect more cases of infection, potentially reducing the risk of false negative results. The U.S. Centers for Disease Control, or CDC, recommends antibody testing for patients that present nine to 14 days after illness onset, in addition to recommended direct detection methods, to maximize detection rates as the sensitivity of nucleic acid detection is decreasing and serologic testing is increasing during this time period.

Studies by third parties have shown supplementing antigen with antibody testing enhances the sensitivity of detection, reducing the risk of false negative results and the need for re-testing. This combined approach has long been used successfully to manage many viral infections such as dengue fever, zika and HIV/AIDS, and maximizes chances of identifying both early stage (virus present/absence of antibodies) and later stage (virus absent or very low/presence of antibodies) infection.

Our Platform and dual COVID-19 antigen and antibody tests are intended to deliver highly sensitive and specific results within minutes on a single portable instrument at POC.

Flu A/B + SARS-CoV-2 Test

Given that patients with Flu A, Flu B or SARS-CoV-2 antigen present with similar symptoms, having a single test that can provide simultaneous results for all conditions will enable healthcare providers to verify infection quicker, begin proper treatment sooner and, if required, initiate isolation precautions, helping to prevent further spread of infection as well as lower costs. Combined testing may also mitigate the problem of testing material shortages, such as swabs or extraction buffers.

Our multichannel test strip architecture is designed to enable us to quickly and accurately test for multiple targets such as Flu A, Flu B or SARS-CoV-2 antigen using a common sample type, in this case common respiratory samples such as nasal, nasopharyngeal or oropharyngeal swabs. We have completed the test design for our Flu A/B + SARS CoV-2 test using the same test strip architecture as the SARS-CoV-2 antigen test. The test is currently in the development phase and we are working toward completing clinical studies, obtaining a CE Mark and submitting an FDA EUA request for the 2020 flu season (i.e., October 2020 to March 2021, according to the CDC).

International Normalized Ratio (INR) Test

INR is a standardized measurement of the rate at which blood clots. A low INR can indicate an increased risk of blood clots, while an elevated INR can indicate increased risk of excessive bleeding.

Healthcare providers commonly use INR tests to monitor oral anticoagulation therapy with Vitamin-K Antagonist, or VKA, drugs. VKA drugs are often prescribed to patients at risk of forming clots that can lead to strokes. Patients on VKAs require regular INR monitoring to maintain optimal coagulation, but the daily dose of VKA necessary to maintain optimal anticoagulation varies among patients due to factors such as age, body mass index, genetic differences, comorbidities and environmental factors. Therefore, optimal VKA therapy requires regular monitoring of a patient’s INR with an accurate and precise measurement tool. We estimate that 200 million INR tests are performed globally every year at POC. We believe the global total addressable market for our POC INR test is approximately $500 million in 2021.

Our INR test is available for use under a CE Mark and has been validated in various clinical studies against reference lab standard ACL ELITE Pro. One study, the OPTIMAL study, conducted in 11 sites by Glasgow Royal Infirmary, Queen Elizabeth Hospital and Golden Jubilee Hospitals and NHS anti-coagulation services, showed strong correlation between our Platform and laboratory reference method, as well as between the different application methods and test lots (see data chart below). Another study confirmed strong correlation between our INR test results (capillary blood sample) and those obtained from plasma samples using both the ACL Elite and also the Sysmex CS 2100/5100. Feedback from healthcare professionals indicated that overall our Platform was easy to follow and use. Data overall demonstrated that our INR test provided rapid and reliable INR analysis at the POC.

Method comparison of INR measurements of samples directly applied to the test strip

ACL ELITE Pro, IL ACL Elite Pro (Instrumentation Laboratory; Bedford, MA, USA); Int CI, intercept confidence interval; Slp CI, slope confidence interval.

In a clinical study of 596 capillary and venous blood samples collected from 366 patients, our INR test when measured against the Laboratory ACL Elite lab reference method demonstrated strong correlation of 0.965 (95% confidence interval (CI): 0.959, 0.970) when using direct application and 0.958 (95% Cl: 0.950, 0.964) when using a transfer pipette. The established INR range was 0.8-7.5. Precision was measured using samples collected with a transfer pipette (n=291, mean INR 2.525, mean % coefficient of variation (CV) 3.73%) or direct application (n=284 mean INR 2.538, mean % CV 3.46).

D-Dimer Test

D-Dimer is a fibrin degradation product, or FDP, a small protein fragment present in the blood after a blood clot is degraded by fibrinolysis. It is so named because it contains two D fragments of the fibrin protein joined by a cross-link.

D-Dimer testing is generally used in clinical settings, along with clinical scoring systems and additional testing methods, when there is suspected venous thromboembolism, or VTE, disseminated intravascular coagulation, or DIC, deep vein thrombosis, or DVT, and pulmonary embolism, or PE. Several care guidelines recommend inclusion of a quantitative D-Dimer test for exclusion of VTE in patients presenting with symptoms at primary care.

However, there are no quantitative POC tests for D-Dimer using a capillary fingerstick sample.

A fast and accurate test for D-Dimer is one of the more desired tests by primary care physicians at POC in multiple countries, including the United States and countries in Europe. We estimate that 300 million D-Dimer tests are performed globally every year, primarily in the central lab. We believe there is substantial opportunity to bring D-Dimer testing closer to patients with fast accurate test results at POC. We believe our global total addressable market for our D-Dimer test is $700 million in 2021.

We have a D-Dimer test in development that is aimed to be the only POC test that provides fast, accurate, quantitative results in just six minutes from a fingerstick blood sample. The test is aimed to be used as an aid in the assessment and diagnosis of patients with suspected VTE, such as DVT and PE. It is designed to be used by healthcare providers or other trained professionals in community-based healthcare settings.

In addition, D-Dimer testing is currently also expected to have a utility as part of diagnosis and management of COVID-19 infected patients as D-Dimer has also been shown to be a prognostic indicator for COVID-19 infection.

Our D-Dimer test is in a registration phase for CE Mark, planned to be commercially available for use on our Instrument in most major European countries, and we aim to obtain 510(k) clearance in the U.S. in 2020-2021.

C-Reactive Protein (CRP) Test

CRP is a circulating protein produced by the liver in response to inflammation caused by tissue damage or infection. CRP has become a universal biomarker of infection and inflammation for a number of diseases and pathophysiological conditions (such as bacterial infections, inflammatory bowel disease and autoimmune disorders) and CRP testing has been shown to reduce the need for antibiotic prescription. CRP testing is used more commonly in European countries, where antibiotic consumption is generally lower than in the U.S., CRP has been shown to be a prognostic indicator for COVID-19 infection. We estimate the global total addressable market for our CRP test is approximately $300 million in 2021.

In addition, CRP testing is currently also expected to have a utility as part of diagnosis and management of COVID-19 infected patients.

Our CRP test is in the development phase and aimed to be CE marked and available for use in most major European countries in 2020-2021.

Glycated hemoglobin (HbA1c) Test

HbA1c is a form of hemoglobin that is chemically linked to a sugar. The formation of the sugar-Hb linkage is due to the presence of excessive sugar in the bloodstream.

HbA1c tests show the average level of glucose attached to hemoglobin over the last two to three months (typical life span of a red blood cell). HbA1c is a surrogate biochemical indicator of tissue exposure to elevated glucose. High HbA1c levels may be a sign of diabetes, a chronic condition that can cause serious health problems, including heart disease, kidney disease, and nerve damage. We estimate that 400 million HbA1c tests are performed globally every year, with 70% of such tests conducted in the central lab setting. We believe there is substantial opportunity to bring HbA1c testing closer to patients with fast accurate test results at POC. We believe our global total addressable market for our HbA1c test is $1.3 billion in 2021.

Our HbA1c test is for use by healthcare professionals in POC settings for the quantitative determination of glycated hemoglobin in human capillary and venous blood samples. This test is to be used as an aid in the diagnosis of diabetes and as an aid in identifying patients who may be at risk for developing diabetes. Additionally, HbA1c monitoring at POC enables improved patient physician management of diabetes and comorbidities. Our HbA1c test is in the development phase and aimed to be CE Marked and FDA 510(k) cleared for use in the U.S. as well as most major European countries in 2020-2021.

Flu A/B + RSV Test

Flu A/B and RSV tests detect qualitatively the presence of Flu A/B and RSV antigen or RNA, and are used at POC to quickly differentiate between Flu A/B and RSV vs other potential viral or bacterial infections and to guide treatment decisions accordingly. We estimate that 60 million Flu A/B and RSV tests are performed globally at POC every year and that the global total addressable market for our Flu A/B + RSV test is $600 million in 2021.

We are developing an approximately 10 minute combination Flu A/B + RSV test that we are targeting for release in time for the 2021 flu season. The test relies on a clinical trial initiated in the U.S. during the 2019/2020 influenza season that could not be fully finalized because of the COVID-19 pandemic. However, a large amount of data was collected during such trial and the test strip design and chemistry was used to guide the SARS-CoV-2 antigen assay. We plan to use data collected from this prior trial in combination with data from additional planned trials to advance this test. Our Flu A/B + RSV test is in the development phase and we are aiming to obtain a CE Mark and FDA 510(k) clearance in 2020-2021.

High Sensitivity Troponin I Test

Troponin is a complex of three regulatory proteins (troponin C, troponin I, and troponin T) that is integral to muscle contraction in skeletal muscle and cardiac muscle, but not smooth muscle. Measurements of cardiac-specific troponins I and T are extensively used as diagnostic and prognostic indicators in the management of myocardial infarction, or MI, and acute coronary syndrome.

A troponin test measures the levels of troponin T or troponin I proteins in the blood. These proteins are released when the heart muscle has been damaged and is an indicator of a heart attack. Troponin tests are generally used, together with an electrocardiogram, or ECG, in emergency room patients who present with persistent chest pain, unstable angina or other similar symptoms.

Over time focus has shifted to high sensitivity troponin I, tests (hs-c Tn) with high precision at very low concentrations allowing accurate quantification of troponin in the majority of the healthy population. This has enabled cardiologists to develop new algorithms which define a single threshold value (typically 3-6 ng/L c Tn) that identifies patients with suspected acute coronary syndrome at presentation who are at low risk of MI and potentially suitable for immediate discharge therefore reducing hospital crowding and health costs without compromising clinical outcomes. These early rule-out strategies using hs-c Tn assays are now being increasingly employed to safely and effectively manage suspected MI patients.

The majority of high sensitivity troponin I, testing is currently conducted in central labs because POC alternatives are insufficiently sensitive to measure such low levels at the POC.

We estimate that 400 million troponin tests are performed globally every year, with 80% of such tests conducted in the central lab setting. We believe there is substantial opportunity to bring troponin testing closer to patients with fast accurate test results at POC. We believe our global total addressable market for our high sensitivity troponin test is $900 million in 2021.

We are developing a highly sensitive troponin POC test, which is aimed to provide a paradigm shift in suspected MI patients care management and can measure troponin at very low levels allowing for clinical decisions to be made directly at the POC, in the hospital emergency room or physician office, and ensuring that healthcare providers can rely on the results of this test, and other clinical guidance, to establish if the patient is having a MI or over time can be ruled out and re-directed for further testing in other areas where required.

In addition, it is envisaged that the portability and connectivity of our Platform will overtime, allow suspected MI patient diagnosis, provided for example by paramedics in emergency situations, at the patient’s home or in the ambulance. We have already demonstrated that we can measure at very low concentration and LOD in our SARS-CoV-2 assays. Our high sensitivity troponin test is in the development phase and aimed to be CE marked for use in most major European countries in 2020-2021 and we plan to submit a 510(k) to FDA in 2020-2021.

Molecular Tests

We have developed over the last few years a proprietary patented molecular chemistry, qSTAR (Selective Temperature Amplification Reaction), which forms the basis of our molecular assays. This new technology is a non-PCR enzyme-based system with an optimized temperature profile that is suitable to deliver very sensitive, rapid near patient results.

Our molecular tests, which incorporate our proprietary qSTAR technology, are designed to offer many competitive advantages in the market including minimal user steps and reduced sample preparation steps and time. Our molecular tests leverage the same strip design as our other tests, and have the ability to run on our Instrument with results expected in approximately 10-15 minutes. Our molecular test strips are manufactured on the same automated, low-cost manufacturing system as our other test strip designs, using the same base materials.

We are working on various molecular tests with a focus on infectious diseases, such as HIV and tuberculosis, both of which are being supported by BMGF, and Hepatitis B. Upon regulatory approval or clearance and launch of our molecular tests, we would be the only company providing molecular and non-molecular technologies on the same Instrument.

qSTAR technology is highly applicable to diagnostic testing for COVID-19. Detecting virus via RNA or antigen is the standard of care for COVID-19 diagnosis. But molecular diagnostic testing in the lab is a time consuming and complex process. LumiraDx applied its qSTAR technology to the development of rapid molecular COVID-19 reagent testing kits for use on open molecular systems. The technology allows for the reduction of amplification timing which increases throughput over other molecular platforms, while maintaining the sensitivity of detection.

We have two COVID-19 reagent kits:

1. LumiraDx SARS-CoV-2 RNA STAR received EUA from FDA on August 11, 2020. The assay allows laboratories to utilize their existing molecular lab infrastructure in a high-throughput format by reducing amplification time from approximately one hour down to 12 minutes. We have commenced sales of our SARS-CoV-2 RNA STAR.

2. SARS-CoV-2 RNA STAR Complete has been submitted to FDA for EUA review. The assay detects SARS-CoV-2 viral nucleic acid in under twenty minutes, without needing to perform any specimen purification or extraction. LumiraDx SARS-CoV-2 RNA STAR Complete provides approximately a 6 to 8-fold increase of testing throughput over common open molecular systems, allowing laboratories to improve turnaround time of patient results and expand their testing capacity with existing instrumentation.

Tests for Additional Adjacent Markets / Applications

In addition to our in-house pipeline, we have a number of tests in development through our R&D collaborations with well-established diagnostic companies that have market-leading capabilities in specific disease areas or targets, such as infectious diseases, respiratory assays, enteric diseases and others, and we expect these to lead to multiple test launches in the near term. Furthermore, we expect to investigate other areas of interest in the future such as allergy, toxicology, fertility, veterinary and in-patient hospital where we believe POC testing will improve patient experiences and outcomes.

Our Technology

Our Platform simplifies, scales down, and integrates the techniques used in central lab instruments, to provide a wide range of lab-comparable diagnostic tests on a single POC instrument.

Traditionally, POC companies start with a focus on a particular disease or test, then go on to design the chemistry, assay, and instrument to deliver that application. This approach has demonstrated limited scalability and resulted in a proliferation of instruments at the POC, with inconsistent performance, testing procedure and workflows.

We are taking a fundamentally different approach by developing a unique microfluidic test strip capable of accommodating all our assays in a single design architecture. Our multiple tests can be manufactured at scale and low cost on a single manufacturing system. In addition, we adopted principles from central lab instruments to design an instrument that accurately and reproducibly controls key operational parameters such as fluidic movement, mixing and signal measurement. The technology behind our test strip, Instrument, and connectivity solutions enable a high performance, high quality POC testing Platform at scale.

Our Instrument

Our proprietary Instrument is designed to provide similar methods and features as central lab instruments, such as fluorescent transduction, precise fluidic control and assay precision. It is set up to overcome sample matrix bias through measurement in a liquid free environment and is calibrated against the standard lab reference for applicable samples and tests. Similar to lab instruments, our Instrument has integrated controls of non-specific binding through surface coating or blocking agents. Designing our Instrument from the outset with lab instrument functionality has allowed for improved performance and high sensitivity in a single POC instrument and has enabled innovation across our Platform.

The Instrument performs its analysis when the test strip with applied sample has been inserted in the Instrument and the sample has reacted with the reagents within the test strip. The Instrument then measures the fluorescence in the read area of the test strip by means of spectrophotometer optics or through camera-based particle counts. The Instrument quantifies the amount of analyte present in a sample applied to a test strip using enzyme, immunoassay, molecular or other analytical test principles. The concentration of the analyte in the sample is proportional to the fluorescence detected. The results are displayed on the Instrument touch-screen generally in under 10 minutes. The Instrument provides visual and audible instructions on the Instrument touchscreen to guide the user through the test process. After sample application, the test strip is automatically processed through all stages of the assay including sample movement, sample treatment, reagent interaction, thermal control, assay timing, sample removal and fluorescence measurement reading of the reaction products to provide calibrated qualitative or quantitative assay results.

Calibration data for each set of test strips is included in an RFID tag embedded in each box of test strips. For new product launches, the RFID tag also contains the instructions to run new tests.

Given the continuous manufacturing and technological advances, some of our tests in development and future tests that we plan to develop may require an updated version of the Instrument or we may encounter design challenges, which may impact the commercialization of certain diagnostic assays. We will continue to develop and upgrade our Instrument, including the development of a robust and lower cost version for additional care settings.

Our Test Strip

Our proprietary test strip runs on our Instrument, with a specific and precise microfluidic sequence for each individual assay.

All test strips have certain common design features that allow various assay types to be analyzed, controlled and measured by the Instrument. In addition, the test strips also provide flexibility with regard to internal fluidic/channel adjustments, enabling adjustments to be made based on the needs of a specific assay, while continuing to be able to interface with the same instrument. In addition, our proprietary manufacturing approach allows all tests strips to be produced on a single high speed, high volume, low cost manufacturing system. The simple test strip design uses two main components and easy to source materials common across all our tests. The flexible test strip design further allows for multiple test channels to operate independently within the same test strip, thus allowing one test strip to cover multiple parameters and to enable syndromic panel testing. All assays are designed and tested against current laboratory standards.

Our Connectivity Solutions

Our connectivity solutions are designed to ensure easy, secure transfer of data and can be used with mobile, tablet or personal computers to move data from our Instrument.

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Connect Manager is our cloud-based service that provides all capabilities to remotely manage and configure Instruments as well as user access. It has provisions to manage quality control policy, simplify workgroups, produce reports and run data analyses. The ability to manage a large-scale implementation of POC instruments through Connect Manager enables a health care system or large procurer to enforce quality controls policy and effectively manage diagnostic results wherever they are generated in a centralized controlled manner.

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EHR Connect allows for direct integration with existing hospital systems either via cloud or local connectivity. Local connections can be made directly via integration protocols such as HL7, FHIR, GDT/LDT/XDT or through middleware.

Our connectivity solutions enable optimal performance of a POC program. The benefits include:

∎	management of operators and role-based access, Instrument, quality control policy and training information to meet regulatory and compliance requirements;

∎	reporting of patient demographics, test results, Instrument function and errors; and

∎	analytics, including surveillance and hotspot detection.

Quality Controls

Numerous quality controls have been integrated in the design of our Platform from the start to ensure regulatory quality compliance and ease of use. Our Platform is designed with more than 30 automated checks of the correct functioning at power on and during operation, include (i) electrical component operation such as heater operation, battery charge state, mechanical actuators and sensors and optical system performance, (ii) test strip positioning, optics, hematocrit (for blood samples) and checks around test strip expiry and (iii) monitoring of test strip performance and controls during test runtime.

Research and Development

We focus our R&D efforts on conceiving and delivering disruptive technologies both at the platform and individual test level. We have invested, and continue to invest, significant time and resources toward improving and expanding our core technologies and tests. We have developed an automated high-speed manufacturing system which can produce a large volume of tests at low cost as well as proprietary technology around our Instrument based on central lab instruments. We are developing a wide variety of new diagnostic tests to be delivered at the POC, with over 30 assays in various stages of development. Our R&D expenses were $66.7 million and $86.5 million for 2018 and 2019, respectively. As of August 31, 2020, we had 295 employees focused on R&D.

In addition to our current pipeline, we plan to dedicate resources to continue our R&D efforts to populate and accelerate delivery of tests on our Platform. We have a strong internal R&D team focused on Platform-specific matters, including development of the Instrument, manufacturing and specific assays, technologies and conditions. Our internal R&D team is highly skilled both technically and scientifically, with many of our employees having advanced degrees in science or engineering.

To allow for additional tests to be developed on our Platform in parallel, we have entered into R&D collaborations. We have developed these collaborations with diagnostic companies that have market-leading capabilities in specific conditions or targets and have considerable knowledge of such areas, relationships with key opinion leaders, and access to sample banks and testing.

Our collaborations are set up with a uniform approach and standard operating procedures allowing for roll out across multiple collaborators simultaneously. We provide our collaborators with training, an R&D pilot process and equipment. We also provide input on test strip design and printing materials so that our R&D collaborators can leverage our expertise without the need to establish capabilities at their local sites. Once chemistry has been optimized, our collaborators transfer the assays to us for manufacturing. Under these collaborations, we maintain ownership and manufacturing of the tests; collaborators receive R&D funding for development efforts and a royalty for any tests incorporating their proprietary technologies.

We currently collaborate with third parties for development of tests in each of respiratory, infectious and enteric disease areas. In addition, we are engaged in early stage work with others in hematology and other development areas.

In addition, we collaborate closely with scientists, industry experts and key opinion leaders for input and review of our tests. We have established a substantial network of industry leading subject matter experts most often centered around specific conditions and geographies. These collaborators often set the standard for methods and guideline for care providers globally. These relationships are also important for educating the market on the value we offer and for developing innovative testing methodologies enabled by the unique attributes of our Platform.

Manufacturing

We started our product development with a focus on Platform manufacturability and scalability and built upon this with robust instrument architecture, unique chemistry and low-cost test strip designs.

We believe our automated manufacturing process provides an industry leading cost position that will enable us to provide more cost-efficient diagnostic solutions to the POC market and create new opportunities for the adoption of POC testing in geographies and testing locations where high quality POC testing has not previously been feasible.

We manufacture our test strips on highly automated, manufacturing equipment designed and manufactured specifically for us. All of our test strips are manufactured on a common platform using a high volume, web-based manufacturing process that allows the production of multiple test strip sizes and designs. Utilizing a common platform allows us to leverage volume and have efficient manufacturing costs and provides flexibility to respond more rapidly to changing market demands across our product portfolio.

Our key web-based manufacturing equipment provides an end-to-end solution from input rolls to fully foiled test strips with 100% vision inspection of more than a dozen critical to quality elements. Each test strip is printed with a unique test strip ID (2D bar code) for traceability and quality control.

Our manufacturing systems have been designed for scale-up and to help address emergency pandemic preparedness. We expect to have test strip capacity of 16 million test strips per month by December 2020 and 40 million test strips per month by mid-2021.

Our manufacturing facilities are located in Alloa, Scotland, Stirling, Scotland and San Diego, California. Our current Scotland sites have 50,700 square feet of space dedicated to R&D, manufacturing, packaging and warehousing. Our

San Diego site has 9,700 square feet of space dedicated to R&D, manufacturing and packaging. As of August 31, 2020, we had 175 employees focused on manufacturing. We are currently expanding our manufacturing and R&D activities and leasing additional facilities in Scotland.

Our Instrument is manufactured by a contract manufacturer Flextronics Ltd, or Flex, at its facility in Althofen, Austria with components and assemblies supplied by Flex and by outside vendors. Our SARS-CoV-2 RNA STAR molecular test kits are manufactured and packaged at our facility in San Diego, California.

Sales and Marketing

As of August 31, 2020, we have 89 employees focused on sales and marketing located in 16 countries and plan to open additional sales offices to further expand our presence globally. We have direct sales operations in the United States, most Western European countries, Japan, South Africa, Colombia and Brazil. The organization consists primarily of individuals with multiple years of experience in diagnostics, specifically POC testing, with large diagnostic companies such as Abbott Laboratories, Roche Holding AG and Danaher Corporation.

We drive the penetration of our installed base by executing an institutional sales and channel partnership model. We initially intend to focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks. We have an experienced commercial team focused on leveraging key customers to deploy our Platform across multiple users with our training and support. To drive sales in additional healthcare settings, we will identify key channel partners that are interested in standardizing around a POC testing platform to integrate care across their networks.

Our commercial strategy will vary by health system, but key opinion leaders and certain key accounts will provide important initial clinical evidence of the performance of our Platform and support and validation for the beneficial uses of the technology.

Over time, we plan to operate with a direct sales and marketing presence in each of the largest diagnostic markets and to collaborate with distribution partners and medical wholesalers to ensure broad access of our Platform globally, initially in China, India and other countries in Southeast Asia. We believe in-country sales and marketing presence enables us to engage in direct sales with large customers, understand local market dynamics and trends, and most effectively deliver localized marketing campaigns.

Competition

The POC market is rapidly evolving, highly competitive for certain product areas and subject to changing technology, shifting client needs and the frequent introduction of new products and services, such as the market demand and introduction of new products for testing of COVID-19. Our competitors range from well-established multinational corporations with multiple product offerings to smaller regional firms and firms with specific disease state offerings. A broad menu available on our Platform will make it more challenging for a single competitor to displace our Platform once installed at a customer location. We believe that our Platform competes on the basis of clinical performance, enhanced turnaround time, test menu breadth on a single instrument, lower cost and return on investment, ease-of-use, seamless connectivity, and multiplex capability.

We primarily face competition in the IVD market from public and private companies such as Abbott Laboratories, Becton, Dickinson and Company, Danaher Corporation, GenMark Diagnostics, Inc., Laboratory Corporation of America Holdings, Quest Diagnostics Incorporated, Quidel Corporation, Roche Diagnostics Corporation, Siemens Healthineers AG, Inc. and many others.

Strategic Partners and Manufacturing and Supply Agreements

Bill & Melinda Gates Foundation

Since 2018, we have collaborated with BMGF with the goal of achieving the following key objectives:

∎	developing assays with significant potential to improve global health, including a test for HIV viral load;

∎	accelerating development of LumiraDx’s next generation instrument that is low-cost, robust and appropriate for all clinical settings, globally; and

∎	supporting local healthcare delivery partners in foundation-priority markets to incorporate the potential of LumiraDx technology into high-impact, low-cost disruptive diagnostic treatment models.

BMGF has provided funding and support to LumiraDx in support of these objectives through a combination of equity, grants and loans, as further described below.

Cooperation Agreement

We are a party to a cooperation agreement with BMGF, dated July 17, 2018, or the Original Cooperation Agreement, which was amended and restated on October 17, 2019. We entered into the Original Cooperation Agreement in connection with BMGF’s investment of $20.0 million in the company through its purchase of 15,756 Preferred Shares at a price per share of $1,269.28. We subsequently entered into an amended and restated Cooperation Agreement with BMGF on October 17, 2019, or the Cooperation Agreement, in connection with BMGF’s loan to the company in the amount of $18 million, the terms of which are further described below under the heading “Note Purchase Agreement”.

The primary purpose of BMGF’s investments are to further its charitable purpose of, among other things, accelerating the development of lifesaving and low-cost diagnostics to reduce the burden of diseases in low and middle income countries by securing global access commitments in respect of availability and affordability of new, low-cost products and services developed through the use of our capabilities, including in respect of diagnostic tests, integrated point-of-care diagnostic platforms and connected health IT and care solutions.

Under the terms of the Cooperation Agreement, we agreed to the following global access commitments: (i) to develop an assay for HIV viral load and the development of a manufacturing, commercialization and distribution strategy for delivery of point-of-care diagnostics within low and middle income countries, including the HIV viral load assay, or the HIV Viral Load Assay Development Project, (ii) to provide the foundation with an option to continue to provide funding to advance the HIV viral load assay through commercialization and launch, or the HIV Viral Load Assay Launch Project, (iii) to provide the foundation with the option to fund up to five additional assay projects that would use our Platform, or the Additional Assay Projects, (iv) to provide the foundation with the option to fund a project to accelerate commercialization of the company’s products in certain specified low and middle income countries (with a focus on sub-Saharan Africa), (v) to conduct certain activities in respect of partnering with health systems for low income people in challenging markets and to use good faith efforts to prioritize development of mutually agreed diagnostics and to pursue registration by the World Health Organization as a provider of tests on the WHO Essential Diagnostics Lists or other diagnostic prequalification activities that support commercialization of the Platform in certain low and middle income countries, and (vi) to develop a next-generation diagnostic instrument that is low-cost, robust and appropriate for all clinical settings and intended to improve the access of people in low and middle income countries to low cost point-of-care diagnostics, or the V7 Diagnostic Instrument.

In connection with the HIV Viral Load Assay Development Project, HIV Viral Load Assay Launch Project, and any Additional Assay Projects, we have agreed to certain other global access commitments, including maximum pricing and minimum volume commitments (directed at making such products available to low income people in low and middle income countries at an affordable price) for the assays developed pursuant to such projects. In addition, we have agreed to make the V7 Diagnostic Instrument available to serve low income people in certain low and middle income countries at an affordable price. Our global access commitments under the Cooperation Agreement are ongoing for as long as BMGF exists.

Subject to certain conditions being met, if BMGF reasonably determines that the company is unlikely to achieve prices and volumes for the HIV viral load assay that are within 20% of the maximum price and minimum volume commitments described in the target product profile agreed by the parties and a third-party would be likely be able to meet such commitments, such third-party may further develop the project and manufacture any resulting products. In such case, to facilitate such development, we would be obligated to either license and transfer our technology to such third-party as needed to enable such third-party’s production, testing, approval and distribution of the HIV viral load assay in the relevant low and middle income countries.

In connection with the projects described above, we granted to BMGF (and/or BMGF supported entities) a worldwide, non-exclusive, non-terminable, perpetual, royalty-free license (with rights to sublicense) to the to the products, technologies, materials, processes, and other intellectual property and intellectual property rights developed in connection with such projects and our background intellectual property that covers or is used in our Platform’s technology and/or such projects to further develop the projects and manufacture any resulting products in a manner consistent with BMGF’s charitable purpose, or the Global Health License. BMGF has agreed not to exercise its rights under the Global Health License until one of the following “Trigger Events” occurs; (i) a Charitability Default (described below) or (ii) we institute certain bankruptcy, insolvency or similar proceedings or we cease to conduct business in the ordinary course or are no longer a going concern.

In connection with the exercise of the licenses described above, we have agreed to take further actions, including technology transfer as would be commercially reasonable industry practice at the time to accommodate that BMGF, its sublicensees or the relevant BMGF-supported entity can effectively exercise such license and use the related technology and manufacture the relevant products.

A Charitability Default occurs if we (i) materially breach the global access commitments, which includes the failure to conduct the projects as described in the Cooperation Agreement, (ii) misuse the proceeds provided by BMGF, or (iii) fail to comply with certain U.S. legal obligations. Upon written notice that a Charitability Default has occurred, we have a 120-day cure period. If we fail to cure the default, at BMGF’s request we are obligated to (i) redeem (or cause a third-party to purchase) any of our securities that BMGF owns, and (ii) pay to BMGF the entire unpaid principal and accrued and unpaid interest on any outstanding loans from BMGF.

BMGF is entitled to appoint one director to our board and to designate one person to attend all meetings of the board in an observer capacity and receive all documents and materials that are provided to each director.

Feasibility Grant

We are also a party to a grant agreement with BMGF dated November 5, 2019, or the Grant Agreement, which sets out the terms for us to carry out the Additional Assay Projects described in the Cooperation Agreement. The purpose of the project is to accelerate the development and feasibility assessment of point of care diagnostic tests, including a low-cost active tuberculosis test, sickle cell disease test, and three tests for use in maternal and antenatal care. We have agreed to conduct and manage the project in a manner that is consistent with our commitment to disseminate knowledge and information relating to the project and increase availability and accessibility of point of care diagnostic tests. Under the terms of the Grant Agreement, BMGF has granted us $8.0 million. The proceeds of the grant must not be used for any purpose other than the project, and no more than 20% of the proceeds may be used for activities in the U.S. Any funds not used during the course of Grant Agreement must also be returned to BMGF upon expiration or termination of the Grant Agreement. Should any individuals receive compensation paid in whole or in part from the grant proceeds in return for their work on the project, we will track and record the actual time worked by these individuals. We are required to apprise BMGF of our progress against the targets and/or milestones mentioned above.

The feasibility grant extends to October 31, 2021. BMGF may terminate the Grant Agreement if (i) BMGF is not reasonably satisfied with our progress on the project, (ii) there are significant changes to our leadership or other factors that BMGF reasonably believes may threaten the success of the project, (iii) there is a change in our control, (iv) there is a change in our tax status, or (v) we fail to comply with the terms of the Grant Agreement.

Note Purchase Agreement

We have borrowed $18.0 million from the BMGF pursuant to a note purchase agreement dated October 17, 2019, or the unsecured loan. The unsecured loan is evidenced by an unsecured subordinated promissory note, accrues interest at the rate of two percent per annum and is subject to default if certain commitments made in the Cooperation Agreement relating to the development of the V7 Diagnostic instrument are not met, in addition to customary events of default. Unless otherwise extended and subject to any event of default (as detailed in the note purchase agreement), payments are due quarterly and the unsecured loan matures on October 15, 2024.

The indebtedness evidenced by the promissory note ranks (i) pari passu in right of payment to the 2019 convertible notes and the 2020 convertible note), and (ii) subordinated to all amounts owed to the holders of senior indebtedness (as described in the note purchase agreement).

While the promissory note is outstanding, we have agreed that we will not pay certain distributions, dividends or undertake returns of capital, without the prior consent of the BMGF, among other courses of action detailed in the unsecured loan.

CVS Exclusivity Agreement

On August 3, 2018, we entered into a supply agreement with CVS, or the CVS Exclusivity Agreement, pursuant to which we granted to CVS the exclusive right to purchase and use our Platform (or any components thereof, including the embedded software) in medical clinics located in retail stores and retail pharmacy businesses, or the Exclusive Field, in the United States and its territories, or the Territory. Such exclusivity continues until one year following the date on which we provide to CVS notice that: (i) we have launched at least one of the 11 products listed in the CVS Exclusivity Agreement, which does not include COVID-19 tests, for use with our Platform; (ii) all regulatory approvals have been obtained to perform and commercialize the relevant product(s), and (iii) we are in a position to supply commercially reasonable quantities of the Platform under mutually agreed supply and quality agreements, or the Exclusivity Period. As of July 31, 2020, we have not yet provided such notice to CVS.

We have also granted to CVS the non-exclusive right, during the Exclusivity Period, to purchase and use the Platform in the field of home services for infusion and home dialysis in the United States, or the Non-Exclusive Field.

We have agreed to use our commercially reasonable efforts to obtain the regulatory approvals (on a CLlA-waived basis) required for the commercialization of at least ten of the products listed in the CVS Exclusivity Agreement in the Exclusive Field in the Territory within the first 24 months from August 2018. Due to the onset of the COVID-19 pandemic, our primary focus has been on obtaining the approvals required to commercialize our SARS-CoV-2 tests and our other research and development programs have experienced delays. Therefore, obtaining certain of the approvals set out in the CVS Exclusivity Agreement will be delayed.

Prior to the launch of the first commercial supply of products to CVS, we and CVS are obligated to negotiate in good faith the terms of a supply agreement and quality agreement. The supply agreement will grant CVS a license to sell and provide commercial testing services to its customers using the Platform in the Exclusive Field and Non-Exclusive Field in the Territory. Such license will expire at the end of the Term (as defined below). We retain ownership of all intellectual property developed under the CVS Exclusivity Agreement, including rights in any new features and functionality developed for the Platform, as well as all regulatory filings that relate to the Platform.

The CVS Exclusivity Agreement will expire at the end of the Exclusivity Period, or the Term, unless earlier terminated. CVS may terminate the agreement at any time by providing us with written notice. The CVS Exclusivity Agreement may also be terminated by either party: (i) if the other party materially defaults in the performance of its duties, subject to a 90-day cure period; (ii) if there is a material breach of the agreement or the supply agreement that cannot be cured; (iii) if the other party becomes insolvent; or (iv) if there is a force majeure event and the other party cannot perform its duties under the agreement within three months of the event.

CVS Purchase Agreement

On August 14, 2020, we entered into a purchase agreement with CVS, or the CVS Purchase Agreement, pursuant to which we committed to make a minimum monthly quantity of our Instrument and SARS-CoV-2 test strips, as well as ancillary equipment such as collection supplies necessary to administer the SARS-CoV-2 antigen and antibody tests, available to CVS in the U.S. Our initial minimum monthly commitment to CVS will be a significant portion of our supply through to the end of 2020, under current manufacturing expectations. CVS is not obligated to make any minimum purchases under the CVS Purchase Agreement. Any purchases made by CVS are subject to the terms of the CVS Purchase Agreement. Subject to certain conditions being met, we have also agreed that CVS will receive the best price as compared to any of our other POC customers in the U.S.

All obligations under the CVS Purchase Agreement are subject to us obtaining and maintaining the regulatory approvals required for the use of our Instrument and SARS-CoV-2 test strips in patient care settings outside of the clinical laboratory environment, other than U.S. Federal or state government agencies.

The CVS Purchase Agreement continues through December 31, 2021 and may be renewed or extended for an additional period of time by written agreement of the parties.

Flextronics—Manufacturing Services Agreement

On October 18, 2017, we entered into a manufacturing services agreement, or MSA, with Flextronics Medical Sales and Marketing, Ltd, or Flextronics, pursuant to which Flextronics has agreed to perform manufacturing, assembling and testing services, and to procure and supply the relevant materials, for the production of our Instrument.

The MSA had an initial two-year term and now automatically renews for successive one-year terms. Either party may terminate the MSA upon six months’ written notice to the other prior to the end of the then-current term that it does not intend to renew the MSA at the end of the term. The MSA may also be terminated by either party if: (i) the other party defaults on any payment, subject to a 14 day cure period, (iii) the other party materially defaults in its performance of its duties under the MSA, subject to a 30-day cure period, (iv) the other party becomes insolvent; or (v) there is a force majeure event and the other party cannot perform its duties under the MSA within 90 days of the event.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover our Platform technologies, including our Instrument and test strips, and the use of the foregoing in clinical assays, and other inventions that are important to our business. We also protect other valuable aspects of our business as confidential know-how, and if eligible, as trade secrets.

Our commercial success depends in part upon our ability to obtain and maintain patent and other protection for commercially important technologies, inventions, trade secrets and know-how related to our business; defend and enforce our intellectual property rights, particularly our patent rights; preserve the confidentiality of our trade secrets and know-how; and operate without infringing upon the intellectual property rights of others.

The patent positions for diagnostic companies like ours are generally uncertain and can involve complex legal, scientific and factual issues (see, for example, the Intellectual Property Risk Factors). In addition, the regional or national patent offices worldwide can require the scope of claims pending in a patent application to be significantly reduced or otherwise changed in order to obtain grant of a patent; and the scope, meaning, validity, and/or enforceability of granted claims can be challenged in a variety of proceedings. As a result, we cannot guarantee that any of our Platform technologies, including our Instrument, test strips, and clinical assay products will be protected or remain protectable by enforceable patents. We cannot predict whether any particular patent application that we are currently pursuing in any particular jurisdiction will be granted as a patent or whether the claims of any patents we obtain will sufficiently exclude competitors from making, using, or selling our inventions. Nor can we guarantee that third parties will not circumvent our patent claims by designing around them.

Our patent portfolio consists of patent families assigned to our subsidiaries LumiraDx UK, Ltd. and SureSensor, and includes granted U.S. and ex-U.S. patents, pending provisional or priority applications filed in the U.S. or the U.K., pending U.S. and ex-U.S. patent applications that are undergoing or will undergo substantive examination, and applications filed under the Patent Cooperation Treaty, or PCT, from which we will be able to pursue regional or national phase patent applications that will be subject to substantive examination. We will continue to file additional patent applications as we deem appropriate and of commercial value.

As of July 29, 2020, our patent estate includes at least 10 U.S. patents, at least 50 foreign patents, seven pending U.S. non-provisional patent applications, four pending PCT patent applications, at least 70 pending foreign patent applications, and nine pending U.S. provisional applications relating to our Platform technologies, clinical assays, and related technologies, for example, assay formats or protocols that we may implement on our test strips. We have filed patent applications in six patent families, which are discussed in more detail below, that relate to more current aspects of our Platform technologies and clinical assays, but those patent filings are still at an early stage of examination or have not yet entered into examination. We have one granted patent in Europe in the first patent family and we will continue to seek patent protection in other jurisdictions for this family, as well as for the other patent families as appropriate.

We own five families of patent applications, at different stages of filing and prosecution, directed to our Platform technologies, that seek to protect various aspects of our Instrument, test strips, and other technologies generally applicable to our various strip assays. Once such patent family has a granted European patent (which is being validated in the U.K., Germany, France, and Italy) and applications pending in the U.S., the European Patent Office, Canada, Mexico, and a number of countries in Asia; the claims in this family are directed to various aspects of our Instrument and test strips. The term of the validated patents in the U.K., Germany, France, and Italy will expire, and the term of any patents granted on the noted applications would expire in 2037, in each case subject to the timely payment of the requisite annuities or other renewal fees. A second patent family contains a PCT application that is directed to certain aspects of the magnetic capture technologies implemented in our Instrument. We expect to pursue one or more regional or national stage applications based on this PCT application; the terms of any patents resulting from such regional or national stage applications would expire in 2039, in each case subject to the timely payment of the requisite annuities or other renewal fees. A third patent family contains pending U.S. provisional patent applications directed to additional features of our Instrument and test strip technologies, including specific embodiments of our SARS-CoV-2 tests; any non-provisional patent application or PCT application claiming priority to these provisional applications must be filed in 2021, and the term of any resulting patents based on these filings would expire in 2041, in each case subject to the timely payment of the requisite annuities or other renewal fees. We also have two families of patent applications pending in the U.S., other North American countries, the European Patent Office, and countries in Asia, directed to our STAR nucleic acid amplification system; the terms of any patents granted in these families would expire in 2037 or 2039, in each case subject to the timely payment of the requisite annuities or other renewal fees. We plan to seek patent protection for other aspects of our Platform technologies as they are developed.

With regard to our clinical assays, we have applied for and, if available, will continue to apply for, patent protection for the assays that will be implemented on our Platform. We have a patent family containing a pending PCT application directed to our PT/INR test, and we expect to pursue one or more regional or national stage applications based on this PCT application; the terms of any patents resulting from such regional or national stage applications would expire in 2039, in each case subject to the timely payment of the requisite annuities or other renewal fees. As noted above, the third Platform patent family seeks to protect certain features of our SARS-CoV-2 tests; any non-provisional patent application or PCT application claiming priority to the provisional applications must be filed in 2021, and the term of any resulting patents based on these filings would expire in 2041, in each case subject to the timely payment of the requisite annuities or other renewal fees.

In most countries worldwide, the term of a utility patent expires 20 years from the earliest effective non-provisional filing date, subject to the timely payment of the requisite annuities or other renewal fees.

We protect other valuable aspects of our business as confidential know-how, and, if eligible, as trade secrets. For example, we protect certain aspects of our manufacturing processes as trade secrets. Although trade secret protection does not expire as long as the protected information is kept secret from the public, it can be challenging to maintain such efforts. We take business-reasonable steps to protect our trade secrets and other confidential proprietary information, including by physically restricting access to our premises and physically and/or electronically securing our confidential information, as well as by requiring our employees, consultants, scientific advisors, contractors and commercial partners to execute non-disclosure agreements. However, third parties may independently develop the subject matter of trade secrets that we hold, in which case we have no remedy if such parties should use such subject matter in furtherance of their own commercial interests. Further, while the law may provide remedies against third-party misappropriation or other unlawful access to our trade secrets and other proprietary information, such remedies may be difficult to obtain in practice and may not make our business whole even if successfully obtained. As a result, we may be unable to meaningfully protect or derive the full benefit of our trade secrets and other valuable proprietary information.

Government Regulation

Regulation

Our POC diagnostic system and tests are highly regulated IVDs. In addition, we are subject to a variety of regulations and industry standards worldwide governing, among other things, data privacy, distribution of our products and patents and trademark licensing.

The key U.S. and European regulations that are applicable to our business are discussed in more detail below. Whether or not we obtain FDA clearance or approval or a CE Mark for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the use of a diagnostic or other product in those countries. The requirements and processes governing patient consents, product registration and pricing vary from country to country.

U.S. Regulation

Our business is subject to and impacted by extensive and frequently changing laws and regulations in the U.S. at both the federal and state levels. These laws and regulations include those particular to our business and laws and regulations relating to conducting business generally. We also are subject to inspections and audits by governmental agencies. Set forth below are highlights of the key U.S. regulatory schemes applicable to our business.

FDA

In the U.S., medical devices, including IVDs, are subject to extensive regulation by FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device development, testing, labeling, storage, premarket clearance or approval, advertising and promotion, reporting, and product sales and distribution. To be commercially distributed in the U.S., medical devices must receive from FDA prior to marketing, unless subject to an exemption, either approval of a PMA (for most Class III devices), clearance of a 510(k) premarket notification or classification pursuant to a de novo submission.

IVDs are types of medical devices that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs.

Emergency Use Authorizations

The Secretary of Health and Human Services may authorize unapproved medical products, including IVDs, to be marketed in the context of an actual or potential emergency that has been designated by the government. The COVID-19 pandemic has been designated such a national emergency. After an emergency has been announced, the Secretary of Health and Human Services may authorize the issuance of, and the FDA Commissioner may issue EUAs for the use of specific products based on criteria established by statute, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product-specific. An EUA terminates when the emergency determination underlying the EUA terminates. An EUA is not a long-term alternative to obtaining FDA approval, licensure, or clearance for a product. FDA may revoke an EUA where it is determined that the underlying health emergency no longer exists or warrants such authorization, so it is not possible to predict how long an EUA may remain in place.

FDA issued its Policy for Coronavirus Disease-2019 Tests During the Public Health Emergency which described a policy for commercial manufacturers that seek to develop and distribute diagnostic test kits to detect the SARS-CoV-2 virus to clinical laboratories or to healthcare workers for testing. Unless and until an EUA is issued that authorizes additional testing environments for a specific test, under CLIA, use of that test is limited to laboratories certified to perform high complexity testing, including testing at the POC when the site is covered by the laboratory’s CLIA certificate for high-complexity testing. In light of the increasing numbers of COVID-19 cases throughout the country and the urgent need to expand the nation’s capacity for COVID-19 testing during the public health emergency, FDA has stated that it does not intend to object to a commercial manufacturer’s development and distribution of SARS-CoV-2 test kits for specimen testing for a reasonable period of time, where the test has been validated and while the manufacturer is preparing its EUA request, where the manufacturer gives notification of validation to FDA and where the manufacturer provides instructions for use. This same policy also applies for commercial manufacturers that seek to develop and distribute serology tests that identify antibodies to SARS-CoV-2 from clinical specimens. This policy does not apply to at-home testing, including at-home specimen collection.

FDA premarket clearance and approval requirements

The FDCA classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Many Class I devices are exempt from FDA premarket review requirements. Class II devices, including some software products to the extent that they qualify as a device, are deemed to be moderate risk, and generally require clearance through the premarket notification, or 510(k), process in order to be commercially distributed. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices typically require approval of a PMA by FDA before they are marketed. A clinical study is almost always required to support a PMA application and is sometimes required for 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with any applicable FDA and Institutional Review Board requirements. Devices that are exempt from FDA premarket review requirements must nonetheless comply with general post-market controls as described below, unless FDA has chosen to exercise enforcement discretion and not regulate them.

510(k) clearance pathway

To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to FDA’s satisfaction that the proposed device is “substantially equivalent” to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. FDA’s 510(k) clearance pathway usually takes from three to 12 months, but it can take longer, particularly for a novel type of product.

Before FDA will accept a 510(k) submission for substantive review, FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If FDA determines that the 510(k) submission is incomplete, FDA will issue a “Refuse to Accept” letter which generally outlines the information FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information within 180 days before FDA will proceed with additional review of the submission. Once the 510(k) submission is accepted for review, by regulation, FDA has 90 calendar days to review and issue a determination. As a practical matter, clearance often takes longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, due to a finding of a lack of a predicate device, that the device has a new intended use or different technological characteristics that raise different questions of safety or effectiveness when the device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the ‘‘de novo’’ process,. If FDA determines that the information provided in a 510(k) is insufficient to demonstrate substantial equivalence to the predicate device, FDA generally identifies the specific information that needs to be provided so that FDA may complete its evaluation of substantial equivalence, and such information may be provided to the 510(k) within the time allotted by FDA or in a new 510(k) should the original 510(k) have been withdrawn.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. Many minor modifications today are accomplished by a ‘‘letter to file’’ in which the manufacturer documents the rationale for the change and why a new 510(k) is not required. However, FDA may review such letters to file to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

De novo pathway

For novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device, a manufacturer may request a risk-based classification determination for the device in accordance with the “de novo” classification process. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from FDA that the device was not substantially equivalent or a manufacturer may request de novo classification directly without first submitting a 510(k) premarket notification to FDA and receiving a not substantially equivalent determination. FDA is required to classify the device within 120 days following receipt of the de novo application, although in practice, FDA’s review may take significantly longer. During the pendency of FDA’s review, FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls, which often include labeling and other restrictions, that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, FDA may reject the de novo request for classification if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, FDA will grant the de novo request for classification. When FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification. The de novo route is less burdensome than the PMA process. The de novo route has been used for many IVD products.

PMA pathway

Class III devices require PMA approval before they can be marketed. The PMA pathway requires proof of the safety and effectiveness of the device to FDA’s satisfaction. The PMA pathway is costly, lengthy and uncertain. A PMA application must provide extensive preclinical study and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of its PMA review process, FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.

Post-market regulation

After a device, including a device exempt from FDA premarket review, is placed on the market, numerous regulatory requirements apply. These include establishment registration and device listing, the QSR, labeling regulations and prohibitions against the promotion of investigational products or “off-label” uses of cleared or approved products, clearance or approval of product modifications to 510(k)-cleared devices, the Medical Device Reporting regulation (which requires that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), the Reports of Corrections and Removals regulation (which requires manufacturers to report product removals and field actions to FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA), and post-market surveillance activities and regulations.

Additionally, the manufacturing facilities may be subject to periodic unannounced inspections by government authorities to ensure compliance with QSR and other laws. QSR governs the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting or refusing inspection by FDA may lead to a product being deemed to be adulterated.

Advertising and promotion of medical devices, in addition to being regulated by FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In general, if FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

FDA has broad regulatory compliance and enforcement powers. If FDA finds a violation, it can institute a wide variety of compliance or enforcement actions, ranging from an untitled or public warning letter to more severe sanctions such as fines, injunctions and civil penalties; recall or seizure of products; operating restrictions and partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; reclassifying devices subject to 510(k) clearance; withdrawing PMAs already granted; and criminal prosecution.

Clinical Laboratory Improvements Amendments

Our IVD devices also are subject to the CLIA and its implementing regulations in the U.S., which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. A laboratory is broadly defined to include any facility that performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. The regulations promulgated under CLIA establish three levels of IVD tests: (1) waived; (2) moderately complex; and (3) highly complex. When a test is categorized as waived, it may only be performed by laboratories that have a Certificate of Waiver.

Tests that are waived by the CLIA regulations are automatically categorized as waived following 510(k) clearance or PMA approval. Otherwise, following clearance or approval, FDA will classify the IVD in accordance with the CLIA regulations. Manufacturers of clinical laboratory test systems, such as IVDs, that are categorized as moderate complexity according to the CLIA categorization criteria may request categorization of the text as waived through a CLIA Waiver by Application submission to FDA. . Waived tests are simple laboratory examinations and procedures that have an insignificant risk of an erroneous result, including those that (A) employ methodologies that are so simple and accurate as to render the likelihood of erroneous results negligible or (B) FDA has determined pose no reasonable risk of harm to patients if the examinations or procedures are performed incorrectly. These tests are waived from regulatory oversight of the user other than the requirement to follow the manufacturer’s labeling and directions for use.

Federal Communications Commission

Our products contain radio communicating transmitters, which are subject to regulations enforced by the Federal Communications Commission. Such regulations regulate radio transmissions and ensure that radio emitting devices do not degrade or interfere with public transmissions or the public telecommunications network.

HIPAA and the HITECH Act

Under the administrative simplification provisions of HIPAA, as amended by the HITECH Act, the U.S. Department of Health and Human Services issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of protected health information used or disclosed by healthcare providers and other covered entities and their business associations. The regulations with which we are required to comply have been issued in final form under HIPAA and include: privacy regulations, security regulations and standards for electronic transactions, which establish standards for common healthcare transactions. The privacy and security regulations were extensively amended in 2013 to incorporate requirements from the HITECH Act.

The privacy regulations establish restrictions on the use and disclosure of protected health information by healthcare providers and other covered entities and their business associates. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a covered entity, including the right to access or amend certain records containing protected health information, or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain protected health information security breach notification requirements. A covered entity must notify affected individual(s) and the United States Department of Health and Human Services, and a business associate must notify its respective covered entity, when there is a breach of unsecured protected health information. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts. The HIPAA privacy and security regulations establish a uniform federal “floor” that covered entities and their business associates must meet and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information.

These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information, failure to safeguard protected health information, or failure to notify of a breach of protected health information. Additionally, to the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and the HITECH Act, payments to us may be delayed or denied.

United States Federal and State Fraud and Abuse Laws

In the United States, there are various fraud and abuse laws with which we must comply and we are potentially subject to regulation by various federal, state and local authorities, including CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. We also may be subject to foreign fraud and abuse or similar laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully offering, paying, soliciting or receiving remuneration (including any kickback, bribe, or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or purchasing, leasing, ordering, recommending or arranging for the purchase, lease, arrangement, recommendation or order of, any good, facility, item, or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition to the administrative simplification regulations discussed above, HIPAA also created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors, or obtaining, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private). A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact, or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it.

Finally, another development affecting the healthcare industry is the increased enforcement of the FCA and, in particular, actions brought pursuant to the FCA’s “whistleblower” or qui tam provisions. The federal civil and criminal false claims laws, including the FCA and civil monetary penalty laws impose liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to, or approval by Medicare or Medicaid, or other federal governmental payor programs; or knowingly makes, uses, or causes to be made or used, a false record or statement material to a false, fictitious or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly conceals or knowingly and improperly avoids, decreases or conceals an obligation to pay money to the federal government. The qui tam provisions of the FCA allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus significant civil penalties for each false claim. These civil penalties are adjusted for inflation periodically.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

Physician Referral Prohibitions

Under a United States federal law directed at “self-referral,” commonly known as the “Stark Law,” there are prohibitions, with certain exceptions, on referrals for certain designated health services, including laboratory services, that are covered by the Medicare and Medicaid programs by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. The prohibition also extends to payment for any testing referred in violation of the Stark Law. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to significant civil monetary penalties per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states have comparable laws that are not limited to Medicare and Medicaid referrals.

Other United States Regulatory Requirements

Our laboratories are subject to United States federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste.

The U.S. Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

The U.S. federal Physician Payments Sunshine Act created under the ACA, and its implementing regulations, require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information related to direct or indirect payments or other transfers of value made to physicians defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will be extended to include payments and transfers of value made in the previous year to certain non-physician providers, such as physician assistants and nurse practitioners.

European Regulation

European sales of IVDs, are subject to the European regulatory framework. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Set forth below are highlights of the key European regulatory schemes applicable to our business.

European Conformity Marking (“CE Mark”) and Certifications

In order to place an IVD, or an accessory to an IVD, on the market in the European Union/European Economic Area, the device must be designed, developed, manufactured, and marketed in compliance with the relevant legal framework. Currently, IVDs must be compliant with Directive 98/79/EEC, or the Directive; however, from May 26, 2022 Regulation (EU) 2017/746, or the Regulation will replace the Directive. While the new Regulation will have direct effect in all European Union countries, the Directive required national implementing legislation in each country, which had historically led to some variation in the regimes in each country.

Prior to May 26, 2022, IVDs that have been assessed for conformity with the requirements of the Directive, including notably the “essential requirements” set out in Annex I of the Directive, are entitled to bear a CE Mark indicating that the device conforms to the standards required by the Directive. IVDs that have been CE marked may be placed on the market throughout the Member States of the European Union and the European Economic Area, and other countries that comply with or mirror the Directive.

The method of assessing conformity of IVDs will depend on the type and classification of the IVD. For IVDs that are in the lowest risk classification (meaning that they do not appear in the list set out in Annex II of the Directive nor are they used for the purpose of self-testing by the user/patient), the manufacturer can self-assess that the IVDs comply with the essential requirements in the Directive without any review or intervention by any regulatory body and/or third-party. In doing so, the manufacturer must comply with Common Technical Specifications adopted by the European Commission for certain diagnostic tests, unless they can justify not doing so. The manufacturer may choose to comply with harmonized technical standards adopted by European standards bodies. Although compliance with these standards is not mandatory, compliance raises a presumption of conformity with the essential requirements that each standard addresses.

Once the manufacturer has gathered the technical documentation necessary to demonstrate this in the form of a technical file, it must draw up a declaration of conformity and can then affix a CE Mark to the device and place it on the market. The only additional requirements are (i) that the manufacturer (or its authorized representative if the manufacturer is outside the European Economic Area) must maintain a copy of the relevant technical file, so that it can be inspected by national device regulators; (ii) that the manufacturer and, where relevant, its authorized representative must register themselves and their IVDs, so that these authorities know when the products are to be marketed; and (iii) that the manufacturer must perform device vigilance to monitor the safety and performance of the IVDs on the market, reporting both adverse incidents and any field safety corrective actions, or FSCAs, to the authorities, as appropriate. Challenges by European regulatory authorities may arise subsequently if there is an issue related to the compliance, safety or performance of the device. Such challenges may arise from a routine audit or enquiry by a regulatory authority, or following device vigilance reports by the company or others, or reports of FSCAs by the company, or complaints made by competitors.

Under the Directive, any IVD that is for self-testing or that appears in Annex II (meaning that these devices cannot use the self-certification process) must have their compliance with the Directive reviewed and certified by a European Notified Body. Notified bodies are usually private, non-governmental, independent bodies that are authorized/licensed by governmental authorities to perform conformity assessments. They enter into a contractual arrangement with manufacturers to carry out the conformity assessment of IVDs. The Notified Body will review the technical documentation, including assessing the available clinical evidence, literature data for the product and any available post-market experience. There is some flexibility regarding the conformity assessment procedure the manufacturer uses. If the manufacturer decides to base its conformity assessment on an assessment of its Full Quality Assurance System (rather than a more product-focused “Type Examination”), the Notified Body will also perform an audit of the manufacturer’s quality system against an international standard, EN ISO 13485:2016. If the Notified Body deems the IVD (and where applicable the manufacturer’s quality system) conforms to the Directive it will issue a certificate of conformity for the device and, where applicable, a certificate of conformity for the manufacturer’s quality system, which the manufacturer can use as the basis for its declaration of conformity, then affix a CE Mark and thus place the IVD on the market in the European Union/European Economic Area.

On May 26, 2017 the Regulation entered into force and, from May 26, 2022, the Regulation will apply and will replace the Directive. From that date, IVDs should have been assessed for conformity with the Regulation, and should not be CE marked and placed on the market unless they are in compliance. However, the Regulation provides for a transition period that allows manufacturers or products that benefit from certificates of conformity issued by European Notified Bodies under the Directive prior to May 26, 2022 to continue to place those products on the market until May 26, 2024. Where they have been placed on the market prior to that date, they may then be distributed and supplied to end users until May 26, 2025. However, this transition period does not apply to IVDs that have undergone manufacturer self-certification nor does it to products that benefit from Notified Body certificates of conformity but where the manufacturer has made significant changes to a device since the certificate was issued. These products must be in compliance with the Regulation from May 26, 2022, or from the date of the change if that occurs prior to May 26, 2024.

As with the Directive, the Regulation requires that IVDs must undergo a conformity assessment procedure, have a declaration of conformity drawn up and bear the CE Mark before a manufacturer can place them on the European Union/European Economic Area market. However, the Regulation will up-classify many IVDs that the Directive currently allows manufacturers to self-assess and declare conformity, so that the vast majority of IVDs, including all diagnostic tests, will require a European Notified Body conformity assessment as part of the conformity assessment process. In practice, manufacturers may only be able to self-assess and declare the conformity of consumables and apparatus that are regulated as IVDs, but are not the tests themselves. The Regulation will also provide for greater use of common specifications that are presumed to be binding, unless a manufacturer can justify not doing so.

Following the U.K.’s departure from the European Union on January 31, 2020, the U.K. will continue to follow the same regulations as the European Union during a transition period until the end of 2020. During this time, access to the U.K. market will remain unaffected, as will the ability of U.K. manufacturers of IVDs to access the European Union/European Economic Area market. The U.K. has indicated that, subject to a future trade relationship being agreed between the U.K. and the European Union to the contrary, that it may diverge from the European Union system for medical device and IVD regulation. It is difficult to predict whether the U.K. will adopt new device and IVD regulations and what form they will take if it does. One possibility is the use of a new “UKCA” (United Kingdom Conformity Assessed) mark as a replacement for the European Union “CE” mark, perhaps for devices intended only for the U.K. market.

General Data Protection Regulation

The GDPR and other related privacy and data protection legislation in the jurisdictions in which we operate impose strict requirements on controllers and processors of personal data, including special protections for sensitive personal data categories, which include health and genetic information of data subjects residing in the European Union. The GDPR imposes several requirements on organizations that process such data, including: to observe core data processing principles; to comply with various accountability measures; to provide more detailed information to individuals about data processing activities; to establish a legal basis to process personal data (including enhanced consent requirements); to maintain the integrity, security and confidentiality of personal data; and to report personal data breaches. The GDPR grants individuals the opportunity to object to the processing of their personal data, allows them to request deletion of personal data in certain circumstances, and provides an individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Economic Area (or the U.K.) to the United States or other regions that have not been deemed to offer “adequate” privacy protections under their domestic laws. The GDPR may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with EU data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the requirements of the GDPR and related privacy and data protection legislation may result in a variety of enforcement measures, including significant fines and other administrative measures. The GDPR has introduced substantial fines for breaches of the data protection rules, increased powers for regulators, enhanced rights for individuals, and new rules on judicial remedies and collective redress (the maximum fine is the higher of 20 million Euros (or equivalent sterling) or 4% of the total annual worldwide turnover in the preceding financial year). We may be subject to claims by third parties, such as patients or regulatory bodies, that we or our employees or independent contractors inadvertently or otherwise breached GDPR and related data protection rules. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial fines and/or damages and could suffer significant reputational harm. Even if we are successful, litigation could result in substantial cost and be a distraction to management and other employees.

The GDPR is a complex law and the regulatory guidance is still evolving, including with respect to how the GDPR should be applied in the context of transactions from which we may gain access to personal data. Furthermore, many of the countries within the European Union are still in the process of drafting supplementary data protection legislation in key fields where the GDPR allows for national variation, including the fields of clinical research and other health-related information. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR in the medical and research fields. For example, it is not yet clear if such authorities will conduct random audits of companies subject to the GDPR or will only respond to complaints filed by individuals who claim their rights have been violated. Enforcement actions to date in other industries has resulted in significant fines and other penalties. Failure to comply with the requirements of the GDPR and the related national data protection laws of EU member states, which may deviate slightly from the GDPR, may result in material fines.

European Fraud and Abuse Laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the U.K., under the Bribery Act 2010, a bribe occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Coverage, Pricing, and Reimbursement

In the U.S., EU, and other markets, patients who seek diagnostic services and the providers performing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Accordingly, even if a medical product is authorized for marketing in a given jurisdiction, sales of such products will depend, in significant part, upon the extent to which coverage and reimbursement is provided by third-party payors. In the U.S., this includes government healthcare programs such as Medicare and Medicaid, commercial health insurers, managed care organizations, and other payors.

In the U.S., no uniform policy of coverage and reimbursement for medical products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Whether a medical product is covered, and at what price, is determined by each payor’s coverage, reimbursement and payment criteria. For example, Medicare provides coverage for items or services that are reasonable and necessary for the diagnosis of an illness, including medically necessary clinical diagnostic laboratory tests. Medicaid provides mandatory coverage for laboratory services and optional coverage (subject to state discretion) for other diagnostic services. A decision by a payor not to cover any of the IVDs we develop could reduce utilization of such products once authorized for marketing and have a material adverse effect on our sales, results of operations, and financial condition. Further, one payor’s determination to provide coverage for a product or services does not assure that such coverage will continue or that other payors will also provide coverage.

The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved, and reimbursement can vary significantly by payor, setting of care, or other factors. For example, government payor reimbursement amounts may be set forth by statute or regulation, whereas private payors may have more flexibility to set reimbursement rates. Additionally, in some settings of care such as in-patient settings, reimbursement for IVD products may be bundled with the cost of other services and not paid for separately. Such bundled payment policies could negatively impact decisions to select other diagnostic testing products over our IVD products, or vice versa.

Further, payors may adopt certain cost-containment measures that affect coverage and reimbursement amounts. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services. Companies may need to conduct expensive pharmacoeconomic studies in order to support coverage and reimbursement determinations, and even with such studies, medical products may not be considered medically necessary or cost effective. Due to these and other factors, reimbursement levels may not be adequate to enable us to maintain prices sufficient to realize an appropriate return on our investment in product development or generate revenue.

The containment of healthcare costs also has become a priority of federal, state and foreign governments as well as other third-party payors. Adoption of cost-containment measures or other policies could further limit a company’s revenue from the sale of any medical products. Coverage policies and reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a medical product that receives marketing authorization or is CE marked and placed on the market, less favorable coverage policies and reimbursement rates may be implemented or coverage may be ended in the future.

Facilities

We lease all of our facilities. Our main R&D and manufacturing operations are located in Alloa, Scotland, Stirling Scotland, San Diego, California and Waltham, Massachusetts. We lease 50,700 square feet across two sites in Scotland for R&D, manufacturing, packaging, warehousing and administrative activities. We lease 9,700 square feet in San Diego and 21,000 square feet in Waltham for R&D, manufacturing, packaging and administrative activities.

In addition, we lease facilities in the Austria, Brazil, Colombia, Germany, Italy, Japan, Norway, South Africa, Spain, Sweden, Switzerland and the U.K. for R&D, warehousing, sales and administrative activities.

Lease terms generally vary between one and five years. Our core manufacturing site in Scotland has a lease that expires in 2030 (with an early termination option in 2025).

Employees

As of August 31, 2020, we had 720 employees. Of these employees, 295 were in R&D, 175 were in manufacturing and service delivery, 89 were in sales and marketing and 161 were in general and administrative functions. None of our personnel are covered by a collective bargaining agreement. We consider our relationship with our employees to be positive.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. There are currently no claims or actions pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of July 31, 2020. Our executive officers are appointed by and serve at the discretion of our board of directors. Each executive officer is a full-time employee. The business addresses of our directors and executive officers are located at the corporate offices of our registered office services provider, Ocorian Trust (Cayman) Limited, which is the same as our business address: c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108. Cayman Islands. There are no family relationships between any of our executive officers or directors.

NAME	AGE	POSITION(S)
Executive Officers:
Ron Zwanziger, M.B.A.	66	Chief Executive Officer, Co-Founder, Chairman and Director
Dorian LeBlanc, M.B.A., C.P.A.	45	Chief Financial Officer
Dave Scott, Ph.D.	63	Chief Technology Officer, Co-Founder and Director
Jerry McAleer, Ph.D.	65	Chief Scientist, Co-Founder and Director
Nigel Lindner, Ph.D.	63	Chief Innovation Officer
David Walton, D.M.S.	67	Chief Commercial Officer
Peter Scheu	55	President, North American Commercial Operations
Veronique Ameye, E.M.B.A.	44	Executive Vice President and General Counsel
Pooja Pathak	43	Vice President, Platform Strategy
Tom Quinlan	58	General Manager, Health IT

Non-Employee Directors:
Donald Berwick, M.D., M.P.P.(1)	73	Director
Bruce Keogh, K.B.E., F.R.C.S., F.R.C.P.	65	Director
Lurene Joseph, M.B.A.(1)	60	Director
Lu Huang, M.D., M.B.A.	46	Director
Troyen Brennan, M.D., M.P.H.	65	Director
Amit Thakker, M.D.	53	Director
George Neble(1)	64	Director

(1)	Member of the Audit Committee.

Executive Officers

Ron Zwanziger, M.B.A. Mr. Zwanziger is one of our co-founders and has served as Chief Executive Officer and Chairman of the LumiraDx group, or our group, since its inception in November 2014. He has served as a member of our board of directors since September 2016 when the company was established as the parent entity of our group. Mr. Zwanziger brings strategic vision, leadership, extensive business and operating experience and deep knowledge of the industry to the company. From 2001 to 2014, Mr. Zwanziger served as Chairman, Chief Executive Officer and President of Alere Inc., a diagnostic test manufacturer, or Alere. From 1992 to 2001, he served as Chairman, Chief Executive Officer and President of Alere’s predecessor company, Inverness Medical Technology Inc., or Inverness, until the company was acquired by Johnson & Johnson. From 1981 to 1991, he served as Chairman and Chief Executive Officer of MediSense, a medical device company. Mr. Zwanziger served as a director of AMAG Pharmaceuticals Inc. from November 2006 to December 2011 and currently serves on the board of directors of several private companies. Mr. Zwanziger received a B.S. in civil engineering from Imperial College London and an M.B.A from Harvard Business School. We believe that Ron Zwanziger is qualified to serve as a director based on his experience as our co-founder and Chief Executive Officer and his experience in the medical diagnostics industry.

Dorian LeBlanc, M.B.A., C.P.A. Mr. LeBlanc has served as our Chief Financial Officer since November 2016. Mr. LeBlanc held several positions with Alere, including as Vice President of Finance, Infectious Disease Global

Business Unit from March 2013 to November 2015, and as Vice President Finance and Business Development for Asia Pacific from May 2012 to March 2015. From July 2005 to November 2007, Mr. LeBlanc served as Vice President, Finance at Camden National Corporation. From November 2003 to July 2005, Mr. LeBlanc served as controller for Pierce, a company in the Omicom group. Mr. LeBlanc received a B.A. in economics from Bowdoin College, and a M.A. in accounting and a M.B.A. from Northeastern University. Mr. LeBlanc is a licensed Certified Public Accountant in the State of Maine.

Dave Scott, Ph.D. Dr. Scott is one of our co-founders and has served as our Chief Technology Officer of the LumiraDx group since its inception in November 2014. He has served as a member of our board of directors since September 2016 when the company was established as the parent entity of our group. Dr. Scott’s scientific and management background in the diagnostics industry provides us with valuable business, research and development, manufacturing and operations expertise. Dr. Scott held several positions with Alere, including as a member of the board of directors, and as a Chief Scientific Officer from 2001 to 2013. From 1999 to 2001, he served as Chairman of Inverness until the company was acquired by Johnson & Johnson. From 1995 to 1999, Dr. Scott also served as managing director of Inverness Medical Limited. Dr. Scott received a B.S. in microbiology from University of Warwick, and a Ph.D. in biochemistry from University of Kent. We believe that Dr. Scott is qualified to serve as a director based on his experience as our co-founder and Chief Technology Officer, and his technical and scientific experience in the medical diagnostics industry.

Jerry McAleer, Ph.D. Dr. McAleer is one of our co-founders and has served as our Chief Scientist of the LumiraDx group since its inception in November 2014. He has served as a member of our board of directors since September 2016 when the company was established as the parent entity of our group. Dr. McAleer brings scientific background in the diagnostics industry, which provides us with valuable research and development expertise. Dr. McAleer held several positions with Alere, including as a member of the board of directors from 2003 to 2014, as Senior Vice President of Research & Development from 2010 to 2014, and as Vice President Research & Development and Vice President Cardiology from 2001 to 2010. From 1999 to 2001, he served as Vice President of Research & Development of Inverness until the company was acquired by Johnson & Johnson. From 1995 to 1999, Dr. McAleer served as Director of Development of Inverness Medical Limited, Inverness’ primary research and development unit. Dr. McAleer received a B.S. in chemistry, and a M.S. in photochemistry and a Ph.D. in electrochemistry from Southampton University. We believe that Dr. McAleer is qualified to serve as a director based on his experience as our co-founder and Chief Scientist and his experience in the medical diagnostics industry.

Nigel Lindner, Ph.D. Dr. Lindner has served as our Chief Innovation Officer since December 2014. He brings a unique combination of scientific, research and development, management and commercial experience to the company gained across several industries, including both professional and consumer diagnostics. From December 2011 until July 2014, Dr. Lindner served as the Global Head of Research and Development of Alere. From March 2009 to December 2011, Dr. Lindner served as Chief Executive Officer of Swiss Precision Diagnostics. From June 2007 to March 2009, he served as Vice President of Women’s Health of Inverness. Dr. Lindner received a B.S. in applied biology from University of Hertfordshire and a Ph.D. in biotechnology from Cambridge University.

David Walton, D.M.S. Mr. Walton has served as our Chief Commercial Officer since August 2014. With over 35 years of experience, Mr. Walton brings significant commercial expertise in the diagnostics industry. Mr. Walton held several positions with Alere, including as President Asia Pacific from August 2009 to September 2014, and as President Europe and Middle East and Asia Pacific from November 2007 to August 2009. Mr. Walton spent 13 years at Unilever PLC, including as Vice President International Business from 1994 to 2007, and Director International Business from 1994 to 2001. Mr. Walton received a B.S. in chemistry from the University of Manchester and a D.M.S. in management from the University of London.

Peter Scheu. Mr. Scheu has served as our President, North American Commercial Operations since August 2016. With over 30 years of healthcare experience, Mr. Scheu brings leadership, strategy development and commercial expertise across numerous provider segments. Mr. Scheu held several positions with Alere, including as President North American Commercial Operations from March 2007 to January 2016, and as Vice President and General Manager, Physician Diagnostics Group from July 2007 to December 2013. From 2004 to 2006, Mr. Scheu served as President Anatomic Pathology at Thermo Fisher Scientific. Mr. Scheu received a B.S. in finance from Miami University.

Veronique Ameye, E.M.B.A. Ms. Ameye has served as our Executive Vice President and General Counsel since February 2015. Previously, Ms. Ameye served as Senior Counsel, Global Mergers and Acquisitions, Commercial Asia Pacific at Alere from May 2007 to January 2015. Ms. Ameye has also worked as a corporate attorney at law firms in Milan, Italy and Brussels, Belgium, including NCTM Studio Legale from 2005 to 2007 and Dal and Veldekens from 2001 to 2005. Ms. Ameye received a law degree from KU Leuven in Belgium, a diplome d’étude specialisés in European law from Université libre de Bruxelles, a degree in economics, competition law from King’s College London for and a E.M.B.A. from IE- Brown University.

Pooja Pathak. Ms. Pathak has served as our Vice President, Platform Strategy since February 2020. Ms. Pathak’s experience includes bringing new innovations to market, as well as implementing integrated diagnostic and treatment programs and global public health solutions. From October 2017 to March 2019, Ms. Pathak served as Vice President Global Marketing for Infectious Disease Emerging Markets at Abbott. Ms. Pathak held several positions with Alere, including as Vice President Marketing and Business Development, Africa from September 2015 to September 2017, as Vice President Strategy and Analytics from March 2013 to August 2015 and as Vice President Connected Health from August 2012 to February 2013. From August 2010 to July 2012, Ms. Pathak served as Associate Director, Global Marketing at Novartis. Ms. Pathak received a B.S. in chemical engineering from University of Illinois at Chicago and a M.S. from Massachusetts Institute of Technology.

Thomas Quinlan. Mr. Quinlan has served as our General Manager, Health IT since October 2017. Mr. Quinlan brings extensive experience delivering large scale service platforms in the financial, telecom and health industries, as well as state-of-the-art diagnostics. From May 2017 to September 2017, Mr. Quinlan served as our Head of Engineering Product Development, and from March 2016 to April 2017 as a Manager. Previously, Mr. Quinlan served as Executive Vice President of Engineering at Fitlinxx Inc. from December 2007 to March 2016.

Non-Employee Directors

Troyen Brennan, M.D., M.P.H. Troyen Brennan has served as a member of our board of directors since November 2016. Dr. Brennan is Executive Vice President and Chief Medical Officer of CVS Caremark Corporation, a position he has held since 2008. From 2006 to 2008, Dr. Brennan served as Chief Medical Officer of Aetna Inc., where he was responsible for clinical policies, as well as the company’s full range of clinical operations, disease management programs and patient management services. From 1992 to 2006, Dr. Brennan held several positions with Brigham and Women’s Hospital, including as President and Chief Executive Officer. Dr. Brennan has also served as a Professor of Medicine at Harvard Medical School and Professor of Law and Public Health at Harvard School of Public Health. He is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Brennan received a B.S. from Southern Methodist University, a M.D. and a M.P.H. from Yale Medical School and a J.D. from Yale Law School. He also received a M.A. from Oxford University, where he was a Rhodes Scholar. Our board of directors believes that Dr. Brennan is qualified to serve as a director based on his medical and scientific experience and his knowledge of the healthcare industry.

Lurene Joseph, M.B.A. Lurene Joseph has served as a member of our board of directors since November 2016. Ms. Joseph has been a Consulting Director with various blue chip organizations on housing, regeneration, socio- economic development since 2015. From 2012 to 2015, Ms. Joseph was Chief Executive of Leeds and Partners, a publicly funded inward investment agency. From 2004 to 2012, Ms. Joseph was an Executive Director and latterly Chief Executive of the London Development Agency, or LDA, a regional body responsible for the economic growth of London including the land assembly and delivery for the London 2012 Olympics. In this position, Ms. Joseph rebuilt and reshaped the organization’s operations, driving increased outcomes with a focus on value for money, and working closely with business leaders, local authorities and with regional, national and international stakeholders. Ms. Joseph has also held various senior roles including Senior Vice President and sat on the Executive Management teams of Shell Oil Europe 1994 to 1999 and Texas Utilities Europe 1999 to 2003. In her early career, Ms. Joseph was a Research Associate at The Financial Research Centre of the University of Manchester Institute of Science and Technology. Over the last 15 years, Ms. Joseph has held various board and committees memberships with private and public sector companies. Ms. Joseph studied the Chartered Institute of Banker’s Examinations and received both a postgraduate Diploma in Business Analysis in 1984 and a M.B.A. from the University of Lancaster. Our board of directors believes that Ms. Joseph is qualified to serve as a director based on her financial and management experience.

Lu Huang, M.D., M.B.A. Lu Huang has served as a member of our board of directors since October 2018. Having joined Morningside in 2003, Dr. Lu Huang is currently in charge of Morningside Ventures’ healthcare investment activities in China. With over 15 years’ experience in the venture capital industry, she has led more than 30 healthcare/life science investments in greater China and North America, ranging from bio-pharmaceutical, medical devices and in-vitro diagnostics sectors to healthcare services and IT. Before joining Morningside, Dr. Huang served as a Marketing Associate in the Public Relations & Marketing group at Continuum Health Partners in New York City, which provides integrated healthcare management services throughout the New York metropolitan region. Our board of directors believes that Lu Huang is qualified to serve as a director based on her knowledge of the healthcare industry, her business and management experience.

Donald Berwick, M.D., M.P.P. Donald Berwick has served as a member of our board of directors since January 2018. Dr. Berwick is President Emeritus and Senior Fellow at the Institute for Healthcare Improvement, or IHI, a position he has held since December 2014. Previously, Dr. Berwick served as the founding Chief Executive Officer of IHI from 1991 to 2010. In 2015, Dr. Berwick was appointed as an international visiting fellow of the King’s Fund in the U.K. to advise on improvements on health and care in the National Health Service, or NHS, a position he still holds. In July, 2010, he was appointed by former President Barack Obama as the Administrator of the Centers for Medicare and Medicaid Services, a position he held until December, 2011. Dr. Berwick served two terms on the Governing Council of the Institute of Medicine, (now the National Academy of Medicine), from 2002 to 2007, was a member of IOM’s Global Health Board from 2002 to 2009, and served on former President Clinton’s Advisory Commission on Consumer Protection and Quality in the Healthcare Industry from 1996 to 1999. Dr. Berwick was Vice Chair of the U.S. Preventive Services Task Force (1990-1995), independent member of the American Hospital Association Board of Trustees (1996-1999), and as Chair of the National Advisory Council of the Agency for Healthcare Research and Quality (1999-2001). He has also served as Clinical Professor of Pediatrics and Health Care Policy at Harvard Medical School and Professor Health Policy and Management at the Harvard School of Public Health. He currently serves as Lecturer in the Department of Health Care Policy at Harvard Medical School. Dr. Berwick received a A.B. in social relations from Harvard College, an M.D. from the Harvard Medical School, and an M.P.P. from the Harvard Kennedy School. Our board of directors believes that Dr. Berwick is qualified to serve as a director based on his knowledge of the healthcare industry, health quality, and improvement requirements, as well as expertise in clinical medical sciences.

Bruce Edward Keogh, K.B.E., MD, F.R.C.S., F.R.C.P. Sir Bruce has served as a member of our board of directors since January 2018. He is currently chair of the Birmingham Women’s and Children’s Hospitals in the U.K., a position he has held since January 2018. Following a distinguished career as a cardiac surgeon and professor at University College London, Sir Bruce was appointed Director General in the Department of Health and Medical Director of the NHS in 2007, a role from which he migrated to the board of a new independent NHS Commissioning Board (NHS England) in 2013. As England’s most senior doctor between 2007-2018, he was responsible for overall clinical policy and strategy and innovation for the NHS. This included medical and dental care, diagnostics and pharmacy. Prior to this, he served as a Commissioner on the boards of the healthcare regulators the Commission for Health Improvement and the Healthcare Commission from 2002 to 2007. He has served as President of the Society for Cardiothoracic Surgery in Great Britain and Ireland, Secretary General of the European Association for Cardio-Thoracic Surgery, President of the Cardiothoracic Section of the Royal Society of Medicine and the board of directors of the Society of Thoracic Surgeons in the U.S. and the Council of the Royal College of Surgeons of England. Sir Bruce received a BSc and MB, BS (medical) degree and higher medical research degree from the University of London. He was knighted for services to medicine in 2003 and listed by the Sunday Times in 2014 as one of Britain’s 100 most influential people. Our board of directors believes that Sir Bruce is qualified to serve as a director based on his knowledge of the healthcare industry, health quality and improvement requirements as well as scientific and medical knowledge.

Amit Thakker, M.D. Amit Thakker has served as a member of our board of directors since October 2019. Dr. Thakker is the Executive Chairman of Africa Health Business Ltd., a position he has held since May 2015. He serves as Chairman of the Board of the Africa Healthcare Federation, a position he has held since October 2016 and in which he works closely with governments and development partners to improve overall health on the continent through transformative policies. He also serves as Chairman of the Kenya Healthcare Foundation, a position he has held since August 2015. Dr. Thakker is a founding board member of East Africa Healthcare Federation and Chairman of the East African Health Platform hosted by the East Africa Business Council and Vice-Chairman of the Private Sector Advisory Panel of the United Nations Population Fund. Dr. Thakker received a degree from Strathmore College, a MBChB in Medicine from the University of Nairobi, and an executive M.B.A. from the National Insurance Academy. Our board of directors believes that Dr. Thakker is qualified to serve as a director based on his knowledge of global health matters and primary care models in African countries.

George Neble. George Neble has served as a member of our board of directors since July 2020. From November 2012 to June 2017, Mr. Neble served as the Northeast Market Leader and Managing Partner of the Boston office of Ernst & Young LLP. From 2002 to 2012, Mr. Neble was a senior assurance partner at Ernst & Young LLP. He has served as a member of the board of directors of EverQuote, Inc. (Nasdaq: EVER) since May 2018, RGSE (OTC) since June 2019 and as a business advisor since July 2017, working with high growth and emerging technology companies. From 1978 to 2002, Mr. Neble was an Assurance Partner at Arthur Andersen serving primarily emerging and growth-oriented companies. Mr. Neble brings more than 40 years of accounting and auditing experience working with public and private companies. He is a CPA with extensive experience in accounting, SEC and financial reporting matters. Mr. Neble received a B.S. in accounting from Boston College. Our board of directors believes that Mr. Neble is qualified to serve as a director based on his knowledge of accounting and financial matters as well as audit functions.

Corporate Governance Practices

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with Nasdaq listing rules, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we intend to voluntarily follow certain Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions:

∎	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events.

∎

Exemption from Section 16 rules requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades in a short period of time, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act receive.

∎	Exemption from the Nasdaq listing requirement requiring disclosure of any waivers of the code of business conduct and ethics for directors and officers.

∎	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

∎	Exemption from the requirement that our audit committee have review and oversight over all “related party transactions”, as defined in Item 7.B of Form 20-F.

∎

Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

∎	Exemption from the requirement to have independent director oversight of director nominations.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq listing rules. Further, we must have an audit committee that satisfies Nasdaq listing rules, which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of the Nasdaq listing rules.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see the section titled “Description of Share Capital—Differences in Corporate Law”.

Composition of Our Board of Directors

Our board of directors is currently composed of ten members and will be composed of ten members immediately following the completion of this offering. As a foreign private issuer, under the listing rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that, of our ten directors, no director other than Ron Zwanziger, Dave Scott, Jerry McAleer, Lu Huang and Troyen Brennan, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these other directors is “independent” as that term is defined under Nasdaq listing rules.

The terms of our arrangements with BMGF, Morningside and CVS (which are described in further detail in the section titled “Related Party Transactions” below), grant each of BMGF, Morningside and CVS the right to appoint a director to our board of directors. Troyen Brennan is the designated director appointee of CVS, Lu Huang is the designated director appointee of Morningside and Amit Thakker is the designated director appointee of the BMGF. Under the applicable arrangements, the appointment rights shall terminate (i) in the case of BMGF or Morningside, once either party sells or no longer controls more than 25%; or (ii) in the case of CVS, once a sale or combination of sales results in it beneficially owning less than 75%, in each case of their respective initial holding of preferred shares (or ordinary shares following the conversion of such preferred shares into ordinary shares upon the completion of this offering). Morningside and BMGF are also entitled to designate one person to attend all meetings of the board in an observer capacity and receive all documents and materials that are provided to each director. The observer rights granted to Morningside and BMGF will continue following the completion of this offering.

In addition, the terms of our senior secured loan with Kennedy Lewis and certain other lenders, grant Kennedy Lewis a right to designate one person to attend all meetings of the board in an observer capacity.

In accordance with the terms of our Amended and Restated Articles that will become effective upon the completion of this offering, our board of directors will be divided into three groups designated as the Founder Directors and the Class I and Class II directors. Each of the Class I and Class II directors will serve staggered two-year terms. Upon the expiration of the term of either the Class I or the Class II directors, the directors in that class will be eligible to be re-elected for a new two-year term at the annual general meeting of shareholders in the year in which their term expires. Directors assigned to Class I will initially serve until the first annual general meeting of shareholders following the effectiveness of our Amended and Restated Articles, and directors assigned to Class II will initially serve until the second annual general meeting of shareholders following the effectiveness of our Amended and Restated Articles. Each term of a Class I or Class II director will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of the Class I and Class II directors will be distributed among the two classes so as to make the two classes as nearly as equal in number as is reasonably practicable.

The number of Founder Directors is three and will be comprised of our co-founders, Ron Zwanziger, Dave Scott and Jerry McAleer. Our Founder Directors will remain in office until a Founder Director resigns or otherwise ceases to be a director in accordance with the provisions of our Amended and Restated Articles. Any resolution to remove a Founder Director requires the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates (see the section titled “Principal Shareholders”). In the event a Founder Director retires or otherwise ceases to be a director in accordance with the provisions of our Amended and Restated Articles, the appointment of any replacement Founder Director will require the approval of Ron Zwanziger (for and on behalf of the ordinary shares held by him and his affiliates).

Upon completion of this offering:

∎	Our Founder Directors will be Ron Zwanziger, Dave Scott and Jerry McAleer;

∎	Our Class I directors will be Donald Berwick, George Neble, Lu Huang and Amit Thakker; and

∎	Our Class II directors will be Bruce Keogh, Lurene Joseph and Troyen Brennan.

The number of directors (other than any alternate directors) is at least three and is subject to any maximum number fixed from time to time by a resolution of the majority of the board of directors and the voting approval of the ordinary shares held by Ron Zwanziger and his affiliates. Directors can be appointed to the board of directors by way of an ordinary resolution or a majority decision of the board, save that any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause may be filled by a majority decision of the board only.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of Our Board of Directors

Our board of directors has one standing committee, which is the audit committee. The composition and responsibilities of the audit committee are described below. Members will serve on the audit committee until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Our audit committee consists of George Neble, Lurene Joseph and Donald Berwick, and assists our board of directors in overseeing our accounting and financial reporting processes. George Neble will serve as chairperson of our audit committee. Our audit committee consists exclusively of members of our board who are financially literate, and George Neble is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing rules. Our board has determined that all of the members of our audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Our audit committee will meet at least four times per year and oversee and review our internal controls, accounting policies and financial reporting, and provide a forum through which our independent registered public accounting firm reports. Our audit committee will meet regularly with our independent registered public accounting firm without management present. Our audit committee will be governed by a charter compliant with Nasdaq listing rules, outlining the audit committee’s responsibilities, which will include:

∎	recommending the appointment of the independent auditor to the annual general meeting of shareholders;

∎	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

∎	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

∎	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to our full board of directors on at least an annual basis;

∎	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

∎	reviewing, approving or ratifying any related party transactions.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or Code of Ethics, applicable to our and our subsidiaries’ employees, independent contractors, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Ethics is posted on our website, which is located at www.lumiradx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely as an inactive textual reference.

Compensation of Management Team and Directors

For the year ended December 31, 2019, the aggregate of cash compensation accrued or paid and benefits in kind provided to the members of our board of directors and our management team for services in all capacities was $2,514,385 (mainly comprised of salary paid to the management team). In addition, we provided an equity grant of 1,700 options to Pooja Pathak on July 6, 2019 at an exercise price of $1,269.283, exercisable in equal installments over a four year period from date of grant. Other than option grants, the members of our board of directors are not compensated for their service to the company. In addition to the amounts described above, the total amount accrued to provide pension, retirement or similar benefits for our officers for the fiscal year ended December 31, 2019 was $95,144.

Agreements with our Management Team

In part, the compensation amounts described above are paid pursuant to offer letters with each management team member located in the U.S. (Ron Zwanziger, Thomas Quinlan, Peter Scheu, Dorian LeBlanc, and Pooja Pathak) and employment agreements with each management team member located in the U.K. (Nigel Lindner, Jerry McAleer, Dave Scott, David Walton, and Veronique Ameye). The offer letters for our U.S. management team generally provide for at-will employment and eligibility to participate in our U.S.-based employee benefit plans. The employment agreements set forth for each U.K. management team member the term of the employment, eligibility to receive pension benefits according to local law, and eligibility to participate in our U.K.-based employee benefit plans. The following U.K. based management team members are entitled to a payment in lieu of notice for certain non-cause terminations: consisting of four weeks for Dave Scott and Jerry McAleer and one week for Nigel Lindner, David Walton and Veronique Ameye.

Equity Incentive Plans

Our directors and management team members received the option grants described above pursuant to the LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme, or the Consultant Plan, and the LumiraDx Limited Unapproved Option Scheme with U.S. Appendix, or the Employee Plan, and together with the Consultant Plan, the Equity Plans.

Below is a description of the principal terms of the Equity Plans:

∎

Types of Awards. The Equity Plans each permit the award of stock options over ordinary shares. Under the U.S. Appendix to the Employee Plan, incentive stock options may be issued to participants who are subject to tax in the U.S.

∎	Plan Administration. Our board of directors administers each Equity Plan and has the power to grant option awards under the Equity Plans.

∎

Award Agreement. Option awards granted under the Equity Plans are evidenced by option certificates that set forth the terms of the option including the number of shares under option, exercise price, vesting schedule and any additional conditions.

∎

Eligibility. Under the Consultant Plan, we may grant awards to consultants, non-employees who provide services to our company or an affiliate, or any prospective employee nominated by us. Under the Employee Plan, we may grant awards to any executive director or any employee of our company or an affiliate. Awards are made by the board of directors in its discretion, in consultation with the co-founders and managers, to further the interests of the company by retaining and incentivizing our management team and board members and, further, by aligning such persons’ interests with our shareholders’ interests. Individual board members do not participate in the decision regarding their own awards.

∎

Vesting Schedule. In general, the options vest 25% on the 12-month anniversary of the date of grant, 25% on the 24-month anniversary of the date of grant, 25% on the 36-month anniversary of the date of grant, and 25% on the 48-month anniversary of the date of grant. The board of directors may also specify a different vesting schedule in the relevant option certificate. Accelerated vesting is generally provided upon a sale of the company and certain reconstructions. There is no accelerated vesting on an initial public offering of the company’s shares.

∎

Exercise of Options. The board of directors determines the exercise price for each option award, which is stated in the option certificate. The vested portion of each option grant will expire if not exercised prior to the tenth anniversary of the date of grant.

∎

Leavers. If an optionholder leaves their vested options remain exercisable for a specified length of time, unless the reason for leaving is gross misconduct or a disciplinary reason, in which case the options lapse. Unvested options will lapse on leaving unless the board of directors determines otherwise.

RELATED PARTY TRANSACTIONS

The following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

∎	we have been or are to be a participant;

∎	the amount involved exceeded or exceeds $120,000; and

∎

any of our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to collectively as our related parties, had or will have a direct or indirect material interest.

Equity and Debt Financings

Series A 8% Cumulative Convertible Preferred Shares

From August 2018 to November 2018, we sold an aggregate of 212,718 preferred shares for aggregate gross proceeds of $270.0 million. The preferred shares will be automatically converted into ordinary shares on a 1:1 basis upon the completion of this offering pursuant to the terms of our current memorandum and articles of association.

The following table summarizes purchases of our preferred shares by related parties:

	SERIES A 8% CUMULATIVE CONVERTIBLE PREFERRED SHARES	TOTAL PURCHASE PRICE
Shareholder:
Morningside entities(1)	55,151	$70,002,226
Bill & Melinda Gates Foundation(2)	15,756	$19,998,823
CVS Pharmacy Inc.(3)	15,757	$20,000,092
Willard L. Umphrey and affiliates(4)	21,198	$26,906,261
Ron Zwanziger and affiliates(5)	8,352	$10,867,601
Dorian LeBlanc and affiliates(6)	212	$269,087
Veronique Ameye and affiliates(7)	208	$264,010
Peter Scheu(8)	126	$159,929

(1)	Consists of 55,151 preferred shares held by Morningside Venture Investments Limited. Lu Huang is a designated director appointee of Morningside Venture Investments Limited.

(2)	Amit Thakker, one of the members of our board of directors, is a designated director appointee of BMGF.

(3)	Troyen Brennan, one of the members of our board of directors, is a designated director appointee of CVS.

(4)	Consists of (i) 15,032 preferred shares held by Willard L. Umphrey and (ii) 6,166 shares held by Anne M. Umphrey, Mr. Umphrey’s spouse.

(5)	Consists of 8,352 preferred shares held by Zwanziger Family Ventures, LLC., an entity controlled by Mr. Zwanziger.

(6)	Consists of 212 preferred shares held by Mohawk Investment Partners, an entity controlled by Mr. LeBlanc.

(7)	Consists of (i) 98 preferred shares held by Veronique Ameye and (ii) 110 preferred shares held by Jaiventures Limited, an entity controlled by Ms. Ameye.

(8)	Consists of 126 preferred shares issued following the conversion of the 12% notes (see description below).

12% Unsecured Subordinated Loan Notes

In February 2018, we issued an aggregate of $38.3 million of 12% unsecured subordinated loan notes due February 2019, or the 12% notes. The following table summarizes purchases of the 12% notes.

TOTAL PURCHASE PRICE
Noteholder:
Willard L. Umphrey and affiliates (1)	$6,000,000
Ron Zwanziger and affiliated entities(2)	$5,000,000
Dorian LeBlanc and affiliates(3)	$150,000
Veronique Ameye and affiliates(4)	$125,000
Peter Scheu	$75,000

(1)	Consists of (i) an aggregate of $3,500,000 of 12% notes purchased by Willard L. Umphrey and (ii) an aggregate of $2,500,000 of 12% notes purchased by Anne M. Umphrey, Mr. Umphrey’s spouse.
(2)	Consists of an aggregate of $5,000,000 of 12% notes purchased by Zwanziger Family Ventures LLC, an entity controlled by Mr. Zwanziger.
(3)	Consists of an aggregate of $150,000 of 12% notes purchased by Mohawk Investment Partners, an entity controlled by Mr. LeBlanc.
(4)	Consists of an aggregate of $125,000 of 12% notes purchased by Jaiventures Limited, an entity controlled by Ms. Ameye.

In 2018, we received approval from noteholders to prepay the 12% notes and we agreed to pay the full interest due on the 12% notes through to the original maturity date. In connection with the 12% notes prepayment, we converted $35.4 million of principal and $4.3 million of interest into 31,164 preferred shares. Additionally, we paid $2.9 million of principal and $0.4 million of interest in cash to noteholders that elected not to convert the 12% notes into preferred shares. Accordingly, there are no 12% notes outstanding.

5% Unsecured Subordinated Convertible Loan Notes

In October 2019, we issued an aggregate of $75.2 million of 5% unsecured subordinated convertible loan notes due October 2024, or the 5% notes. The 5% notes accrue interest at 5% per annum, payable semi-annually in arrears. The 5% notes will automatically convert into 41,797 common shares upon the completion of this offering at a price of $1,793.38 per common share.

TOTAL PURCHASE PRICE
Noteholder:
Morningside entities(1)	$23,000,000
Willard L. Umphrey and affiliates(2)	$10,353,000
Ron Zwanziger and affiliates(3)	$3,500,000
George Neble	$150,000

(1)	Consists of an aggregate of $23,000,000 of 5% notes purchased by MVIL, LLC.
(2)	Consists of (i) an aggregate of $6,500,000 of 5% notes purchased by Willard L. Umphrey, (ii) an aggregate of $3,500,000 of 5% notes purchased by Anne M. Umphrey, Mr. Umphrey’s spouse, and (ii) an aggregate of $353,000 of 5% notes purchased by Pensco Trust Company, a retirement account of Mr. Umphrey.
(3)	Consists of an aggregate of $3,500,000 of 5% notes purchased by Zwanziger Family Ventures, LLC, an entity controlled by Mr. Zwanziger.

10% Convertible Loan Notes

In July 2020, we received commitments from certain existing shareholders and other investors to subscribe for up to $148.95 million of 10% convertible loan notes, or the 10% notes, $74.6 million of which remains available for drawdown by October 31, 2020, subject to a waiver from the lenders or the conversion of previously issued convertible loan notes into equity, as of the date of this prospectus. Outstanding 10% notes will automatically convert into                  common shares upon the completion of this offering at a price of $                 per common share.

TOTAL PURCHASE PRICE
Noteholder:
Morningside entities(1)	$29,937,765
Willard L. Umphrey and affiliates(2)	$5,056,986
Ron Zwanziger and affiliates(3)	$2,494,813

(1)	Consists of an aggregate of $29,937,765 of 10% notes purchased by MVIL, LLC.
(2)	Consists of an aggregate of $5,056,986 of 10% notes purchased by Willard L. Umphrey.
(3)	Consists of an aggregate of $2,494,813 of 10% notes purchased by Zwanziger Family Ventures, LLC, an entity controlled by Mr. Zwanziger.

Commercial Agreements

We entered into certain commercial agreements with each of BMGF and CVS, which are described in the section titled “Business—Strategic Partners and Manufacturing and Supply Agreements”.

Investor Rights Agreements

On July 17, 2018, we entered into an investor rights agreement with CVS, pursuant to which we granted CVS the right to appoint a director to our board of directors as long as CVS beneficially owns at least 75% of its initial holding of preferred shares (or ordinary shares upon conversion).

On August 8, 2018, we entered into an investor rights agreement with BMGF, pursuant to which we granted BMGF the right to appoint a director to our board of directors until BMGF sells (or no longer controls) more than 25% of its initial holding of preferred shares (or ordinary shares upon conversion). We also granted BMGF the right to appoint an observer to our board of directors. This observer right will continue following the completion of this offering.

On August 8, 2018, we entered into an investor rights agreement with Morningside, pursuant to which we granted Morningside the right to appoint a director to our board of directors until Morningside sells (or no longer controls) more than 25% of its initial holding of preferred shares (or ordinary shares upon conversion). We have also granted Morningside the right to appoint an observer to our board of directors. This observer right will continue following the completion of this offering.

Additionally, we granted each of BMGF, CVS and Morningside certain registration rights. See the section titled “Description of Share Capital—Registration Rights”.

Agreements with Our Directors and our Executive Officers

Employment Arrangements and Offer Letters

For information regarding employment arrangements and offer letters with certain of executive officers, see the section titled “Management—Compensation of Executive Officers and Directors”.

Compensation of Management Team and Directors

For information regarding the compensation paid to our executive officers and directors, see the section titled “Management—Compensation of Management Team and Directors”.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transactions with Related Companies

From time to time, in the ordinary course of our business we may contract for services from companies in which certain of our executive officers or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Related Party Transactions Policy

In connection with the consummation of this offering, we intend to adopt a written related party transactions policy requiring that such transactions be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to the related party transactions policy, the audit committee has the primary responsibility for reviewing and approving “related person transactions”, which are transactions between us and related parties in which the related party has a direct or indirect material interest. For purposes of the policy, a related party will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our voting securities, and their immediate family members.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our share capital as of June 30, 2020 for:

∎	each beneficial owner of 5% or more of our outstanding ordinary shares and common shares;

∎	each of our directors;

∎	each of our and executive officers; and

∎	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of common shares and ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all common shares and ordinary shares subject to options or other convertible securities held by that person or entity that are currently exercisable or that will become exercisable within 60 days of June 30, 2020. We did not deem these common shares and ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                 ordinary shares and                 common shares outstanding as of June 30, 2020, which include the issuance of:

∎

212,718 ordinary shares upon the automatic conversion of the preferred shares immediately upon the completion of this offering pursuant to the terms of our then current memorandum and articles of association immediately before completion of this offering;

∎	41,797 common shares issued upon the conversion of the 5% notes in accordance with their terms; and

∎	common shares issued upon the conversion of the 10% notes in accordance with their terms.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

As of June 30, 2020,                  ordinary shares, representing             % of our issued and outstanding ordinary shares, were held by                  U.S. shareholders of record. There were no common shares issued and outstanding.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is located at the corporate offices of our registered office services provider, Ocorian Trust (Cayman) Limited, which is the same as our registered address: LumiraDx Limited, c/o Ocorian Trust (Cayman) Limited, P.O. Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108, Cayman Island.

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING				% OF TOTAL VOTING POWER BEFORE THE OFFERING	SHARES BENEFICIALLY OWNED AFTER THE OFFERING				% OF TOTAL VOTING POWER AFTER THE OFFERING
	COMMON SHARES		ORDINARY SHARES			COMMON SHARES		ORDINARY SHARES
NAME OF BENEFICIAL OWNER	SHARES	%	SHARES	%		SHARES	%	SHARES	%
Named Executive Officers and Directors:
Ron Zwanziger and affiliated entities
Dorian LeBlanc
Dave Scott
Jerry McAleer
Nigel Lindner
David Walton
Peter Scheu
Veronique Ameye
Pooja Pathak
Tom Quinlan
Donald Berwick
Bruce Keogh
Lurene Joseph
Troyen Brennan
Amit Thakker
George Neble
Lu Huang
All directors and executive officers as a group (17 persons)
5% Shareholders:
USBoston Focus Funds
Morningside entities

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs following the completion of this offering and the conversion of the preferred shares are governed by our Amended and Restated Articles, the Companies Law (as amended) of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands.

As at June 30, 2020, our authorized share capital was US$10,250 divided into (1) 5,000,000 ordinary shares, par value $0.001 per ordinary share, which we refer to as ordinary shares, (2) 5,000,000 common shares, par value $0.001 per common share and (3) 250,000 preferred shares, par value $0.001 per preferred share. As of June 30, 2020, there were 373,652 ordinary shares issued and outstanding and 212,718 preferred shares issued and outstanding and no common shares in issue. All of our issued and outstanding preferred shares will convert into 212,718 ordinary shares concurrently with the completion of this initial public offering. Following completion of this offering, our authorized capital will be $                divided into (1)                 ordinary shares with a par value of $0.001 per ordinary share, (2)                 common shares with a par value of $0.001 per common share and (3)                  undesignated preference shares of such class or classes (however designated) as our board of directors may determine in accordance with the provisions of our Amended and Restated Articles.

Our Amended and Restated Articles will become effective upon completion of this offering and the conversion of the preferred shares and will replace our existing memorandum and articles of association in its entirety. The following are summaries of material provisions of our Amended and Restated Articles, as they are expected to become effective upon completion of this offering and the conversion of the preferred shares, and the Cayman Companies Law insofar as they relate to the material terms of our common shares and ordinary shares. Under our Amended and Restated Articles, our name will continue to be LumiraDx Limited.

Our register of members will continue to be maintained by Ocorian Trust (Cayman) Limited.

Ordinary Shares and Common Shares

General

In accordance with our Amended and Restated Articles, the following summarizes the rights of holders of our ordinary and common shares:

∎	all resolutions to be voted on by shareholders at an extraordinary general meeting or at an annual general meeting will be held by way of a poll;

∎	each holder of our ordinary shares is entitled to ten votes per ordinary share on matters to be voted on by shareholders;

∎	each holder of our common shares is entitled to one vote per common share on matters to be voted on by shareholders;

∎

the holders of the ordinary shares and common shares shall be entitled to receive notice of, attend, speak and vote by way of a poll at an extraordinary general meeting or at an annual general meeting (as if they were one class of shares);

∎

holders of our ordinary shares and our common shares are entitled to receive such dividends which shall be distributed pro rata (as if they were one class of shares) according to the number of ordinary and common shares held and as recommended by our directors and declared by our shareholders;

∎	all of our issued and outstanding ordinary shares and common shares are fully paid and non-assessable;

∎	our ordinary shares and common shares are issued in registered form, and are issued when registered in our register of members;

∎

our board of directors may issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares and common shares. We may not issue shares to bearer.

Dividends

The holders of our ordinary shares and common shares are entitled to such dividends as may be declared by our board of directors pro rata (equally as if they were one class of shares) according to the number of ordinary shares and common shares held. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under the Cayman Companies Law, a Cayman Islands company may pay a dividend out of either (i) profits available for distribution, or (ii) share premium or contributed surplus, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Subject to any special rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part or parts of the period in respect of which the dividend is paid.

No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company, unless otherwise provided by the terms on which such shares were issued or the provisions of a separate agreement between the holder of that share and the company. Any dividend unclaimed after a period of six years from the date such dividend became due for payment shall, be forfeited and shall revert to the company.

Any general meeting declaring a dividend may by ordinary resolution of shareholders, upon the recommendation of our board of directors, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets other than cash, and in particular of paid up shares or debentures of any other company. Our directors may, if authorized by ordinary resolution of shareholders, offer any holders of shares the right to elect to receive in lieu of a dividend an allotment of shares credited as fully paid up, subject to such exclusions as our board of directors may deem necessary or desirable.

No shareholder shall be entitled to receive any dividend or other distribution in respect of any share held by him, her or it unless all calls or other sums payable by him, her or it in respect of that share have been paid.

Voting Rights

The voting rights attaching to the ordinary shares and common shares are as follows;

∎	At any general meeting (being extraordinary general meetings and annual general meetings) all resolutions put to the vote of the meeting shall be decided by way of a poll;

∎	every holder of ordinary shares who is present in person or by proxy shall have ten votes for each ordinary share of which he is the holder;

∎	every holder of common shares who is present in person or by proxy shall have one vote for each common share of which he is the holder;

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as approving a winding up of the company, a reduction in the company’s share capital or removing a director (other than a Founder Director) for cause. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any authorized but unissued shares. Any resolution to remove a Founder Director requires the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates

Restrictions on Voting

No shareholder shall be entitled to vote at any general meeting or at any separate class meeting in respect of any shares held by him, her or it unless all calls or other sums payable by him, her or it in respect of that share have been paid.

Our board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on his, her or its shares.

Voluntary Conversion of Ordinary Shares

Each ordinary share is convertible at any time after the date that is 180 days (or at such earlier time as approved by our board of directors due to exceptional circumstances, with the prior written consent of Jefferies LLC and SVB Leerink LLC) from completion of this offering at the option of the holder into one common share.

Transfer and Conversion of Ordinary Shares

An ordinary share must be converted into a common share before being transferred unless it is a Permitted Transfer. The following transfers of ordinary shares will constitute a “Permitted Transfer” for the purposes of our Amended and Restated Articles:

∎	transfers to Privileged Relations (if being transferred by an employee) or to Family Trusts and/or nominees;

∎	transfer by a corporate shareholder to another member of its wholly owned group; and

∎	transfers to and from the Employee Trusts.

No ordinary share may be transferred (other than a Permitted Transfer) unless such ordinary shares are first converted into common shares in accordance with the terms of our Amended and Restated Articles.

Transfer of Common Shares

Subject to the restrictions contained in our Amended and Restated Articles, the Nasdaq listing rules or any relevant securities laws and the restrictions upon the common shares issued upon the conversion of the 5% notes and the 10% notes, the common shares shall be freely transferrable (without restriction) and any of our holders of common shares may transfer all or any of his, her or its common shares by an instrument of transfer in any usual or common form or any other form prescribed by                  or approved by our board of directors.

Under our Amended and Restated Articles and the terms of the 5% notes and the 10% notes, holders of common shares which are issued upon the conversion of the 5% notes and the 10% notes are subject to a 180-day lock-up period prohibiting such holders, except in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, from selling, transferring, contracting to sell or otherwise disposing of (either directly or indirectly) any of these common shares for the 180-day period following the completion of this offering. Thereafter, holders of such common shares are free to offer, sell, contract to sell or otherwise dispose of such common shares, subject to applicable law.

Subject to our Amended and Restated Articles and the Nasdaq listing rules and any rights or restrictions for time being attached to any share, the registration of transfers of shares may be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members be closed for more than 30 calendar days in any year.

Restriction on further issuance of Ordinary Shares

Our Amended and Restated Articles provides that except for the issuance of ordinary shares issuable upon the exercise of rights outstanding at the date of adoption of our Amended and Restated Articles, such as under the A Ordinary Share Option Schemes or the 2016 warrants or the 2019 warrants, no further ordinary shares can be issued.

Liquidation

On a winding up of our company, if the assets available for distribution among the holders of our ordinary shares and common shares shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among the holders of our ordinary shares and common shares (equally as if they were one class of shares) on a pro rata basis in proportion to the number of ordinary shares and common shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of our ordinary shares and common shares in proportion to the number of the ordinary shares and common shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders and any other sanction required by the Cayman Companies Law, divide among the shareholders in species or in kind the whole or any part of the assets of our company, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

Because we are an exempted company with “limited liability” company registered under the Cayman Companies Law, the liability of our shareholders is limited to the amount, if any, unpaid on the shares respectively held by them. Our Amended and Restated Articles contain a declaration that the liability of our shareholders is so limited.

Repurchase Rights

Any repurchase of our own shares by us as may be agreed with the relevant shareholders shall be approved by our board of directors in compliance with the Cayman Companies Law and our Amended and Restated Articles, and we may make a payment in respect of such repurchase in any manner authorized by the Companies Law and our Amended and Restated Articles, including out of our capital. A payment out of capital by a Cayman Islands company is not lawful unless immediately following the date on which the payment out of capital is proposed to be made the company shall be able to pay its debts as they fall due in the ordinary course of business. Only shares that are fully paid may be repurchased, and there must be at least one share remaining in issue following the repurchase.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Notwithstanding the foregoing, our board of directors may issue preferred shares, without further action by the shareholders. See “Differences in Corporate Law – Directors’ Power to Issue Shares”.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors. As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; however, our corporate governance guidelines will provide that in each year we will hold an annual general meeting of shareholders. Nasdaq listing rules require that every company listed on Nasdaq hold an annual general meeting of shareholders. In addition, our Amended and Restated Articles allow directors to call an extraordinary general meeting of shareholders pursuant to the procedures set forth in our Amended and Restated Articles. The annual general meeting shall be held at such time and place as may be determined by our board of directors. All annual general meetings and extraordinary general meetings will be chaired by the Chairman (as defined below) or a member of the board of directors.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles provide that upon the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board of directors. Our Amended and Restated Articles will provide no other right to put any proposals before annual general meetings or extraordinary general meeting.

Advance notice of at least 21 clear days is required for the convening of our annual general meeting and 14 clear days’ notice for the convening of any other extraordinary general meeting of our shareholders. All general meetings of shareholders shall occur at such time and place as determined by our directors and set forth in the notice for such meeting.

No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Class Meetings

The provisions in our Amended and Restated Articles relating to extraordinary general meetings shall apply, mutatis mutandis, to every separate extraordinary general meeting of the holders of a class of shares.

Nomination, Election and Removal of Directors

Number

We may not have less than three directors on our board of directors. We may, by ordinary resolution of the shareholders and the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates, vary the minimum and maximum number of directors from time to time.

Appointment

Our Amended and Restated Articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum will be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at the meeting. Without prejudice to the power to appoint any person to be a director by shareholder resolution, our board of directors have the power to appoint any person to be a director (other than a Founder Director), either to fill a casual vacancy or as an addition to the existing board of directors. The number of directors (other than any alternate directors) is at least three and is subject to any maximum number fixed from time to time by a resolution of the majority of the board of directors and the voting approval of the ordinary shares held by Ron Zwanziger and his affiliates.

Our Amended and Restated Articles further provide that our board of directors will be divided into three groups designated as the Founder Directors and the Class I and Class II directors. Each of the Class I and Class II directors shall serve staggered two-year terms. Upon the expiration of the term of either the Class I or the Class II directors, the directors in that class will be eligible to be re-elected for a new two-year-term at the annual general meeting of shareholders in the year in which their term expires. Directors assigned to Class I shall initially serve until the first annual general meeting of shareholders following the effectiveness date of our Amended and Restated Articles and directors assigned to Class II shall initially serve until the second annual general meeting of shareholders following the effectiveness date of our Amended and Restated Articles. Each term of a Class I or Class II director will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of the Class I and Class II directors will be distributed among the two classes so as to make the two classes as nearly as equal in number as is reasonably practicable.

Our Founder Directors will remain in office until a Founder Director resigns or otherwise ceases to be a director in accordance with the provisions of our Amended and Restated Articles. Any resolution to remove a Founder Director requires the voting approval of the ordinary shares held by Ron Zwanziger and his affiliates The number of Founder Directors is three and will be comprised of our co-founders, Ron Zwanziger, Dave Scott and Jerry McAleer. In the event a Founder Director retires or otherwise ceases to be a director in accordance with the provisions of our Amended and Restated Articles, the appointment of any replacement Founder Director will require the approval of Ron Zwanziger (for and on behalf of the ordinary shares held by him and his affiliates).

Upon completion of this offering:

∎	Our Founder Directors will be Ron Zwanziger, Dave Scott and Jerry McAleer;

∎	Our Class I directors will be Donald Berwick, George Neble, Amit Thakker and Lu Huang; and

∎	Our Class II directors will be Bruce Keogh, Lurene Joseph and Troyen Brennan.

Re-election/Removal

A director will be removed from office automatically if, among other things, the director (1) is prohibited from being a director by any applicable law; (2) dies or becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (3) is found of unsound mind; (4) resigns his or her office by notice in writing to our company; and (5) save in the case of Founder Director, that person has, for more than six consecutive months, been absent without permission of the directors from meetings of the board and the directors make a decision that that person’s office be vacated. In addition, any director, other than a Founder Director, may be removed by special resolution for cause.

Proceedings of Board of Directors

Our Amended and Restated Articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the transaction of business of the directors is two eligible directors, provided that at least one director is a Founder Director.

In addition, our Amended and Restated Articles provide that the board may from time to time at its discretion exercise all powers of our company to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Cayman Companies Law, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

Chairman

Unless otherwise agreed by the holder(s) of the majority of the ordinary shares at the relevant time with the approval of the ordinary shares held by Ron Zwanziger and his affiliates, the chairman of the board of directors will be Ron Zwanziger, or the Chairman. The Chairman has a casting vote if the numbers of votes for and against any board resolution are equal.

Directors’ Interests

The directors may authorize, to the fullest extent permitted by Cayman Companies Law, any matter proposed to them which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director shall not, save as otherwise agreed by him, be accountable to us for any benefit which he derives from any matter authorized by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

A director who is any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his interest at a meeting of the directors. Provided it is permitted by Cayman Companies Law, and provided he has disclosed to the other directors the nature and extent of his interest, a director may be a party to, or otherwise directly or indirectly interested in any contract, arrangement or proposal with the company and may participate in the meeting on which the relevant resolution is being voted upon.

If a question arises at a meeting of our board of directors or of a board committee as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be determined by a majority of votes of the remaining directors present at the meeting or if there is an equality of votes, the Chairman shall have a second or casting vote and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed.

If any question as to the right to participate in the meeting (or part of the meeting) should arise in respect of the Chairman, the question is to be decided by a decision of the directors at that meeting, for which purpose the Chairman is not to be counted as participating in the meeting (or that part of the meeting) for voting or quorum purposes.

Directors’ Fees and Remuneration

Each of the directors shall be paid a fee at such rate as may from time to time be determined by our board of directors (or for the avoidance of doubt any duly authorized board committee). For more information regarding employment agreements with certain of executive officers, see the section titled “Management — Compensation of Executive Officers and Directors”.

Each director may be paid for reasonable expenses properly incurred in connection with their attendance at and returning from meetings of the board or board committees or general meetings or separate meetings of the holders of classes of shares or of debentures and shall be paid all expenses properly incurred by him or her in the conduct of the company’s business or in the discharge of his or her duties as a director.

Inspection of Books and Records

Holders of our ordinary shares and common shares will have no general right under Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records provided that they are entitled to a copy of our Amended and Restated Articles.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

∎	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

∎	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

∎

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

∎

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Cayman Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Restrictive Provisions

Under our Amended and Restated Articles, in connection with any change of control, merger or sale of our company, the holders of our ordinary shares and common shares shall receive the same consideration with respect to their ordinary shares and common shares in connection with any such transaction.

Exempted Company

We are an exempted company with limited liability incorporated under the Cayman Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. As an exempted company, we have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, for a period of 20 years from the date of the grant of the undertaking, no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations will apply to us or our operations; and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable on or in respect of our shares, debentures or other obligations, or by way of the withholding in whole or in part of any relevant payment. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

∎

the names and addresses of our members, a statement of the shares held by each member (such statement will distinguish each share by its number (where applicable), confirm the amount paid or agreed to be considered as paid on the shares of each member, confirm the number and category of the shares held by each member and confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional);

∎	the date on which the name of any person was entered on the register as a member; and

∎	the date on which any person ceased to be a member.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out in the register (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies

Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of our common shares. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application (with or without cost to be paid the applicant) or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Our register of members will be maintained by Ocorian Trust (Cayman) Limited.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales (being the Companies Act 1985) but does not enact all of the provisions of the more recent Companies Act of England and Wales (being the Companies Act 2006). In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States

Mergers and Similar Arrangements

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Cayman Companies Law subject to certain exemptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders provided that a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged (unless that shareholder agrees otherwise). For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Dissent rights do not extend to shares for which an open market exists on a recognized stock exchange or share quotation system.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

∎	the statutory provisions as to the required majority vote have been met;

∎

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

∎	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

∎	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

∎	an act that is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

∎	an act that, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) that has not been obtained; and

∎	an act that constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Amended and Restated Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Amended and Restated Articles

Our Amended and Restated Articles will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms. Such provisions include:

∎

Dual Class Stock. As described above in the subsection titled “Voting Rights”, our Amended and Restated Articles will continue to provide for a dual class structure, which will provide our founders and current ordinary shareholders with significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.

∎

Board of Directors Vacancies. Our Amended and Restated Articles will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by an ordinary resolution adopted by the shareholders and the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. These provisions would prevent a shareholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

∎

Classified Board. Our Amended and Restated Articles will provide that our board of directors is classified into three classes of directors (being the Founder Directors, the Class I directors and the Class II Directors). A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors”.

∎

Shareholder Action; Special Meeting of Shareholders. Our Amended and Restated Articles will provide that our shareholders may not take action by written consent, but may only take action at annual or extraordinary general meetings of our shareholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended and Restated Articles or remove directors without holding a meeting of our shareholders called in accordance with our Amended and Restated Articles. Our Amended and Restated Articles will further provide that special meetings of our shareholders may be called only by shareholders holding not less than one-third of the voting rights who are entitled to vote at general meetings. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our Amended and Restated Articles will provide no other right to put any proposals before annual general meetings or extraordinary general meeting. These provisions might delay the ability of our shareholders to force consideration of a proposal or for shareholders controlling a majority of our share capital to take any action, including the removal of directors.

∎

Founder Directors. Our Amended and Restated Articles will continue to provide that any resolution to remove a Founder Director requires the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. This provision would prevent shareholders from removing any of the Founders Directors from their respective positions on the board who we consider as being fundamental to the running and continued development our business.

∎

Class I and Class II Directors Removed Only for Cause. Our Amended and Restated Articles will provide that shareholders may only remove the Class I and Class II directors for cause by way of passing a special resolution.

∎

Issuance of Undesignated Preferred Shares. Our board of directors has the authority, without further action by the shareholders, to issue up to                undesignated preferred shares with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued preferred shares would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the transaction was procedurally fair and provided fair value to the corporation.

As a matter of Cayman law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Articles, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

While the Delaware General Corporation Law does not provide shareholders with an express right to put any proposal before the annual meeting of shareholders, under applicable common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the organizational documents, and shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles allow our shareholders holding not less than one-third of the voting rights entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our shareholders may propose only ordinary resolutions to be put to a vote at such meetings and shall have no right to propose resolutions with respect to the election, appointment or removal of directors. Our Amended and Restated Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our Amended and Restated Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles, a director will be removed from office automatically if, among other things, the director (1) is prohibited from being a director by any applicable law; (2) dies or becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (3) is found of unsound mind; (4) resigns his or her office by notice in writing to our company; and (5) save in the case of Founder Director, that person has, for more than six consecutive months, been absent without permission of the directors from meetings of the board and the directors make a decision that that person’s office be vacated. The Class I and Class II directors can also be removed for cause by way of the shareholders passing a special resolution. A Founder Director can only be removed from office on a resolution being proposed which is approved by the shares held by Ron Zwanziger and his affiliates.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law, our company may be voluntarily wound up upon the shareholders passing a special resolution (being two-thirds of the total voting rights). In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Law and our Amended and Restated Articles, if our share capital is divided into more than one class of shares, we may materially and adversely vary the rights attached to any class only with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law and our Amended and Restated Articles, our Amended and Restated Articles may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our Amended and Restated Articles, our board of directors is empowered to issue or allot shares or grant options or warrants and analogous equity-based rights with or without preferred, deferred, qualified or other special rights or restrictions. In particular, pursuant to our Amended and Restated Articles, our board of directors has the authority, without further action by the shareholders, to issue all or any part of our capital and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions therefrom, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common shares.

Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in the best interest of our company, such preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares.

Inspection of Books and Records

Holders of our ordinary shares and common shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”. Stockholders of a Delaware corporation have the right to inspect the books and records of the corporation and the stock ledger for any proper purpose under the Delaware General Corporation Law, and a stockholder list must be available for inspection at annual and special meetings of the stockholders.

Registration Rights

Investors’ Rights Agreements

After the effectiveness of the registration statement of which this prospectus forms a part, certain holders of our ordinary shares (being the ordinary shares that are issued following the conversion of the preferred shares pursuant to the Preferred Share Conversion) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in investors’ rights agreements that we entered into with certain holders of our preferred shares as part of the 2018 Funding Round, or the Investors Rights Agreements. We have entered into Investors’ Rights Agreements with each of the BMGF dated August 8, 2018, CVS dated July 17, 2018, DH Diagnostics LLC dated October 12, 2018, Morningside dated August 8, 2018 and Thermo Fisher Scientific Inc dated August 15, 2018.

The registration rights set forth in the Investors’ Rights Agreements will expire three years following the effectiveness of the registration statement of which this prospectus forms a part, or, with respect to any particular shareholder, when such shareholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of our common shares and is able to sell all of its registrable securities, as defined in the relevant Investors’ Rights Agreements, without registration pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees, not to exceed $50,000, of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, the holders of approximately 92,106 of our ordinary shares will be entitled to certain demand registration rights. At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 50% of these shares then outstanding (or a lesser percent if the aggregate offering price, would exceed $15 million (net of underwriting discounts and commissions)) can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. If we determine that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders to effect such a demand registration, because such action would: (i) materially interfere with a significant transaction; (ii) require premature disclosure of confidential information; or (iii) render us unable to comply with the Securities Act, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to our common shares.

Piggyback Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, if we propose to register the offer and sale of our common shares under the Securities Act, in connection with the public offering of such common shares, the holders of up to approximately 92,106 of our ordinary shares will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related solely to a company stock plan; (ii) a registration relating to a transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common shares; or (iv) a registration in which the only common shares being registered is common shares issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Form S-3 Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to approximately 92,106 of our ordinary shares will be entitled to certain Form S-3 (or the foreign private issuer equivalent Form F-3) registration rights. The holders of at least 25% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $3.0 million. These shareholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that, in the good faith judgement of the Board, it would be materially detrimental to us and our shareholders to effect such a demand registration, because such action would: (i) materially interfere with a significant transaction; (ii) require premature disclosure of confidential information; or (iii) render the company unable to comply with the Securities Act, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

2016 warrants and the 2019 warrants

We are also party to warrant instruments in respect of warrants to subscribe for (i) 13,067 ordinary shares at an exercise price of $611.63, per ordinary share, or the 2016 warrants; and (ii) 2,284 ordinary shares issuable at an exercise price of $1,459.89, per ordinary share, or the 2019 warrants. In the event that the company lists any of the ordinary shares, the company will use its commercially reasonable efforts to secure the listing of any ordinary shares that are issued following the exercise of the 2016 warrants and/or the 2019 warrants.

2020 warrants

We are a party to a warrant instrument in respect of warrants to subscribe for 16,528 common shares at an exercise price of $1,793.38 per common share dated July 1, 2020, or the 2020 warrants. After the effectiveness of the registration statement of which this prospectus forms a part, we are required to use our commercially reasonable efforts to secure the listing of any common shares that are issued following the exercise of the 2020 warrants.

Listing

We intend to apply to list our common shares on The Nasdaq Global Market under the symbol “LMDX”.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the common shares is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and while we intend to list our common shares on The Nasdaq Global Market, an active trading market for our common shares may never develop or, if developed, may not be sustained after this offering. We cannot predict the effect, if any, that market sales of our common shares or the availability of our common shares for sale will have on the trading price of our common shares prevailing from time to time. Some of our common shares are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of our common shares in the public market after such restrictions lapse, which could adversely affect prevailing market prices of our common shares.

We expect                common shares, or                 common shares if the underwriters exercise in full their option to purchase additional common shares, sold in this offering will be freely transferable without restriction, except for any shares purchased by one or more of our existing “affiliates”, if any, as that term is defined in Rule 144 under the Securities Act. We expect the remaining                 common shares will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the contractual 180-day lock-up period described below. In addition, (i) under the terms of our Amended and Restated Articles the ordinary shares are, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, prohibited from being converted into common shares for the 180-day period following the completion of this offering; and (ii) under our Amended and Restated Articles and the terms of the 5% notes and the 10% notes, holders of common shares which are issued upon the conversion of the 5% notes and the 10% notes are subject to a 180-day lock-up period prohibiting such holders, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, from selling, transferring, contracting to sell or otherwise disposing of (either directly or indirectly) any of these common shares for the 180-day period following the completion of this offering. This may adversely affect the prevailing market price of our common shares and our ability to raise equity capital in the future.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, persons who have beneficially owned restricted common shares for at least six months, and any of our affiliates who own either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

∎	the restricted securities have been held for at least six months, including the holding period of a prior owner other than one of our affiliates;

∎	we have been subject to Exchange Act periodic reporting requirements for at least 90 days before the sale; and

∎	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the 90 days preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

∎	1% of the number of common shares then outstanding, which will equal approximately shares immediately after the completion of this offering based on the number of common shares outstanding as of ; or

∎	the average weekly trading volume of our common shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Regulation S

Regulation S under the Securities Act provides generally that sales made in offshore transactions (as that term is defined in Regulation S) are not subject to the registration or prospectus delivery requirements of the Securities Act, provided that no directed selling efforts (as that term is defined in Regulation S) are made in the U.S., subject to certain other conditions. In general, this means that our common shares may be sold in some manner outside the U.S. without registration in the U.S. being required.

Lock-up Arrangements

We, our officers, directors and certain of our shareholders have agreed, subject to specified exceptions, not to directly or indirectly: (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, (ii) otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or (iii) publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and SVB Leerink LLC. This restriction terminates after the close of trading of the common shares on and including the 180th day after the date of this prospectus. See “Underwriting”.

Additionally, (i) under the terms of our Amended and Restated Articles, the ordinary shares are, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, prohibited from being converted into common shares for 180 days following the completion of this offering. Thereafter, holders of our ordinary shares are free to convert such shares into common shares and offer, sell, contract to sell or otherwise dispose of such common shares, subject to applicable law; and (ii) under our Amended and Restated Articles and the terms of the 5% notes and the 10% notes, holders of common shares which are issued upon the conversion of the 5% notes and the 10% notes are subject to a 180-day lock-up period prohibiting such holders, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, from selling, transferring, contracting to sell or otherwise disposing of (either directly or indirectly) any of these common shares for the 180-day period following the completion of this offering. Thereafter, holders of such common shares are free to offer, sell, contract to sell or otherwise dispose of such common shares, subject to applicable law.

CERTAIN MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material Cayman Islands, U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire our common shares in this offering.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the common shares, nor will gains derived from the disposal of the common shares be subject to Cayman Islands income or corporation tax.

As described above, as an exempted company, the company has received a tax exemption certificate from the Governor-in-Cabinet of the Cayman Islands pursuant to the Tax Concessions Law (Revised) of the Cayman Islands, containing an undertaking that in the event of any change to the foregoing, the company, for a period of 20 years from the date of the grant of the undertaking, will not be chargeable to tax in the Cayman Islands on its income or its capital gains arising in the Cayman Islands or elsewhere.

Conversion of Ordinary Shares

Under our Amended and Restated Articles, subject to certain exceptions, our ordinary shares must be converted into common shares before being transferred and no conversion can occur, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, for the 180-day period from the completion of this offering. The ordinary shares will convert into common shares on a 1:1 basis which will be implemented by a redesignation of the ordinary shares into common shares in accordance with the provisions of our Amended and Restated Articles. On redesignation, each ordinary share to be converted shall become a common share with the rights, privileges, terms and obligations of the class of common shares (as set out in the Amended and Restated Articles) and the converted common shares shall thenceforth form part of the class of the common shares (and shall cease to form part of the class of ordinary shares for all purposes hereof). The redesigation of existing ordinary shares into common shares as described above is not expected to result in any adverse tax consequences for the company.

U.K. Tax Considerations

The following statements are intended only as a general guide to certain U.K. tax considerations and do not purport to be a complete analysis, for example, of all potential U.K. tax consequences of acquiring, holding or disposing of common shares. They are based on current U.K. law and what is understood to be the current practice of Her Majesty’s Revenue and Customs, or HMRC, as at the date of this prospectus, both of which may change, possibly with retroactive effect.

The statements in respect of the U.K. tax considerations in relation to U.K. investors generally apply only to those who are resident and, in the case of individuals domiciled or deemed domiciled, for tax purposes in (and only in) the U.K. (except insofar as express reference is made to the treatment of non-U.K. residents), who hold common shares as an investment (other than in an individual savings account or pension arrangement) and who are the absolute beneficial owner of the common shares and any dividends paid on them. The tax position of certain categories of investors who are subject to special rules (such as persons acquiring their common shares in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered. The following statements assume that such a holder of common shares is, for U.K. tax purposes, absolutely beneficially entitled to the underlying common shares.

The statements summarize the current position and are intended as a general guide only. Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the U.K. are strongly recommended to consult their own professional advisers.

Taxation of Investors

Taxation of Dividends

The company is not required to withhold tax when paying a dividend. Liability to tax on dividends will depend upon the individual circumstances of an investor. No tax credit attaches to any dividend paid by the company.

(i) U.K. Resident Individual Investors

Under current U.K. tax rules specific rates of tax apply to dividend income. These include a nil rate of tax, or the “Nil Rate Amount, for the first £2,000 of dividend income in any tax year from April 6, 2020 to April 5, 2021 and different rates of tax for dividend income that exceeds the Nil Rate Amount. For these purposes “dividend income” includes U.K. and non U.K. source dividends and certain other distributions in respect of the common shares.

An individual investor who is resident for tax purposes in the U.K. and who receives a dividend from the company will not be liable to U.K. tax on the dividend to the extent that (taking account of any other dividend income received by the investor in the same tax year) that dividend falls within the Nil Rate Amount.

To the extent that (taking account of any other dividend income received by the investor in the same tax year) the dividend exceeds the Nil Rate Amount and cannot be sheltered by the unused part of any investor’s personal allowance, it will, for the tax year April 6, 2020 to April 5, 2021, be subject to income tax at 7.5% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other dividend income received in the same tax year) it falls above the threshold for higher rate income tax then the dividend will, for the tax year April 6, 2020 to April 5, 2021, be taxed at 32.5% to the extent that it is within the higher rate band, or 38.1% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of an investor’s income. In addition, dividends within the Nil Rate Amount which would (if there was no Nil Rate Amount) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

(ii) U.K. Resident Corporate Investors

Investors within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will generally not be subject to U.K. corporation tax on any dividend received provided certain conditions are met (including an anti-avoidance condition).

A U.K. resident corporate investor (which is not a “small company” for the purposes of the U.K. taxation of dividends legislation in Part 9A of the Corporation Tax Act 2009) will be liable to U.K. corporation tax (currently at a rate of 19%) unless the dividend falls within one of the exempt classes set out in Part 9A. Examples of exempt classes (as defined in Chapter 3 of Part 9A of the Corporation Tax Act 2009) include dividends paid on shares that are “ordinary shares” (that is shares that do not carry any present or future preferential right to dividends or to the company’s assets on its winding up) and which are not “redeemable”, and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital in respect of which the distribution is made). However, the exemptions are not comprehensive and are subject to anti-avoidance rules.

U.K. resident corporate investors should seek advice from their own professional advisers in considering whether they are within the scope of an exempt class.

(iii) Non-U.K. Resident Investors

A non-U.K. resident investor will generally not be liable to pay any U.K. tax on dividends paid by the company (on the basis that any tax liability is limited to tax which is deemed to have been paid by such an investor on a non-repayable basis).

An investor resident outside the U.K. may also be subject to non-U.K. taxation on dividend income under local law. Any such investor should consult his or her own tax adviser concerning his or her tax position on dividends received from the company.

An individual U.K. investor who has been resident for tax purposes in the U.K. but who ceases to be so resident or becomes treated as resident outside the U.K. for the purposes of a double tax treaty (“Treaty nonresident”) for a period of five years or less and who receives or becomes entitled to dividends from the company during that period of temporary non-residence may, if the company is treated as a close company for U.K. tax purposes and certain other conditions are met, be liable for income tax on those dividends on his or her return to the U.K.

Taxation of Disposals

A disposal or deemed disposal of common shares by an investor who is resident in the U.K. for tax purposes may, depending upon the investor’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

(i) U.K. Resident Individual Investors

For an individual investor within the charge to U.K. capital gains tax, a disposal (or deemed disposal) of common shares may give rise to a chargeable gain or an allowable loss for the purposes of capital gains tax. The rate of capital gains tax on disposal of shares is 10% for individuals who are subject to income tax at the basic rate and 20% for individuals who are subject to income tax at the higher or additional rates. An individual investor is entitled to realize an annual exempt amount of gains (currently £12,300) for the tax year April 6, 2020 to April 5, 2021 without being liable to U.K. capital gains tax. The capital gains tax rate on share disposals is 20% for trustees.

(ii) U.K. Resident Corporate Investors

For a corporate investor within the charge to U.K. corporation tax, a disposal or deemed disposal of common shares may give rise to a chargeable gain at the rate of corporation tax applicable to that investor (currently 19%) or an allowable loss for the purposes of U.K. corporation tax.

(iii) Non-U.K. Resident Investors

Investors who are not resident in the U.K. will not generally be subject to U.K. taxation of capital gains on the disposal or deemed disposal of common shares unless they are carrying on a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate investor, a permanent establishment) in connection with which the common shares are used, held or acquired. Non-U.K. tax resident investors may be subject to non-U.K. taxation on any gain under local law.

An individual investor who has been resident for tax purposes in the U.K. but who ceases to be so resident or becomes treated as Treaty non-resident for a period of five years or less and who disposes of all or part of his or her common shares during that period may be liable to capital gains tax on his or her return to the U.K., subject to any available exemptions or reliefs.

U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax (“SDRT”)

We expect that no U.K stamp duty or SDRT should be payable on the issuance of common shares, and that no U.K. SDRT should be payable on transfers of common shares. With respect to SDRT, provided that common shares are not registered in any register maintained in the U.K. by or on behalf of us and are not paired with any shares issued by a U.K. incorporated company, the issue or transfer of (or agreement to transfer) common shares should not be subject to SDRT. We currently do not intend that any register of common shares will be maintained in the U.K. In relation to U.K. stamp duty, there remains a technical possibility that a transfer of common shares may be subject to U.K. stamp duty if executed in the U.K, or in relation to any matter or thing done or to be done in the U.K. However, in practice we would not expect such a charge to arise.

Taxation of the Company

The company is treated as a fiscally opaque company from a U.K. tax perspective, and is resident in the U.K, for tax purposes due to being centrally managed and controlled in the U.K. Accordingly, the company is generally subject to U.K. corporation tax on its worldwide profits. It is the intention of the company to conduct the affairs of the company so that the central management and control of the company is exercised in the U.K. and that, accordingly, the company will be treated as resident in the U.K. for tax purposes. The foregoing information is based on the assumption that the company will be resident in the U.K. for tax purposes.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes certain U.S. federal income tax consequences of owning and disposing of our common shares. This summary applies to you only if you are a “U.S. holder” (as defined below) of our common shares that you acquired pursuant to this offering and you hold our common shares as a capital asset (generally, investment property).

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular investment or other circumstances. In addition, this summary does not address special U.S. federal income tax rules that may be applicable to certain U.S. holders, such as:

∎	dealers or traders in securities or currencies;

∎	persons whose functional currency is not the U.S. dollar;

∎	persons holding our common shares as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

∎	persons subject to the alternative minimum tax;

∎	certain U.S. expatriates;

∎	financial institutions;

∎	insurance companies;

∎	real estate investment trusts, regulated investment companies and persons that hold interests in such entities;

∎	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

∎	pass-through entities, including S corporations and entities or arrangements classified as partnerships for U.S. federal income tax purposes, and beneficial owners of pass-through entities;

∎	persons holding our common shares in connection with a trade or business, permanent establishment or fixed base outside the United States; or

∎	persons who own (directly or through attribution) 10% or more of our common shares or our total outstanding equity, in each case, by vote or value.

In addition, this summary only addresses U.S. federal income tax consequences, and does not address other U.S. federal tax consequences, including, for example, estate or gift tax consequences. This summary also does not address any U.S. state, local or non-U.S. income or other tax consequences.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes owns our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Entities or arrangements classified as partnerships for U.S. federal income tax purposes and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our common shares.

This summary is based on U.S. federal income tax law, including the Code, Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of owning and disposing of our common shares as set forth in this summary. We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, any ruling from the IRS or opinion of counsel with respect to the tax consequences of the ownership or disposition of our common shares. Before you purchase our common shares, you should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences of owning and disposing of our common shares that may be applicable to you.

In this summary, a “U.S. holder” is a beneficial owner of our common shares that is for U.S. federal income tax purposes:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

∎

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes are generally required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation. The remainder of this summary does not address the application of the foregoing rule.

Distributions on Our Common Shares

As discussed under “Dividend Policy” in this prospectus, we do not anticipate declaring or paying any cash distributions on our common shares in the foreseeable future. However, if we were to make distributions of cash or property on our common shares (other than certain pro rata distributions of our common shares), subject to the discussion of the PFIC rules below, any such distributions will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in our common shares and thereafter as capital gain, which will be either long- term or short-term capital gain depending upon whether the U.S. holder held our common shares for more than one year. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles and, accordingly, a U.S. holder should expect that distributions on our common shares will be treated entirely as dividends for U.S. federal income tax purposes. Because we are not a U.S. corporation, U.S. holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will be treated as foreign source income and will generally be “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends received by a U.S. holder on our common shares will generally be taxed as ordinary income for U.S. federal income tax purposes. However, a non-corporate U.S. holder may be eligible for taxation at the lower rates applicable to long-term capital gain, provided that such dividends constitute qualified dividend income with respect to such U.S. holder. Qualified dividend income generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the                 , on which our common shares will be listed), (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (as discussed below), and (iii) the U.S. holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock).

Sale or Other Taxable Disposition of Our Common Shares

Subject to the discussion of the PFIC rules below, a U.S. holder will generally recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. holder from such sale, exchange or other taxable disposition and the U.S. holder’s tax basis in such common shares. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is greater than one year at the time of the sale, exchange or other taxable disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which will generally include their dividend income and net gains from the disposition of our common shares. A U.S. holder that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this additional tax to its income and gains in respect of any investment in our common shares.

Passive Foreign Investment Company Rules

In general, we will be a PFIC with respect to a U.S. holder if, for any taxable year in which such holder held our common shares, either: (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains, rents and royalties, other than any rents or royalties derived in the active conduct of a trade or business); or (ii) at least 50% of the quarterly average value of the gross assets held by us during such taxable year produce, or are held for the production of, passive income. For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own at least 25% of the value of the subsidiary’s stock.

Based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, no assurances regarding our PFIC status can be provided for the current taxable year or any future taxable years. The determination of whether we are a PFIC for any taxable year is a fact-intensive determination that can only be made after the end of each year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which will generally be determined in part by reference to the market price of our common shares, which may fluctuate considerably). The composition of our income and assets will also be affected by the amount of cash that we raise in this offering and any future offerings or other financing transactions. Because the value of our goodwill will generally be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our common shares declines significantly while we hold a substantial amount of cash and financial investments. We also could become a PFIC if we do not generate sufficient income from our business in any taxable year (including our current taxable year) relative to the amount of passive income that we generate in such taxable year. In addition, the application of the PFIC rules is subject to some uncertainties and the proper characterization of certain items of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. We express no belief regarding our PFIC status with respect to any U.S. holder that acquired equity interests (or options or other rights to acquire equity interests) in us prior to this offering.

If we were a PFIC for any taxable year in which a U.S. holder owned our common shares, the U.S. holder be subject to special tax rules with respect to any “excess distribution” such U.S. holder receives and any gain such U.S. holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of our common shares, unless our common shares constitute “marketable securities,” and such U.S. holder makes a mark-to-market election as discussed below. An “excess distribution” is the portion of any distribution received by the U.S. holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by such U.S. holder in the three preceding taxable years, or, if shorter, the U.S. holder’s holding period for such common shares. Under these special tax rules:

∎	the excess distribution or the gain will be allocated ratably over the U.S. holder’s holding period for our common shares;

∎

the amount of such excess distribution or the gain allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

∎

the amount of such excess distribution or the gain allocated to each other year will be subject to the highest U.S. federal income tax rate in effect for that year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we were a PFIC for any taxable year and our common shares were treated as “marketable stock,” a U.S. holder would be allowed to make a “mark-to-market” election with respect to our common shares. Our common shares will be treated as “marketable stock” if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, our common shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days

during each calendar quarter. Our common shares will be listed on the                 , which is a qualified exchange for these purposes. Consequently, if our common shares remain listed on the                  and are regularly traded, we expect the mark-to-market election would be available to U.S. holders if we are a PFIC.

A U.S. holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our common shares at the close of the taxable year over the U.S. holder’s adjusted tax basis in our common shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. holder’s adjusted basis in our common shares over the fair market value of our common shares at the close of the taxable year, only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of our common shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of such common shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS, unless our common shares cease to be marketable.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC in any year with respect to which a U.S. holder owns our common shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our common shares, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules.

If we were a PFIC for any taxable year and any entity in which we own equity interests were also a PFIC, U.S. holders would be deemed to own a proportionate amount (by value) of the shares of each lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by the lower-tier PFIC and (ii) dispositions of shares of the lower-tier PFIC, in each case as if the U.S. holders held such shares directly, even though the U.S. holder would not receive any proceeds of those distributions or dispositions. A mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.”

If we were a PFIC for any taxable year in which a U.S. holder owned our common shares, the U.S. holder generally would be required to file IRS Form 8621 with the U.S. holder’s U.S. federal income tax return for each year to report the U.S. holder’s ownership of such common shares and, in the event a U.S. holder that is required to file IRS Form 8621 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year may not close until three years after the date that the required information is filed.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the disposition of our common shares made to a U.S. holder will generally be subject to information reporting requirements. Such payments will also generally be subject to backup withholding tax (currently at a rate of 24%) in the case of a U.S. holder that fails to comply with applicable certification requirements. A U.S. holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9. Certain U.S. holders are exempt from information reporting requirements and backup withholding tax, but may be required to properly certify their exempt status.

Backup withholding tax is not an additional tax. A U.S. holder generally may obtain a credit of any amounts withheld against such U.S. holder’s liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

Certain Additional Reporting Requirements

Individual U.S. holders (and to the extent specified in applicable Treasury regulations, certain U.S. holders that are entities) that hold “specified foreign financial assets,” whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common shares, unless the common shares are held in an account maintained by a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938. Additionally, in the event a U.S. holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign financial assets.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among us and Jefferies LLC, 520 Madison Avenue, New York, New York 10022; SVB Leerink LLC, 1301 Avenue of the Americas, 12th Floor, New York, New York 10019; Evercore Group L.L.C., 55 East 52nd Street, New York, New York 10055; and Raymond James & Associates, Inc., 277 Park Avenue, Suite 410, New York, New York 10172, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of common shares shown opposite its name below:

UNDERWRITER	NUMBER OF COMMON SHARES
Jefferies LLC	$
SVB Leerink LLC
Evercore Group L.L.C.

Raymond James & Associates, Inc.

Total	$

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are not purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the initial public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	PER COMMON SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL COMMON SHARES	WITH OPTION TO PURCHASE ADDITIONAL COMMON SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL COMMON SHARES	WITH OPTION TO PURCHASE ADDITIONAL COMMON SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We also have agreed to reimburse the underwriters’ for up to $                for their FINRA counsel fee. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Listing

We intend to apply to have our common shares listed on The Nasdaq Global Market under the trading symbol “LMDX”.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Common Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                common shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional common shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and certain of our shareholders have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer or, establish an open “put equivalent position” over within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended any common shares, ordinary shares, options or warrants to acquire common shares, ordinary shares or securities exercisable for or convertible into common shares or ordinary shares currently or hereafter owed either of record or beneficially,

∎

otherwise dispose of any common shares, ordinary shares, options or warrants to acquire common shares or ordinary shares, or securities exchangeable or exercisable for or convertible into common shares or ordinary shares, currently or hereafter owned either of record or beneficially,

∎	convert any ordinary shares into common shares; or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and SVB Leerink LLC.

This restriction terminates after the close of trading of the common shares on and including the 180th day after the date of this prospectus.

Jefferies LLC and SVB Leerink LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of common shares prior to the expiration of the lock-up period.

Additionally, (i) under the terms of our Amended and Restated Articles, the ordinary shares are prohibited, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, from being converted into common shares for the 180-day period following the completion of this offering. Thereafter, holders of our ordinary shares are free to convert such shares into common shares and offer, sell, contract to sell or otherwise dispose of such common shares, subject to applicable law; and (ii) under our Amended and Restated Articles and the terms of the 5% notes and the 10% notes, holders of common shares which are issued upon the conversion of the 5% notes and the 10% notes are subject to a 180-day lock-up period prohibiting such holders, apart from in exceptional circumstances approved by our board of directors, with the prior written consent of Jefferies LLC and SVB Leerink LLC, from selling, transferring, contracting to sell or otherwise disposing of (either directly or indirectly) any of these common shares for the 180-day period following the completion of this offering. Thereafter, holders of such common shares are free to offer, sell, contract to sell or otherwise dispose of such common shares, subject to applicable law.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in this offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional common shares.

“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common shares on                  in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

Resale Restrictions

The distribution of the securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of securities that are the subject of the offering has been, or will be made to the public in that Member State, except that an offer of shares to the public in that Member State may be made at any time under the following exemptions under the Prospectus Regulation:

∎	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

∎	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or to supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the U.K. that are qualified investors (as defined in the Prospectus Regulation) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order,” and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person.”

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the U.K. Any person in the U.K. that is not a Relevant Person should not act or rely on this document or any of its contents. Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the U.K.

Cayman Islands

The company is prohibited from making any invitation to the public of the Cayman Islands to subscribe for its common shares and this prospectus does not constitute an invitation or offer to the public in the Cayman Islands with respect to the common shares, whether by way of sale or subscription. “Public” for these purposes shall have the same meaning as ‘public in the Islands’ as defined in the Cayman Islands Mutual Funds Law. However, common shares may be beneficially owned by persons resident, domiciled, established, incorporated or registered pursuant to the laws of the Cayman Islands. The company will not undertake business with any person in the Cayman Islands except in furtherance of the business of the company carried on outside of the Cayman Islands.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of our common shares in this offering. With the exception of the registration fee payable to the SEC, the                  listing fee and the filing fee payable to FINRA, all amounts are estimates.

EXPENSE	AMOUNT
SEC registration fee	$	*
Nasdaq listing fee		*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total		*

*	To be completed by amendment.

LEGAL MATTERS

We are being represented by Goodwin Procter LLP with respect to certain legal matters of U.S. federal securities laws and New York state law. The underwriters are being represented as to U.S. federal securities and New York State law matters by Covington & Burling LLP. The validity of the common shares offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Appleby (Cayman) Ltd. Legal counsel to the underwriters are Covington & Burling LLP, New York, New York with respect to U.S. law and Conyers, Dill & Pearman, Grand Cayman, Cayman Islands, with respect to Cayman Islands law.

EXPERTS

The consolidated financial statements of LumiraDx Limited as of December 31, 2018 and December 31, 2019, and for each of the years in the two-year period ended December 31, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The registered business address of KPMG LLP is 15 Canada Square, London, E14 5GL, United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. In addition, many of our directors and officers reside outside of the United States and our assets and those of our non-U.S. subsidiaries are located outside of the United States. We incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws that provide significantly less protection to investors as compared to the securities laws of the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our agent for service of process in the United States is LumiraDx Inc., and the executive offices of LumiraDx Inc. are located at 221 Crescent St., Waltham, Massachusetts 02453, telephone number (556) 400-0874.

Appleby (Cayman) Ltd, or Appleby, our counsel as to Cayman Islands law has respectively advised us that there is uncertainty as to whether the courts of the Cayman Islands would, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Furthermore, Appleby has advised us that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and United States governing the recognition and enforcement of judgments.

Appleby has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. As the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Appleby has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC. We maintain a corporate website at www.lumiradx.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required of U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, or at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are only liable for violations of the rules and regulations of the SEC that apply to us as a foreign private issuer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

LumiraDx Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of LumiraDx Limited and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of profit and loss and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

London, United Kingdom

August 3, 2020

LUMIRADX LIMITED

Consolidated Statement of Profit and Loss and Comprehensive Income

		YEAR ENDED DECEMBER 31, 2018	YEAR ENDED DECEMBER 31, 2019
	Note	(in thousands, except share data and EPS)
Revenue
Products	4	$17,719	$19,802
Services	4	4,838	3,340
Software	4	2,829	—

Total Revenue		25,386	23,142
Cost of sales
Products		(9,592)	(12,469)
Services		(4,265)	(1,853)
Software		(737)	—

Total Cost of sales		(14,594)	(14,322)
Gross Profit		10,792	8,820
Research and development expenses		(66,708)	(86,546)
Selling, marketing and administrative expenses	6	(33,365)	(37,294)
Operating Loss		(89,281)	(115,020)
Finance income	7	875	11,705
Finance expense	7	(38,901)	(39,335)

Net finance expense		(38,026)	(27,630)
Loss before Tax		(127,307)	(142,650)
Tax credit for the period	8	12,098	9,541

Loss for the year		$(115,209)	$(133,109)

Loss attributable to non-controlling interest		(55)	(302)

Net loss attributable to equity holders of parent—basic and diluted		$(115,154)	$(132,807)

Net loss per share attributable to equity holders of parent—basic and diluted		$(305.80)	$(356.59)
Weighted-average number of Ordinary Shares used in loss per share—basic and diluted		376,563	372,431

Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences—foreign operations		7,320	(7,580)

Total Comprehensive loss for the year		(107,889)	(140,689)

Total comprehensive income attributable to:
Equity holders of the parent		(107,840)	(140,389)
Non-controlling interest	10	(49)	(300)

Total		$(107,889)	$(140,689)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Consolidated Statement of Financial Position

		AS OF DECEMBER 31, 2018	AS OF DECEMBER 31, 2019
	Note	(in thousands, except share data)
ASSETS
Non–Current Assets
Other non-current assets		$—	$259
Intangibles and goodwill	11	41,662	41,533
Right-of-Use Assets	25	—	2,963
Property, plant and equipment	12	17,060	25,141

Total Non-Current Assets		58,722	69,896

Current Assets
Inventories	13	3,554	11,910
Tax receivable		14,822	16,213
Trade and other receivables	14	10,292	12,415
Cash and cash equivalents		171,273	139,387

Total Current Assets		199,941	179,925

TOTAL ASSETS		$258,663	$249,821

LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	18	$(15,335)	$(111,545)
Preferred shares	17	(218,154)	(248,640)
Lease liabilities		—	(1,562)
Deferred tax liabilities	20	(1,868)	(1,559)

Total Non-Current Liabilities		(235,357)	(363,306)

Current Liabilities
Debt due within one year	18	(34,037)	(378)
Trade and other payables	21	(23,419)	(37,388)
Lease liabilities due within one year		—	(1,578)

Total Current Liabilities		(57,456)	(39,344)
Equity
Share capital and share premium	15	(152,125)	(152,691)
Foreign currency translation reserve	15	(5,241)	2,341
Other reserves	15	(49,582)	(66,883)
Accumulated deficit		241,204	369,868

Total equity attributable to equity holders of the parent		34,256	152,635

Non-controlling interests	10	(106)	194

Total Equity		34,150	152,829

TOTAL EQUITY AND LIABILITIES		$(258,663)	$(249,821)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Consolidated Statement of Changes in Equity

	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVES	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
	(in thousands, except share data)
Balance at January 1, 2018	$—	$138,847	$(2,073)	$2,573	$(130,486)	$8,861	$631	$9,492
Loss for the period	—	—	—	—	(115,154)	(115,154)	(55)	(115,209)
Other comprehensive income
Currency translation differences	—	—	7,314	—	—	7,314	6	7,320

Total comprehensive income for the period	—	—	7,314	—	(115,154)	(107,840)	(49)	(107,889)

Shares issued	—	13,278		(255)	—	13,023	—	13,023
Equity compensation plans	—	—	—	—	3,960	3,960	—	3,960
Equity conversion feature of preferred shares (Note 17)	—	—	—	47,264	—	47,264	—	47,264

Transaction with shareholders, recognized directly in equity	—	13,278	—	47,009	3,960	64,247	—	64,247
Changes in non-controlling interests	—	—	—	—	476	476	(476)	—

Balance at December 31, 2018	$—	$152,125	$5,241	$49,582	$(241,204)	$(34,256)	$106	$(34,150)

Modified retrospective approach to IFRS 16	$—	$—	$—	$—	$173	$173	$—	$173
Balance at January 1, 2019	$—	$152,125	$5,241	$49,582	$(241,031)	$(34,083)	$106	$(33,977)
Loss for the period	—	—	—	—	(132,807)	(132,807)	(302)	(133,109)
Other comprehensive income
Currency translation differences	—	—	(7,582)	—	—	(7,582)	2	(7,580)

Total comprehensive income for the period	—	—	(7,582)	—	(132,807)	(140,389)	(300)	(140,689)

Shares issued	—	2,601		(255)	—	2,346	—	2,346
Equity compensation plans	—	—	—	—	3,970	3,970	—	3,970
Equity conversion feature of convertible notes (Note 18)	—	—	—	17,065	—	17,065	—	17,065
Issue of other equity instruments	—	—	—	491	—	491	—	491
Shares repurchased	—	(2,035)	—	—	—	(2,035)	—	(2,035)

Transaction with shareholders, recognized directly in equity	—	566	—	17,301	3,970	21,837	—	21,837
Changes in non-controlling interests	—	—	—	—	—	—	—	—

Balance at December 31, 2019	$—	$152,691	$(2,341)	$66,883	$(369,868)	$(152,635)	$(194)	$(152,829)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Consolidated Statement of Cash Flows

		YEAR ENDED DECEMBER 31, 2018	YEAR ENDED DECEMBER 31, 2019
	Note	(in thousands, except share data)
Cash Flows from Operating Activities
Loss for the year		$(115,209)	$(133,109)
Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation	12	3,044	5,502
Amortization	11	2,473	2,494
Impairment of acquired intangible asset	11	1,184	—
Change in contingent consideration	23	(3,626)	—
Net finance expenses	7	32,913	6,001
Equity based share based payment transactions	16	3,960	3,970
Increase in tax receivable		(12,063)	(9,549)
Accrued preferred shares dividends	17	5,113	21,600

Changes to working capital:
Inventories		(210)	(8,389)
Trade and other receivables		1,765	6,388
Trade payables and other liabilities		1,201	13,337

Net Cash used in Operating Activities		(79,455)	(91,755)

Cash Flows from Investing Activities
Purchases of property, plant, equipment	12	(8,436)	(10,625)
Purchases of intangible assets	11	—	(102)
Cash paid for business acquisitions, net of cash received	22	(4,363)	(581)

Net Cash used in Investing Activities		(12,799)	(11,308)

Cash Flows from Financing Activities
Proceeds from issue of preferred shares		225,136	—
Proceeds from debt issuance, net of issuance costs	18	37,874	55,769
Proceeds from issuance of convertible notes, net of issuance costs	18	—	71,932
Repayment of principal portion of lease liabilities	25	—	(1,866)
Cash interest paid, net of interest received		(7,498)	(3,771)
Loan modification costs	18	(1,508)	—
Repurchase of shares		—	(2,035)
Repayments of debt	18	(3,181)	(49,328)

Net Cash generated from Financing Activities		250,823	70,701

Net Increase/(Decrease) in Cash and Cash Equivalents		158,569	(32,362)

Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the year		13,133	171,273
Exchange (loss)/gain on cash and cash equivalents		(429)	476
Net increase/(decrease) in cash and cash equivalents		158,569	(32,362)

Cash and Cash Equivalents at the end of the year		$171,273	$139,387

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. GENERAL INFORMATION

These consolidated financial statements are the annual financial statements of LumiraDx Limited (“the Company”) and its subsidiaries (“the Group”) (“the Financial Statements”).

The Company is an exempted company limited by shares incorporated in the Cayman Islands (registered number 314391) with registered offices situated at the offices of Ocorian Trust (Cayman) Limited, PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108. The subsidiaries of the Company are listed in Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are set out below. These policies have been consistently applied, unless otherwise stated.

2.1 Basis of preparation of Financial Statements

The Financial Statements of LumiraDx Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Financial Statements are prepared at the request of the Directors to meet other regulatory and contractual commitments. These Financial Statements were authorized for issue by the Board on August 3, 2020.

The Financial Statements have been prepared under the historical cost convention.

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated Financial Statements, are disclosed in Note 3.

LumiraDx Limited was incorporated on August 24, 2016. On September 29, 2016, the Company acquired all of the outstanding shares of LumiraDx Holdings Limited in a share for share exchange. LumiraDx Holdings Limited was incorporated on September 1, 2014. The consolidated Financial Statements of LumiraDx Limited have been prepared as if the share exchange had occurred on September 1, 2014 to reflect the continuous operations of the Company.

Going concern

Notwithstanding net liabilities of $152,829 as of December 31, 2019 (2018: $34,150), a loss for the year then ended of $133,109 (2018: $115,209), and operating cash outflows of $91,755 (2018: $79,455), the financial statements have been prepared on a going concern basis which the directors consider to be appropriate for the following reasons.

The directors have prepared cash flow forecasts for a period of 12 months from the date of approval of these financial statements which indicate that, taking account reasonably possible downsides, the Group will have sufficient funds to meet its liabilities as they fall due for that period.

The Group currently meets its day-to-day working capital requirements primarily from cash raised through the issuance of debt and equity securities (Notes 15, 17 and 18). In May 2020 the Company’s shareholders approved the 2020 Funding Round and provided authorization to the Board to raise up to $150 million. The Group secured commitments from investors totaling $148.9 million which are available for drawdown by the Group for the period starting on July 1, 2020 and ending on October 31, 2020. In July 2020, the Group called and received $74.3 million of the 2020 Convertible Notes. With the Group’s existing cash balances and the committed amounts, the directors are confident that the Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements.

The Group does expect it will require additional capital to reach profitability and the directors expect to raise this capital through fundraising activities in the future. The Group has consistently been successful in raising capital to support the development of the business and expects to be able to continue to raise the funds required to reach profitability and achieve a sustainable level of cash generation.

The Group has separately assessed the impact of the COVID-19 pandemic on its ability to continue its operations. Future adverse impacts from the COVID-19 pandemic may include, but are not limited to, employees contracting the disease, employees being unable to perform their normal duties during government imposed lock downs, difficulty in recruiting new employees, reduced access and operating hours at our laboratories and manufacturing facilities and at those similar facilities of our key partners, reduced access to clinical trial sites to conduct the necessary regulatory studies to launch and market new products and overall disruptions to the global supply chain for critical goods. However, the Group has seen increased overall demand around diagnostic products, including diagnostic tests related to the virus, and does not expect a reduction in revenues as a result of the COVID-19 pandemic.

Consequently, the directors are confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

Note 23 to the Financial Statements includes the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk.

2.2 Basis of consolidation

The consolidated Financial Statements consolidate the Financial Statements of LumiraDx Limited and its subsidiary undertakings made up to December 31, 2019 and 2018.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in the consolidated statement of comprehensive income.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 in the consolidated statement of comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Investments in subsidiaries are accounted for at cost less impairment. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Group.

2.3 Investments

The major investments of the Group are listed in Note 10. Ownership interests equal voting rights.

The Group assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If any such indication of impairment exists, the Group makes an estimate of the recoverable amount. If the recoverable amount of the cash-generating unit is less than the value of the investment, the investment is considered to be impaired and is written down to its recoverable amount. Any impairment loss is recognized immediately in profit or loss.

Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income.

2.4 Changes in accounting policy and disclosure

(a)	New and amended standards adopted by the Group

In 2019 the Group implemented IFRS 16, Leases (“IFRS 16”). The impact on the Group’s overall results and financial position is discussed below.

IFRS 16, Leases

The Group has implemented IFRS 16 effective January 1, 2019. IFRS 16 replaces existing lease guidance, including IAS 17 Leases (“IAS 17”) and sets out principles for recognition and measurement of leases. The new standard also increases the volume of disclosures in the financial statements.

The standard changes fundamentally the accounting for leases by lessees. It eliminates the current IAS 17 dual accounting model, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases and, instead, introduces a single, on-balance sheet accounting model that is similar to current finance lease accounting.

The Group has applied the cumulative catch up method for the transition meaning that the comparative 2018 results have not been restated. Upon adoption, the Group has measured lease liabilities at an amount equal to the lease liability immediately before the date of adoption. The weighted average incremental borrowing rate applied to lease liabilities recognized on transition was 11%. Upon transition, the Group has applied the following practical expedients:

∎	excluding initial direct costs from the right-of-use assets;

∎	using hindsight when assessing the lease term;

∎	not reassessing whether a contract is or contains a lease;

∎	the recognition exemptions for short term leases and leases of low-value assets; and

∎	not separating the lease components from the non-lease components in lease contracts.

The lease liability was initially measured at the present value of the lease payments that were not paid at the transition date, discounted by using the rate implicit in the lease, or if that rate was not readily determinable, the Group used its incremental borrowing rate. The right-of-use asset is depreciated on a straight-line basis and the lease liability will give rise to an interest charge. The financial impact of adopting IFRS 16 on the Group was as follows:

JANUARY 1, 2019
Right of use asset	$2,680
Lease liability	2,507
Accumulated deficit	173

The following reconciles operating lease commitments disclosed as of December 31, 2018 to the lease liability recognized at January 1, 2019:

Reconciling operating lease commitments to lease liabilities
Operating lease commitments as of December 31, 2018	$3,142
Discounting effects using incremental borrowing rates as of January 1, 2019	(421)

Finance lease liabilities as of December 31, 2018	2,721
Recognition exemption for:
short term leases	(214)

Lease liabilities as of January 1, 2019	$2,507

IFRS 15, Revenue from contracts with customers

Effective January 1, 2018, the Group has implemented IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The new standard replaces IAS 18 Revenue. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and also contains new requirements related to presentation. The core principle in the framework is that revenue should be recognized dependent on the transfer of promised goods or services to the customer for an amount that reflects the consideration which should be received in exchange for those goods or services. The objective of the standard is to provide a five-step approach to revenue recognition that includes identifying contracts with customers, identifying performance obligations, determining transaction prices, allocating transaction prices to performance obligations, and recognizing revenue when or as performance obligations are satisfied. Judgement needs to be applied, including making estimates and assumptions, for multiple-element contracts in identifying performance obligations, in constraining estimates of variable consideration and in allocating the transaction price to each performance obligation and to lease components (if any).

(b)	New and amended standards and interpretations issued but not yet effective and not early adopted

IFRS 3, Business Combinations

In October 2018 the IASB issued amendments to IFRS 3 Business Combinations (“IFRS 3”). The amendments further clarify the definition of a business and add a “concentration test” to aid the assessment of whether a transaction represents a business combination or simply in substance the purchase of a single asset or group of similar assets. The standard is effective for accounting periods beginning on or after January 1, 2020 and early adoption is permitted. The Group is in the process of assessing the impact of IFRS 3.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.5 Revenue recognition

The Group’s revenue is generated primarily from the sale of diagnostic products, including instruments and consumables. The Group’s services revenue includes the maintenance on software licenses, access to hosted cloud offerings and training, support and other services related to the Group’s diagnostic products. In 2018, revenue also included limited amounts of software revenue from an acquired business.

Revenue from the sale or lease of goods and services rendered are recognized when a promise in a customer contract (“performance obligation”) has been satisfied by transferring control of the promised goods and services to the customer. Control of a promised good or service refers to the ability to direct the use of, and to obtain substantially all of the remaining benefits from, those goods or services. Control is usually transferred upon shipment or upon receipt of goods by the customer, or as services are rendered, in accordance with the delivery and acceptance terms agreed with the customers. The amount of revenue to be recognized (“transaction price”) is based on the consideration the Group expects to receive in exchange for its goods and services, excluding amounts collected on behalf of third parties such as value added taxes or other taxes directly linked to sales. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

The determination of the standalone selling price requires judgment. The Group’s determination of the standalone selling price for each performance obligation varies based on the geography and customer type. Generally, the standalone selling prices are based on observable prices. When observable prices are not available, the standalone selling price for products and services and for determination of amounts allocated for lease consideration in contracts with customers is based on a cost-plus margin approach.

Instruments may be sold together with other goods such as test strips, reagents and other consumables as well as services under a single contract or under several contracts that are combined for revenue recognition purposes. Revenue is recognized upon satisfaction of each of the performance obligations in the contract.

The Group’s software revenue is comprised of fees charged to customers for licenses to on-premise software products with revenue recognized at the point in time that the software has been delivered. The standalone selling price for software is estimated using the residual method. In 2018, software revenue primarily related to one contract for custom software development where control of the software was transferred during the year on completion of development and delivery of the solution to the customer. No such contract terms existed in 2019.

2.6 Research and development

Expenditure on research and development activities is recognized in profit or loss as incurred. The Group will capitalize development expenditures once the Group incurs expenditures related to technologies or products under development with proven technical feasibility. The development projects undertaken by the Group are subject to technical, regulatory and other uncertainties, such that, technical feasibility is deemed not to have been met prior to obtaining marketing approval by the regulatory authorities in major markets.

2.7 Foreign Currency Translation

(a)	Functional and presentation currency

Items included in each of the Financial Statements of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Group Financial Statements are presented in U.S. Dollars which is the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where such items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit and loss and comprehensive income. All foreign exchange gains and losses are presented in the income statement within Finance income and Finance expense.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

∎	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position;

∎

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

∎	all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.8 Property, Plant and Equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of Profit and Loss and Comprehensive Income during the financial period in which they are incurred. No depreciation is charged on assets in the course of construction ahead of their productive use.

Depreciation on assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

∎	Land and buildings—length of the lease up to 15 years

∎	Plant and equipment—3-15 years

∎	Fixtures and fittings—3-7 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with carrying amount. These are included in the Statement of Profit and Loss and Comprehensive Income.

2.9 Right-of-Use Assets

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate which is based on the Group’s recent borrowings.

Lease payments included in the measurement of the lease liability comprise:

∎	fixed lease payments (including in-substance fixed payments), less any lease incentives;

∎	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

∎	the amount expected to be payable by the lessee under residual value guarantees;

∎	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

∎	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability, making a corresponding adjustment to the related right-of-use asset) whenever:

∎

the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

∎

the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is measured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

∎

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The Group did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Note 2.11 (d).

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are recorded as an operating expense in the Consolidated Statement of Profit and Loss and Comprehensive Income.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient.

2.10 Intangible assets

(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. Currently the Group operates in a single segment and the goodwill is assessed at a single CGU.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Patents

Acquired patents and patent applications are shown at acquired cost less accumulated amortization. Amortization will be calculated using the straight line method to allocate the cost of patents over their estimated useful economic lives, calculated as the lower of management’s estimated useful life or the time remaining on the granted patent, once brought into use.

(c)	Intangible assets acquired in a Business Combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Separately recognized intangible assets comprise customer relationships and contracts, supplier relationships, technology and software. Amortization is calculated either using the straight line method or over the asset’s economic useful life based on cash flow projections. Customer related intangibles and supplier relationships are amortized over 7 to 10 years. Technology and software are amortized over 8 to 10 years.

(d)	Impairment of Non-Financial Assets

Assets not ready for use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11 Financial instruments

(a)	Classification

From January 1, 2018 the Group classifies its financial instruments in the following categories (as disclosed in Note 23): amortized cost or fair value through profit or loss (equity investments).

Financial assets and liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at amortized cost comprise trade and other payables, loans and other financial liabilities.

(b)	Recognition and Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Subsequently, loans and receivables are measured at amortized cost (with the exception of equity investments which are measured at fair value through profit or loss) using the effective interest method less a provision for impairment.

Financial liabilities are initially recognized at the amount to be required to be paid, less, when material, a discount to reduce the payables to fair value. Financing costs are recorded as a reduction of the proceeds from the financing. If the costs relate to more than one element of a financing transactions, the financing costs are recorded as a proportional reduction of the proceeds of the separate elements. Financial liabilities are subsequently measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(c)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of the ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Derecognition also takes place for certain assets when the Group write-off balances pertaining to the assets deemed to be uncollectible.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. Where there has been a significant modification of a financial liability the Group derecognizes the original financial liability and recognizes the modified liability at fair value with any difference between the amortized cost of the derecognized liability and the fair value of the modified liability being recognized in comprehensive income.

(d)	Impairment of financial assets

At each statement of financial position date, the Group assesses whether there is objective evidence that financial assets are impaired. Financial assets are impaired when objective evidence demonstrates that a loss event has occurred after the initial recognition of the asset, and the loss event has an impact on the future cash flows of the asset that can be estimated reliably.

For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced, and the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

When a subsequent event causes the amount of impairment loss to decrease, the impairment loss is reversed through the Consolidated Statement of Profit and Loss and Comprehensive Income.

Evidence of impairment may include indications that the debtors or a Group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal repayments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The Group recognizes loss allowances for expected credit losses (“ECL”) for financial assets measured at amortized cost.

For trade and other receivables, the Group measures the allowance for doubtful accounts at an amount equal to lifetime ECL.

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Group determines that the customer does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

2.12 Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are carried at the original invoiced amount less allowances made for doubtful accounts, trade discounts, cash discounts and similar allowances. An allowance for doubtful accounts is recorded for expected credit losses over the term of the receivables. These are based on specific indicators, such as the ageing of customer balances and other specific credit circumstances. Trade and other receivables are written off when there is no reasonable expectation of recovery. The Group applies the simplified approach prescribed by IFRS 9, which requires / permits the use of the lifetime expected loss provision from initial recognition of the receivables.

2.13 Cash and cash equivalents

In the Consolidated Statement of Cash Flows, cash and cash equivalents comprise cash at bank and in hand, deposits held at call with banks and bank overdrafts. In the Consolidated Statement of Financial Position, bank overdrafts, if any, are shown within borrowings in current liabilities.

2.14 Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

2.15 Provisions and charges

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The present value of the liability is remeasured at the reporting date.

2.16 Borrowing costs

Borrowing costs are recognized in the Consolidated Statement of Profit and Loss and Comprehensive Income in the period in which they are incurred.

2.17 Share capital

Ordinary Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition. The Company’s Series A Preferred Shares have been classified as a compound financial instrument as described in Note 17.

2.18 Share based payment

The Company operates equity-settled, share-based compensation plans under which the entity receives services or other consideration from employees and other unrelated parties for equity instruments of the Company. The fair value of the services and consideration received in exchange for the grant of options is recognized as an expense and as a component of equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

2.19 Taxation

The tax expense or credit comprises current and deferred tax. It is calculated using tax rates that have been enacted or substantively enacted by the Statement of Financial Position date. Subsidiaries within the Group may be eligible for tax credits related to qualifying research and development expenditures. The Group records an asset as a reduction in tax expense when it determines the receipt of a tax credit is probable.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction, which affects neither the tax profit nor the accounting profit.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the Consolidated Statement of Profit and Loss and Comprehensive Income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.20 Pension Obligations

The Group makes contributions to defined contribution pension plans for employees. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expense when they are paid.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Use of estimates and judgements

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.

Revenue Recognition

The Group’s sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once or on contract completion, or spread over the term of a longer performance obligation.

In the accounting for contracts that contain promises to deliver more than one good or service, the Group has to determine how to allocate the total transaction price to the performance obligations of the contract. The Group allocates the total transaction price of a customer contract to the distinct performance obligations under the contract based on their standalone selling prices. The best evidence of this is an observable price from the standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service and to estimate the standalone selling price for software using residual method.

Nonrecurring valuations

The Group’s nonrecurring valuations are primarily associated with (i) the application of acquisition accounting and (ii) impairment assessments, both of which require fair value determinations as of the applicable valuation date. In making these determinations, the Group is required to make estimates and assumptions that affect the recorded amounts, including, but not limited to expected future cash flows, and discount rates, and remaining useful lives of long-lived assets. To assist in making these fair value determinations, the Group may engage third party valuation specialists. Estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or credit. Estimates of fair value are based upon assumptions management believes to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments.

We regularly review whether changes to estimated useful lives are required in order to accurately reflect the economic use of our intangible assets with finite lives.

The Group had net intangible assets of $28,027 and $26,142 as of December 31, 2018 and 2019, respectively. Management has reviewed the estimated value and recorded an impairment charge related to certain customer list and technology assets acquired in the 2016 business combination with LumiraDx Care Solutions UK Limited. An impairment charge of $1,184 is included in Selling, marketing and administrative expenses in 2018.

Share-Based Payments

The Group operates equity-settled, share-based compensation plans under which the Group receives services or other consideration from employees and other unrelated parties for our equity instruments. The fair value of the services and consideration received in exchange for the grant of options is recognized as an expense and as a component of equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The fair value of the share options was determined using a Black-Scholes valuation model. No performance conditions were included in the fair value calculations.

Fair Value of Share Options

The fair value of each award on the grant date is estimated using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, the risk-free rate, expected life and the dividend yield. The expected volatility is based on the historical volatility of several comparable companies in the same industry. The expected life is based on the longer of each tranche’s respective weighted-average vesting term or the expected term to a liquidity event. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on the Company’s expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	2018	2019
Grant date fair value ($)	611.628 to 989.49	1,016.18 to 1,134.25
Exercise price ($)	611.628 to 1,269.283	1,269.283 to 1,793.38
Volatility	45 - 50%	40 - 45%
Dividend yield	—	—
Expected life of option (years)	2.25 - 2.50	2.5 - 2.75
Annual risk free interest rate	2.08 - 2.91%	1.8 - 2.6%

Total fair value of options granted	$4,691	$2,930

Fair Value of Ordinary Shares

The Group estimates the fair value of the ordinary shares underlying its options when performing the fair value calculations with the Black-Scholes option pricing model. Therefore, the directors have estimated the fair value of the Group’s ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares. The valuations of ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, the directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of ordinary shares, including: external market conditions affecting the industry, trends within the industry, the results of operations, financial position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for the Group’s ordinary shares, and the likelihood of achieving a liquidity event such as an initial public offering, or IPO.

The valuations of the Group’s ordinary shares were prepared using an option pricing method, or OPM, and a probability-weighted expected return method, or PWERM. The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the Group, assuming various outcomes. The ordinary shares’ value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each share class. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The OPM treats ordinary shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the ordinary shares is then applied to arrive at an estimate of value for the ordinary shares.

In addition to considering the results of these third-party valuations, the directors considered various objective and subjective factors to determine the fair value of ordinary shares as of each grant date, including:

∎	the prices at which the Group issued ordinary and preferred shares and the superior rights and preferences of the preferred shares relative to the ordinary shares at the time of each grant;

∎	the progress of the Group’s research and development programs;

∎	the stage of development and the Group’s business strategy;

∎	external market conditions affecting the Group’s industry and trends within the industry;

∎	the Group’s financial position, including cash on hand, and historical and forecasted performance and operating results;

∎	the lack of an active public market for the Group’s ordinary shares and preferred shares;

∎	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions; and

∎	the analysis of IPOs and the market performance of similar companies in the Group’s industry.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if the assumptions or estimates used had been significantly different, the fair value of ordinary shares and share-based paymentexpense could be materially different.

4. Revenue

Disaggregation of Revenue

	2018			2019
REVENUE STREAM	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL
Products	$16,839	$880	$17,719	$18,817	$985	$19,802
Services	4,838	—	4,838	3,340	—	3,340
Software	2,829	—	2,829	—	—	-—

Total Revenue	$24,506	$880	$25,386	$22,157	$985	$23,142

Revenue from diagnostic products are recognized at the time the performance obligations are met. Service revenue is recognized over the contractual term. Software revenue is recognized at the point in time that the software has been delivered. Revenue from other sources represents lease revenue on instruments.

Contract Balances

The account receivables balance as of December 31, 2019 and 2018 is $6,312 and $6,300, respectively. Service revenue is typically billed in advance giving rise to a contract liability balance. The deferred balance as of December 31, 2019 and 2018 is $2,639 and $3,145, respectively. As the Company generally recognizes revenue as it is billed for product revenue, the Company does not have other material contract asset or liability balances as of December 31, 2019.

Remaining performance obligations in (partially) unsatisfied long-term contracts:

	DEFERRED REVENUE	DEFERRED REVENUE
	2018	2019
Balance at start of the period	$2,968	$3,124
Amounts invoiced to be recognised over time	5,762	2,618
Recognised revenue	(5,447)	(3,340)
Foreign exchange impact	(159)	216

Balance at end of the period	$3,124	$2,618

Remaining performance obligations in (partially) unsatisfied long-term contracts are included in deferred revenue. For contracts that have an original duration of one year or less, the Group has elected the practical expedient to not disclose the transaction price for remaining performance obligations at the end of each reporting period and at which point in time the Company expects to recognize these sales.

5. SEGMENTS

Basis for segmentation:

The CEO is the Group’s chief operating decision maker (“CODM”). The regular internal reporting to the CEO, which fulfils the criteria to constitute a segment, is done for the Group as a whole, and therefore the total Group is the company’s only segment.

Revenue from external customers by country, based on the location of the customer is as follows:

ANALYSIS OF REVENUE BY COUNTRY:	2018	2019
Colombia	$7,085	$8,177
Italy	4,726	5,993
United Kingdom	9,273	5,373
Brazil	1,593	1,758
Sweden	1,324	1,097
Germany	413	282
Norway	—	275
United States	955	20
Other	17	167

Total revenue	$25,386	$23,142

Non-current assets by country are as follows:

ANALYSIS OF NON-CURRENT ASSETS BY COUNTRY:	2018	2019
United Kingdom	$40,688	$52,329
Italy	8,800	8,074
Colombia	5,464	4,817
United States	3,083	3,481
Other	687	1,195

Total	$58,722	$69,896

6. SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

	2018	2019
Selling, marketing and administrative expenses before impairment of acquired intangible asset and change in contingent consideration	$38,451	$39,817
Impairment of acquired intangible asset (Note 11)	1,184	—
Change in contingent consideration (Note 23)	(3,626)	—

Total selling, marketing and administrative expenses	$36,009	$39,817

These amounts would normally be recorded in selling, marketing and administrative expenses in the Consolidated Statement of Profit and Loss and Comprehensive Income.

7. FINANCE INCOME AND FINANCE EXPENSE

	2018	2019
Foreign exchange gain	$—	$9,727
Interest income (cash)	345	1,978
Gain on equity interest	490	—
Other	40	—

Finance income	$875	$11,705

Interest expense (cash)	$(7,837)	$(5,749)
Interest expense (non-cash)	(9,997)	(11,044)
Lease liability interest expense (Note 25)	—	(396)
Loss on debt extinguishment (Note 18)	(4,372)	(520)
Loan modification costs (Note 18)	(1,508)	—
Dividend on preferred shares (Note 17)	(5,113)	(21,600)
Foreign exchange loss	(10,074)	—
Other	—	(26)

Finance expense	$(38,901)	$(39,335)

8. INCOME TAXES

TAX CREDIT FOR THE PERIOD	2018	2019
Current income credit / (tax)
- Current year	$6,168	$8,228
- Prior years	5,591	1,030

Total current income credit / (tax)	11,759	9,258

Deferred income tax credit
- Current year	339	283
- Prior years	—	—

Total deferred income credit / (tax)	339	283
Total income tax credit	$12,098	$9,541

Included in the current year income credit are amounts related to research and development tax credits of $8,976 (2018: $6,472) in respect of the current year and $804 (2018: $5,591) in respect of prior years.

The prior year adjustment, which is primarily related to the research and development tax credit, has arisen following an increase in the eligible expenditure included within the claim filing made with the tax authorities.

Reconciliation of effective tax rate:

	2018	2019
Loss for the period before taxation	$127,307	$142,650

Tax benefit at the standard U.K. rate at 19%	24,188	27,104
Difference in overseas tax rates	758	409
Expenses not deductible for tax purposes	(3,458)	(5,345)
Tax losses for which no deferred tax asset was recognized (Note 20)	(21,254)	(14,683)
Share-based payment	(693)	(693)
Research and development credit	6,472	3,943
Adjustments for prior year	5,532	(1,030)
Other timing differences and adjustments	553	(164)

Income tax credit	$12,098	$9,541

Effective tax credit rate	10%	7%

A reduction in the U.K. corporation tax rate from 19% to 17% (effective from April 1, 2020) was substantively enacted on September 6, 2016, and the U.K. deferred tax asset at December 31, 2019 has been calculated based on this rate. In the March 11, 2020 budget, it was announced that the U.K. tax rate will remain at the current 19% and not reduce to 17% from April 1, 2020. This will have a consequential effect on the company’s future tax charge. This rate change, if it had been enacted at the current balance sheet date, would not have impacted the deferred tax liability.

In the U.S., the Tax Cuts and Jobs Act of 2017 reduced the corporation tax rate to 21% from January 1, 2018. The effect of the new U.S. corporation tax rate has been considered, where applicable, and does not have a material impact.

9. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share has been calculated by dividing the loss for the period attributable to ordinary shareholders of $132,807 (2018: $115,154), by the weighted average number of A Ordinary shares outstanding of 372,435 (2018: 376,563) during the year ended December 31, 2019:

Loss attributable to ordinary shareholders:	2018		2019
	BASIC	DILUTED	BASIC	DILUTED
Loss for the year, attributable to equity holders of the parent	$(115,154)	$(115,154)	$(132,807)	$(132,807)
Loss attributable to ordinary shareholders	(115,154)	(115,154)	(132,807)	(132,807)

Weighted-average number of ordinary shares:
	BASIC	DILUTED	BASIC	DILUTED
Issued ordinary shares at January 1	374,638	374,638	377,635	377,635
Effect of shares issued	1,925	1,925	(5,200)	(5,200)
Weighted-average number of ordinary shares	376,563	376,563	372,435	372,435

Loss per share:
	BASIC	DILUTED	BASIC	DILUTED
Loss per share	$(305.80)	$(305.80)	$(356.59)	$(356.59)

The Company’s potentially dilutive securities, which include stock options, convertible preferred shares, convertible notes and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of A Ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to A Ordinary shareholders is the same. The Company excluded the following potential A Ordinary shares and common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders and common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	YEAR ENDED DECEMBER 31,
	2018	2019
Convertible preferred shares (as converted to A Ordinary shares)	212,718	212,718
Options to purchase A Ordinary shares	141,250	153,202
Convertible Debt (as converted to common shares)	—	41,797
Warrants to purchase A Ordinary shares	—	13,067
Warrants to purchase common shares	—	2,284

	353,968	423,068

10. INVESTMENTS

The following table summarizes the information relating to each of the Group’s subsidiaries with Non-controlling interests.

	2018			2019
	BIOMEDICAL SERVICE S.R.L.	LUMIRADX COLOMBIA HOLDINGS LIMITED*	LUMIRADX HEALTHCARE LTDA.	LUMIRADX COLOMBIA HOLDINGS LIMITED*	LUMIRADX HEALTHCARE LTDA.
Non-current assets	$—	$1,015	$110	$655	$235
Current assets	—	5,212	1,384	5,569	1,477
Non-current liabilities	—	(5,748)	(5,288)	(5,910)	(7,547)
Current liabilities	—	(1,309)	(739)	(1,288)	(271)
Net assets/(liabilities) (100%)	—	(830)	(4,533)	(974)	(6,106)
Carrying amount of Non-controlling interest	—	668	(562)	637	(831)
Revenue	4,749	7,085	1,593	8,177	1,758
Profit/(loss)	787	(509)	(2,438)	(71)	(1,846)
Other comprehensive gain/(loss)	—	(6)	57	(18)	52
Total comprehensive profit/(loss) (100%)	787	(515)	(2,381)	(89)	(1,794)
Profit/(loss) allocated to non-controlling interest	489	(178)	(366)	(25)	(277)
Other comprehensive (loss)/profit allocated to non-controlling interest	—	(2)	8	(6)	8
Cash flows from operating activities	300	46	(1,144)	396	(2,058)
Cash flows from investment activities	(122)	(501)	(54)	(265)	(130)
Cash flows from financing activities	84	500	1,200	—	2,200
Net increase in cash and cash equivalents	$262	$45	$2	$131	$12

*	—Represents the consolidation of LumiraDx Colombia Holdings Limited and Lumira SAS, a wholly owned subsidiary of LumiraDx Colombia Holdings Limited

External parties hold 35% of the share capital of LumiraDx Colombia Holdings Limited. External parties hold 15.00% (2018: 15%) of the share capital of LumiraDx Healthcare, Ltda as part of a restricted share agreement over 15% of the share capital that vested evenly over a four year period at the anniversary date of the agreement. The final 3.75% related to the restricted share agreement vested during 2018.

On July 13, 2017, the Company acquired a 10% shareholding in Biomedical Service S.r.l. (“BMS”) from various of its minority shareholders (see Note 21) for $606. The Company had a call option to acquire the remaining 90% of BMS. The call option could be exercised between March 1, 2018, the date on which the Company acquired control of BMS, and August 31, 2018. In June 2018, the Company acquired an additional 4.5% of BMS and the parties agreed to extend the call option until September 30, 2018. In September 2018, the Company exercised the final portion of its call option to acquire BMS. At December 31, 2018, the Company owned 100% of BMS.

Principal Subsidiaries

			PROPORTION OF EQUITY SHARES HELD BY COMPANY
NAME	COUNTRY OF INCORPORATION AND RESIDENCE	NATURE OF BUSINESS	2018	2019
LumiraDx Brazil Holdings Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Healthcare Ltda	Brazil	Distributor of medical diagnostics	85%	85%
LumiraDx Colombia Holdings Limited	United Kingdom	Holding Company	65%	65%
Lumira SAS	Colombia	Distributor of medical diagnostics	100%*	100%*
LumiraDx GmbH	Germany	Distributor of medical diagnostics	100%	100%
LumiraDx AB	Sweden	Distributor of medical diagnostics	100%	100%
LumiraDx UK Limited	United Kingdom	Manufacture and distributor of medical diagnostics	100%	100%
LumiraDx Technology Limited	United Kingdom	Research and development	100%	100%
LumiraDx Ltd.	United Kingdom	Distributor of medical diagnostics	100%	100%
LumiraDx Group Limited	United Kingdom	Holding Company	100%	100%
LumiraDx International Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Investment Limited	United Kingdom	Holding Company	100%	100%
LumiraDx Care Solutions UK Limited	United Kingdom	Healthcare IT and services	100%	100%
LumiraDx, Inc	United States	Healthcare IT and services	100%	100%
ACS Acquisition LLC	United States	Holding Company	100%	100%
LumiraDx Healthcare LLC	United States	Healthcare IT and services	100%	100%
Biomedical Service S.r.l.	Italy	Distributor of medical diagnostics	100%	100%
LumiraDx AS	Norway	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Austria	Distributor of medical diagnostics	100%	100%
LumiraDx GmbH	Switzerland	Distributor of medical diagnostics	100%	100%
LumiraDx Japan KK	Japan	Distributor of medical diagnostics	100%	100%
LumiraDx Oy	Finland	Distributor of medical diagnostics	100%	100%
LumiraDx A/S	Denmark	Distributor of medical diagnostics	n/a	100%
LumiraDx Healthcare S.L.	Spain	Distributor of medical diagnostics	n/a	100%
LumiraDx (Pty) Limited	South Africa	Distributor of medical diagnostics	n/a	100%
SureSensors Ltd.	United Kingdom	Manufacture of medical diagnostics	n/a	100%

*	—LumiraDx Colombia Holdings Limited holds 100% of the equity shares of Lumira SAS

All subsidiary undertakings are included in the consolidation. LumiraDx Group Limited is held directly by the Company; all other subsidiaries are held indirectly. The proportion of the voting rights in the subsidiary undertaking held directly by the Company does not differ from the proportion of equity shares held.

11. GOODWILL AND INTANGIBLE ASSETS

	GOODWILL	PATENTS	CUSTOMER INTANGIBLES	SUPPLIER RELATIONSHIPS	TECHNOLOGY AND SOFTWARE	TOTAL
Cost
At January 1, 2018	$11,058	$17,367	$3,308	$2,856	$11,353	$45,942
Additions		686	—	—	—	686
Acquisition of subsidiaries	3,131	—	5,972	—	—	9,103
Exchange differences	(554)	(33)	(549)	—	(176)	(1,312)

At December 31, 2018	13,635	18,020	8,731	2,856	11,177	54,419

Amortization
At January 1, 2018	—	1,488	811	471	6,477	9,247
Charge for the period	—	824	1,104	286	259	2,473
Impairments	—	—	1,184	—	—	1,184
Exchange differences	—	—	(122)	—	(25)	(147)

At December 31, 2018	—	2,312	2,977	757	6,711	12,757
Net Book Value
At December 31, 2018	$13,635	$15,708	$5,754	$2,099	$4,466	$41,662
Cost
At January 1, 2019	$13,635	$18,020	$8,731	$2,856	$11,177	$54,419
Additions	—	102	—	—	—	102
Acquisition of subsidiaries	1,506	—	—	—	—	1,506
Exchange differences	250	—	—	—	—	250

At December 31, 2019	15,391	18,122	8,731	2,856	11,177	56,277

Amortization
At January 1, 2019	—	2,312	2,977	757	6,711	12,757
Charge for the period	—	930	890	286	388	2,494
Impairments	—	—	—	—	—	—
Exchange differences	—	(532)	167	—	(142)	(507)

At December 31, 2019	—	2,710	4,034	1,043	6,957	14,744
Net Book Value
At December 31, 2019	$15,391	$15,412	$4,697	$1,813	$4,220	$41,533

Amortization of $2,494 (2018: $2,473) is included in selling, marketing and administrative expenses.

During 2018, customer relationship intangible assets associated with the Group’s acquisition of LumiraDx Care Solutions UK Limited were deemed to be impaired. New customer acquisition was not as high as contemplated at the time of acquisition. An impairment charge for the full carrying value of the customer relationships was recorded for $1,184 in 2018. The impairment charge is included in Selling, marketing and administrative expenses.

INTANGIBLE ASSETS IN USE	TYPE OF INTANGIBLE ASSET	NET BOOK VALUE	REMAINING AMORTIZATION PERIOD
Acquired Patents	Patents	$9,558	11 years
Acquired Technology	Technology	654	4 years
Acquired Supplier relationships	Supplier relationships	1,815	6 years
Acquired Customer-related intangible	Customer-related	4,698	6-7 years
Acquired Technology	Technology	1,487	9 years

INTANGIBLE ASSETS NOT YET AVAILABLE FOR USE	TYPE OF INTANGIBLE ASSET	NET BOOK VALUE	REMAINING AMORTIZATION PERIOD
Technology License	Technology	$2,071	n/a
Patent License	Patents	5,178	n/a
Patents	Patents	675	n/a

In March 2018 the Group acquired control of BMS and recognized customer-related intangible assets of $5,972.

In June 2018 the Group acquired a number of patents and related intellectual property in exchange for £51 and 1,000 A Ordinary shares at an issue date value of $612. The intangible asset had not been placed in use at December 31, 2019 and no amortization was recorded for the year.

Impairment Review—Goodwill

The Group operates as a single cash generating unit with respect to goodwill. The recoverable amount of the goodwill has been calculated with reference to the present value of the future cash flows expected to be derived from the cash generating unit (value in use). In calculating this value, management have used the following assumptions:

∎	Five years of cash flow projections are based on the Group’s long term financial projections, including the launch and commercialization of its new diagnostic products and services

∎	A terminal value based on a perpetual growth rate of 3% for free cash flow

∎	A discount rate of 30% calculated using a risk-free interest rate of 1.9% and appropriate market risk and small company specific risk premiums

Reasonable changes in the discount rate or perpetual growth rate would not lead to an impairment.

Impairment Review—Intangible Assets

Whilst the Group has no intangible assets with indefinite useful lives, there are intangible assets not yet available for use. These represent elements of the underlying technology which will ultimately support the Group’s future product launches.

The recoverable amount of the assets have been calculated with reference to the present value of the future cash flows expected to be derived from the assets (value in use). In calculating this value, management have used the following assumptions:

∎	Five years of cash flow projections are based on the Group’s long term financial projections, including the launch and commercialization of products and services related to the underlying technology.

∎	A discount rate of 30% calculated using a risk-free interest rate of 1.9% and appropriate market risk and small company specific risk premiums

Reasonable changes in the discount rate would not lead to an impairment.

12. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS	FIXTURES AND FITTINGS	PLANT AND EQUIPMENT	UNDER CONSTRUCTION	TOTAL
Cost
At January 1, 2018	$959	$1,678	$4,981	$6,236	$13,854

Additions	1,333	495	3,476	3,132	8,436
Transfers	—	286	5,530	(5,816)	—
Acquisition of subsidiaries	—	—	1,131	—	1,131
Disposals	—	(47)	(181)	—	(228)
Exchange differences	(112)	(98)	(797)	(240)	(1,247)

At December 31, 2018	2,180	2,314	14,140	3,312	21,946

Accumulated Depreciation
At January 1, 2018	181	891	1,250	—	2,322

Charge for the period	285	455	2,156	—	2,896
Disposals	—	(46)	(34)	—	(80)
Exchange differences	(24)	(34)	(194)	—	(252)

At December 31, 2018	442	1,266	3,178	—	4,886

Carrying Amount
At December 31, 2018	$1,738	$1,048	$10,962	$3,312	$17,060
Cost

At January 1, 2019	$2,180	$2,314	$14,140	$3,312	$21,946

Additions	188	581	2,409	7,542	10,720
Transfers	602	216	(88)	(730)	—
Acquisition of subsidiaries	—	—	633	—	633
Disposals	—	(29)	(209)	—	(238)
Exchange differences	84	33	402	308	827

At December 31, 2019	3,054	3,115	17,287	10,432	33,888

Accumulated Depreciation
At January 1, 2019	442	1,266	3,178	—	4,886

Charge for the period	478	622	2,681	—	3,781
Transfers	110	108	(218)	—	—
Disposals	—	(17)	(126)	—	(143)
Exchange differences	37	35	151	—	223

At December 31, 2019	1,067	2,014	5,666	—	8,747

Carrying Amount
At December 31, 2019	$1,987	$1,101	$11,621	$10,432	$25,141

Depreciation expense of $1,333 (2018: $867) has been charged to Research and development expenses and $2,448 (2018: $2,029) to Selling, marketing and administrative expenses.

Assets under construction are comprised of manufacturing equipment to be placed in service in 2020. Commitments related to property, plant and equipment are referenced in Note 24.

13. INVENTORY

	2018	2019
Finished goods, net of reserves	$3,067	$5,375
Raw materials	479	6,226
WIP	8	309

Total Inventory	$3,554	$11,910

14. TRADE AND OTHER RECEIVABLES

	2018	2019
Trade receivables	$6,300	$6,312
Reserves on trade receivables	(554)	(674)
VAT receivable	2,714	3,647
Prepayments	1,450	997
Other receivables	382	2,133

Total trade and other receivables	$10,292	$12,415

Trade receivables comprise customer receivables and include an allowance for doubtful accounts of $674 (2018: $554). Trade receivables relate to existing customers with no significant defaults in the past. The Group has no material reserve for expected credit losses in respect of Other receivables as of December 31, 2019 and 2018. The Group retains all risks associated with these receivables until fully recovered.

The fair value of all receivables is the same as their carrying values stated above.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

On the date of initial application of IFRS 9 (January 1, 2018), the ending impairment allowances relating to trade and other receivables in accordance with IAS 39 were the same as the opening loss allowances determined in accordance with IFRS 9.

15. SHARE CAPITAL, PREMIUM AND OTHER RESERVES

Share capital and share premium

LumiraDx Limited was incorporated on August 24, 2016 with an authorized share capital of 5,000,000 A Ordinary Shares of par value $0.001 each and 5,000,000 Common Shares of par value $0.001 each. On September 29, 2016, the Company acquired 100% of the issued share capital of LumiraDx Holdings Limited following the agreement of an Exchange Offer, which was effective from September 28, 2016. LumiraDx Limited acquired all shares in LumiraDx Holdings Limited, and in exchange LumiraDx Limited issued to the shareholders of LumiraDx Holdings Limited a corresponding number of shares on a share-for-share basis.

SHARES AUTHORIZED, FULLY PAID AND ALLOCATED	A ORDINARY SHARES	A ORDINARY SHARES
	2018	2019
In issue at start of period	374,638	377,635
Issued for cash	—	—
Issued in other transactions	21,000	2,801
Shares cancelled	(18,003)	(6,784)

In issue at December—fully paid and allocated	377,635	373,652

During 2019, the Company cancelled 6,784 shares (2018: 18,003) that were previously issued as part of a business combination.

As of December 31, 2018 and 2019 the Company did not have any Common Shares outstanding.

Translation reserve

The translation reserve comprises all foreign exchange differences arising since the date of incorporation from the translation of the financial statements of operations with functional currencies different from the Company.

Other reserves

Other reserves are comprised of warrants and debt conversion rights. On September 28, 2016, the Company amended its Secured Fixed Rate Loan Notes and granted the Acquisition Note Holder (Note 18) the right to convert 50% of the principal amount of the Acquisition Notes into A Ordinary Shares of the Company at a conversion prices of $611.63 per share. The issue date fair value of the loan conversion rights is included in Other reserves. In 2018, the Acquisition Note Holder converted 25% of the principal amount and the Company issued 1,586 A Ordinary shares. In 2019, the Acquisition Note Holder converted the remaining 25% of the principal amount and the Company issues 1,587 A Ordinary Shares.

During 2018, the Company issued 212,718 Preferred Shares (Note 17), which have been treated as a compound instrument in accordance with IFRS 9. The conversion feature of the Preferred Shares has been included in Other reserves at an issue date fair value of $47,264.

During 2019, as part of its senior debt offering, as described in Note 18, the Company issues 2,284 warrants to purchase it’s A Ordinary shares at a fixed price of $1,459.89 per share.

During 2019, the Company issued convertible notes (Note 18), which have been treated as a compound instrument in accordance with IFRS 9. The conversion feature of the convertible notes has been included in Other reserves at an issue date fair value of $17,065.

16. SHARE BASED PAYMENTS

Share options are granted to directors, employees and certain service providers. The share options have a vesting period of 1-4 years with shares being exercisable pro rata per year from the date of issue. All share options granted have a contractual life of 10 years from the date of grant. Share options are settled in equity.

For the employee based share options, if the owner of the share option ceases to be employed by the Company, in most cases the option lapses within a short period of departure of such employee. 18,762 share options have been forfeited to date. Management has not anticipated any stock options to be forfeited due to termination of employment prior to the assumed exercise date.

Movements on number of share options and their related exercise price are as follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2018	129,573	$472.94

Granted	22,300	804.88
Exercised	—	—
Forfeited	(10,623)	592.14

Outstanding at December 31, 2018	141,250	515.67

Granted	13,453	1,404.64
Exercised	—	—
Forfeited	(1,501)	677.35

Outstanding at December 31, 2019	153,202	592.37

Exercisable at December 31, 2018	75,664	419.28

Exercisable at December 31, 2019	107,394	$455.86

No options were exercised in 2018 or 2019.

The options outstanding at December 31, 2019 have an exercise price in the range of 70.59 to 1,793.38 and a weighted average contractual life of 6.89 years.

Share based compensation expense of $2,523 (2018: $2,644) has been charged to Research and development expenses and $1,447 (2018: $1,316) to Selling, marketing and administrative expenses.

17. PREFERRED SHARES

	PREFERRED SHARES	DIVIDENDS	TOTAL
Balance at January 1, 2018	—	—	—
Issuance, net of related costs	$212,776	$—	$212,776
Accretion of issuance costs	265	—	265
Dividends accrued	—	5,113	5,113

Balance at December 31, 2018	213,041	5,113	218,154
Accretion of issuance costs	8,886	—	8,886
Dividends accrued	—	21,600	21,600

Balance at December 31, 2019	$221,927	$26,713	$248,640

In July 2018, the Company’s Board of Directors authorized the Company to raise up to $300 million through the issue of up to 236,353 new Series A 8% Cumulative Convertible Preferred Shares (“Preferred Shares”).

The outstanding Preferred Shares have been treated as a compound instrument in accordance with IFRS 9 as the Company has a contractual obligation to deliver: i) cash upon maturity; and/or ii) a requirement to deliver A Ordinary shares upon conversion. The Preferred Shares are convertible into A Ordinary shares at the option of the holder and mandatorily convertible into A Ordinary shares upon listing on a public market at a price above the liquidation preference and accrued and unpaid dividends. Each Preferred Share, including any accrued dividends, is convertible into one A Ordinary share.

In accordance with IFRS 9, the redemption feature qualifies as a liability at fair value with the residual proceeds allocated to conversion feature recorded within equity as Other reserves.

The Preferred Shares accrue an 8% cumulative annual dividend until the earlier of (i) the date seven years from their issue (ii) the date the Preferred Shares are converted in accordance with their terms or (iii) the date the Company is liquidated. No dividends will be paid on the A Ordinary Shares for so long as the Preferred Shares are in issue.

The Preferred Shares carry a preferential right to share in the proceeds of a liquidation of the Company, and will rank senior to the A Ordinary Shares and the Common Shares of the Company on liquidation.

Each of the Preferred Shares shall automatically convert to A Ordinary Shares in connection with an IPO or sale of the Company, provided that the value of an A Ordinary Share at that time is not less than the aggregate of the issue price of such Preferred Share and the dividend accrued on each such Preferred Share. Each Preferred Shareholder may convert their Preferred Shares to A Ordinary Shares at any time.

During 2018, the Company issued a total of 212,718 Preferred Shares. Loan Noteholders of the Company’s 12% Loan Notes were given the opportunity to convert the proceeds of the prepayment of their Loan Notes to subscribe for Preferred Shares. An amount of $39,672, representing the principal and accrued interest, was converted from Loan Notes into Preferred Shares. The issue date fair value of the conversion feature of the Preferred Shares has been recorded as $47,264 in Other reserves (Note 15).

One of the investors in the Preferred Shares had the right to subscribe for an additional $30,000 of Preferred Shares on or before June 18, 2019 at the fair market value on the date of subscription. This option expired in 2019 without being exercised.

18. DEBT

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost.

	CURRENCY	NOMINAL INTEREST RATE	YEAR OF MATURITY	2018 FACE VALUE	2018 CARRYING AMOUNT	2018 FAIR VALUE	2019 FACE VALUE	2019 CARRYING AMOUNT	2019 FAIR VALUE
Secured Fixed Rate Loan Notes	USD	10.00%	2019	$31,969	$30,745	$30,535	$—	$—	$—
Acquisition Note	USD	5.00%	2019	2,912	2,912	2,917	—	—	—
Senior Secured Notes	USD	8.98%	2022	15,000	14,347	14,347	—	—	—
Unsecured Loan	USD	2.00%	2024	—	—	—	18,000	18,000	17,889
Senior Secured Loans	USD	11.50%	2023	—	—	—	40,000	37,453	37,409
Convertible Notes	USD	5.00%	2024	—	—	—	75,156	55,477	55,147
Instrument Financing Loans	EUR	1.70-2.60%	2020-2023	1,368	1,368	1,368	993	993	993

In October and December 2019, the Company issued convertible loan notes (“Convertible Notes”) in an aggregate value of $75,156. The Convertible Notes have a five year maturity from their date of issue and carry an interest rate of 5%, paid semi-annually. Holders may convert the Convertible Notes into Common Shares of the Company at their election at a fixed price. Convertible Notes will automatically convert into Common Shares upon a qualifying IPO. The Company may force conversion of the Convertible Notes on a qualifying equity funding round. In the event the Company is prevented by a senior creditor from repaying the Convertible Notes upon maturity, the Convertible Note holder may choose to extend the maturity of the Convertible Notes. Of the Convertible Notes issued, $1,353 of notes were issued in settlement of debt issuance costs on January 2, 2020 and have been included in the balance at December 31, 2019.

The outstanding Convertible Notes have been treated as a compound instrument in accordance with IFRS 9 as the Company has a contractual obligation to deliver: i) cash upon maturity; and/or ii) a requirement to deliver A Ordinary shares upon conversion. The issue date fair value of the conversion feature of the Convertible Notes has been recorded as $17,065 in Other reserves (Note 15).

On September 20, 2019, LumiraDx Investment Ltd, a subsidiary of the Company, issued Senior Secured Loans in the amount of $40,000. The Senior Secured Loans are secured generally by all the Group’s assets and mature on September 20, 2023. The Senior Secured Loans carry an interest rate of 11.5% paid quarterly. The Group can draw two additional loans in the amount of $25,000 each upon the achievement of certain commercial milestones. The Company also issued the lenders 2,284 10 year warrants to purchase A Ordinary Shares at a fixed price of $1,459.89 per share.

The fair value of the warrants was recorded in Other reserves in equity. Senior Secured Loans were recorded at a fair value of $37,265. Debt issuance costs were recorded as a reduction of the proceeds. The discount on the issuance will be recognized using the effective interest method until the maturity date of September 20, 2023.

On October 17, 2019, the Group issued an Unsecured Loan in the amount of $18,000 to a tax-exempt private foundation. The terms of the loan include restrictions on the use of the proceeds for specific programs and commitments to provide access to the Group’s future products to support the foundation’s charitable purposes. The Unsecured Loan matures on October 17, 2024. The Unsecured Loan carries an interest rate of 2% paid quarterly.

On February 14, 2018, the Company issued a Call Notice to a group of investors that had accepted the Company’s Offer Letter (the “Offer”) to subscribe to up to $76,675 of the Company’s new 12% Unsecured Subordinated Loan

Notes (“12% Loan Notes”). The Offer Letter permitted the Company to call a portion of the Loan Notes to be funded during a specified period in 2018. The February 14, 2018 Call Notice called $38,338 to be funded by the subscribing investors. As part of the Offer, the Company agreed to issue 15,461 A Ordinary Shares and to pay $767 in cash as a Commitment Fee to the investors for their acceptance of the Offer. The Commitment Fees were paid at the time of the Call Notice and recorded as a reduction of the proceeds. The discount on the issuance was recognized using the effective interest method.

The Company issued $38,338 of the 12% Loan Notes on February 14, 2018 with a maturity date of February 9, 2019. During 2018, the Company received approval to prepay the 12% Loan Notes in 2018 from the loan note holders. The Company agreed to pay the full interest due on the 12% Loan Notes through the original maturity date. The amount of interest from the repayment date to the original maturity date was recorded as loan modification costs of $1,508 in Finance Expenses (see Note 7). The Company offered the 12% Loan Note holders the option to convert their principal and accrued interest into the Series A Preferred Shares. The Company converted $35,442 of principal and $4,250 of interest into the Series A Preferred Shares. The Company paid $2,915 of principal and $350 of interest in cash to non-converting loan note holders. The Company recorded a loss on extinguishment related to the conversion and repayment of $4,372.

On February 21, 2017, LumiraDx Investment Limited, a subsidiary of the Company, issued Senior Secured Notes in the aggregate original principal amount of $15,000 (“Senior Secured Notes”). The Senior Secured Notes were secured generally by all the Company’s assets and are Senior to the Secured Fixed Rate Loan Notes. The Senior Secured Notes were repayable on February 21, 2022 and carried a base interest rate of the sum of (i) the greater of (a) the LIBOR Rate for such Interest Period, and (b) one percent (1%), and (ii) seven and three quarters of one percent (7.75%).

On September 20, 2019, LumiraDx Investment Limited agreed to settle the Senior Secured Notes prior to maturity and recorded a loss on extinguishment, related to the unamortized debt discount balance, of $520. This loss has been included in finance expenses.

In 2016, the Company issued a Loan note (“Acquisition Note”) in the amount of $2,912 as part of its acquisition of certain business assets of a technology business (“Acquisition Note Holder”). The Notes were secured by the registered intellectual property acquired by the Company.

In October 2018, the Acquisition Note Holder converted $970 of outstanding principal balance into A Ordinary Shares in accordance with the terms of the note.

In March 2019, the Acquisition Note Holder converted an additional $970 of outstanding principal balance into A Ordinary Shares in accordance with the terms of the note. The remaining balance of the Acquisition Note was settled on March 11, 2019.

On October 3, 2016, the Company issued secured notes (“Secured Fixed Rate Loan Notes”), in an aggregate value of $31,969 as part of a private placement. The Secured Fixed Rate Loan Notes were secured generally by all the Company’s assets. The Secured Fixed Rate Loan Notes were repayable on October 3, 2019 and carried a base interest rate of 10% compounded daily, paid quarterly. The Company also issued the lender 10 year warrants to purchase 13,067 A Ordinary Shares at a fixed price of $611.63 per share.

The fair value of the warrants was recorded in Other reserves in equity. The Secured Fixed Rate Loan Notes were recorded at a fair value of $27,809. Debt issuance costs were recorded as a reduction of the proceeds. The discount on the issuance was recognized using the effective interest method until the debt was repaid on October 3, 2019.

On October 3, 2019, the Company settled the balance of the Secured Fixed Rate Loan Notes with a payment on maturity of $31,969.

Instrument financing loans are used to finance the cost of installing instruments at customer locations where the Group retains title of the instruments.

Balance at January 1, 2018	$47,374
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs	37,874
Repayments of borrowings	(3,171)

Total changes from financing cash flows	34,703
Other changes
Acquisition of subsidiaries	1,368
Debt issuance costs settled in equity	(10,973)
Loss on extinguishment of debt	4,372
Conversion of debt into A Ordinary shares	(970)
Conversion of debt into preferred shares	(35,442)
Amortisation of debt issuance costs	9,038
Foreign exchange impact	(98)

Total other changes	(32,705)

Balance at December 31, 2018	49,372
Less: Debt due within one year	(34,037)

$15,335
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs	$127,701
Repayments of borrowings	(49,328)

Total changes from financing cash flows	78,373
Other changes
Warrants	(491)
Loss on extinguishment of debt	520
Conversion of debt into A Ordinary shares	(970)
Conversion feature allocated to equity	(17,065)
Amortisation of debt issuance costs	2,155
Foreign exchange impact	29

Total other changes	(15,822)
Balance at December 31, 2019	111,923
Less: Debt due within one year	(378)

$111,545

19. LEASE LIABILITY

	2018	2019
Due in less than one year	$1,363	$1,833
Due between one and five years	1,779	1,706
Due in more than five years	—	—

Total	$3,142	$3,539

20. DEFERRED TAX ASSET AND LIABILITY

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2018	2019
Deferred taxes:
- Liabilities	$1,868	$1,559

Total net deferred tax liabilities	1,868	1,559

The analysis and movement of deferred tax assets and liabilities is as follows:

	JANUARY 1, 2019	ACQUIRED IN BUSINESS COMBINATION	RECOGNIZED IN INCOME	RECOGNIZED IN EQUITY	DECEMBER 31, 2019
Deferred tax liabilities
Intangible assets	$2,416	$—	$(373)	$(7)	$2,036
Deferred tax assets
Net operating losses and other timing differences	(548)	—	90	(19)	(477)

Net deferred tax liability	$1,868	$—	$(283)	$(26)	$1,559

	JANUARY 1, 2018	ACQUIRED IN BUSINESS COMBINATION	RECOGNIZED IN INCOME	RECOGNIZED IN EQUITY	DECEMBER 31, 2018
Deferred tax liabilities
Intangible assets	$1,680	$1,433	$(620)	$(77)	$2,416
Defxerred tax assets
Net operating losses and other timing differences	(867)	—	281	38	(548)

Net deferred tax liability	$813	$1,433	$(339)	$(39)	$1,868

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The realization of the tax benefit related to losses in certain jurisdictions were determined to not be probable. As such, the Group did not recognize deferred tax assets of $37,259 for U.K. tax losses and $10,840 for U.S. tax losses and other temporary timing differences. The Group has material carried forward tax losses in the U.K. and U.S. Losses in the U.K. do not expire whereas losses in the U.S. expire on various dates up to 2036 if not utilized.

The utilization of the U.S. net operating loss carry-forwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of U.S. net operating loss carry-forwards that can be utilized annually to offset future taxable income. The Company has not yet completed an evaluation of ownership changes through December 31, 2019. To the extent an ownership change has occurred or does occurs in the future, the U.S. net operating loss carry-forwards may be subject to limitation.

21. TRADE AND OTHER PAYABLES

	2018	2019
Trade payables	$9,298	$16,166
Deferred grant revenue	—	7,915
Accrued expenses	9,765	8,598
Deferred revenue	3,145	2,639
Accrued interest	1,211	2,070

Total trade and other payables	$23,419	$37,388

In November 2019, the Group received an $8,000 grant. The grant is to be used to further the development of certain of the Group’s future products. While the Group expects to incur qualifying expenses in excess of the grant amount, any unspent funds at December 31, 2020 are required contractually to be remitted to the grantor.

22. BUSINESS COMBINATIONS

2019 Business Combinations

SureSensors Ltd.

On October 15, 2019, the Group acquired all outstanding shares in SureSensors Ltd. (“SureSensors”) from its shareholders. SureSensors is a specialty industrial printer and an existing supplier to the Group. The acquisition was completed to provide further control over and capacity for the Group’s manufacturing activities.

The aggregate purchase price to acquire control over SureSensors was $2,009, which consisted of a cash payment of $632 and 1,214 A Ordinary shares with an acquisition date fair value of $1,377.

Goodwill of $1,506 arising from the acquisition is attributable to the skilled assembled work force and expertise of SureSensors.

The following table summarizes the consideration paid for SureSensors and the fair value of assets acquired and liabilities assumed at the acquisition date:

Consideration at October 15, 2019
Cash consideration paid	$632
Fair value of shares issued	1,377

Total consideration	$2,009

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$51
Trade and other receivables	160
Other current assets	5
Property, plant and equipment (Note 12)	633
Trade and other payables	(144)
Loan payable	(202)

Total identifiable net assets	503

Goodwill (Note 11)	1,506

Total	$2,009

SureSensors’ accounts receivable is comprised of gross contractual amounts due of $132 which were all expected to be collectible at the date of acquisition.

In the period ended December 31, 2019 SureSensors contributed revenue of $nil and net loss (after tax) of $162 to the Group’s results. If the acquisition had occurred on January 1, 2019 management estimates that SureSensors would have contributed additional revenue of $nil and net loss (after tax) of $1,341. This information is provided for illustrative purposes only and is not necessarily indicative of the results of the combined Group that would have occurred had SureSensors been acquired at the beginning of the year or indicative of the future results of the combined Group.

2018 Business Combinations

Biomedical Service S.r.l.

On July 13, 2017, the Group acquired a 10% shareholding in Biomedical Service S.r.l. (“BMS”) from various of its minority shareholders. The Group had a call option to acquire the remaining 90% of BMS which could be exercised between March 1, 2018 and August 31, 2018. On June 29, 2018, the Group acquired an additional 4.5% of the outstanding shares and the parties agreed to extend the call option until September 30, 2018. On September 30, 2018, the Group exercised the final portion of its call option and acquired the remaining outstanding shares. BMS has been consolidated from the date at which the Group obtained control over BMS which has been determined to be on March 1, 2018 when the option period opened.

The Group recognized a financial gain of $490 for fair valuing the 10% interest in BMS held by the Group prior to the acquisition. The gain is included in the statement of comprehensive income within Finance income.

BMS is a distributor of medical diagnostic instruments and tests. The acquisition was completed to provide further distribution capabilities for the Group’s products and services.

The aggregate purchase price to acquire control over BMS was $10,956, which consisted of (1) cash payments totaling $8,063, with an acquisition date fair value of $7,704 (2) fair value of previously held equity interest of $1,096 based on the value of the remaining 90% acquired and (3) a contingent consideration obligation with an estimated aggregate acquisition date fair value of $2,156 payable in cash. At the acquisition date, the maximum value of the contingent consideration is €2,000 and is payable based on the financial results of BMS measured in earnings before interest, taxes, depreciation and amortization. At December 31, 2018 the full amount of contingent consideration was deemed earned and included in trade and other payables.

Goodwill of $3,131 arising from the acquisition is attributable to the skilled assembled work force and expertise of BMS. Customer related intangible assets of $5,972 arising from customer contracts in place at the time of the acquisition have been separately recognized in intangible assets. The fair value of BMS’ customer related intangible assets was determined using an excess earning method that is based on management forecasts and observable market data for discount rates. Customer related intangible assets are assumed to have a useful economic life of 8 years. The goodwill and intangible assets recognized are not expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for BMS and the fair value of assets acquired and liabilities assumed at the acquisition date:

Consideration at March 1, 2018
Fair value of previously held equity interest	$1,096
Cash consideration paid	7,704
Fair value of contingent consideration	2,156

Total consideration	$10,956

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	3,506
Trade and other receivables	1,555
Inventory	536
Property, plant and equipment (Note 12)	1,131
Purchased software	77
Customer contracts (included in intangible assets) (Note 11)	5,972
Trade and other payables	(2,151)
Instrument financing loans (Note 18)	(1,368)
Deferred tax liability (Note 20)	(1,433)

Total identifiable net assets	7,825

Goodwill (Note 11)	3,131

Total	$10,956

BMS’ accounts receivable is comprised of gross contractual amounts due of $1,555 which were all expected to be collectible at the date of acquisition.

In the ten months ended December 31, 2018 BMS contributed revenue of $4,749 and net income (after tax) of $787 to the Group’s results. If the acquisition had occurred on January 1, 2018 management estimates that BMS would have contributed revenue of $5,681 and net income (after tax) of $944. This information is provided for illustrative purposes only and is not necessarily indicative of the results of the combined Group that would have occurred had BMS been acquired at the beginning of the year or indicative of the future results of the combined Group.

23. FINANCIAL RISK MANAGEMENT

There were no changes in the financial instruments for the year ended December 31, 2019.

The following table details the changes in the financial instruments for the year ended December 31, 2018:

CONTINGENT CONSIDERATION
Carrying amount as of January 1, 2018	$3,433
Acquired in business combination	2,156
Net gain recognized	(3,626)
Other losses recognized in finance expenses	507

Total net gain in profit and loss	(3,119)
Reclassification to Trade payables	(2,470)

Carrying amount as of December 31, 2018	$—

During 2018, the Group determined that due to new customer acquisition being lower than contemplated at the time of acquisition, contingent consideration related to the LumiraDx Care Solutions UK Limited acquisition was no longer payable and the Group recognized a net gain of $3,626. New customer acquisition was lower than contemplated due to changes in prescription trends leading to a reduction in the number of patients that required monitoring by LumiraDx CareSolutions primary product offering.

At December 31, 2018 the full amount of contingent consideration related to BMS was deemed earned and included in trade and other payables. The Group settled payment during 2019.

Other financial liabilities not measured at fair value are calculated based on the present value of future principal and interest cash flows discounted at the market rate of interest at the balance sheet date.

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow and interest rate risk), credit risk and liquidity risk.

Market risk

(a) Currency risk

The majority of the Group’s sales and purchase transactions are denominated in either U.S. dollars or U.K. pound sterling. The exchange risk is managed by maintaining bank accounts denominated in those currencies.

A 10% strengthening of the U.K. pound sterling against the U.S. dollar at December 31, 2019 would have had an impact of increasing the loss before tax for the period by $9,835 on the basis that all other variables remain constant.

The Group considers the impact of foreign currency risk to be not significant given the Group’s net balance sheet exposure.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	2018	2019
U.K. Pound Sterling	$2,923	$5,323
Colombian Pesos	2,228	2,498
Euros	2,214	2,193
U.S. Dollars	1,822	1,082
Brazilian Reais	903	1,002
Swedish Kroner	189	160
Other	13	157

	$10,292	$12,415

(b) Cash flow and interest rate risk

The Group mainly raises debt on a fixed rate basis for bonds and notes in U.S. dollars. The primary objective of the Group’s interest rate management is to protect the net interest result while managing the overall cost of borrowing.

The Group’s debt, including Preferred Shares, is carried at fixed interest rates.

Credit risk

Credit risk represents the risk of loss the Group would incur if operators and counterparties fail to fulfil their credit obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset. For banks and financial institutions, the Group maintains it accounts with major international banks with “A” ratings. Credit risk relating to accounts receivable balances are managed on a case-by-case basis.

At December 31, 2019 the Group has trade receivables of $6,312 (2018: $6,284). New clients are analyzed before standard payment and delivery terms and conditions are offered. The credit quality of the customer is assessed taking into account its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Management does not expect any losses from non-performance by these counterparties. Movement in the loss allowances against trade receivables is as follows:

Loss allowance as of January 1, 2018:	$—
Loss allowance recognized during the year	601
Balance written off during the year	(47)

Loss allowance at December 31, 2018:	554

Loss allowance recognized during the year	606
Balances written off during the year	(456)
Balances recovered during the year	(30)

Loss allowance at December 31, 2019:	$674

At December 31, 2019, trade receivables of $804 (2018: $736) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these receivables is 3 months and above.

On the date of initial application of IFRS 9 (January 1, 2018), the ending impairment allowances relating to trade and other receivables in accordance with IAS 39 were the same as the opening loss allowances determined in accordance with IFRS 9.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled in cash. Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group Finance. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. The Group may be reliant on its ability to raise additional investment capital from the issuance of both debt and equity securities to fund its business operating plans and future obligations. The Group believes it will continue to be successful in raising additional investment capital to meet its obligations.

The following are the undiscounted contracted maturities of financial liabilities, including interest payments for the period ending December 31, 2019:

NON-DERIVATIVE FINANCIAL LIABILITY	EFFECTIVE INTEREST RATE*	YEAR OF MATURITY	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	1—2 YEARS	2—5 YEARS
Unsecured Loan	2.00%	2024	$18,000	$19,729	$360	$360	$19,009
Senior Secured Loans	13.72%	2023	37,453	57,365	4,677	4,664	48,024
Convertible Notes	11.38%	2024	55,477	75,373	3,758	3,758	67,857
Instrument Financing Loans	1.7—2.6%	2020-23	993	1,024	407	374	243
Preferred Shares	11.45%	2025	248,640	421,199	—	—	421,199
Trade and other payables			37,388	37,388	37,388	—	—

Total			$397,951	$612,078	$46,590	$9,156	$556,332

*	—the effective interest rate for both the Convertible Notes and Preferred Shares include the accretion of the portion of proceeds allocated to equity (Notes 17 and 18)

The following are the undiscounted contracted maturities of financial liabilities, including interest payments for the period ending December 31, 2018:

NON-DERIVATIVE FINANCIAL LIABILITY	EFFECTIVE INTEREST RATE	YEAR OF MATURITY	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	1—2 YEARS	2—5 YEARS
Secured Fixed Rate Loan Notes	16.43%	2019	$30,745	$34,367	$34,367	$—	$—
Loan note issued to acquire assets	5.00%	2019	2,912	2,950	2,950	—	—
Senior Secured Notes	10.05%	2022	14,347	19,125	1,313	1,313	16,499
Instrument Financing Loans	1.35—2.32%	2020-23	1,368	1,420	410	394	616
Preferred Shares	11.45%	2025	218,154	421,199	—	—	421,199
Trade and other payables			23,419	23,419	23,419	—	—

Total			$290,945	$502,480	$62,459	$1,707	$438,314

24. COMMITMENTS

Capital Commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2018	2019
Total	$6,086	$5,570

The capital commitments relate to contracts to purchase property, plant and equipment.

25. LEASES—GROUP AS LESSEE

The Group leases various offices and facilities. The lease terms are between 1 and 5 years.

Right-of-use assets
Net Carrying Amount
December 31, 2018	$—
December 31, 2019	2,963
Depreciation expense for the year ended
December 31, 2018	$—
December 31, 2019	1,643

During 2019, additions to right-of-use assets amounted to $4,610.

AMOUNTS RECOGNIZED IN PROFIT AND LOSS	2018	2019
Depreciation expense of right-of-use-assets	$—	$1,643
Interest expense on lease liabilities	—	396

	$—	$2,039

At December 31, 2019 the Group is not committed to any short-term leases.

Variable lease payment terms are deemed an insignificant portion of the overall liability at December 31, 2019.

The total cash outflow for leases in 2019 amounted to $1,866.

26. RELATED PARTY TRANSACTIONS

On October 3, 2016, the Company issued shares, warrants and notes to USB Focus Fund LumiraDx 1-A LLC and USB Focus Fund LumiraDx 1-B LLC (collectively “US Boston”). The US Boston funds are investment vehicles for individual investors to subscribe to the US Boston LumiraDx Limited offering. Zwanziger Family Ventures, an entity controlled by the Company’s CEO, Ron Zwanziger, subscribed to 11.7% of the US Boston LumiraDx Limited offering. At December 31, 2019, the Company had accrued interest on the notes within the US Boston funds with $nil (2018: $94) of interest representing Zwanziger Family Ventures proportional share of the accrued interest.

During 2019, Zwanziger Family Ventures subscribed to the Convertible Notes issued by the Company. At December 31, 2019, the Company had accrued interest on the Zwanziger Family Ventures note of $30.

The Company’s Directors are the Key Management Personnel for the Group. The total Director’s emoluments for 2019 were $783 (2018: $773). Included in the Director’s emoluments for 2019 is $133 of stock compensation expense (2018: $251).

	2018	2019
Salaries and wages	$425	$534
Stock compensation expense	$251	$133
Other employee benefits	$97	$116

Total	$773	$783

For the purposes of these remuneration disclosures the values for equity compensation plans are calculated based on the fair value used in Note 16.

27. ULTIMATE CONTROLLING PARTY

No one party or Company of shareholders has a controlling interest in the Company.

28. EVENT AFTER THE REPORTING PERIOD

In April 2020, the Company initiated its 2020 Funding Round. The Company’s shareholders approved the 2020 Funding Round in May 2020 and provided authorization to the Board to raise up to $150 million. The Company secured commitments from investors totaling $148.9 million which are available for drawdown by the Company for the period starting on July 1, 2020 and ending on October 31, 2020.

The Company agreed to issue up to 16,528 warrants to acquire Common Shares at a strike price of $1,793.38 and to pay a cash fee equal in aggregate to two per cent of the aggregate amount of the committed amounts in exchange for the commitment from the investors and funding when commitments are called. If the Company decides to call the funds and receive the committed amounts, the Company would then issue relevant Loan Note certificates to the lenders in respect of their relevant actual committed amounts, subject to their payment being received. The relevant Loan Notes (the “2020 Convertible Notes”) shall be for a term of 360 days from the date of issue of such 2020 Convertible Notes and shall entitle its holders to 10% interest from the date of issue of such 2020 Convertible Notes. Such interest will be paid on the date the relevant 2020 Convertible Notes are repaid. The 2020 Convertible Note Holders may convert the notes into Common Shares of the Company at their election at a fixed price to be determined based on certain performance criteria achieved by the Group during 2020. The 2020 Convertible Notes will automatically convert into Common Shares upon a qualifying IPO at a fixed priced to be determined based on certain performance criteria achieved at the time. In the event the Company is prevented by a senior creditor from repaying the notes upon maturity, the Convertible note holder may choose to extend the maturity of the 2020 Convertible Notes.

In July 2020, the Company called and received $74.3 million of the 2020 Convertible Notes.

LUMIRADX LIMITED

Consolidated Statement of Profit and Loss and Comprehensive Income

		SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
	Note	(in thousands, except share data and EPS)
Revenue
Products	3	$8,873	$10,630
Services	3	2,276	2,320

Total Revenue		11,149	12,950
Cost of sales
Products		(5,379)	(6,518)
Services		(977)	(943)

Total Cost of sales		(6,356)	(7,461)
Gross Profit		4,793	5,489
Research and development expenses		(40,796)	(51,924)
Selling, marketing and administrative expenses		(16,736)	(18,087)
Operating Loss		(52,739)	(64,522)
Finance income	5	504	510
Finance expense	5	(21,244)	(47,626)

Net finance expense		(20,740)	(47,116)
Loss before Tax		(73,479)	(111,638)
Tax credit (expense) for the period	6	4,684	4,670

Loss for the period		$(68,795)	$(106,968)

Loss attributable to non-controlling interest		(72)	(249)
Net loss attributable to equity holders of parent—basic and diluted		$(68,723)	$(106,719)

Net loss per share attributable to equity holders of parent—basic and diluted	7	$(184.78)	$(286.28)
Weighted-average number of Ordinary Shares used in loss per share—basic and diluted	7	371,908	373,652

Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences—foreign operations		1,111	17,978

Total Comprehensive loss for the period		(67,684)	(88,990)

Total comprehensive income attributable to:
Equity holders of the parent		(67,618)	(88,746)
Non-controlling interest		(66)	(244)

Total		$(67,684)	$(88,990)

The accompanying notes are an integral part of these condensed consolidated financial statements.

LUMIRADX LIMITED

Consolidated Statement of Financial Position

		AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
	Note	(in thousands, except share data)
ASSETS
Non–Current Assets
Other non-current assets		$259	$218
Intangibles and goodwill	8	41,533	38,527
Right-of-Use Assets	19	2,963	2,777
Property, plant and equipment	9	25,141	47,384

Total Non-Current Assets		69,896	88,906

Current Assets
Inventories	10	11,910	22,329
Tax receivable		16,213	12,590
Trade and other receivables	11	12,415	13,129
Cash and cash equivalents		139,387	47,013

Total Current Assets		179,925	95,061

TOTAL ASSETS		$249,821	$183,967

LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	15	$(111,545)	$(113,478)
Preferred shares	14	(248,640)	(263,205)
Lease liabilities		(1,562)	(1,986)
Deferred tax liabilities		(1,559)	(1,417)

Total Non-Current Liabilities		(363,306)	(380,086)

Current Liabilities
Debt due within one year	15	(378)	(364)
Trade and other payables	17	(37,388)	(42,793)
Lease liabilities due within one year		(1,578)	(974)

Total Current Liabilities		(39,344)	(44,131)
Equity
Share capital and share premium	12	(152,691)	(152,691)
Foreign currency translation reserve	12	2,341	(15,632)
Other reserves	12	(66,883)	(66,883)
Accumulated deficit		369,868	475,018

Total equity attributable to equity holders of the parent		152,635	239,812

Non-controlling interests		194	438

Total Equity		152,829	240,250

TOTAL EQUITY AND LIABILITIES		$(249,821)	$(183,967)

The accompanying notes are an integral part of these condensed consolidated financial statements.

LUMIRADX LIMITED

Consolidated Statement of Changes in Equity

	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVES	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
	(in thousands, except share data)
Six months ended June 30, 2019
Balance at January 1, 2019	$—	$152,125	$5,241	$49,582	$(241,031)	$(34,083)	$106	$(33,977)
Loss for the period	—	—	—	—	(68,723)	(68,723)	(72)	(68,795)
Other comprehensive income
Currency translation differences	—	—	1,105	—	—	1,105	6	1,111

Total comprehensive income for the period	—	—	1,105	—	(68,723)	(67,618)	(66)	(67,684)

Shares issued	—	1,225		(255)	—	970	—	970
Equity compensation plans	—	—	—	—	2,049	2,049	—	2,049
Shares repurchased	—	(2,035)	—	—	—	(2,035)	—	(2,035)

Transaction with shareholders, recognized directly in equity	—	(810)	—	(255)	2,049	984	—	984
Changes in non-controlling interests	—	—	—	—	—	—	—	—

Balance at June 30, 2019	$—	$151,315	$6,346	$49,327	$(307,705)	$(100,717)	$40	$(100,677)

Six months ended June 30, 2020
Balance at January 1, 2020	$—	$152,691	$(2,341)	$66,883	$(369,868)	$(152,635)	$(194)	$(152,829)
Loss for the period	—	—	—	—	(106,719)	(106,719)	(249)	(106,968)
Other comprehensive income
Currency translation differences	—	—	17,973	—	—	17,973	5	17,978

Total comprehensive income for the period	—	—	17,973	—	(106,719)	(88,746)	(244)	(88,990)

Equity compensation plans	—	—	—	—	1,569	1,569	—	1,569
Transaction with shareholders, recognized directly in equity	—	—	—	—	1,569	1,569	—	1,569
Changes in non-controlling interests	—	—	—	—	—	—	—	—

Balance at June 30, 2020	$—	$152,691	$15,632	$66,883	$(475,018)	$(239,812)	$(438)	$(240,250)

The accompanying notes are an integral part of these condensed consolidated financial statements.

LUMIRADX LIMITED

Consolidated Statement of Cash Flows

		SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
	Note	(in thousands, except share data)
Cash Flows from Operating Activities
Loss for the period		$(68,795)	$(106,968)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	9 & 19	2,583	2,987
Amortization	8	1,209	1,161
Net finance expenses	5	10,029	36,346
Equity based share based payment transactions	13	2,049	4,542
Increase in tax receivable		(4,792)	(1,330)
Accrued preferred shares dividends	14	10,711	10,770

Changes to working capital:
Inventories		(2,026)	(11,293)
Trade and other receivables		8,922	5,943
Trade payables and other liabilities		(2,285)	6,132

Net Cash used in Operating Activities		(42,395)	(57,895)

Cash Flows from Investing Activities
Purchases of property, plant, equipment	9	(7,440)	(26,535)
Purchases of intangible assets	8	(102)	(22)

Net Cash used in Investing Activities		(7,542)	(26,557)

Cash Flows from Financing Activities
Repayment of principal portion of lease liabilities	19	(872)	(1,103)
Cash interest paid, net of interest received		(1,925)	(3,868)
Repurchase of shares		(2,035)	—
Repayments of debt	18	(2,123)	(192)

Net Cash used in Financing Activities		(6,955)	(5,163)

Net Decrease in Cash and Cash Equivalents		(56,892)	(89,615)

Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period		171,273	139,387
Exchange loss on cash and cash equivalents		(618)	(2,759)
Net decrease in cash and cash equivalents		(56,892)	(89,615)

Cash and Cash Equivalents at the end of the period		$113,763	$47,013

The accompanying notes are an integral part of these condensed consolidated financial statements.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. GENERAL INFORMATION

These financial statements are the unaudited condensed consolidated financial statements of LumiraDx Limited (“the Company”) and its subsidiaries (“the Group”) (“the Interim Financial Statements”).

The Company is an exempted company limited by shares incorporated in the Cayman Islands (registered number 314391) with registered offices situated at the offices of Ocorian Trust (Cayman) Limited, PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108.

2. BASIS OF PREPERATION

The accounting policies applied consistently to all periods presented in these Interim Financial Statements are the same as those applied by the Group in its 2019 annual Consolidated Financial Statements, contained elsewhere in this document on pages F-1 to F-42, with the exception of any new standards the Group adopted as of 1 January 2020, included below.

Basis of accounting

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and should be read in conjunction with the Group’s last Consolidated Financial Statements as of and for the year ended December 31, 2019, contained elsewhere in this document on pages F-1 to F-42. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial information included in the annual report and accounts as of and for the year ended December 31, 2019.

Going Concern

Notwithstanding net liabilities of $240,250 as of June 30, 2020, a loss for the six months then ended of $106,968, and operating cash outflows of $57,895, the financial statements have been prepared on a going concern basis which the directors consider to be appropriate for the following reasons.

The directors have prepared cash flow forecasts for a period of 12 months from the date of approval of these financial statements which indicate that, taking account reasonably possible downsides, the Group will have sufficient funds to meet its liabilities as they fall due for that period.

The Group currently meets its day-to-day working capital requirements primarily from cash raised through the issuance of debt and equity securities. In May 2020 the Company’s shareholders approved the 2020 Funding Round and provided authorization to the Board to raise up to $150 million. The Group secured commitments from investors totaling $148.9 million which are available for drawdown by the Group for the period starting on July 1, 2020 and ending on October 31, 2020. In July 2020, the Group called and received $74.3 million of the 2020 Convertible Notes. With the Group’s existing cash balances and the committed amounts, the directors are confident that the Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the Interim Financial Statements.

The Group does expect it will require additional capital to reach profitability and the directors expect to raise this capital through fundraising activities in the future. The Group has consistently been successful in raising capital to support the development of the business and expects to be able to continue to raise the funds required to reach profitability and achieve a sustainable level of cash generation.

The Group has separately assessed the impact of the COVID-19 pandemic on its ability to continue its operations.

Future adverse impacts from the COVID-19 pandemic may include, but are not limited to, employees contracting the disease, employees being unable to perform their normal duties during government imposed lock downs, difficulty in recruiting new employees, reduced access and operating hours at our laboratories and manufacturing facilities and at those similar facilities of our key partners, reduced access to clinical trial sites to conduct the necessary regulatory studies to launch and market new products and overall disruptions to the global supply chain for critical goods. However, the Group has seen increased overall demand around diagnostic products, including diagnostic tests related to the virus and does not expect a reduction in revenues as a result of the COVID-19 pandemic.

On August 11, 2020 the Group received Emergency Use Authorization from the US Food and Drug Administration for its RNA STAR product for use in laboratory COVID-19 testing. On August 18, 2020 the Group received Emergency Use Authorization from the US Food and Drug Administration for its COVID-19 antigen test. These Emergency Use Authorizations will allow the Group to generate revenue from its products in response to the pandemic.

Consequently, the directors are confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the Interim Financial Statements and therefore have prepared the financial statements on a going concern basis.

Seasonality

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Significant Accounting policies

The accounting policies applied in these Interim Financial Statements are the same as those applied in the Group’s last Consolidated Financial Statements as of and for the year ended December 31, 2019, contained elsewhere in this document. Changes in accounting policies will also be reflected in the Group’s Consolidated Financial Statements for the year ending December 31, 2020 contained elsewhere in this document.

Management judgements and estimates

The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, liabilities and related disclosures. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the Interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the Annual Financial Statements.

Adoption of New Accounting Standards

There have been no recent new accounting standards that have had an impact on the Interim Financial Statements. New accounting standards not listed below were assessed and determined to be either not applicable or did not have a material impact on the Interim Financial Statements or processes.

We adopted the amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors which clarified the definition of ‘materiality’ and how it should be applied. The amendments also improve the explanations of the definition and ensure consistency across all IFRS Standards. There was no impact on the Interim Financial Statements from the adoption of this new standard.

3. REVENUE

Disaggregation of Revenue

	SIX MONTHS ENDED JUNE 30, 2019			SIX MONTHS ENDED JUNE 30, 2020
REVENUE STREAM	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL
Products	$8,374	$499	$8,873	$10,214	$416	$10,630
Services	2,276	—	2,276	2,320	—	2,320

Total Revenue	$10,650	$499	$11,149	$12,534	$416	$12,950

Revenue from diagnostic products are recognized at the time the performance obligations are met. Service revenue is recognized over the contractual term. Revenue from other sources represents lease revenue on instruments.

Contract Balances

The account receivables balance as of June 30, 2020 and December 31, 2019 is $6,579 and $6,312, respectively. Service revenue is typically billed in advance giving rise to a contract liability balance. The deferred balance as of as of June 30, 2020 and December 31, 2019 is $1,996 and $2,639, respectively. As the Company generally recognizes revenue as it is billed for product revenue, the Company does not have other material contract asset or liability balances as of June 30, 2020.

	DEFERRED REVENUE YEAR ENDED DECEMBER 31, 2019	DEFERRED REVENUE SIX MONTHS ENDED JUNE 30, 2020
Balance at start of the period	$3,145	$2,639
Amounts invoiced to be recognized over time	2,618	1,311
Recognized revenue	(3,340)	(1,756)
Foreign exchange impact	216	(198)

Balance at end of the period	$2,639	$1,996

4. SEGMENTS

Basis for segmentation:

The CEO is the Group’s chief operating decision maker (“CODM”). The regular internal reporting to the CEO, which fulfils the criteria to constitute a segment, is done for the Group as a whole, and therefore the total Group is the company’s only segment.

Revenue from external customers by country, based on the location of the customer is as follows:

ANALYSIS OF REVENUE BY COUNTRY:	SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
Colombia	$3,861	$3,422
Italy	2,961	3,312
United Kingdom	2,537	2,830
Brazil	889	2,012
Sweden	579	557
Germany	130	280
Norway	150	108
Other	22	429
United States	20	—

Total revenue	$11,149	$12,950

Non-current assets by country are as follows:

ANALYSIS OF NON-CURRENT ASSETS BY COUNTRY:	AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
United Kingdom	$52,329	$70,862
Italy	8,074	7,638
United States	3,481	4,883
Colombia	4,817	4,543
Other	1,195	980

Total	$69,896	$88,906

5. FINANCE INCOME AND FINANCE EXPENSE

	SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
Interest income (cash)	$473	$510
Other	31	—

Finance income	$504	$510

Interest expense (cash)	$(2,398)	$(4,378)
Interest expense (non-cash)	(6,007)	(5,905)
Lease liability interest expense (Note 19)	(205)	(169)
Dividend on preferred shares (Note 14)	(10,711)	(10,770)
Foreign exchange loss	(1,923)	(26,334)
Other	—	(70)

Finance expense	$(21,244)	$(47,626)

Included in foreign exchange loss is $20,785 and $1,724 for the six months ended June 30, 2020 and 2019, respectively, related to intercompany loans between subsidiaries.

6. INCOME TAXES

TAX CREDIT FOR THE PERIOD	SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
Current income credit
- Current period	$5,386	$4,528
- Prior years	(844)	—

Total current income credit	4,542	4,528

Deferred income tax credit
- Current period	142	142
- Prior years	—	—

Total deferred income credit	142	142
Total income tax credit	$4,684	$4,670

Included in the current period income credit are amounts related to research and development tax credits of $4,735 (2019: $3,943) in respect of the current year and $0 (2019: $844) in respect of prior years.

The adjustment for prior years, which is primarily related to the research and development tax credit, has arisen following an increase in the eligible expenditure included within the claim filing made with the tax authorities.

Reconciliation of effective tax rate:

	SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
Loss for the period before taxation	$73,479	$111,638

Tax benefit at the standard U.K. rate at 19%	13,988	21,211
Difference in overseas tax rates	276	484
Expenses not deductible for tax purposes	(3,130)	(2,853)
Tax losses for which no deferred tax asset was recognized	(8,581)	(18,609)
Share-based payment	(389)	(298)
Research and development credit	1,676	4,735
Adjustments for prior year	844	—
Other timing differences and adjustments	—	—

Income tax credit	$4,684	$4,670

Effective tax credit rate	6%	4%

A reduction in the U.K. corporation tax rate from 19% to 17% (effective from April 1, 2020) was substantively enacted on September 6, 2016, and the U.K. deferred tax asset at December 31, 2019 has been calculated based on this rate. In the March 11, 2020 budget, it was announced that the U.K. tax rate will remain at the current 19% and not reduce to 17% from April 1, 2020. This will have a consequential effect on the company’s future tax charge. This rate change, if it had been enacted at the current balance sheet date, would not have impacted the deferred tax liability.

In the U.S., the Tax Cuts and Jobs Act of 2017 reduced the corporation tax rate to 21% from January 1, 2018. The effect of the new U.S. corporation tax rate has been considered, where applicable, and does not have a material impact.

7. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share has been calculated by dividing the loss for the period attributable to ordinary shareholders of $106,719 (2019: $68,723), by the weighted average number of A Ordinary shares outstanding of 373,652 (2019: 371,908) during the six months ended June 30, 2020:

Loss attributable to ordinary shareholders:	SIX MONTHS ENDED JUNE 30, 2019		SIX MONTHS ENDED JUNE 30, 2020
	BASIC	DILUTED	BASIC	DILUTED
Loss for the period, attributable to equity holders of the parent	$(68,723)	$(68,723)	$(106,719)	$(106,719)
Loss attributable to ordinary shareholders	(68,723)	(68,723)	(106,719)	(106,719)

Weighted-average number of ordinary shares:
	BASIC	DILUTED	BASIC	DILUTED
Issued ordinary shares at January 1	377,635	377,635	373,652	373,652
Effect of shares issued	(5,727)	(5,727)	—	—
Weighted-average number of ordinary shares	371,908	371,908	373,652	373,652

Loss per share:
	BASIC	DILUTED	BASIC	DILUTED
Loss per share	$(184.78)	$(184.78)	$(286.28)	$(286.28)

The Company’s potentially dilutive securities, which include stock options, convertible preferred shares, convertible notes and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of A Ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to A Ordinary shareholders is the same. The Company excluded the following potential A Ordinary shares and common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders and common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	YEAR ENDED DECEMBER 31,	SIX MONTHS ENDED JUNE 30,
	2019	2020
Convertible preferred shares (as converted to A Ordinary shares)	212,718	212,718
Options to purchase A Ordinary shares	153,202	155,986
Convertible Debt (as converted to common shares)	41,797	41,797
Warrants to purchase A Ordinary shares	13,067	13,067
Warrants to purchase common shares	2,284	2,284

	423,068	425,852

8. GOODWILL AND INTANGIBLE ASSETS

	GOODWILL	PATENTS	CUSTOMER INTANGIBLES	SUPPLIER RELATIONSHIPS	TECHNOLOGY AND SOFTWARE	TOTAL
Cost
At January 1, 2019	$13,635	$18,020	$8,731	$2,856	$11,177	$54,419
Additions	—	102	—	—	—	102
Acquisition of subsidiaries	1,506	—	—	—	—	1,506
Exchange differences	250	—	—	—	—	250

At December 31, 2019	15,391	18,122	8,731	2,856	11,177	56,277

Amortization
At January 1, 2019	—	2,312	2,977	757	6,711	12,757
Charge for the period	—	930	890	286	388	2,494
Exchange differences	—	(532)	167	—	(142)	(507)

At December 31, 2019	—	2,710	4,034	1,043	6,957	14,744
Net Book Value
At December 31, 2019	$15,391	$15,412	$4,697	$1,813	$4,220	$41,533
Cost
At January 1, 2020	$15,391	$18,122	$8,731	$2,856	$11,177	$56,277
Additions	—	—	—	—	22	22
Exchange differences	(466)	(1,077)	(49)	—	(283)	(1,875)

At June 30, 2020	14,925	17,045	8,682	2,856	10,916	54,424

Amortization
At January 1, 2019	—	2,710	4,034	1,043	6,957	14,744
Charge for the period	—	406	455	143	157	1,161
Exchange differences	—	(11)	3	—	—	(8)

At June 30, 2020	—	3,105	4,492	1,186	7,114	15,897
Net Book Value
At June 30, 2020	$14,925	$13,940	$4,190	$1,670	$3,802	$38,527

For the six months ended June 30, 2020 and 2019, amortization of $674 and $706, respectively, is included in Selling, marketing and administrative expenses. For the six months ended June 30, 2020 and 2019, amortization of $487 and $503, respectively, is included in Research and Development expenses.

9. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS	FIXTURES AND FITTINGS	PLANT AND EQUIPMENT	UNDER CONSTRUCTION	TOTAL
Cost
At January 1, 2019	$2,180	$2,314	$14,140	$3,312	$21,946

Additions	188	581	2,409	7,542	10,720
Transfers	602	216	(88)	(730)	—
Acquisition of subsidiaries	—	—	633	—	633
Disposals	—	(29)	(209)	—	(238)
Exchange differences	84	33	402	308	827

At December 31, 2019	3,054	3,115	17,287	10,432	33,888

Accumulated Depreciation
At January 1, 2019	442	1,266	3,178	—	4,886

Charge for the period	478	622	2,681	—	3,781
Transfers	110	108	(218)	—	—
Disposals	—	(17)	(126)	—	(143)
Exchange differences	37	35	151	—	223

At December 31, 2019	1,067	2,014	5,666	—	8,747

Carrying Amount
At December 31, 2019	$1,987	$1,101	$11,621	$10,432	$25,141
Cost

At January 1, 2019	$3,054	$3,115	$17,287	$10,432	$33,888

Additions	437	246	1,985	23,867	26,535
Transfers	56	(23)	21	—	54
Disposals	—	(20)	(9)	—	(29)
Exchange differences	(193)	(174)	(1,205)	(1,315)	(2,887)

At June 30, 2020	3,354	3,144	18,079	32,984	57,561

Accumulated Depreciation
At January 1, 2019	1,067	2,014	5,666	—	8,747

Charge for the period	320	300	1,383	—	2,003
Transfers	56	(2)	—	—	54
Disposals	—	(7)	(7)	—	(14)
Exchange differences	(67)	(95)	(451)	—	(613)

At June 30, 2020	1,376	2,210	6,591	—	10,177

Carrying Amount
At June 30, 2020	$1,978	$934	$11,488	$32,984	$47,384

For the six months ended June 30, 2020 and 2019, depreciation expense of $1,409 and $1,184, respectively has been charged to Research and development expenses and $594 and $629, respectively to Selling, marketing and administrative expenses.

Assets under construction are primarily related to leasehold improvements and manufacturing equipment to increase manufacturing capacity.

10. INVENTORY

	AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
Finished goods, net of reserves	$5,375	$10,417
Raw materials	6,226	11,536
WIP	309	376

Total Inventory	$11,910	$22,329

The increase in inventory for the six months ended June 30, 2020 is a result of building inventory in anticipation of future new product sales.

11. TRADE AND OTHER RECEIVABLES

	AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
Trade receivables	$6,312	$6,579
Reserves on trade receivables	(674)	(528)
VAT receivable	3,647	3,740
Prepayments	997	1,815
Other receivables	2,133	1,523

Total trade and other receivables	$12,415	$13,129

12. SHARE CAPITAL, PREMIUM AND OTHER RESERVES

Share capital and share premium

LumiraDx Limited was incorporated on August 24, 2016 with an authorized share capital of 5,000,000 A Ordinary Shares of par value $0.001 each and 5,000,000 Common Shares of par value $0.001 each. On September 29, 2016, the Company acquired 100% of the issued share capital of LumiraDx Holdings Limited following the agreement of an Exchange Offer, which was effective from September 28, 2016. LumiraDx Limited acquired all shares in LumiraDx Holdings Limited, and in exchange LumiraDx Limited issued to the shareholders of LumiraDx Holdings Limited a corresponding number of shares on a share-for-share basis.

SHARES AUTHORIZED, FULLY PAID AND ALLOCATED	A ORDINARY SHARES
	YEAR ENDED DECEMBER 31, 2019	SIX MONTHS ENDED JUNE 30, 2020
In issue at start of period	377,635	373,652
Issued for cash	—	—
Issued in other transactions	2,801	—
Shares cancelled	(6,784)	—

In issue at end of period—fully paid and allocated	373,652	373,652

13. SHARE BASED PAYMENTS

Share options are granted to directors, employees and certain service providers. The share options have a vesting period of 1-4 years with shares being exercisable pro rata per year from the date of issue. All share options granted have a contractual life of 10 years from the date of grant. Share options are settled in equity.

For the employee-based share options, if the owner of the share option ceases to be employed by the Company, in most cases the option lapses within a short period of departure of such employee. 18,862 share options have been forfeited to date. Management has not anticipated any stock options to be forfeited due to termination of employment prior to the assumed exercise date.

Movements on number of share options and their related exercise price are as follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2019	141,250	$515.67

Granted	13,453	1,404.64
Exercised	—	—
Forfeited	(1,501)	677.35

Outstanding at December 31, 2019	153,202	592.37

Granted	2,884	2,330.23
Exercised	—	—
Forfeited	(100)	1,531.33

Outstanding at June 30, 2020	155,986	623.90

Exercisable at December 31, 2019	107,394	455.86

Exercisable at June 30, 2020	116,472	$475.32

No options were exercised in the six months ended June 30, 2020 or 2019.

The options outstanding at June 30, 2020 have an exercise price in the range of 70.59 to 2,386.85 and a weighted average contractual life of 6.85 years.

Share based compensation expense of $1,043 and $1,336 has been charged to research and development expenses and $526 and $713 to selling, marketing and administrative expenses for the six months ended June 30, 2020 and 2019, respectively.

14. PREFERRED SHARES

	PREFERRED SHARES	DIVIDENDS	TOTAL
Balance at January 1, 2019	$213,041	$5,113	$218,154
Accretion of issuance costs	8,886	—	8,886
Dividends accrued	—	21,600	21,600

Balance at December 31, 2019	221,927	26,713	248,640
Accretion of issuance costs	3,795	—	3,795
Dividends accrued	—	10,770	10,770

Balance at June 30, 2020	$225,722	$37,483	$263,205

The outstanding Series A 8% Cumulative Convertible Preferred Shares (“Preferred Shares”) have been treated as a compound instrument in accordance with IFRS 9 as the Company has a contractual obligation to deliver: i) cash upon maturity; and/or ii) a requirement to deliver A Ordinary shares upon conversion. The Preferred Shares are convertible into A Ordinary shares at the option of the holder and mandatorily convertible into A Ordinary shares upon listing on a public market at a price above the liquidation preference and accrued and unpaid dividends. Each Preferred Share, including any accrued dividends, is convertible into one A Ordinary share.

In accordance with IFRS 9, the redemption feature qualifies as a liability at fair value with the residual proceeds allocated to conversion feature recorded within equity as Other reserves.

The Preferred Shares accrue an 8% cumulative annual dividend until the earlier of (i) the date seven years from their issue (ii) the date the Preferred Shares are converted in accordance with their terms or (iii) the date the Company is liquidated. No dividends will be paid on the A Ordinary Shares for so long as the Preferred Shares are in issue.

The Preferred Shares carry a preferential right to share in the proceeds of a liquidation of the Company, and will rank senior to the A Ordinary Shares and the Common Shares of the Company on liquidation.

Each of the Preferred Shares shall automatically convert to A Ordinary Shares in connection with an IPO or sale of the Company, provided that the value of an A Ordinary Share at that time is not less than the aggregate of the issue price of such Preferred Share and the dividend accrued on each such Preferred Share. Each Preferred Shareholder may convert their Preferred Shares to A Ordinary Shares at any time.

15. DEBT

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost.

		NOMINAL INTEREST RATE		DECEMBER 31, 2019			JUNE 30, 2020
	CURRENCY		YEAR OF MATURITY	FACE VALUE	CARRYING AMOUNT	FAIR VALUE	FACE VALUE	CARRYING AMOUNT	FAIR VALUE
Unsecured Loan	USD	2.00%	2024	$18,000	$18,000	$17,889	$18,000	$18,000	$19,046
Senior Secured Loans	USD	11.50%	2023	40,000	37,453	37,409	40,000	37,785	39,434
Convertible Notes	USD	5.00%	2024	75,156	55,477	55,147	75,156	57,256	61,425
Instrument Financing Loans	EUR	1.70-2.60%	2020- 2023	993	993	993	801	801	801

Balance at January 1, 2019	$49,372
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs	127,701
Repayments of borrowings	(49,328)

Total changes from financing cash flows	78,373
Other changes
Warrants	(491)
Loss on extinguishment of debt	520
Conversion of debt into A Ordinary shares	(970)
Conversion feature allocated to equity	(17,065)
Amortisation of debt issuance costs	2,155
Foreign exchange impact	29

Total other changes	(15,822)
Balance at December 31, 2019	111,923
Less: Debt due within one year	(378)

$111,545

Changes from financing cash flows
Repayments of borrowings	$(193)

Total changes from financing cash flows	(193)
Other changes
Amortisation of debt issuance costs	2,111
Foreign exchange impact	1

Total other changes	2,112
Balance at June 30, 2020	113,842
Less: Debt due within one year	(364)

$113,478

16. LEASE LIABILITY

	AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
Due in less than one year	$1,833	$1,468
Due between one and five years	1,706	1,388
Due in more than five years	—	—

Total	$3,539	$2,856

17. TRADE AND OTHER PAYABLES

	AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
Trade payables	$16,166	$20,945
Deferred grant revenue	7,915	7,249
Accrued expenses	8,598	10,694
Deferred revenue	2,639	1,996
Accrued interest	2,070	1,909

Total trade and other payables	$37,388	$42,793

18. COMMITMENTS

Commitments for capital and inventory contracted for at the end of the reporting period but not yet incurred is as follows:

	AS OF DECEMBER 31, 2019	AS OF JUNE 30, 2020
Capital	$5,570	$12,662
Inventory	—	39,116

Total	$5,570	$51,778

The capital commitments relate to contracts to purchase property, plant and equipment, and inventory.

19. LEASES—GROUP AS LESSEE

The Group leases various offices and facilities. The lease terms are between 1 and 4 years.

Right-of-use assets
Net Carrying Amount
December 31, 2019	$2,963
June 30, 2020	2,777
Depreciation expense for the six months ended
June 30, 2019	$770
June 30, 2020	984

During the six months ended June 30, 2020, additions to right-of-use assets amounted to $1,002.

AMOUNTS RECOGNIZED IN PROFIT AND LOSS	SIX MONTHS ENDED JUNE 30, 2019	SIX MONTHS ENDED JUNE 30, 2020
Depreciation expense of right-of-use-assets	$770	$984
Interest expense on lease liabilities	205	169

	$975	$1,153

At June 30, 2020 the Group is not committed to any short-term leases.

Variable lease payment terms are deemed an insignificant portion of the overall liability at June 30, 2020.

The total cash outflow for leases in the six months ended June 30, 2020 and 2019 amounted to $1,103 and $872, respectively.

20. EVENT AFTER THE REPORTING PERIOD

Financing

In April 2020, the Company initiated its 2020 Funding Round. The Company’s shareholders approved the 2020 Funding Round in May 2020 and provided authorization to the Board to raise up to $150 million. The Company secured commitments from investors totaling $148.9 million which are available for drawdown by the Company for the period starting on July 1, 2020 and ending on October 31, 2020.

The Company agreed to issue up to 16,528 warrants to acquire Common Shares at a strike price of $1,793.38 and to pay a cash fee equal in aggregate to two per cent of the aggregate amount of the committed amounts in exchange for the commitment from the investors and funding when commitments are called. If the Company decides to call the funds and receive the committed amounts, the Company would then issue relevant loan note certificates to the lenders in respect of their relevant actual committed amounts, subject to their payment being received. The relevant loan notes (the “2020 Convertible Notes”) shall be for a term of 360 days from the date of issue of such 2020 Convertible Notes and shall entitle its holders to 10% interest from the date of issue of such 2020 Convertible Notes. Such interest will be paid on the date the relevant 2020 Convertible Notes are repaid. The 2020 Convertible Note Holders may convert the notes into Common Shares of the Company at their election at a fixed price to be determined based on certain performance criteria achieved by the Group during 2020. The 2020 Convertible Notes will automatically convert into Common Shares upon a qualifying IPO at a fixed priced to be determined based on certain performance criteria achieved at the time. In the event the Company is prevented by a senior creditor from repaying the notes upon maturity, the Convertible note holder may choose to extend the maturity of the 2020 Convertible Notes.

In July 2020, the Company called and received payment for $74.3 million on the 2020 Convertible Notes.

Emergency Use Authorizations

On August 11, 2020 the Group received Emergency Use Authorization from the US Food and Drug Administration for its RNA STAR product for use in laboratory COVID-19 testing. On August 19, 2020 the Group received Emergency Use Authorization from the US Food and Drug Administration for its COVID-19 antigen test. These Emergency Use Authorizations will allow the Group to generate revenue from its products in response to the pandemic.

            Common Shares

PRELIMINARY PROSPECTUS

                    , 2020

Jefferies	SVB Leerink	Evercore ISI	Raymond James

Through and including                    , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Articles of association provide that each of officer or director shall be indemnified out of our assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as Exhibit 10.4 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Below is information regarding all unregistered securities sold by us from January 1, 2017 through the date of the prospectus that forms a part of this registration statement:

(a) Share Issuances

In February 2017, we issued and sold 3,269 ordinary shares to Xen Biofluidx, Inc. at a per share purchase price of $611.63 for gross consideration of $2.0 million.

In February 2017, we issued and sold 8,175 ordinary shares to Petrichor Opportunities Fund I LP at a per share purchase price of $611.63 for aggregate gross consideration of $5.0 million.

In July 2017, we issued and sold 991 ordinary shares to the then-shareholders of Biomedical Services S.r.l. at a per share purchase price of $611.63 for gross consideration of $606,000.

In February 2018, we issued and sold an aggregate of 15,461 ordinary shares to certain investors in a private placement at a per share purchase price of $611.63 for aggregate gross consideration of $9.5 million. The shares were issued in connection with the issuance of the 12% notes (as described under paragraph (c) below).

In February 2018, we issued an aggregate of 2,479 ordinary shares to certain designees of U.S. Boston Capital Corporation in consideration for U.S. Boston Capital Corporation procuring certain investors.

In June 2018, we issued and sold an aggregate of 1,000 ordinary shares to Microtest Matrices Limited at a per share price of $611.63 for aggregate gross consideration of $612,000.

From August 2018 to November 2018, we issued and sold an aggregate of 212,718 preferred shares in a private placement to certain investors at a per share purchase price of $1,269.28 for aggregate gross consideration of $270.0 million.

In October 2018, we issued and sold 1,586 ordinary shares to FitLinxx, Inc. at a per share purchase price of $611.63 for aggregate gross consideration of $970,000 in satisfaction of the conversion of part of the principal amount outstanding under an acquisition note issued in 2016, or the acquisition note.

In November 2018, we issued and sold an aggregate of 474 ordinary shares, consisting of 237 ordinary shares to Ron Zwanziger and 237 ordinary shares to Willard L. Umphrey, at a per share purchase price of $1,269.28 for aggregate gross consideration of $602,000.

In April 2019, we issued and sold 1,587 ordinary shares to FitLinxx, Inc. at a per share purchase price of $611.63 for aggregate gross consideration of $971,000 in satisfaction of the conversion of the remaining amount outstanding under the acquisition note.

In October 2019, we issued 1,214 ordinary shares to the then-shareholders of SureSensors Ltd. in partial consideration for the acquisition of the shares of SureSensors Ltd. from the shareholders.

(b) Warrant Issuances

In September 2019, we issued warrants to Kennedy Lewis Capital Partners Fund Master Fund LP and certain other lenders to purchase up to 2,284 ordinary shares at an exercise price of $1,459.89 per ordinary share in connection with the issuance of the senior secured loan in September 2019 (as further described under paragraph (c) below).

In July 2020, we issued to certain investors warrants to purchase up to an aggregate of 16,528 common shares at an exercise price of $1,793.38 per common share.

(c) Notes Issuances

In February 2017, one of our subsidiaries, LumiraDx Investment Limited issued and sold senior secured loan notes to certain investors in a private placement for an aggregate of $15.0 million, or the 7.75% notes. The 7.75% notes accrued interest at a base interest rate of the sum of: (i) the greater of (a) LIBOR, or (b) 1%, and (ii) 7.75%. LumiraDx Investment Limited redeemed the 7.75% notes in September 2019.

In February 2018, we issued and sold unsecured subordinated loan notes to certain investors in a private placement for an aggregate principal amount of $38.3 million, or the 12% notes. The 12% notes accrued interest at a rate of 12% per year and were redeemed between August and November 2018. In connection with the redemption, the company converted $35.4 million of principal and $4.3 million of interest into 31,164 preferred shares.

In September 2019, LumiraDx Investment Limited, issued and sold senior secured loan notes to Kennedy Lewis Capital Partners Fund I LP and certain other lenders for an aggregate of $40.0 million. The senior secured loan notes accrue interest at a rate of 11.5% per year and mature in September 2023.

In October 2019, we issued an unsecured loan note in the amount of $18.0 million to the BMGF, or the unsecured loan. The unsecured loan accrues interest at a rate of 2% per year and matures in October 2024.

From October 2019 to January 2020, we issued and sold convertible loan notes to certain investors in a private placement for an aggregate principal amount of $75.0 million, or the 5% notes. The 5% notes accrue interest at a rate of 5% per year and will convert into common shares at a price per share of $1,793.38 upon the completion of this offering.

In July 2020, we issued and sold convertible loan notes to certain investors in a private placement for an aggregate principal amount of approximately $74.3 million, or the 10% notes. The 10% notes accrue interest at a rate of 10% for a 360-day term and converts into common shares at a price per share of $         upon the completion of this offering.

(d) Option Issuances

Since January 1, 2017, we have granted to employees, officers, directors, consultants and other service providers options to purchase an aggregate of 64,346 ordinary shares, with exercise prices ranging from $611.628 to $2,386.85, pursuant to the LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme and the LumiraDx Limited Unapproved Option Scheme with U.S. Appendix. Since January 1, 2017, no ordinary shares have been issued upon the exercise of stock options.

We believe that the offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (c) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (d) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8. Exhibits and Financial Statement Schedules.

Exhibits

The exhibits to the registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)

The registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(ii)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2*	Form of Memorandum and Articles of Association of the Registrant (to be adopted upon the effectiveness of this registration statement).

4.1*	Specimen Certificate for Common Shares

5.1*	Opinion of Appleby (Cayman) Ltd

10.1#*	LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme

10.2#*	LumiraDx Limited Unapproved Option Scheme with U.S. Appendix

10.3#*	Form of LumiraDx Limited 2020 Incentive Plan

10.4*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers

10.5*	Registration Rights Agreement, dated as of July 17, 2018, by and between the Registrant and CVS Pharmacy, Inc.

10.6*	Registration Rights Agreement, dated as of August 8, 2018, by and between the Registrant and Bill & Melinda Gates Foundation

10.7*	Registration Rights Agreement, dated as of August 8, 2018, by and between the Registrant and Morningside Venture Investments Limited

10.8*	Registration Rights Agreement, dated as of August 15, 2018, by and between the Registrant and Thermo Fisher Scientific Inc.

10.9*	Registration Rights Agreement, dated as of October 12, 2018, by and between the Registrant and DH Diagnostics LLC

10.10†*	Amended and Restated Cooperation Agreement, dated as of October 17, 2019, by and between the Registrant and the Bill & Melinda Gates Foundation

10.11†*	Note Purchase Agreement, dated as of October 17, 2019, by and between the Registrant and the Bill & Melinda Gates Foundation, and the Unsecured Subordinated Promissory Note issued thereunder

10.12†*	Grant Agreement, dated as of November 5, 2019, by and between the Registrant and the Bill & Melinda Gates Foundation, as amended

10.13†*	Exclusivity Agreement, dated as of August 3, 2018, by and between the Registrant and CVS Pharmacy, Inc.

10.14†*	Purchase Agreement, dated August 14, 2020, by and between LumiraDx Inc. and CVS Pharmacy, Inc.

10.15†*	Manufacturing Services Agreement, dated as of June 1, 2017, by and between the LumiraDx UK Limited and Flextronics Medical Sales and Marketing, Ltd., as amended by the Affiliate Adoption Agreement No. 2, dated as of January 17, 2020

10.16†*	Assignation and Variation, dated as of October 28, 2015, by and among the Registrant, Alere Technologies Limited and The Ashtenne Industrial Fund LP, as amended by Minute of Variation and Extension of Lease, dated as of October 16, 2019, by and between the Registrant and The Ashtenne Industrial Fund LP

10.17†*	Lease, dated as of July 29, 2016, by and between the Registrant and South Cedros Associates, LLC, as amended by Lease Modification and Extension, dated as of June 2, 2020, by and between the Registrant and South Cedros Associates, LLC

21.1*	List of subsidiaries of the Registrant

23.1*	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Appleby (Cayman) Ltd (included in exhibit 5.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

*	To be included by amendment.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                ,                 , on                    , 2020.

LUMIRADX LIMITED

By:
Name:	Ron Zwanziger
Title:	Chief Executive Officer, Chairman and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ron Zwanziger and Dorian LeBlanc, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Ron Zwanziger	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	, 2020

Dorian LeBlanc	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020

Jerry McAleer	Director	, 2020

Dave Scott	Director	, 2020

Donald Berwick	Director	, 2020

Bruce Keogh	Director	, 2020

Lu Huang	Director	, 2020

Lurene Joseph	Director	, 2020

SIGNATURE	TITLE	DATE

Troyen A. Brennan	Director	, 2020

Amit Thakker	Director	, 2020

George Neble	Director	, 2020

LumiraDx Inc.

By:	Name: Title:	Authorized Representative in the United States	, 2020